
06011723

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TOMRA Systems ASA

*CURRENT ADDRESS Drengsrudhagen 2
P.O. Box 278
N-1372 Asker

**FORMER NAME Norway

**NEW ADDRESS

FILE NO. 82- 3334 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/17/06


OSLO BØRS
NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER
Til: 25.01.2

09.02.04 14:24 Marked=OB **TOM INVITATION TO PRESENTATION OF 4TH QUARTER 2003** finansiell kalender

President and CEO Erik Thorsen will present the results of fourth quarter 2003 on Wednesday 11 February at 04.15 pm.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast.
A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Oslo Stock Exchange, Tollbugaten 2, Oslo

For participation, please contact: Irene Tabone.
Phone: +47 23 29 64 52 E-mail: Irene@hegnar.no

Material availability: The powerpoint presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.
On www.tomra.com you will also find excel sheets with updated numbers which can be downloaded.

Questions: You can send written questions directly to TOMRA`s top management if you follow the live broadcast of the quarterly presentation on the Internet.


RECEIVED
2006 MAR -1 P 1:21

TOMRA - Fourth Quarter results 2003

Please find a short version of the quarterly report below. For more detailed information, please find links to the whole quarterly report and presentation at the end of the summary.

- Revenues 712 MNOK (+9% relative to fourth quarter 2002)
  - Europe 338 MNOK (+52%)
  - North America 283 MNOK (-8%)
  - Non-deposit markets 91 MNOK (-25%)
- Cash flow from operations 190 MNOK

Germany
The revenue in Germany increased with 98 percent in fourth quarter 2003 relative to fourth quarter 2002. This growth was mainly driven by high demand for technology for refillable containers. Many retailers, who are not yet participating in established deposit systems for non-refillable containers, have de-listed non-refillable packaging from the stores and replaced them with refillable packaging. This shift in packaging has created an increased need for automated handling solutions for refillable containers.
Under the previously announced frame agreements which TOMRA has entered into with two German retailers for delivery of reverse vending systems for non-refillable containers, TOMRA installed machines worth approximately 21 MNOK during fourth quarter. TOMRA also continues to test reverse vending systems for non-refillable packaging at various retail chains in Germany.

Sweden
The growth in revenues during the fourth quarter was driven by installations at Coop Sweden, Danske Netto and other new stores. The deliveries to Coop Sweden will be completed during first quarter, and the activity level will be lower during the first quarter than in fourth quarter.

Finland
Finland had a strong performance during the fourth quarter with revenues of 33 MNOK - a 22 percent increase. Several new store openings have been the main driver of the positive development in Finland.

Other events
In order to improve the productivity within TOMRA's manufacturing activitites, while simultaneously maintaining capacity for the German market opportunity, TOMRA decided to close its R&D and production company in Finland. All R&D and production activities will be discontinued in Finland during the first quarter, and certain actitivies will be moved to Norway. The restructuring is expected to generate annual operating cost savings of 25-30 MNOK, and TOMRA has accrued 35 MNOK in the fourth quarter 2003 to cover the restructuring costs.

California
TOMRA had 405 recycling centers in operation at year-end 2003, which is an increase of twelve percent versus the prior year-end. Collection volumes at recycling centers increased by five percent during the period, which was in part due to the new centers at Albertson's stores.
Approximately 250 of TOMRA's recycling centers have been negatively impacted by a strike since mid-October at three major retail chains (Vons, Ralph's and Albertson's). As a consequence recycling center volumes decreased by approximately 9 percent in the fourth quarter 2003 versus 2002. The strike may continue through the first quarter of 2004.

Canada
TOMRA placed 273 machines in Canada in 2003, which is an increase of 24 percent versus 2002. TOMRA expects industry to continue to replace and upgrade machines and related equipment in order to generate further operating efficiencies in the value chain, and hereby a continued growth in the Canadian market in 2004.

Brazil
In Brazil, revenues measured in USD were down by two percent relative to 2002, but declined by 14 percent when measured in Norwegian currency to NOK 368 million in 2003. Consumption of beverages sold in aluminum cans dropped by approximately 13 percent in 2003 due to the depressed overall macro-economic situation. As a consequence, used beverage container collection volumes have also dropped at a similar rate, which negatively impacted TOMRA's operations in Brazil.

To view the webcast live on internet, please use the following link:
http://login.smartcom.no/?view=presid-7$sector-4fcdf634

A record of the broadcast will be available as soon as the live broadcast has ended.

For presentation of 4th quarter 2003 please use the following link:
http://hugin.info/162/R/933925/128634.pdf

For full report with tables of 4th quarter 2003 please use the following link:
http://hugin.info/162/R/933927/128635.pdf

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: RESULTATUTSIKTER Til: 25.01.2

11.03.04 07:54 Marked=OB TOM **EXPECTATIONS FOR THE FIRST QUARTER 2004** resultatutsikter

---

Based on many questions regarding the shortterm opportunities for TOMRA related to technology needs for non refillable containers in Germany, TOMRA wishes to communicate its expectations for the first quarter 2004. TOMRA emphasizes that it does not anticipate orders in the first quarter 2004 connected to deposit on nonrefillable containers in Germany, which could have an impact on revenue and profit in the quarter. TOMRA therefore anticipates a flat development in both revenue and operating profit in the first quarter 2004 versus the first quarter 2003. The company expects revenue in the first quarter 2004 to equal approximately 550 MNOK (versus 530 MNOK in the first quarter 2003) and an operating profit in line with first quarter 2003, which was 30 MNOK.

OSLO BØRS NewsWeb

Ticker: TOM | Ant meldinger: 5 | Fra: 01.01.1
Meldingstype: TRYKT ÅRS/DELÅRSRAPPORT | Til: 25.01.2

TOMRA ANNUAL REPORT 2003 NOW PUBLISHED

01.04.04 14:11 Marked=OB TOM

trykt års/delårsrapport
1513K

TOMRA has published its annual report 2003 today. A pdf version of the report is enclosed, and can be downloaded via TOMRA`s website at www.tomra.com. A dynamic web version of the report is also available at the company`s website. To receive a paper copy of the report, please contact Elisabeth Wilborn Sørli directly at elisabeth.sorli@tomra.no or +47 66 79 92 19.

Annual Report


TOMRA
Helping the world recycle

contents

Design & layout
Cox Design

Main photographer
Damian Heinisch

Others
Annual Report
Page 6-7: Terje Heiestad, Cox foto
Page 8: Pow-Wow Studios, Christian Hatt & Rune Mæhre
Page 9: Al Ferreira, Al Ferreira Photography, Ltd
Page 10: TOMRA

Management Report
Page 7 and 13: Terje Heiestad, Cox foto
Page 11 and 27: Pow-Wow Studios, Christian Hatt & Rune Mæhre
Page 11 (bottom): TOMRA
Page 17: Al Ferreira, Al Ferreira Photography, Ltd

Trykk & repro
RK Grafisk AS



This TOMRA publication is printed with paper and inks satisfying the environmental requirements of the Nordic Swan Label (www.ecolabel.no)

Highlights 2003

Europe

Revenues in Europe during 2003 declined by three percent versus the prior year. Activities in Denmark, which had an exceptional year in 2002 due to the introduction of deposit on cans, returned to a normal level with revenues of NOK 71 million. The decline in Denmark was however, somewhat offset by a strong performance in Sweden and Germany.

Germany Deposit on non-refillable containers was introduced during 2003. TOMRA secured frame agreements worth approximately 90 MNOK with two discount chains for installation of machines for non-refillable containers. Testing of reverse vending technology with other discount chains continues. A strong market development for reverse vending technology for refillable containers during the second half of 2003 helped to boost revenues to NOK 239 million (+23 percent) in 2003.

Sweden Highest sales performance ever equalling NOK 207 million (+56 percent) driven by contract with Coop Sweden worth NOK 100 million.

Revenue


NOK million
1 000
800
600
400
200
0
910
2003
2002
2001

Number of machines installed per year


5 000
4 000
3 000
2 000
1 000
0
2003
2002
2001

North America

TOMRA's revenues from continuing operations in North America declined by nine percent to NOK 1,180 million in 2003. The primary reason for this decline was a stronger Norwegian currency versus the U.S. dollar. Revenues increased by two percent in 2003 when measured in local currency.

TOMRA improved its market position within technology in the U.S., buffeted particularly from a contract for 500 machines at Shaw's Markets' stores. Machine installations grew by 24 percent in Canada.

The number of recycling centers operated by TOMRA in California increased by approximately twelve percent to 405 centers, driven primarily by a contract with Albertson's to provide our recycling centers at 120 stores. The California legislature approved an increase in the state's deposit amount on containers from 2.5 cents to 4 cents effective 1 January 2004.

Revenue


NOK million
1 500
1 200
900
600
300
0
1 180
2003
2002
2001

Number of machines installed per year


2 000
1 600
1 200
800
400
0
1 770
2003
2002
2001

Recycling Solutions

In October 2003 TOMRA announced the establishment of a new unit called Recycling Solutions. The primary objectives of this unit are to develop and acquire leading technological solutions to help build recycling-related business across the entire used beverage container value chain. TOMRA's current activities in Brazil and Japan are part of Recycling Solutions.

In Brazil, TOMRA maintained its market share of approximately 31 percent in the collection of used aluminium containers. Operations were negatively impacted however by a 13 percent decline in beverage can consumption. As a consequence, used beverage container collection volumes have also dropped at a similar rate. Lower supply of used aluminum cans resulted in higher costs for these materials and a low margin for TOMRA's collection business in this market.

TOMRA continued the development of its business model in Japan, which is based on replacing municipalities' existing container collection infrastructure (curbside solutions) with a more efficient bring system based on automated TOMRA collection centers. This effort included the sale of 28 TOMRA 83 HCps to the city of Mizuho in southern Japan.


NOK million
373
431
328









Highlights 2003

KEY FIGURES		2003	2002	2001	2000
Operating revenues	NOK million	2 463	2 674	2 924	2 718
EBITDA	NOK million	415	522	589	646
Operating profit	NOK million	242	330	(40)	466
Ordinary profit before taxes	NOK million	285	406	63	493
Net profit	NOK million	163	280	16	76
Total assets	NOK million	3 387	3 137	3 493	3 272
Equity	NOK million	2 594	2 470	2 631	2 636
Return on equity, ex. other items	%	6.7	10.0	(0.3)	15.4
Return on total assets	%	9.6	12.4	2.0	17.7
Earnings per share	NOK	0.81	1.44	(0.08)	0.36
Earnings per share, ex. other items	NOK	0.95	1.44	(0.04)	1.90
Earnings per share fully diluted	NOK	0.81	1.44	(0.08)	0.35
Net cash flow from operating activities	NOK million	217	501	560	21
Number of employees as of 31 December		1 976	2 048	1 994	1 886
Female employees	%	20	19	19	-
Female managers (of all managers)	%	18	-	-	-
Ethnic minority employees	%	21	27	25	-
Number of reportable injuries		253	308	359	-
Energy consumption	GWh	90	106	92	-
Carbon dioxide emissions	Metric tons	27 300	27 900	22 400	-
Water consumption	Cubic meters	178 000	-	-	-
Waste generation	Metric tons	1 650	1 750	1 900	-


Revenue
NOK million
3 000
2 400
1 800
1 200
600
0
2 463
2 674
2 924
2003
2002
Ordinary profit before taxes
NOK million
500
400
300
200
100
0
285
406
63
2003
2002
2001

Cash flow from operations


NOK million
750
600
450
300
150
0
217
501
560
2003
2002
2001

Directors' report

For TOMRA, 2003 was a year of consolidating its position in deposit markets and further positioning the company for future growth opportunities in non-deposit markets. Revenues declined by eight percent in 2003 in Norwegian kroner, which is disappointing given TOMRA's growth ambitions. Adjusted for currency impact, revenues declined by four percent. In Europe, revenues in 2003 declined by three percent versus the previous year. In Sweden, TOMRA signed a contract worth NOK 100 million with Coop Sweden. Deposit on non-refillable containers was implemented in Germany on 1 January 2003, and TOMRA has so far signed contracts worth NOK 90 million related to the deposit start-up. In North America, TOMRA's revenues in 2003 declined by nine percent versus 2002. Operations in California further improved during the year. In Canada, machine installations increased by 24 percent. TOMRA also signed a contract with U.S. retailer Shaw's Markets for 500 machines for placement in the U.S. Northeast. In Japan, resources were spent on developing and testing potential business models. TOMRA's activities in Brazil were negatively impacted by a dramatic drop in beverage can consumption.

FINANCIAL PERFORMANCE

Operating revenues decreased by eight percent from NOK 2,674 million in 2002 to NOK 2,463 million in 2003.

The operating profit decreased from NOK 330 million in 2002 to NOK 242 million in 2003. Net profit after minority interests equalled NOK 145 million in 2003 compared to NOK 257 million in 2002. An extraordinary write-down related to the closing of TOMRA's R&D and production company in Finland impacted earnings negatively in 2003 by NOK 35 million. Earnings per share equalled NOK 0.81, compared to NOK 1.44 in 2002.

TOMRA's balance sheet as of 31 December 2003 was NOK 3,387 million, an increase of eight percent from the beginning of the year. The cash flow from operations ended at NOK 217 million for 2003.

Liquidity was good and the equity ratio was 77 percent at year-end.

In accordance with the provisions of the Norwegian Accounting Act, the Board of Directors confirms that the accounts have been prepared on a going concern basis.

APPLICATION OF PROFIT

Tomra Systems ASA made NOK 214.6 million in net profit for 2003. The Board recommends the following application of the net profit, including a dividend of NOK 0.30 per share, up from NOK 0.25 per share the previous year:

Dividend	NOK 53.5 million
Distributable reserves	NOK 161.1 million
Total amount applied	NOK 214.6 million



Chairman of the Board
Jan Chr. Opsahl (55)
Education B.A., Bus. Adm., University of Strathclyde, M.Sc. Sloan Fellow, London Business School
Other board memberships Chairman; Tandberg ASA and Tandberg TV ASA. Vice-chairman; Komplett ASA
Board member of TOMRA since 1988



Svein S. Jacobsen (53)
Education MBA and Certified Public Accountant, Norwegian School of Business, Bergen
Other board memberships Chairman; Expert ASA, Vensafe ASA and Ideas ASA. Board member of Orkla ASA, InFocus Inc., Zenitel N.V.
Board member of TOMRA since 1996



Hanne de Mora (43)
Education MBA, IESE Business School, University of Navarra, Barcelona
Current occupation Partner/ Chairperson, a-connect, Zurich.
Other board memberships Telenor and Valora
Board member of TOMRA since 2002



Employee representative
Klaus Nærø (56)
Current occupation Technical order processing, Tomra Production AS
Board member of TOMRA since 1988

STRENGTHENED STRATEGIC FOCUS

TOMRA's vision is "to be the world's number one provider of solutions that make it attractive for people to return packaging for reuse and recycling." In pursuit of this vision, TOMRA works toward assuring the highest possible return percentage at the lowest possible cost, while simultaneously making the collection of empty beverage containers attractive and simple for consumers.

Deposit markets

TOMRA's technology solutions provide an efficient and convenient system of collecting and handling deposit beverage containers in stores. Correct identification of the empty beverage containers, combined with automatic sorting and accumulation, reduces stores' handling costs to a minimum. This idea established the basis for TOMRA's formation in 1972. The company's growth since that time has been driven by its ability to automate in-store handling operations in deposit markets around the world.

In the early 1990's, TOMRA's activities were expanded to also provide integrated solutions for the entire beverage container recycling value chain. TOMRA's technology became even more important in the search for further efficiencies in the operation of deposit systems. Machine compaction of used non-refillable beverage containers helps to reduce the cost of container transport and processing. In addition, online collection and processing of transaction data from the machines, now ensures secure and cost-effective administration of cash and materials flow. Operating integrated, technology-based solutions for the entire recycling value chain in deposit markets will remain central to TOMRA's activities in the years ahead.

Non-deposit markets

Approximately 85 percent of all beverage containers in the world are sold in non-deposit markets, where TOMRA traditionally has not been operating. But increasingly, local governments are setting targets for recycling of packaging waste, including used beverage containers, also in non-deposit markets. These targets have historically been set rather low, and recycling programs in non-deposit markets have often been able to reach their goals by applying traditional and non-incentive based collection systems, such as curbside and "bottle-bank" programs. In many parts of the world most used beverage containers still end up in landfills.

The international community is increasingly seeking to limit space for landfills, to solve littering issues and to preserve the value of certain material fractions. Numerous initiatives have been taken to find sustainable solutions for packaging reuse and recycling, and the revised EU Packaging Waste Directive illustrates this trend.

Common to most existing systems are low consumer participation and high operating costs. TOMRA believes that consumer participation can be substantially increased and costs significantly reduced by applying some lessons from deposit markets–without necessarily charging deposits.

Opportunities lie in offering consumers an attractive and well branded interface to recycling. By using TOMRA technology for receiving, identifying, sorting and compacting the material, one can achieve more demanding recycling targets at low costs. TOMRA is investing significant resources in the development of new solutions to support recycling in non-deposit markets.



Employee representative
Solveig Steinmo (29)
Education M.Sc. Norwegian University of Science and Technology
Current occupation Project Engineer, Quality & Environment Dept., Tomra Systems ASA
Board member of TOMRA since 2003



Jørgen Randers (59)
Education Ph.D., M.I.T.
Current occupation Professor, Norwegian School of Management
Other board memberships eGroup ASA, Miljøforskningsenteret AS, WWF International.
Board member of TOMRA since 1991



President/CEO of Tomra Systems ASA
Erik Thorsen (47)
Education MBA, University of Karlstad, Sweden
Other board memberships Chairman; Eltek ASA
Employed in TOMRA since 1986, President and CEO since 1996

DEPOSIT MARKETS

Europe

In 2003, TOMRA further consolidated its market position in Europe. Revenues equalled NOK 910 million versus NOK 933 million in the prior year, a decline of three percent. Among the highlights for the year were improved sales in Sweden and Germany. After a record year in Denmark in 2002, when deposit on cans was introduced in that country, the activity level normalized in 2003.

Deposit on non-refillable containers was introduced in Germany on 1 January 2003, and TOMRA secured two frame agreements with retailers worth NOK 90 million during the year. Many retail chains have tested machines for the handling of non-refillable containers throughout the entire year. Based on the expected need for cost-effective handling in stores, TOMRA anticipates significant technology sales in Germany in the coming years.

Following the implementation of deposit on non-refillable containers in Germany, certain retailers limited themselves to selling beverages in refillable containers only. This shift created a larger need for reverse vending machines for refillable containers. TOMRA installed nearly 800 machines in Germany in 2003, an 11 percent increase from 2002. TOMRA anticipates that the demand for refillable technology will continue in 2004.

A contract with Coop Sweden, worth NOK 100 million, was signed in 2003 for the replacement and upgrading of 800 machines. This contract contributed to generating revenue of NOK 207 million in Sweden in 2003, a 56 percent increase versus the prior year. TOMRA anticipates continued replacement sales in Sweden in 2004.

TOMRA has also been able to accelerate replacement sales in countries such as Norway and Finland by introducing new backroom handling solutions. These solutions contribute to reducing storage space and handling costs for store owners. TOMRA also expects to replace older models in its established European markets.

In recent years a number of food retail chains have expanded their presence across Europe. This expansion has resulted in an increasing number of installations for TOMRA equipment in Finland, Sweden, as well as the Czech Republic. This trend might continue in the coming year.

North America

Revenues in North America measured in USD increased by two percent in 2003. When measured in NOK, however revenues declined by nine percent to NOK 1,180 million.

TOMRA installed approximately 1,770 machines in 2003 compared to 1,900 in 2002. In Michigan, TOMRA installed 500 machines in 2003. The number of installations in Michigan is expected to decline in 2004 as most retailers have already replaced old machines. But TOMRA does anticipate an increase in installations in the other U.S. markets during 2004.

TOMRA signed an agreement with Shaw's Markets to install 500 machines in all its stores in Connecticut, Massachusetts and Vermont. The agreement also includes all new stores requiring machines for the ensuing five-year period. The transaction is structured as a five-year operating lease for the customer.







A user friendly Norwegian installation of the new TOMRA 710 machine.

In Canada, TOMRA installed 273 machines, a 24 percent increase compared to 2002. Based on the replacement potential in Quebec and significant automation opportunities in other provinces, TOMRA expects growth in technology sales in Canada in 2004.

The operations in California continued to improve during 2003. TOMRA operated 405 recycling centers in California at year-end 2003, up by 12 percent compared to 2002. The main reason for this increase was a contract with the national retail chain, Albertson's, which added 120 new recycling centers to TOMRA's portfolio. New legislation was passed by the California government to increase the deposit on beverage containers as of 1 January 2004. The increase is expected to have a positive effect on recycling rates in 2004, and TOMRA may benefit from additional collection volumes.

Within materials handling, TOMRA consolidated its operations and closed two processing plants in its U.S. East markets. Certain activities were also outsourced to a third party operator, reducing TOMRA's costs. TOMRA will continue to evaluate outsourcing and other cost-saving opportunities within its materials handling operations.

Technology for reverse vending systems

During 2003, considerable resources were allocated to the development of new products and system components for German customers, in anticipation of an increase in demand for new machines under the deposit system for non-refillable containers. Two deposit security marking systems were developed, which have added significant value to TOMRA's core technology portfolio.

TOMRA launched in 2003 its new all-container machine, the T-710, and more than 1,000 of these machines were installed in less than nine months. Faster recognition speed, improved compaction capabilities and cost-effective solutions for accumulation, are some of the advantages of the T-710.

For the Nordic and German markets, new cost-effective back-room solutions for mixed containers were developed and launched. These solutions were important in securing major contracts during the year.

In order to further streamline TOMRA's activities for deposit markets, all technical resources for these markets were organized in one technology unit. TOMRA also decided to close its R&D and production company in Finland. This is expected to generate annual cost savings of NOK 25-30 million.

NON-DEPOSIT MARKETS

In order to further develop growth opportunities in non-deposit markets, TOMRA has created a new unit called Recycling Solutions, which will concentrate on business and technology development for non-deposit markets. Recycling Solutions retains operational responsibility for existing businesses in Japan and Brazil, which are TOMRA's two current non-deposit market operations.

TOMRA has over the past several years spent considerable resources in the pursuit of low cost, durable technology for non-deposit market environments. During 2003, these concepts have reached the stage of internal testing. A new collection center concept includes a cost-effective container recognition system, a simple multi-fraction sorting system,







An American installation of several TOMRA X2s.

and durable light-weight granulators. These technology developments have resulted in several patent applications. There are a number of potential markets for TOMRA's non-deposit solutions in Europe, Asia, the United States, and Brazil. In 2003, significant resources were spent on mapping opportunities in several European countries, and discussions with local stakeholders have progressed in the United Kingdom and France.

Based on such market discussions, TOMRA expects to pilot its new recycling center concept in 2004. In Japan, TOMRA installed 28 machines in Mizuho municipality during 2003. The company is accelerating its search to find partners with a nationwide distribution network in order to be well positioned for further growth in Japan.

TOMRA's primary activity in Brazil is collection and recycling of used aluminum packaging. Consumption of beverages sold in aluminum cans dropped by approximately 13 percent in 2003 due to the overall depressed macroeconomic situation. As a consequence, used beverage container collection volumes dropped at a similar rate, which negatively impacted TOMRA's operations in Brazil. Revenues measured in USD were down by two percent relative to 2002, and declined in NOK by 14 percent to NOK 368 million. TOMRA maintained a market share within used aluminum can collection of 31 percent despite the challenging economic environment.

CORPORATE GOVERNANCE

Corporate governance in TOMRA is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders and other stakeholders. TOMRA's Corporate Governance Policy, Core Values and Leadership Principles are aligned to ensure a sustained development of TOMRA. The company's Corporate Governance Policy outlines the role of the Board and its various committees, the criteria for independence of directors, the guidelines for the compensation of the Board, as well as other pertinent items relevant to corporate governance. TOMRA's complete Corporate Governance Policy document is included in this report on page 32, and may also be accessed at the company's home page at www.tomra.com.

A comprehensive Code of Conduct, applicable to all leaders and employees, has also been established. The code covers all relevant business ethical issues, such as guidelines for conflict of interest, hiring of relatives, business gifts, security standards, buying and selling of TOMRA shares and other pertinent issues. All employees will be required to sign the code during 2004.

SHAREHOLDERS AND CAPITAL

The number of shareholders increased in 2003 to 13,649 at the end of the year, up from 12,291 at the beginning of the year. The TOMRA share price was NOK 40.10 at the end of 2003, down 11 percent from NOK 45.10 at the beginning of the year. The portion of shares held outside Norway was 57.5 percent at the beginning of the year and 48.2 percent as of 31 December 2003. The liquidity in the share improved to a total of 455 million shares traded in 2003, compared to 342 million the previous year. The total number of shares at







Tomra's reverse vending machines can fit into a variety of environments. Pictured here is a TOMRA 83 HCp installation in a park in Mizuho City, Japan.

the end of the year equalled 178.5 million with face value of NOK 1.

ORGANIZATION, HEALTH, ENVIRONMENT AND SAFETY
The number of employees in Tomra Group at the end of 2003 was 1,976, of which 253 worked in Norway, compared to respectively 2,048 and 246 at the end of 2002. The sickness absence rate for Tomra Systems ASA was 2.9 percent in 2003 and 2.0 percent in 2002. The number of work-related injuries requiring attention beyond basic first aid in the Tomra Group has been reduced from 308 in 2002 to 253 in 2003.

TOMRA measures the customer satisfaction through regular surveys. The survey results have been positive over the past several years. Tomra Systems ASA is certified to the ISO 9001 quality management standard, which is used to guide its continuous quality improvement process.

An internal survey is carried out among all employees providing feedback as to what extent the individual organizational units practice the company Core Values. The results are used to further develop the company's organizational development strategy. TOMRA also applies an integrated management system, which incorporates goal- and result-orientation throughout the entire organization.

TOMRA facilitates equal opportunities and opportunities for professional and personal development for all employees. Employment at TOMRA is based on qualifications, merits, abilities and potential. TOMRA does not discriminate in employment opportunities or practices on the basis of race, color, religion, sex, national origin, age, disability, sexual orientation or any other attribute.

Female employees comprised 20 percent of all employees and 18 percent of all managers at the end of 2003. Furthermore, two out of eleven members of the Tomra Group Executive Committee, and two out of six members of TOMRA's Board of Directors, were women.

TOMRA's Mission and Business Concept challenges TOMRA to continue to further strengthen its environmental engagement and responsibility. Tomra Systems ASA is certified to the ISO 14001 environmental management standard, and has made its environmental improvement objectives publicly available since 1998.

TOMRA's negative impact on the environment is derived from the usage of energy in buildings, industrial processes and the vehicle fleet; the generation of waste; greenhouse gas emissions from TOMRA's use of fossil-fuel based energy; and from consumption and release of water. TOMRA's positive impact on the environment rests primarily with the energy and materials savings resulting from the recycling of used beverage containers. Quantified details on the magnitude of TOMRA's negative and positive environmental impacts are presented in the Management Report. TOMRA's CSR policy and environmental program is available in full at www.tomra.com.

Jan Chr. Opsahl Board Chair Sign.	Svein S. Jacobsen Sign.	Jørgen Randers Sign.	Hanne de Mora Sign.	Klaus Nærø Sign.	Solveig Steinmo Sign.

Erik Thorsen
President (CEO)
Sign.

Profit and Loss Statement

TOMRA SYSTEMS ASA					GROUP		
2003	2002	2001	Figures in NOK million	Notes	2003	2002	2001
448.5	492.1	406.9	Operating revenues	2	2 462.8	2 673.9	2 924.4
			OPERATING EXPENSES				
330.0	405.8	285.8	Cost of goods sold	3	1 083.0	1 194.8	1 373.2
97.0	83.1	66.3	Labor cost and social expenses	4,14	717.4	703.6	778.8
8.7	8.2	6.7	Ordinary depreciation	9	172.8	192.9	240.0
-	-	-	Write-down of fixed assets	9	-	-	286.8
24.1	32.5	30.6	Other operating expenses	8,9	247.8	252.9	286.0
459.8	529.6	389.4	Total operating expenses		2 221.0	2 344.2	2 964.8
(11.3)	(37.5)	17.5	Operating profit		241.8	329.7	(40.4)
			FINANCIAL ITEMS				
-	-	-	Profit from affiliated companies	13	1.0	2.4	(2.4)
200.0	-	-	Dividend from subsidiaries		-	-	-
70.0	126.9	184.7	Financial income		69.0	103.7	112.0
27.4	47.3	4.4	Financial expenses		27.0	29.4	6.7
242.6	79.6	180.3	Net financial items	5	43.0	76.7	102.9
231.3	42.1	197.8	Ordinary profit before taxes		284.8	406.4	62.5
-	-	-	Other items	6	(35.0)	-	(12.1)
16.7	12.1	59.6	Taxes ordinary profit	10	97.5	126.0	38.9
-	-	-	Taxes exceptional items	10	(10.3)	-	(4.9)
214.6	30.0	138.2	Net profit		162.6	280.4	16.4
			Minority interest		(17.9)	(23.8)	(31.1)
			ALLOCATED AS FOLLOWS				
53.5	44.6	35.6	Dividends				
161.1	(14.6)	102.6	Other equity				
214.6	30.0	138.2	Total allocated				
			Earnings per share	17	0.81	1.44	(0.08)
			Earnings per share, ex. other items	17	0.95	1.44	(0.04)
			Earnings per share, fully diluted	17	0.81	1.44	(0.08)

Asker, 11 February 2004

Jan Chr. Opsahl
Board Chair
Sign.

Svein S. Jacobsen
Sign.

Jørgen Randers
Sign.

Hanne de Mora
Sign.

Klaus Nærø
Sign.

Solveig Steinmo
Sign.

Erik Thorsen
President (CEO)
Sign.

Balance sheet as of 31 December

TOMRA SYSTEMS ASA				GROUP	
2003	2002	Figures in NOK million	Notes	2003	2002
		ASSETS			
		FIXED ASSETS			
11.3	6.9	Deferred tax assets	10	122.2	130.5
-	-	Goodwill	9,18	379.8	379.9
11.3	6.9	Total intangible fixed assets		502.0	510.4
22.6	24.3	Real property, fixed assets	9	414.2	436.5
-	-	Leasing equipment	9	172.7	181.2
22.6	24.3	Total tangible fixed assets		586.9	617.7
1 541.4	1 535.4	Investments in subsidiaries	13,18	-	-
35.0	658.9	Intra Group loans		-	-
-	-	Investments in affiliated companies	13	42.9	43.8
-	-	Investments in shares		3.5	4.0
16.0	20.2	Pension funds	14	16.0	20.2
-	-	Long-term receivables	2	171.8	144.6
1 592.4	2 214.5	Total financial fixed assets		234.2	212.6
1 626.3	2 245.7	Total fixed assets		1 323.1	1 340.7
		CURRENT ASSETS			
2.3	2.8	Inventory	3	404.7	308.1
-	-	Accounts receivables		467.3	394.5
847.2	163.6	Intra Group receivables		-	-
5.6	5.4	Other short-term receivables		108.2	75.9
852.8	169.0	Total receivables	8	575.5	470.4
881.0	727.3	Bank deposits, cash etc.		1 083.4	1 017.3
1 736.1	899.1	Total current assets		2 063.6	1 795.8
3 362.4	3 144.8	Total assets		3 386.7	3 136.5
		LIABILITIES AND EQUITY			
		EQUITY			
178.5	178.5	Share capital		178.5	178.5
1 418.3	1 418.3	Share premium reserve		1 418.3	1 418.3
1 596.8	1 596.8	Paid-in capital		1 596.8	1 596.8
1 390.5	1 229.5	Retained earnings		996.5	873.3
1 390.5	1 229.5	Total retained earnings		996.5	873.3
-	-	Minority interest		119.2	118.2
2 987.3	2 826.3	Total equity	17	2 712.5	2 588.3
		LONG TERM LIABILITIES			
-	-	Deferred tax liabilities	10	10.1	17.8
12.5	17.5	Other long term liabilities	7	105.1	38.0
12.5	17.5	Total long-term liabilities		115.2	55.8
		CURRENT LIABILITIES			
-	-	Liabilities to financial institutions	7	4.1	15.2
7.8	4.8	Accounts payable		174.3	173.8
195.0	144.3	Intra Group short-term debt		-	-
21.8	63.2	Taxes payable	10	50.9	92.0
138.0	88.7	Other current liabilities	11	329.7	211.4
362.6	301.0	Total current liabilities		559.0	492.4
375.1	318.5	Total liabilities		674.2	548.2
3 362.4	3 144.8	Total liabilities and equity		3 386.7	3 136.5
64.3	47.4	Warranty liabilities		64.3	30.6

Cash flow analysis

TOMRA SYSTEMS ASA				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			CASH FLOW FROM OPERATING ACTIVITIES			
231.2	42.1	197.8	Ordinary profit before taxes	284.8	406.4	62.5
(62.4)	(72.6)	(4.4)	Taxes paid	(134.3)	(154.0)	(119.2)
-	-	-	(Gain)/losses from sales of fixed assets	-	(0.8)	13.1
8.7	8.2	6.7	Ordinary depreciation	172.8	192.9	240.0
-	28.5	-	Write-down fixed assets	8.4	-	286.8
0.5	(0.2)	(1.8)	Net change in inventory	(83.2)	(52.2)	7.0
(0.3)	14.7	74.0	Net change in receivables	(120.8)	26.9	121.5
3.0	(6.1)	3.7	Net change in payables	0.4	(21.1)	51.5
3.2	3.2	2.4	Difference between booked costs on pension funds and actual cash payments to these funds	3.2	3.2	2.4
-	-	-	Effect of changes in exchange rates	(10.0)	36.8	(49.4)
-	-	-	Profit before taxes from affiliated companies	(1.0)	(2.4)	2.4
41.3	0.8	0.3	Changes in other balance sheet items	96.7	65.2	(59.0)
225.2	18.6	278.7	Net cash flow from operating activities	217.0	500.9	559.6
			CASH FLOW FROM INVESTING ACTIVITIES			
-	-	-	Proceeds from sales of fixed assets	25.9	3.2	33.5
(7.0)	(11.8)	(16.1)	Investments in fixed assets [1]	(150.8)	(158.1)	(680.2)
-	-	-	Proceeds from sales of shares	0.8	(0.5)	0.3
(6.0)	-	(269.0)	Investments in shares	1.0	0.3	(6.2)
(13.0)	(11.8)	(285.1)	Net cash flow from investing activities	(123.1)	(155.1)	(652.6)
			CASH FLOW FROM FINANCING ACTIVITIES			
(8.9)	315.9	-	Payments from loan from subsidiaries	-	-	-
(5.0)	(5.0)	(5.0)	Repayments of long-term debt	28.7	4.9	(1.2)
-	-	(133.5)	Payments of loans	-	-	(20.2)
-	-	-	Net change of bank overdraft	(11.1)	(3.2)	18.4
-	14.2	121.9	New equity, share issues	-	14.2	121.9
(44.6)	(35.7)	(35.6)	Dividend paid	(44.6)	(35.7)	(35.6)
(58.5)	289.4	(52.2)	Net cash flow from financing activities	(27.0)	(19.8)	83.3
-	-	-	Exchange rate effect on cash	(0.8)	(6.3)	(4.7)
153.7	296.2	(58.6)	Net change in cash/cash equivalents	66.1	319.7	(14.4)
727.3	431.1	489.7	Cash and cash equivalents 1 January	1 017.3	697.6	712.0
881.0	727.3	431.1	Cash and cash equivalents 31 December [2]	1 083.4	1 017.3	697.6

1) "Investments in fixed assets" includes the opening balance of subsidiaries purchased and consolidated for the first time in the fiscal year.

2) Includes restricted bank deposits totaling NOK 4.3 million for the parent company and NOK 6.6 million for the Group.

Consolidation and accounting principles

GENERAL

BUSINESS CONCEPT AND CUSTOMERS
TOMRA designs and operates cost-effective systems for recovering packaging for reuse and recycling. Added value is created for each customer through excellence in service and innovation.

TOMRA's customers, retailers and beverage producers, are located in Europe, North- and South America.

BASIC PRINCIPLES
The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles, consist of the profit and loss statement, balance sheet, cash flow statement and notes to the accounts.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

Estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the period, are prepared by management based upon their best knowledge at reporting date. Actual results may differ from those estimates.

REPORTING STRUCTURE
Revenues from the companies in the Tomra Group is reported as follows:

TOMRA SYSTEMS ASA	
BU Europe	BU North America
Tomra Europe AS (N)	Tomra North America Inc.(CT)
Tomra Butikksystemer AS (N)	Tomra Systems Inc. (CAN)
Tomra Systems AB (S)	Tomra Metro LLC (CT,NY)
OY Tomra AB (FIN)	Mobile Redemp. Inc. (CT,MA)
Tomra System AS (DK)	BICS LLC (72 %) (NY)
Tomra Systems BV (NL)	TNYR LLC (70 %) (NY)
Tomra Systems GmbH (D)	Upstate Tomra LLC (55 %)
Tomra Leergutsysteme GmbH (A)	Tomra Mass. (55 %) (MA)
Tomra Systems SA (F)	Halton System Inc. (ME)
Tomra AG (SWI) (50.5 %)	Les Systems Inc. (CAN)
Tomra Systems NV (BEL)	Camco Recycling Inc. (67 %) (CAN)
B-burken AB (S)	Tomra Pacific Inc. (CA)
Halton System GmbH (D)	UBCR (51 %) (MI)
	UltrePET LLC (49 %)
BU South America	
Tomra South America SA (BRA)	Production Units
Tomra Latasa Reciclagem SA (70 %) (BRA)	Tomra Production AS (N)
Tomra Brazil SA (BRA)	Tomra Systems OY (FIN)
Other	
Tomra Japan Asia Pacific KK (JAP)	

CONSOLIDATION PRINCIPLES

CONSOLIDATED COMPANIES
The consolidated accounts include the parent company Tomra Systems ASA and companies in which the parent company has a controlling influence. Subsidiaries acquired or sold during the course of the year are included in the profit and loss statement as of the date of purchase, or up to and including the date of sale.

ELIMINATION OF SHARES IN SUBSIDIARIES
Shares in subsidiaries are eliminated on the basis of the past equity method. The difference between the book value of shares in subsidiaries and book value of the subsidiaries' equity at the time such shares were acquired is analyzed and posted to the balance sheet items to which the excess amounts relate. Goodwill represents the excess of the purchase price paid for acquisitions above net assets acquired and is amortized on a straight-line basis, based on expected earnings (See Note 9).

CURRENCY TRANSLATION FOR FOREIGN SUBSIDIARIES
The profit and loss statements for foreign subsidiaries prepared in foreign currencies are translated on the basis of average exchange rates for the year. The balance sheet is converted on the basis of the exchange rates on 31 December. Translation differences are shown as a separate item and charged directly to the Group's equity.

MINORITY INTERESTS
The minority interests part of the net profit and equity, is classified as a separate item in the profit and loss statement and balance sheet.

CHANGED OWNERSHIP IN SUBSIDIARIES
By successive acquisitions in subsidiaries, fair value of assets and liabilities are established the first time consolidation take place. Fair value of assets and liabilities are not adjusted on subsequent acquisitions, with the exception of goodwill, which is analyzed at the time of each purchase.

At the time of a decrease of ownership in subsidiaries, the minority's costprice and excess value are analyzed and amortized based on the expected earnings as a correction to the minority's part of the year's net profit.

INTERNAL TRANSACTIONS/INTRACOMPANY ITEMS
All purchases and sales between Group companies, intra-Group expenses, as well as receivables and liabilities have been eliminated in the consolidated statements.

AFFILIATED COMPANIES
Affiliated companies, in which TOMRA has an ownership interest of 20-50 percent and significant influence over operation and financial decisions, are included in the consolidated accounts based on the equity method. The Group's share of the profit before taxes from affiliated companies, adjusted for depreciation of goodwill, is reported under financial items in the profit and loss statement.

VALUATION AND CLASSIFICATION PRINCIPLES

REVENUE RECOGNITION
Revenue on product sales and sales-type leases of the company's products is generally recognized at the time of installation. Revenue on service contracts and operating leases of the company's products is recognized over the terms of the related agreements. Other service revenue is recognized when services are provided.

COST RECOGNITION
Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

START-UP AND DEVELOPMENT COSTS
Start-up and research and development costs are expensed as they are incurred.

INTANGIBLES
Intangibles consist of goodwill, entitlement to trademarks and non-competition agreements. The amortization rates for goodwill are based on the expected future earnings of the companies acquired at the date of acquisition and are re-evaluated periodically. Other intangibles are amortized over the term of the contract. Impairment-testing is performed at year end, and no write-down was found necessary.

TANGIBLE FIXED ASSETS
Fixed assets are entered in the accounts at original cost, with deductions for accumulated depreciation and write-down. If the fair value of a fixed asset is lower than book value, and the decline in value is not temporary, the fixed asset will be written down to fair value. Based on the acquisition cost, straight-line depreciation is applied over the economic life of the fixed assets.

SHARES
Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

INVENTORY VALUATION
Inventories of raw materials are valued at either acquisition cost or actual value, whichever is lower. Work in progress and finished products are also valued according to whichever is lower, the cost to manufacture or the net realizable value. Spare parts and parts held by service agents are valued at cost. A deduction is made for obsolescence when necessary.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES
Receivables and liabilities are booked at the exchange rate at the date of the balance sheet.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less. The parent company presents total bank deposits in the international cash pool, while the subsidiaries presents their share of the international cash pool as intra-group balances.

PENSION OBLIGATIONS
Pension obligations related to insured pensions, as well as the pension premium reserve, are included in the balance sheet using the net principle. See Note 14 for further details concerning pension obligations.

WARRANTY ALLOCATIONS
A general provision has been made for future warranty costs based on the previous year's turnover in all Group companies.

TAXES
The tax charge in the profit and loss accounts includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method in accordance with the rules set out in the Norwegian Accounting Standard. See Note 10 "Taxes."

EARNINGS PER SHARE
Earnings per share have been computed based upon the weighted average number of common shares and share equivalents outstanding during each period. Common share equivalent recognizes the potential dilutive effects of future exercises of common share warrants and employee incentive programs payable in company shares.

CASH FLOW STATEMENT
The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

Notes

1 Transition to IFRS

For reporting periods beginning on or after 1 January 2005, the consolidated accounts of Tomra Systems ASA must comply with International Financial Reporting Standards (IFRS) endorsed by the European Union and Norway.

Impact of conversion on consolidated group financial statements
The financial statements for 2003 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (N-GAAP). The differences between IFRS and N-GAAP identified to date as potentially having a significant effect on the consolidated financial statements are summarized below. The summary should not be taken as an exhaustive list of all the differences between IFRS and N-GAAP that potentially have a significant impact upon the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The group has not completed its quantification of the differences discussed below. The consolidated financial performance and financial position as disclosed in these financial statements may be significantly different if determined in accordance with IFRS.

The Norwegian Accounting Act is under revision. In addition, the Norwegian Accounting Standards Board and IFRS have significant ongoing projects that could affect the differences between IFRS and N-GAAP described below and the impact of these differences relative to the consolidated financial statements in the future. The potential impacts on the consolidated financial statements of the adoption of IFRS will depend on the particular circumstances prevailing on adoption of IFRS on 1 January 2005 and how Tomra Systems ASA choose to adopt IFRS 1.

The major differences between N-GAAP and IFRS identified to date as potentially having a significant effect on the consolidated financial statements of TOMRA are as follows:

Development
Development costs will according to IFRS be capitalized and amortized over the economic life, while after N-GAAP theses costs has been booked as current expenses. A change of principle will increase TOMRA's reported operating profit in periods with increased development activities, and decrease it in periods with reduced development activities.

Goodwill
When implementing IFRS amortization of goodwill will be replaced by regular impairment testing. The change in principle will under normal circumstances increase TOMRA's operating profit, due to no amortization.

Share-based payment
According to IFRS regarding share-based payment, the market value of stock options to employees should be charged through the P/L. If adopted, this standard will decrease TOMRA's operating profit.

Currency
IAS 39 regarding treatment of currency is still on submission. Depending on how the final principles will be and how TOMRA chooses to implement it, the change in principles might effect both the P/L and the balance sheet for the consolidated statement.

Employee Benefits
When implementing IFRS the "deferred deviations" in the consolidated statement will be booked against equity. The basis for calculation will also be reconsidered. This principle will decrease the equity in the consolidated statement.

2 Operating revenues

REVENUES BY ACTIVITY

TOMRA's activities are based on handling of beverage containers. This represents one value chain, and TOMRA has not identified business segments according to NRS 10. TOMRA has still in the table below given an overview on where in the value chain they are represented and have activities. It is emphasized that the table below is made based on judgement, and is only for external reporting. There is no such consolidated information that distributes revenues and costs on each business activity, or other formats of activity reporting available for internal use.

Figures in NOK million	2003	2002	2001	2003	2002	2001
BU Europe						
Sales, leasing	564	633	597	22.9 %	23.7 %	20.4 %
Service	331	282	295	13.4 %	10.5 %	10.1 %
Administration & promotion	15	18	18	0.6 %	0.7 %	0.6 %
BU Europe total	910	933	910	36.9 %	34.9 %	31.1 %
BU North America						
Sales, leasing	215	235	166	8.7 %	8.8 %	5.7 %
Service	77	107	132	3.2 %	4.0 %	4.5 %
Materials handling	648	708	1 050	26.3 %	26.5 %	35.9 %
Recycling centers	183	195	242	7.4 %	7.3 %	8.3 %
Administration & promotion	57	65	96	2.3 %	2.4 %	3.3 %
BU North America total	1 180	1 310	1 686	47.9 %	49.0 %	57.7 %
Non-deposit markets						
Sales, leasing	5	6	4	0.2 %	0.2 %	0.1 %
Materials handling	217	170	142	8.8 %	6.4 %	4.9 %
Recycling centers	151	255	182	6.2 %	9.5 %	6.2 %
Non-deposit markets total	373	431	328	15.2 %	16.1 %	11.2 %
Tomra Group						
Sales, leasing	784	874	767	31.8 %	32.7 %	26.2 %
Service	408	389	427	16.6 %	14.5 %	14.6 %
Materials handling	865	878	1 192	35.1 %	32.9 %	40.8 %
Recycling centers	334	450	424	13.6 %	16.8 %	14.5 %
Administration & promotion	72	83	114	2.9 %	3.1 %	3.9 %
Total operating revenues	2 463	2 674	2 924	100.0 %	100.0 %	100.0 %

REVENUES BY MARKET

Ninety-three percent of TOMRA's balance sheet is geographically placed in the primary markets in North America and Europe. The earnings- and risk profiles in these markets are mainly similar.

TOMRA's subsidiaries and customers are to a constantly larger degree regional or global, and can therefore represent more than one region. Where income is earned therefore is based on judgement. To give markets and investors the best possible basis to evaluate TOMRA's activities, a table showing the markets where TOMRA is represented is provided below. It is emphasized that the distribution is based on judgement.

Figures in NOK million	2003	2002	2001	2003	2002	2001
BU Europe						
Germany	239	194	225	9.7 %	7.3 %	7.7 %
Sweden	207	133	122	8.4 %	5.0 %	4.2 %
Finland	111	113	105	4.5 %	4.2 %	3.6 %
Netherlands	86	81	180	3.5 %	3.0 %	6.2 %
Norway	76	66	77	3.1 %	2.5 %	2.6 %
Denmark	71	227	58	2.9 %	8.5 %	2.0 %
Austria	61	55	52	2.5 %	2.1 %	1.8 %
Belgium	25	20	42	1.0 %	0.8 %	1.4 %
Switzerland	17	30	37	0.7 %	1.1 %	1.3 %
Others	17	14	12	0.7 %	0.4 %	0.4 %
BU Europe total	910	933	910	37.0 %	34.9 %	31.2 %
BU North America						
New York	358	405	473	14.5 %	15.1 %	16.2 %
California	295	304	597	12.0 %	11.4 %	20.4 %
Michigan	228	289	236	9.3 %	10.8 %	8.1 %
Canada	100	94	97	4.1 %	3.5 %	3.3 %
Connecticut	97	92	85	3.9 %	3.4 %	2.9 %
Massachusetts	94	104	108	3.8 %	3.9 %	3.7 %
Others	8	22	90	0.3 %	0.9 %	3.0 %
BU North America total	1 180	1 310	1 686	47.9 %	49.0 %	57.6 %
Non-deposit markets						
Brasil	368	425	324	14.9 %	15.9 %	11.1 %
Others	5	6	4	0.2 %	0.2 %	0.1 %
Non-deposit markets total	373	431	328	15.1 %	16.1 %	11.2 %
Total operating revenues	2 463	2 674	2 924	100.0 %	100.0 %	100.0 %

BALANCE BY MARKET

The table shows the geographical distribution of the Group's balance sheet. The Group's production and development units in Heinola (Finland), Lier (Norway), and the headquarters in Asker (Norway), is reported under "others."

	2003					2002				
Figures in NOK million	Europe	North America	South America	Others	TOTAL	Europe	North America	South America	Others	TOTAL
Intangible assets	120.5	225.5	145.8	10.2	502.0	112.9	253.3	132.1	12.1	510.4
Real property, fixed assets	20.4	453.8	40.5	72.2	586.9	22.2	477.9	37.0	80.6	617.7
Interest bearing fixed assets	-	97.2	-	-	97.2	-	59.0	-	-	59.0
Other financial fixed assets	17.5	103.0	0.1	16.4	137.0	24.0	128.2	0.1	1.3	153.6
Total fixed assets	158.4	879.5	186.4	98.8	1 323.1	159.1	918.4	169.2	94.0	1 340.7
Inventory	105.1	165.0	2.0	132.6	404.7	79.9	139.1	1.7	87.4	308.1
Receiveables	213.4	321.6	17.5	23.1	575.6	135.4	301.1	13.7	20.2	470.4
Bank deposits, cash etc.	256.2	120.7	49.1	657.3	1 083.3	204.6	193.5	31.9	587.3	1 017.3
Total current assets	574.7	607.3	68.6	813.0	2 063.6	419.9	633.7	47.3	694.9	1 795.8
Total assets	733.1	1 486.8	255.0	911.8	3 386.7	579.0	1 552.1	216.5	788.9	3 136.5
Equity	403.8	741.5	235.0	1 332.2	2 712.5	315.6	736.0	196.2	1 340.5	2 588.3
Interest bearing liabilities	118.7	504.6	-	(565.1)	58.2	133.5	585.8	-	(666.1)	53.2
Non-interest bearing liabilities	210.6	240.7	20.0	144.7	616.0	129.9	230.3	20.3	114.5	495.0
Total liabilities and equity	733.1	1 486.8	255.0	911.8	3 386.7	579.0	1 552.1	216.5	788.9	3 136.5

3 Cost of goods sold/Inventory

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			COST OF GOODS SOLD			
330.0	405.8	285.8	Cost of goods sold, gross	1 028.7	1 179.7	1 384.0
-	-	-	Change in inventory	54.3	15.1	(10.8)
330.0	405.8	285.8	Cost of goods sold, net	1 083.0	1 194.8	1 373.2
			INVENTORY			
-	-		Raw materials	105.3	63.0	
-	-		Work in progress	26.5	14.2	
2.3	2.8		Finished goods	142.5	118.0	
-	-		Spare parts	130.4	112.9	
2.3	2.8		Total inventory	404.7	308.1	

4 Labor cost

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
75.4	70.0	43.8	Salary	609.2	597.1	637.9
16.7	10.0	17.1	Social security tax/pension cost	88.4	81.8	100.3
4.9	3.1	5.4	Other social expenses	19.8	24.7	40.6
97.0	83.1	66.3	Total labor cost	717.4	703.6	778.8
145	110	113	Average number of employees	2 024	2 010	1 912

5 Financial Items

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			Profit from affiliated companies	1.0	2.4	(2.4)
200.0	-	-	Dividend from subsidiaries	-	-	-
70.0	87.3	146.0	Interest income 1)	69.0	64.1	37.2
-	39.6	38.7	Foreign exchange gain	-	39.6	74.8
70.0	126.9	184.7	Total financial income	69.0	103.7	112.0
6.4	3.8	4.4	Interest expenses 1)	4.0	6.0	6.7
17.0	-	-	Foreign exchange loss	17.0	-	-
4.0	43.5	-	Other financial expenses	6.1	23.4	-
27.4	47.3	4.4	Total financial expenses	27.0	29.4	6.7
242.6	79.6	180.3	Net financial income and expenses	43.0	76.7	102.9

1) Interest income and expenses for the parent company, includes interest income and expenses from subsidiaries of respectively NOK 23.6 million and NOK 5.3 million.

6 Other Items

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
-	-	-	Loss related to Tomra Systems OY	(35.0)	-	-
-	-	-	Loss related to Wise Metals Group	-	-	42.1
-	-	-	Loss related to Pacific	-	-	(54.2)
-	-	-	Total other items	(35.0)	-	(12.1)

TOMRA SYSTEMS OY

In order to increase the productivity of TOMRA's production activities, TOMRA decided to close down the activity in Heinola in Finland and transfer these activities to TOMRA entities in Norway. An accrual of NOK 35 million in fourth quarter 2003 has been booked to cover the restructuring costs.

7 Interest-bearing liabilities

Annual instalments on long-term loans are NOK 9.1 million. The loan has been submitted with negative pledge agreements. NOK 15.4 million of the total debt is due more than five years after the balance day. Unused, committed drawing rights per 31 December 2003 are NOK 50.0 million for the Group. The interest bearing share of long-term liabilities accounts for NOK 12.5 million for the parent company and NOK 54.1 million for the group.

8 Receivables

PARENT COMPANY			GROUP	
2003	2002	Figures in NOK million	2003	2002
-	-	Accounts receivables, gross	479.2	405.4
847.2	163.6	Intra group short-term receivables	-	-
5.6	5.4	Other short-term receivables, gross	108.2	75.9
-	-	Provision for bad debt	(11.9)	(10.9)
852.8	169.0	Total receivables	575.5	470.4

Total bad debt written off in 2003 amounted NOK 1.1 million for the Group.
Bad debt written off is reported as other operating expenses.
Receivables with due dates more than one year after the balance day, are reported as fixed assets.

9 Fixed assets

Figures in mill NOK	Buildings & Land	Machinery & Fixtures	Vehicles	Total	Intangibles[4]	Leasing equipment
GROUP [1]						
Historical cost 1 January 2003	237.5	509.2	80.2	826.9	717.8	481.3
Additions this year	8.7	51.4	15.0	75.1	5.9	69.8
Write-off this year [6]	8.4	-	-	8.4	0.3	-
Disposals this year	9.8	26.5	12.4	48.7	2.1	20.4
Accumulated depreciation/write-down [3]	38.1	347.1	45.5	430.7	341.5	358.0
Book value 31 December 2003 [2]	189.9	187.0	37.3	414.2	379.8	172.7
Ordinary depreciation this year	6.5	59.9	10.7	77.1	33.8	61.9
Depreciation rates [5]	2-4 %	10-33 %	15-33 %		5-20 %	14 %
Economic life, until	50 yrs	10 yrs	7 yrs		20 yrs	8 yrs
PARENT COMPANY						
Historical cost 1 January 2003	-	78.5	1.2	79.7		
Additions this year	-	6.4	1.1	7.5		
Disposals this year	-	-	1.0	1.0		
Accumulated depreciation [3]	-	63.3	0.3	63.6		
Book value 31 December 2003	-	21.6	1.0	22.6		
Ordinary depreciation this year	-	8.4	0.3	8.7		
Depreciation rates [5]		15-25 %	20 %			
Economic life, until		7 yrs	5 yrs			

1) Exchange rates as of 31 December 2003 are used in calculating fixed assets of foreign subsidiaries.
2) Including land of NOK 43.2 million
3) Total accumulated depreciation as of 31 December 2002 was NOK 1,329.5 million for the group and NOK 55.4 million for the parent company. Accumulated write-down per 31 December 2003 was on intangible assets NOK 147.7 million and on buildings & land NOK 8.4 million.
4) Booked value of intangible assets per 31 December 2003 consists of goodwill amounted to NOK 371.2 million and other intangible assets of NOK 8.6 million. Goodwill is depreciated over a maximum of 20 years, which is estimated to be the economic life.
5) All depreciation plans are linear.
6) Write-down relates to Heinola, see note 6.

The Group has in 2003 used NOK 121 million on research, development and other future-oriented projects. The amount is expensed.

Tomra Systems ASA rents its offices in Asker for an annual lease of NOK 10 million with a fixed annual adjustment of 1.9 percent. The lease period is another five years, with the right to renew for additional ten years. TOMRA previously owned the property, and the company has the right to purchase the property back at the end of the initial lease period. The lease contract is not booked in the balance, as it is not seen, according to Norwegian GAAP, as financial leasing.

The companies within the Tomra Group had 7,497 reverse vending machines leased to customers by the end of 2003. The table shows the minimum leasing income from today's lease portfolio. In addition to this income, TOMRA will receive income from materials handling, service contracts etc.

Minimum lease income from the lease portfolio	2004	2005	2006	2007	2008+
Figures in NOK million	46.5	37.2	22.5	9.3	2.3

10 Taxes

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			TAX BASIS			
231.2	42.1	197.8	Profit before taxes			
(200.0)	-	-	Dividend from subsidiaries			
2.2	1.0	(0.1)	Permanent differences			
44.5	184.5	59.8	Change in temporary differences			
77.9	227.6	257.5	Basis for taxes payable			
			TAXES			
21.8	63.8	76.3	Taxes payable	88.7	133.2	180.8
(0.6)	-	-	Overaccrued tax last year	(0.6)	-	-
(4.5)	(51.7)	(16.7)	Net change in deferred taxes	9.4	(7.2)	(141.9)
16.7	12.1	59.6	Tax expense	97.5	126.0	38.9
			Change in deferred taxes exceptional items	(10.3)	-	(4.9)
			Tax expenses exceptional items	(10.3)	-	(4.9)
			Tax rate	34.2 %	31.0 %	62.3 %

Deferred tax represents the net change in deferred tax assets and liabilities through changes in timing differences and loss carried forward. Deferred tax assets and liabilities are presented net of their respective tax effect using tax rate of the applicable jurisdiction applied to amounts which represent future tax deductions or taxes payable and consist of the following as of 31 December.

PARENT COMPANY			GROUP	
2003	2002	Figures in NOK million	2003	2002
		DEFERRED TAX ASSETS		
4.2	(6.9)	Current assets	12.0	16.2
(2.2)	5.1	Fixed assets	(24.6)	(26.6)
13.8	14.4	Current liabilities	19.1	15.6
(4.5)	(5.7)	Pension reserves	-	-
-	-	Loss carried forward	115.7	125.3
11.3	6.9	Total tax advantage	122.2	130.5
		DEFERRED TAX LIABILITIES		
		Current assets	(1.4)	(6.9)
		Fixed assets	9.6	10.8
		Current liabilities	(2.6)	8.2
		Pension reserves	4.5	5.7
		Total deferred tax liabilities	10.1	17.8

Negative and positive timing differences, which reverse or may reverse in the same period, are set off. Deferred taxes are calculated on the basis of timing differences and losses carried forward which are set off. Timing differences between different subsidiaries have not been set off. During the period that these differences reverse, the companies will have a taxable net income that is sufficient to realize the deferred tax allowance.

11 Other current liabilities

PARENT COMPANY			GROUP	
2003	2002	Figures in NOK million	2003	2002
14.9	10.9	Tax deductions, sosial security tax, holiday pay	91.4	87.9
-	-	Advances from customers	31.9	11.7
69.6	33.2	Non interest-bearing debt	150.4	67.2
53.5	44.6	Accrued dividend	56.0	44.6
138.0	88.7	Total current liabilities	329.7	211.4

12 Shares, loan, and remuneration of Officers

	Share-holding 1)	Loan 3)	Board member fee 4)	Options granted 5)
Jan Chr. Opsahl (Chairman)	128 096		360 000	
Jørgen Randers (Board member)	32 100		180 000	
Svein S. Jacobsen (Board member)	79 692		180 000	
Hanne de Mora (Board member)			180 000	
Klaus Nærø (Employee representative)	3 112		130 000	
Solveig Steinmo (Employee representative)	1 300		0	
Erik Thorsen (CEO) 2)	158 096	1 000 000		763 808
Morthen Johannessen (COO)	121 068	1 000 000		492 770
Terje Hanserud (CTO)	44 868	500 000		285 987
Gregory Knoll (President BU North America)				276 570
André Løvestam (President BU Europe)	25 000			394 570
Espen Gundersen (SVP Finance)		500 000		185 942
Svanaug Bergland (SVP HR Development)		574 239		138 714
Fredrik Witte (Vice President Investor Relations)	100			67 971
José Giosa (President BU South America)				150 628
Connie Kormeseth (Vice President R&D)		500 000		79 142
Trond Johannessen (President Market Development)	1 000			55 314

Loan to employees as of 31 December, amounts to NOK 4.7 million for the parent company and NOK 4.7 million for the Group.

1) SHAREHOLDING
The column shareholding shows number of shares owned by the Board members, officers and companies controlled by them and their families.

2) REMUNERATION CEO
The CEO has received a fixed salary of NOK 2,500,000 and a variable salary of NOK 750,000. He has in addition received fringe benefits of NOK 88,681. The CEO participates in the ordinary pension plan for employees in Norway (retirement age 67 years and 65 percent of base salary in pension, given 30 years within the plan). This year's pension premium is NOK 484,730. For the year 2004, the CEO will be able to earn variable salary of up to NOK 917,000, linked to profit development if goals mentioned are fulfilled. In the event that the President/CEO is dismissed from his position, he is entitled to receive full compensation for twelve months.

3) LOANS TO MANAGEMENT
The loans are secured by mortgage in real estate and are installment and interest free.

4) BOARD MEMBER FEE
The Board member fees relate to the year 2002, paid in 2003.

5) OPTIONS AND OTHER COMPENSATIONS TO MANAGEMENT
Group Management and key personnel granted options as of year-end 2003.

OPTIONS
At the annual General Meeting in 2000, TOMRA established a share bonus program for all employees in fully owned TOMRA companies. Under the plan, all employees in entities meeting their budget were granted up to 1,200 options with a strike price of NOK 68.00, equal to the market price at the beginning of 2000. By end 2003 there are 232,589 options not exercised. Similiar plans was established at the General meetings in 2001, 2002 and 2003, with a strike price of NOK 171.00, NOK 86.00 and NOK 45.10. Not exercised options equals 210,000; 1,310,000; and 900,000.
TOMRA has also a share option plan for management tied to specific performance targets (variable plans).
The plan expires spring 2004.

OUTSTANDING OPTIONS ARE

	Number of shares	Price range per share		
		Low	High	Average
Granted options	6 184 718	41.00	166.50	66.09

AUDTORS' FEES
NOK 0.7 million has been paid out in auditors' fees to KPMG AS for auditing Tomra Systems ASA. NOK 0.- has been paid for consulting services. Total auditors' fees for the Group amounted to NOK 4.8 million, and NOK 2.2 million for consulting services.

13 Shares and investments

Figures in NOK million	Country	Year of acquisition	Vote and owner share	Book value
GROUP COMPANIES				
Tomra North America Inc	USA	1992	100.0 %	1 166.2
Tomra Systems Inc	Canada	1988	100.0 %	42.5
Tomra Systems OY	Finland	1997	100.0 %	21.7
Tomra Europe AS	Norway	1998	100.0 %	10.0
Tomra Production AS	Norway	1998	100.0 %	15.0
Camco Recycling Inc	Canada	2000	67.0 %	16.9
Tomra Japan Asia Pacific KK	Japan	2000	100.0 %	-
Tomra South America SA	Brasil	2001	100.0 %	269.1
Total shares in subsidiaries				1 541.4

	UltrePET	Tomra s.r.o
Shares in affiliated companies	UltrePET	Tomra s.r.o
Book value 31 December 2002	44.8	(1.0)
Profit before taxes 2003	0.0	1.0
Currency translation difference	(1.9)	0.0
Book value 31 December 2003	42.9	0.0
Equity at date of acquisition	41.0	0.0
Country	USA	Czech republic
Year of acquisition	1999	1998
Vote and share ownership	49.0 %	40.0 %

14 Pension and pension obligations

Figures in NOK million	2003	2002	2001
Net present value of this year's pension earnings	7.0	4.3	4.2
Interest cost of pension obligations	3.9	2.5	2.2
Yield on pension fund	(4.0)	(4.0)	(4.2)
Amortization of deferred deviations	1.6	0.4	0.2
Social security tax	(1.9)	-	-
Net pension costs	6.6	3.2	2.4
FINANCIAL STATUS AS OF 31 DECEMBER			
Pension obligations	(70.6)	(43.0)	
Pension funds at market value	54.2	54.4	
Deferred liability to be amortized	30.5	8.8	
Advanced payment of social security tax	1.9	-	
Pension funds	16.0	20.2	
BASIS FOR CALCULATION			
Discount rate	6.5 %	7.0 %	
Expected wage increase	3.3 %	3.3 %	
Expected increase of base amount	3.3 %	3.3 %	
Expected yield of funds	7.5 %	8.0 %	

Insured pension plans cover all employees in Norway in permanent positions with at least 50 percent of full-time employment. The retirement age is 67 years for all employees. The pension plan is structured as a retirement net agreement in that it guarantees a supplement to the State benefits. There are no other compensation agreements for reductions in State benefits. Except for this plan, no other pension liabilities exist.

The pension plans have been treated for accounting purposes in accordance with the NAS on pension cost. Only the Norwegian companies have pension plans based on benefit principals. The parent company's plan which also covers employees in Tomra Butikksystemer AS, Tomra Europe AS and Tomra Production AS includes 276 employees and nine retirees by year-end 2003. The plan provides rights to defined future benefits. This benefit is mainly dependent upon the number of years within the plan, salary at date of retirement and compensation from the State. The obligations are covered through Gjensidige Liv insurance company. For demographic and resignation factors, normal insurance assumptions have been used.

15 Warranty Liabilities

The minority shareholder, Rexam Beverage Can South America S.A., had an option to sell their 30 percent share in Tomra Latasa Reciclagem SA to Tomra South America SA. The company has signaled that they want to execute this right. The acquisition price is dependent upon Tomra Latasa's historical performance and budgets, and will be subject to negotiations.

16 Off Balance Sheet Items

The responsibility of financing, cash management and financial risk management is centralized and handled by the Finance department of Tomra Systems ASA.

INTEREST RISK
TOMRA's cash surplus is placed mainly in Norwegian kroner with short duration. According to the adopted financing strategy the duration of the portfolio should not exceed six months. At year end our average duration was three months. Interest-bearing liabilities is mainly related to funding of subsidiaries in USA where TOMRA's share of ownership is less than 90 percent. This debt is in USD with a floating interest.

CURRENCY RISK
TOMRA is exposed to changes in Norwegian kroner relative to other currencies. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian kroner will lead to reduced earnings for the Group, measured in Norwegian kroner.

In 2003 the split of revenues in each currency is distributed as:

USD	59 %
EURO	21 %
SEK	8 %
NOK	3 %
OTHER	9 %

A weakening/strengthening of Norwegian kroner of ten percent will normally lead to a 20-30 percent strengthening/weakening in operating profit. Currency fluctuations will in addition affect the book value of assets and liabilities in TOMRA's foreign subsidiaries. Such changes in value will however not have P/L impact as they are booked as translation difference against equity.

Future contracts may be used to secure future cash flows. Hedging may be done for up to 12 months of expected cash flows according to TOMRA's finance strategy.

OUTSTANDING FORWARD FOREIGN EXCHANGE CONTRACTS, AS OF 31 DECEMBER 2003:

Amount forward sold (million)	Currency	Exch. rate	Due date
EURO/NOK	21.0	8.4225	2004
REAL/USD	19.5	2.8884	2004

17 Equity

TOMRA SYSTEMS ASA

Figures in NOK 1000	Share capital	Share premium	Paid-in capital	Retained earnings	Total equity	Number of shares
Balance per 31 December 1998	164 359	150 278	314 637	640 250	954 887	41 089 700
Net profit 1999				119 378	119 378	
Employee placement April 1999	589	20 033	20 622		20 622	41 237 000
Employee placement April 1999	1 726	29 198	30 924		30 924	41 668 500
Execution of warrants May 1999	21	1 317	1 338		1 338	41 673 833
Share issue costs		(239)	(239)		(239)	41 673 833
Stock split 1:1 December 1999						83 347 666
Dividend accruals 1999				(33 339)	(33 339)	
Balance per 31 December 1999	166 695	200 587	367 282	726 289	1 093 571	83 347 666
Net profit 2000				349 021	349 021	
Group contribution 2000				102 000	102 000	
Employee placement March 2000	307	16 943	17 250		17 250	83 501 000
Execution of warrants April 2000	366	18 064	18 430		18 430	83 683 832
Execution of warrants May 2000	250	13 874	14 124		14 124	83 808 832
Private placement September 2000	8 000	1 032 000	1 040 000		1 040 000	87 808 832
Execution of warrants September 2000	50	3 422	3 472		3 472	87 833 832
Execution of warrants November 2000	359	18 199	18 558		18 558	88 013 332
Share issue costs		(18 836)	(18 836)	(61)	(18 897)	
Stock split 1:1 November 2000						176 026 664
Dividend accruals 2000				(35 205)	(35 205)	
Balance per 31 December 2000	176 027	1 284 253	1 460 280	1 142 044	2 602 324	176 026 664
Net profit 2001				138 163	138 163	
Execution of warrants March 2001	2 057	111 774	113 831		113 831	178 083 285
Execution of warrants April 2001	62	4 148	4 210		4 210	178 145 198
Execution of warrants June 2001	26	1 773	1 799		1 799	178 171 659
Execution of warrants November 2001	52	2 706	2 758		2 758	178 223 225
Share issue costs		(269)	(269)	(424)	(693)	
Dividend accruals 2001				(35 645)	(35 645)	
Balance per 31 December 2001	178 224	1 404 385	1 582 609	1 244 138	2 826 747	178 223 225
Net profit 2002				29 990	29 990	
Execution of warrants March 2002	263	13 967	14 230		14 230	178 486 559
Share issue costs		(9)	(9)	(53)	(62)	
Dividend accruals 2002				(44 622)	(44 622)	
Balance per 31 December 2002	178 487	1 418 343	1 596 830	1 229 453	2 826 283	178 486 559
Net profit 2003				214 552	214 552	
Dividend accruals 2003 [1]				(53 546)	(53 546)	
Balance per 31 December 2003	178 487	1 418 343	1 596 830	1 390 459	2 987 289	178 486 559

Free equity at the end of 2003 equaled NOK 1,379.2 million.

	2003	2002	2001
Number of shares 31 December	178 486 559	178 486 559	178 223 225
Average number of shares	178 486 559	178 435 335	177 714 765
Average number of shares, fully diluted	178 486 559	178 435 335	179 632 077
Majority equity 31 December (NOK 1000)	2 593 245	2 470 106	2 630 548
Equity per share	14.53	13.84	14.76
Net profit after minority interest (NOK 1000)	144 677	256 644	(14 666)
Earnings per share	0.81	1.44	(0.08)
Earnings per share, fully diluted	0.81	1.44	(0.08)

GROUP

Figures in NOK 1000	Paid-in capital	Currency Translation difference	Retained earnings	Total Majority Equity	Minority Interest	Total Equity
Balance per 31 December 2001	1 582 609	(55 653)	1 103 592	2 630 548	160 406	2 790 954
Net profit			256 644	256 644	23 772	280 416
Equity issue 2002	14 221			14 221		14 221
Changes in translation difference		(381 553)		(381 553)	(57 128)	(438 681)
New consolidated subsidiaries/ dividend minorities			(5 132)	(5 132)	(8 880)	(14 012)
Dividend accruals 2002			(44 622)	(44 622)		(44 622)
Balance per 31 December 2002	1 596 830	(437 206)	1 310 482	2 470 106	118 170	2 588 276
Net profit			144 677	144 677	17 930	162 607
Changes in translation difference		32 008		32 008	(10 718)	21 290
New consolidated subsidiaries/ dividend minorities					(6 182)	(6 182)
Dividend accruals 2003 [1]			(53 546)	(53 546)		(53 546)
Balance per 31 December 2003	1 596 830	(405 198)	1 401 613	2 593 245	119 200	2 712 445

1) Accrued dividend is NOK 0.30 per share in 2003

THE COMPANY'S LARGEST SHAREHOLDERS

	Registered at 31 December 2003	Number of shares	Ownership
1.	Folketrygdfondet	18 799 900	10.53 %
2.	JP Morgan Chase Bank Clients Treaty Account	9 718 267	5.44 %
3.	State Street Bank & Client Omnibus D.	6 338 922	3.55 %
4.	Nordea Bank Denmark S/A Nordea (DK) CCA	5 317 271	2.97 %
5.	Clearstream Banking CID Dept, Frankfurt	4 420 467	2.47 %
6.	Vital Forsikring ASA v/DnB Asset Management	3 593 240	2.01 %
7.	Nordea Bank Sweden A C17	3 264 332	1.82 %
8.	Danske Bank A/S 3887 Operations SEC.	3 068 186	1.71 %
9.	Mellon Bank AS Agent Mellon Bank NA A/C Mellon ABN 15 Om	2 811 945	1.57 %
10.	Fidelity Funds-Europ Brown Brothers Harri	2 697 500	1.51 %
11.	Svenska Handelsbanken c/o Handelsbanken AS	2 481 407	1.39 %
12.	Verdipapirfondet AVA c/o Avanse Forvaltning	2 306 327	1.29 %
13.	Gjensidige Nor Sparebank	2 003 749	1.12 %
14.	Dnb Norge	1 834 394	1.02 %
15.	ABN Amro Bank, Copen Clients Account	1 628 769	0.91 %
16.	Storebrand Livsforsikring P980, Aksjefondet	1 606 650	0.90 %
17.	Handelsbanken Helsin Clients Account 2	1 492 900	0.83 %
18.	Skandinavia Enskil A/C Clients Account	1 434 199	0.80 %
19.	Mellon Bank AS Agent Mellon Bank NA A/C Mellon Nominee 1	1 417 628	0.79 %
20.	Lombard Odier Darier General Dossier	1 385 050	0.77 %
	Total	77 621 103	43.49 %
	Other shareholders	100 865 456	56.51 %
	Total (13,649 shareholders)	178 486 559	100.00 %
	Shares owned by Norwegian shareholders	92 577 148	51.87 %
	Shares owned by foreign shareholders	85 909 411	48.13 %
	Total	178 486 559	100.00 %

18 Acquisitions in 2001/2003

TOMRA NV
Tomra Europe AS acquired the Belgian distributor Tomra NV with effect from 1 January 2001. The purchase price of NOK 36.0 million included goodwill of NOK 27.6 million.

USIPACK
TOMRA acquired in January 2001 the Canadian machine producer USIPack. The transaction included goodwill of CAD 2.3 million (NOK 13.2 million).

TOMRA LATASA RECICLAGEM SA
On 7 March 2001, TOMRA acquired 70 percent of the aluminum recycling company Tomra Latasa Reciclagem SA through the Brazilian subsidiary Tomra South America SA. The purchase price of USD 28.0 million included goodwill of NOK 288.4 million.

ELEIKO
Tomra Systems AB acquired in May 2001 the service agreements and technology of their former competitor Eleiko Sanera AB. The acquisition included goodwill of NOK 8.4 million.

OTHER MINOR ACQUISITIONS
TOMRA has additionally made some minor acquisitions. Total purchases included goodwill of NOK 22.1 million in 2001, NOK 12 million in 2002 and NOK 1.5 million in 2003.

CAMCO
On 30 June 2003, TOMRA acquired an additional 16.5 percent of the shares in Camco Recycling Inc. The purchase price of CAD 1.2 million included goodwill of NOK 4.4 million.

Auditor's report 2003

TO THE ANNUAL SHAREHOLDERS' MEETING OF TOMRA SYSTEMS AS

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
We have audited the annual financial statements of Tomra Systems ASA as of 31 December 2003, showing a profit of NOK 214.6 million for the parent company and a profit of NOK 162.6 million for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

BASIS OF OPINION
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion,
- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway.
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway.
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.

Oslo, 11 February 2004
KPMG AS

Henning Aass
State Authorised Public Accountant

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only.

Key figures 1999-2003

Figures in NOK million	2003	2002	2001	2000	1999
PROFIT AND LOSS STATEMENT					
Operating revenues	2 463	2 674	2 924	2 718	2 169
Other income	-	-	-	-	5
Cost of goods sold	1 493	1 551	1 727	1 522	1 192
Depreciation and write-offs	62	74	192	80	66
Gross contribution	908	1 049	1 005	1 116	916
Operating expenses	555	601	608	550	458
Ordinary depreciation/ write-down	111	118	437	100	77
Operating profit	242	330	(40)	466	381
Profit from affiliated companies	1	2	(3)	1	13
Net financial items	42	74	105	26	12
Ordinary profit before taxes	285	406	62	493	406
Other items	(35)	-	(12)	(384)	-
Taxes related to other items	(10)	-	(5)	(121)	-
Taxes related to ordinary profit	97	126	39	154	123
Net profit	163	280	16	76	283
Minority interest	(18)	(24)	(31)	(15)	(6)
ASSETS					
Intangibles	502	510	791	444	364
Real property, fixed assets	414	437	559	546	343
Leasing equipment	173	181	263	253	251
Financial fixed assets	234	213	212	200	271
Total fixed assets	1 323	1 341	1 825	1 443	1 229
Inventory	405	308	299	312	233
Receivables	576	471	672	805	616
Bank deposits, cash, etc.	1 083	1 017	697	712	270
Total current assets	2 064	1 796	1 668	1 829	1 119
Total assets	3 387	3 137	3 493	3 272	2 348
LIABILITES AND EQUITY					
Paid-in capital	1 597	1 597	1 583	1 460	367
Retained earnings	997	873	1 048	1 176	1 192
Minority interest	119	118	160	73	45
Total equity	2 713	2 588	2 791	2 709	1 604
Deferred taxes	10	18	86	77	124
Other long-term liabilities	105	38	38	39	41
Total long-term liabilities	115	56	124	116	165
Liabilities to financial institutions	4	15	18	-	210
Accounts payable	174	174	240	184	151
Other current liabilities	381	304	320	263	218
Total current liabilities	559	493	578	447	579
Total liabilities and equity	3 387	3 137	3 493	3 272	2 348

Figures in NOK million	2003	2002	2001	2000	1999
PROFITABILITY					
Operating margin [1]	9,8 %	12,3 %	-1,4 %	17,1 %	17,6 %
Profit ratio, ordinary profit [2]	11,6 %	15,2 %	2,1 %	18,1 %	18,7 %
Return on equity ex. other items [3]	6,7 %	10,0 %	-0,3 %	15,4 %	19,6 %
Return on total assets, ordinary profit [4]	9,6 %	13,1 %	2,0 %	17,7 %	20,2 %
EBITDA (NOK million) [5]	415	522	589	646	524
CAPITAL DECEMBER 31					
Majority equity (NOK million) [6]	2 594	2 470	2 631	2 636	1 559
Equity ratio [7]	76,6 %	78,7 %	75,3 %	80,6 %	66,4 %
Bankers ratio [8]	3,7	3,6	2,9	4,1	1,9
Acid test [9]	3,0	3,0	2,4	3,4	1,5
Working capital (NOK million) [10]	1 505	1 303	1 090	1 382	540
SHARES					
Share capital 31 December (NOK million)	178,5	178,5	178,2	176,0	166,7
Earnings per share (EPS) [11]	0,81	1,44	(0,08)	0,36	1,67
Earnings per share, ex. other items	0,95	1,44	(0,04)	1,90	1,67
EPS, fully diluted [12]	0,81	1,44	(0,08)	0,35	1,66
Dividend per share, adjusted (NOK)	0,30	0,25	0,20	0,20	0,20
Share price 31 December, adjusted (NOK) [13]	40,10	45,10	86,00	171,00	68,00
Market capitalization (NOK million)	7 155	8 047	15 327	30 101	11 335
Price/earnings ratio (P/E) [14]	42,2	31,3	NEG.	90,0	40,7
EMPLOYEES					
Total employes (average)	2 024	2 010	1 912	1 829	1 724
Sales per employee (1000 NOK)	1 217	1 330	1 529	1 486	1 258

1) Operating profit as a percentage of operating revenues
2) Ordinary profit before taxes as a percentage of operating revenues
3) Net profit exclusive other items after minority interests as a percentage of average equity (as defined in footnote 6)
4) Ordinary profit before taxes and interest expenses as a percentage of average total assets
5) Operating profit exclusive depreciations and write-downs
6) Equity exclusive minority interest
7) Equity as defined in footnote 6 as a percentage of total assets
8) Current assets divided by short-term liabilities
9) Current assets excluding inventories divided by short-term liabilities
10) Current assets less short-term liabilities
11) Net profit after tax divided by average number of shares
12) Net profit after tax divided by average number of shares incl. vested warrants
13) Adjusted for split in 1999 and 2000
14) Stock price as of 31 December, divided by earnings per share exclusive other items

Share and shareholders

TOMRA SHAREHOLDER POLICY
TOMRA endeavors to provide its shareholders and the financial markets with information in so much detail and so frequently that the TOMRA share price correctly reflects the underlying values and the future growth potential of the company. TOMRA seeks to ensure a high return on investment for the shareholders over time. It is TOMRA's policy to maintain a high equity ratio to provide a platform for the company's high growth expectations. Subject to financing needs for TOMRA's growth, TOMRA shareholders can expect a dividend distribution of around twenty percent. TOMRA's Articles of Association, which can be found at www.tomra.com, has no limitations on the transferability of shares, which each carry one vote at the company's general meeting.

CORPORATE GOVERNANCE
A Norwegian working group consisting of several entities including the Oslo Stock Exchange, published in the Fall of 2003 a preliminary recommendation regarding corporate governance for Norwegian companies. TOMRA is closely following the discussion on corporate governance in Norway and internationally, and aspires to adhere to best practice.

CORPORATE GOVERNANCE POLICY
TOMRA's board recently approved TOMRA's new Corporate Governance Policy, which is as follows:
In TOMRA (the Company) corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers. The following Corporate Governance Policy has been approved by the Board of Directors, and will be reviewed annually or more often if deemed necessary.

1. Role of the Board and Management
The Board of Directors is elected by the shareholders to oversee the management and to assure that the long-term interests of the shareholders and other stakeholders are being served.

2. Functions of the Board
Areas of responsibility In addition to its general oversight of management, the Board also performs a number of specific functions, including:
a. reviewing, approving and monitoring fundamental business and financial strategies and major corporate actions;
b. selecting, hiring and determining the compensation of the CEO, setting his/her goals and ensuring his/her development;
c. reviewing control routines within among other; the accounting, controlling, IT and budgeting functions;
d. assessing major risks facing the Company and reviewing mitigating options;
e. providing counsel on the selection, evaluation and development of senior management; and
f. ensuring processes are in place for maintaining the integrity of the Company.

Evaluation of TOMRA personnel and management In order to meet the Company's goals, every employee including top management, completes an annual Performance Evaluation with their manager. Job Discussions between managers and their subordinates are held in order to define goals to be reached in the coming year. On a regular basis, the Board completes a systematic review of top management, including an annual evaluation of the CEO. Through these processes, the Board seeks to ensure that all employees and management are focused on developing the Company in a coordinated way.

Board meetings The Board holds six to eight regular meetings per year. Two of these meetings are held at TOMRA subsidiaries abroad and are tied to specific, strategic market opportunities. Given the extensive time required for TOMRA Board activities, TOMRA Board members are encouraged to restrict themselves to a maximum of five major board memberships.

3. Board Committees
The Board will at all times have an Audit Committee, a Compensation Committee, a Nominating Committee and any other committees the Board deems appropriate. Each committee will perform its duties as assigned by the Board and in compliance with the Committee's charter.

Audit Committee The Audit Committee, which consists of two external, non-executive Directors, is appointed by the Board to assist it in fulfilling its responsibilities to oversee the Company's internal accounting and audit processes, in monitoring the annual and interim financial reporting and assessing the independence of the external auditors. The committee also provides guidance in identifying, understanding and

Share performance in 2003
The TOMRA share price was NOK 40.10 at the end of 2003, down eleven percent from NOK 45.10 at the beginning of the year. The Oslo Stock Exchange All Share Index increased by 48 percent during the same period. The highest price quoted in 2003 was NOK 58.00 in January, while the lowest was NOK 26.50 in March.

At the end of 2003 the market capitalization of TOMRA was NOK 7.2 billion compared with NOK 8.0 billion at the beginning of the year. Total TOMRA shares traded equalled 455 million during 2003 compared to 342 million in 2002. Tomra Systems ASA and its subsidiaries do not own any TOMRA shares. Non-Norwegian ownership stood at 48.1 percent at the end of 2003, down from 57.5 percent at the beginning of the year.

assessing the Company's operational and financial risk.

Compensation Committee The Compensation Committee, which consists of two external, non-executive directors, assists the Board in fulfilling its responsibilities to determine the compensation policy of the Tomra Group, the compensation of the CEO of TOMRA, any share option programs and pension programs for TOMRA management, and any bonus system and pension programs for TOMRA employees. The Committee also monitors the implementation of the TOMRA compensation policy.

Nominating Committee The Committee, which consists of the TOMRA Board Chair and two external and independent representatives, is appointed by the Board to evaluate and nominate new candidates for the Board, for election by the Annual General Assembly.

4. Size and Selection of Board
Size of Board The Board believes six to eight members is an appropriate size based on the Company's present activity and business complexity. TOMRA's Board of Directors is currently made up of six non-executive members.

Election process External Board members, including the Board Chair, are directly elected by the Company's shareholders. Two Board members are elected from and among TOMRA employees in Norway in compliance with Norwegian regulations.

5. Independence of Board of Directors
All external Directors will be independent. To be defined as independent, an external Director:
a. must not have been employed by the Company in the previous three years;
b. must not have any common interests with other Board members or the CEO; and
c. must not have, or represent, significant business relationships with the Company.

6. Compensation of the Board of Directors
The Board of Directors will annually review and recommend the form and amount of Board member compensation. The Board will also prepare a proposal to be agreed by the Annual General Assembly in respect of the annual remuneration of the Directors.

In recent years it has been TOMRA practice to pay the external Directors a fixed monetary compensation. The employee members of the Board are paid a lower fixed amount, since it is assumed that Board work is undertaken during work hours paid by TOMRA. Remuneration for both external and internal Directors may also incorporate stock options and other forms of compensation.

7. Self–Evaluation of Board of Directors
The Board and each of its committees will conduct an annual self-performance evaluation to determine whether the Board and each of its committees are functioning effectively. The review will be discussed in the full Board once a year.

8. Ethics and Conflicts of Interest
The Board expects TOMRA directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to Tomra Group Code of Conduct and the company's Core Values. If an actual or a potential conflict of interest arises for a director, the director shall promptly inform the Board Chair or the CEO. If a significant conflict exists and cannot be resolved, the director should resign.

9. Reporting of Concerns to Non-Employee Directors
Anyone who is concerned about TOMRA's conduct in any field, including accounting, internal accounting controls or auditing matters, may communicate the concern directly to any non-employee director or to members of the Audit Committee. Such communication may be confidential or anonymous. Any such communication should be submitted in writing, marked "Personal and Confidential," and sent to TOMRA's headquarters marked "TOMRA Audit Committee" or with the name of any non-employee director marked "Personal & Confidential."

OTHER CORPORATE GOVERNANCE ISSUES
Beyond the scope of board and committee responsibilities, Board members could from time to time take on certain consultancy projects related to market development. Such projects would be defined within pre-approved parameters by the Board of Directors and would occur on a limited basis. Board members would be compensated separately for such work. In 2003, no Board member was hired on consultancy projects.

TOMRA Investor Relations contacts

Fredrik Witte
Vice President, Chief Analyst & Investor Relations Officer
Tel. +47 66 79 92 90
Fax +47 66 79 92 50
Mobile +47 970 16 769
E-mail fredrik.witte@tomra.no

Elisabeth W. Sørli
Investor Relations Coordinator
Tel. +47 66 79 92 19
Fax +47 66 79 92 50
Mobile +47 950 40 558
E-mail elisabeth.sorli@tomra.no

Management Report


TOMRA
Helping the world recycle



TOMRA vision

The world's no.1 provider of solutions that make it attractive for people to return packaging for reuse and recycling

contents



stepping up

The central theme of this year's annual report, "**stepping up**," indicates two actions: to increase (step up), and to meet or take on (step up to).

We feel the combination of these two ideas aptly describes TOMRA at the end of 2003: a company which is prepared to embrace new opportunities and accelerate its growth.

stepping up toward our vision

"Although our total revenues declined in 2003 compared to the previous year, we delivered a net profit of NOK 163 million while investing roughly NOK 70 million in building our foundation for future growth. We're making breakthroughs both in the development of new technology and new markets, and are now in an excellent position to step up toward our company vision."



TOMRA recognition technology provides the starting point for an efficient container recycling system.

Message from the CEO

In 2003 the revenues for the Tomra Group declined by eight percent from the previous year. Viewed independently, this is a disappointing result. Over the past decade, TOMRA's annual revenues have gone from NOK 303 million in 1993 to NOK 2.46 billion in 2003 —an increase of over 700 percent. We have achieved this growth by being able to consistently provide innovative, cost-effective reverse vending systems and by expanding our role to a total solutions provider within the recycling value chain. From automated container return and handling systems to material transport and processing, our solutions today serve as leading components in the world's most successful beverage container recycling programs.

Although the past year has detracted from our history of annual revenue growth, it was a year however in which many market successes were achieved. During the past year we have secured large contracts with retail chains both in Europe and North America, including the largest single order for technology we have ever received, from Coop in Sweden. We have recorded our first sales in Germany to deliver solutions for non-refillable containers, and have welcomed new customers such as Shaw's Markets in the US East. We have extended our market presence in California and anticipate that the increase in the container deposit amount this year will drive further growth in this market. We have introduced well-received new products such as the TOMRA 710 and a range of container handling solutions. And we have further strengthened our organizational structure and business-building resources, providing a strong foundation for pursuing new business opportunities.

The opportunities for creating new business are many. We estimate that our systems presently collect 35 percent of all beverage containers in the world's deposit markets. There is room for growth and we are determined to expand our activities within this market segment. However, if we are to truly answer our ambitious growth expectations and the aspiration of our company vision, we must also reach beyond our current core business which is focused in deposit markets.

The non-deposit world makes up 85 percent of the beverage container universe, and therefore presents tremendous opportunities for TOMRA—if we can provide more cost-effective recycling solutions than are currently being used in these areas. Toward this end, we have been working for a number of years on building our knowledge base and exploring various avenues of potential development. Our assumption is that, by drawing on our technological expertise and the key learnings of our experience in deposit markets, we are in a unique position to develop alternatives that will be attractive to this huge market. We have also assumed however that to do so would require breaking the mold and thinking anew.

And this is exactly what we are doing. We have considerably strengthened our organizational resources for business development, creating in 2003 a new unit called Recycling Solutions. Within this unit we have merged a number of our formerly independent functions to provide a more synergistic approach to identifying and pursuing opportunities in non-deposit markets. This includes the special R&D unit we formed three years ago which has been devoted solely to the task of developing an innovative container collection concept for non-deposit markets. Their work has produced a number of technological breakthroughs that will form the nucleus of our new recycling center concept which is scheduled for market testing later this year.

We believe this will be the beginning of a new chapter in the development of our business. A chapter that will place us on two strong business legs, one in the deposit world and one in the non-deposit world. Each with a common goal, to provide container recycling solutions that achieve maximum efficiency and environmental benefit, and help TOMRA step up toward its vision.


RECYCLING
NESCAFÉ
This is the beginning of a new chapter that will place us on two strong business legs, one in the deposit world and one in the non-deposit world.
Erik Thorsen
President and CEO



stepping up

to new opportun


ities
TOMRA's newly developed compactor technology reduces the volume of containers by a ratio of up to 15 to 1.

"The increasing need in many areas of the world to implement more effective methods of recycling opens significant new business opportunities for TOMRA. Our intensified focus over the past several years to develop new market solutions has prepared the platform, and now we are stepping up to capitalize on these opportunities."

New opportunities

Zero waste to landfill

The global trend for waste management is clear: the days of using landfills as a "dump-all" solution for dealing with the waste materials we produce are numbered. This trend comes primarily as a result of decreasing landfill space and the desire to avoid the negative environmental effects associated with landfills; but it is also due to the increasing acceptance that almost all waste is in fact a resource that can be recycled, composted, or used to produce energy. In moving in this direction, more and more countries are enacting strict regulations to encourage the recovery of these resources and reduce the amount of waste going to landfills to an absolute minimum.

The recovery of all packaging from the waste stream, particularly rigid beverage containers, goes a long way in reducing waste volumes. It is estimated that between 40 to 45 percent of the volume of all household waste in non-deposit areas consists of beverage containers. Many governments therefore have implemented comprehensive quotas to encourage the recovery of all types of packaging from the waste stream. In Europe for example, the EU has required through its Packaging Waste Directive that the majority of its member states recycle at least 55 percent of all packaging materials by 2008. Many EU countries are substantially below this level at present, and will need to make changes to the way they recycle if they are to reach this target.

Recovering more for less

We believe there are three main assumptions which need to be present in order to recover packaging and recycle these resources in a cost-effective way. First, consumers need to participate in the container recovery process. The tools chosen for motivating consumers to participate in recycle schemes will depend on the desired targets for recovery, which usually are defined by legislative bodies. Low recovery rates in the range of 30 to 50 percent may be achieved solely by making the return of containers as convenient as possible for consumers. A high density of collection sites for containers is one example of this. Recovery rates greater than 70 percent are normally achieved by attaching a deposit of five US cents or more to containers. Evidence indicates that attaching even a small, alternative financial incentive such as product discount coupons is an important factor in motivating consumers to return containers.

The next most important factor is to structure the system in a way that keeps transportation requirements to a minimum, including both the way packaging

Building blocks of a successful recycling system



Success factors
High Participation
Low Cost
Methods
Deposit
Point system
Coupons
Lotteries
Attractive,
easily
accessible
collection
facilities
Compaction
Bring-back

The largest non-deposit markets in the EU



UK
75
60
45
30
15
0
Paper
Glass
Metals
Plastics
Overall packaging recycling rate



France
75
60
45
30
15
0
Paper
Glass
Metals
Plastics
Overall packaging recycling rate

Implementing systems that better motivate consumers to recycle will be a key element for achieving the EU's 2008 Packaging Waste Directive targets, particularly with regard to plastics.

2001 rate
2008 EU target

is collected and how it is further transported throughout the rest of the recycling process. Bring-back systems, where consumers return their used packaging to centralized collection sites in the course of their regular activities, offer considerable transport savings compared to for example curbside systems where households set out their recyclable materials for pick-up. In fact, a study* done in 2001 in the United States showed that automated bring-back systems are over seven times more cost-efficient than residential curbside systems.

Automated bring-back systems also allow further savings by providing the opportunity to compact the materials at the point of collection. If the collected materials are not compacted, most of the collection space will be taken up by air. This results in greater transport requirements, which is one of the highest cost-driving factors within the recycling process.

Finally, for used packaging to be of value to material recyclers and processed in the most efficient manner, it needs to be separated according to like materials. When different container materials get mixed together or are commingled with other garbage, their value drops considerably. Using an automated sorting system at the point of collection ensures that containers are separated correctly and are maintained as a high quality material for recycling.

* Value Chain Assessment Report, Businesses and Environmentalists Allied for Recycling


Shredding and granulation of materials greatly reduces the amount of storage space needed and offers considerable transport savings.

Recycling cost per used beverage container


Japanese YEN
25
20
15
10
5
0
16.24
4.5
4
2
PET Bottles
Aluminum Cans

Current curbside system
New TOMRA bring system



TOMRA's 24-hour recycling center concept in action in Japan.

Providing the solutions

About 85 percent of packaged beverages being consumed today are in non-deposit markets, yet there are virtually no technology-based collection solutions currently operating in this market sector. The need for more efficient recycling systems is clearly there, what remains is the will to apply new solutions. We believe that as the necessity to remove packaging from the waste stream, and the cost of doing so in today's non-deposit markets continues to rise, the need to implement more cost-effective recycling methods will increase. Over the past few years therefore we have steadily strengthened our focus on being able to provide recycling solutions that specifically cater to the needs of non-deposit markets. We have made major breakthroughs in our development work, and now believe we can successfully apply our technological and systems expertise in this vast market sector.

The primary focus for TOMRA is at the "front end" of the recycling value chain, i.e. container collection systems. After three years of development, we are now preparing to launch a unique collection system that can provide significant cost savings over manual bring-back systems.

Cost savings of up to 80 percent

The type of front-end opportunities that exist for TOMRA in non-deposit markets can be illustrated by looking at our activities in Japan. Although Japan is achieving a relatively high material recovery rate of certain packaging types through curbside collection, the system is very expensive to operate. In 2002, TOMRA began offering the municipal operators an alternative bring-back system based on our reverse vending machines that gives them the opportunity to cut their collection costs while also increasing the convenience of recycling for consumers.

Our analysis, based on the pilot activities we have had in operation for the past two years in four Japanese municipalities, indicates that the TOMRA bring-back system can achieve savings in the range of 50 to 80 percent compared to the cost of an average municipal curbside collection system. Last year we installed the first city-wide, 24-hour bring-back system for the city of Mizuho using TOMRA reverse vending machines at 13 locations around the city. Surveys have shown that the convenience of this system is highly appreciated by Mizuho's residents, and this coupled with the cost savings that the system provides is generating a great deal of interest from other municipalities.

Stepping up

There are numerous opportunities for introducing a more efficient bring-back system in non-deposit markets, not only in a long-term perspective, but in the short-term as well. We believe Europe offers the greatest short-term potential. This expectation is based on the significant gap between current low recycling levels in certain EU countries and the higher recycling requirements being placed on them by existing EU recycling directives. More cost-effective recovery solutions in North America and Asia are also expected to be required in a longer term perspective as these markets seek to increase recycling and energy recovery levels. Execution of these opportunities is expected to form a major part of TOMRA's growth platform in the years to come.

New Opportunities, New Technology

For the past three years, we have invested in an R&D project dedicated solely to the development of a new technological platform for non-deposit markets. The key objective: creating a robust, low cost and low maintenance recycling center concept that could be installed in an outdoor, unattended setting. The principal components have now been developed, including completely new systems for material reception, recognition, sorting, and compaction—mechanisms that have six patents either granted or pending. This is the technology that will drive the new Tomra Recycling Center (TRC) concept which is expected to begin market testing in 2004.

Great space savings

One Tomra Recycling Center installation (with the same fractions as the example shown on page 13) has the same capacity as 45 bottle bank igloos filled with uncompacted containers.



Tomra Recycling Center

The new Tomra Recycling Center can be configured in three different lengths: 4.4 meters (having three separate material bins); 7.7 meters (six bins); or 11 meters (nine bins). The width and height remain the same (2.3 and three meters, respectively).


RECYCLING
Tins
Aluminum
Mixed
Clear PET
Green and brown glass
Clear glass

This example shows a configuration which separates materials into six different fractions.

Stepping up

our core business



"Our core business is all about enabling deposit container return systems to be operated as efficiently and reliably as possible. We're playing a leading role in making this happen in Europe and North America, and are stepping up our position by helping stores attract more customers by providing the best in reverse vending services."



TOMRA's innovative sorting systems make it easy for stores to handle the return of used beverage containers.

Core business

The deposit system: A recycling success story

The use of deposit as a successful mechanism for recovering used beverage containers has a long history. The first deposit systems were initiated by beverage producers more than a hundred years ago to ensure that consumers would return the producers' refillable glass bottles to the stores where their beverages were sold. However, up until TOMRA introduced its unique automated return technology in 1972, identifying the various deposit amounts of returned containers and correctly sorting them by manufacturer was done manually. This was a time-consuming process for both consumers and store personnel and often led to incorrect refunds being paid out to consumers. By automating this process and ensuring that correct refunds were being made, TOMRA helped save costs for store owners and helped to improve customer service by making the return process more convenient and attractive for consumers.

At the same time that our reverse vending technology was first being applied to industry-driven deposit systems, mandatory deposit systems were also getting started as a way of dealing with the negative environmental impacts caused by the rise of the single-serve, non-refillable beverage container. In 1971 the first legislatively implemented deposit system was enacted to promote the recycling of these containers. The positive effects of deposit systems include a high container recovery rate, litter reduction and low packaging recycling cost. These results have encouraged the expansion of deposit legislation around the world. Deposit laws for non-refillable containers are now in place in 11 US states, six European countries, 12 Canadian provinces, Israel, and South Australia. Proposals to enact new deposit laws are being brought forward in increasing frequency in various regions around the world.

TOMRA's role in deposit markets

TOMRA plays an extensive role today within the container recycling value chain in deposit markets. The area in which we are most active is providing automated systems for collecting and handling containers at retail locations such as supermarkets, convenience stores and gas stations. This includes the sale or lease of reverse vending machines (RVMs), various RVM-related services, and a wide range of handling equipment for sorting, compacting and storing containers.

Compared to a manual return system, the cost benefits of TOMRA's solutions are clear. For example, in a typical European market with deposit on non-refillable containers (handling 1,500 containers from 200 consumers per day, over 300 business days a year), a manual container handling system would require the equivalent of one full-time employee at a cost of about EUR 30,000 per year. With an automated TOMRA return system utilizing one reverse vending machine with compaction technology, the cost per year instead works out to approximately EUR 10,000*. A TOMRA reverse vending machine in effect pays for itself within 12 to 18 months.

*This figure includes the initial cost of an RVM depreciated over seven years, plus associated service and maintenance, labor costs and overhead.

Material sorting and compaction

In addition to saving costs for retailers, the sorting and compaction technology of our reverse vending systems affords cost savings throughout the entire recycling process. The separation of containers by characteristics such as material type and color when they are collected potentially eliminates the need for an additional sorting stage later in the recycling process. This in turn increases the value of these materials to recycling companies. For example, the average price in 2003 for separated clear and green PET plastic in the US East Coast region was six to ten cents more per pound than the price of these two materials mixed together.

Another strong benefit provided by TOMRA's return systems comes from being able to compact containers when they are collected. This increases collection capacity and reduces the cost of transporting the collected materials. Using compaction and a technology-based, integrated logistics system, the efficiency of our container pick-up and transport services are a highly central part of our activities in our North American deposit markets. Prior to TOMRA providing these services in the US East deposit markets, stores were manually sorting each beverage distributor's containers so that each distributor could pick up their own containers. Comparatively, TOMRA's integrated system of collection, pick-up, transport and processing on behalf of all beverage distributors in these markets is providing cost savings of between 30 to 60 percent.

Average reduction in litter after bottle bill introduction (IA, ME, MI, NY, OR, UT)


76
37

Return rate for non-refillable containers in the US


96
28
Amount of container deposit

Price for collected PET, separated vs. mixed


22
18
12
Clear
Green
Mixed

Deposit:

A little incentive goes a long way

Statistics show that the incentive provided by the refund of a deposit, even a small amount, is the most effective mechanism for motivating people to participate in the recycling process. In the United States for example, in the ten states that currently have deposit systems in operation, the average container return rate is about 72 percent. In the rest of the country, the average return rate is about 28 percent using curbside collection systems. Deposit systems are also highly cost-efficient, attaining high rates of recycling without directing the costs to taxpayers. Costs are instead distributed among the producers and retailers of the packaging, which provides an incentive to promote greater recycling efficiency. Moreover, deposit funds that are not redeemed by consumers can help offset the costs of operating the recycling system or fund other environmental programs.
In Michigan, a state that has one of the world's highest deposit redemption rates (96 percent), the amount of unredeemed deposits which reverted to the state in 2001 equaled $17.5 million.


Plastic
Cans & Plastic
Cans

Deposit return systems are highly supported by the public. Consumers support the logic of returning their empty containers when they go grocery shopping, which also benefits retailers by providing an additional avenue for attracting customers.


Deposit system
Beverage producers pick up their empty refillable containers when they deliver new beverages
Consumers purchase beverages, pay deposit
Deposit
Consumers return containers, stores return deposit
Retail
empty
Refillable
full
Non-refillable
Beverage Producer
Deposit Clearing System
Material Depot
Recycler
Material for production of new goods

Core business growth opportunities

There are three main elements we believe will drive growth in our core business. The first is the effect of new deposit legislation. Deposit on non-refillable containers for instance was implemented in Germany in 2003, and prospects for significant growth in technology sales remain high in this market.

Another area TOMRA believes will increase its revenue growth is a new automated return solution which TOMRA is developing specifically for the small store segment in the European and North American deposit markets. In Scandinavia, Holland, Belgium and Germany, the small store segment totals approximately 120,000 outlets. Almost all container handling in these stores is done manually. The current low machine penetration rate in the small store segment is a result of the disparity between the relatively high costs of traditional machines compared to the low volume handling needs in small stores. The small store machine will offer the advantages of automated handling solutions at a lower, affordable price for small store operators. An additional advantage of introducing automated handling solutions in small stores includes improved customer service. Consumer research in Europe has indicated that small stores' customer traffic and revenue could increase by as much as five percent if these stores offered an attractive reverse vending experience.

Further opportunities lie in the potential for replacing existing RVMs that have been in operation for a number of years and can be viewed as "underachievers" in relation to our current models. TOMRA defines this category as machines older than seven years. Out of the approximate 49,000 reverse vending machines TOMRA has installed around the world, about 15,400 fall into this category. These machines are prime candidates for replacement due both to normal wear and tear as well as the benefits that can be obtained from upgrading to our latest technology.

Accelerating machine replacement

Our marketing activities are concentrating on two main arguments to convince retailers of the benefits of replacing outdated machines.

One benefit is the reduction of costs. Through improved compaction rates and smarter storage solutions, the number of times the container storage bins in the back of the machine need to be emptied annually could be reduced by as much as 74 percent with new systems. For a store owner in Norway for example, this could provide cost savings of up to EUR 6,250 per year.

Another benefit is indicated by independent research studies which show that up to 24 percent of consumers who are dissatisfied with reverse vending systems in stores are willing to switch to stores with better reverse vending solutions. The market studies also indicate that consumers returning empties to stores spend up to 52 percent more than consumers who are not. Better reverse vending solutions attract high spending consumers, and could therefore help generate higher sales for stores.

The market studies provide a compelling argument for investing in new reverse vending equipment. These findings were a key element in securing the contract with Coop Sweden worth NOK 100 million in 2003 where TOMRA replaced and upgraded approximately 800 old machines. Accelerating the replacement of old machines continues to be a central focus area and significant opportunity for TOMRA around the world.

The value chain for beverage container recycling

Collection	[illegible]	Material processing	Material sales	Recycling	Manufacturing
• RVM sales/lease & service • Recycling centers • RVM-based product promotions • Data administration	• Logistics systems for material pick-up • Transport	• Sorting • Cleaning • Compacting • Baling	• Marketing of material to recycling industry	• Aluminum smelting	• Container production • Plastic fiber for textiles • Construction materials
TOMRA: All markets	[illegible]	TOMRA: North America	TOMRA: US	TOMRA: Brazil	



TOMRA developed a deposit mark detection system for the German market, based on a flash technique that exposes the mark on the bottom of the container.

stepping up

to our responsibil

TOMRA compaction systems increase collection capacity and reduce transport requirements, helping both to save costs and benefit the environment.


ities

"When TOMRA published its first environmental report in 1998, it marked the start of a new way of measuring our business performance. We are committed to showing continual performance improvement not only in financial terms, but also in terms of our economic, environmental and social impact on society."

Our responsibilities

This section provides a review of TOMRA's progress towards meeting its improvement targets for the "triple bottom line." The triple bottom line concept focuses on measuring and managing a company's impact on society in three dimensions: the economic, the environmental and the social. Through this approach we can evaluate TOMRA's performance not only in terms of generating value for our shareholders, but also with respect to how our operations are impacting the environment and society in a wider sense.

Economic impact

TOMRA has an impact on society that goes beyond that of the contributions made by our recycling products and services. As all business organizations we impact society through a number of economic interactions with our stakeholders. These stakeholders include employees, suppliers, shareholders and governments.

In earlier reports we have provided a basic insight into the "value added" that is generated by TOMRA's operations and we have also used value added to normalize our direct environmental impact. This year the definition of value added has been further refined, and value added for previous years has been restated accordingly. The reason for this change is to establish a definition of value added where all relevant expenses are deducted, including the cost of goods sold and other administrative, marketing and distribution costs.

Value added represents the value that is generated inside TOMRA's operations. The breakdown of the components of value added illustrates how the created value is distributed among the different stakeholder groups (see graph on page 23). Most of the created value is distributed back to society through the payment of salaries and taxes, which together make up 81 percent of the value added total. Five percent of the value is returned to shareholders through payment of dividends, and nine percent is retained and reinvested in the business.

This way of presenting TOMRA's economic impact on society does not take into account any indirect impacts such as contribution to innovation, national competitiveness or employment. It does, however, provide a basic understanding of the way in which TOMRA is a part of the economic life of the communities in which we operate.

Our reporting scope

The scope of what is measured in our triple bottom line report is visualized by the diagram on the right. The principle is to include all operations and impacts that are under TOMRA's direct control, and that are within the logical boundaries of TOMRA's operations.

As demonstrated by the report boundary map, all environmental impacts generated by TOMRA's supplier network during the manufacturing of reverse vending machine part and components are on the outside of the scope of this report. All impacts generated during reverse vending machine assembly in TOMRA's own factories are included.


End of life treatment
Suppliers
Machine use (energy)
Transport
TOMRA offices
Machine Loop
Production
Sales and service
Containers collected
Beverage Container
Recycling Loop
Transport
Handling of refillable containers
* only in some markets

KEY FIGURES, 2003 – 2001				
Economic dimension		**2003**	**2002**	**2001**
Reporting scope	% of group revenue	99	99	100
Operating revenue	MNOK	2 463	2 674	2 924
Value added	MNOK	994	1 139	837
- Hereof salaries	MNOK	717	704	779
- Hereof taxes	MNOK	87	126	35
- Hereof dividends	MNOK	54	45	36
- Hereof financial expenses	MNOK	27	29	7
- Hereof minority interests	MNOK	18	24	31
- Hereof retained in business	MNOK	91	211	(51)
Expenses	MNOK	1 296	1 342	1 847
Equity	MNOK	2 594	2 470	2 631
Return on equity	%	6.7	10	(0.3)
Environmental dimension				
Energy consumption	GWh	90	106	92
Carbon dioxide emissions	*Metric tons*	27 300	*27 900*	*22 400*
Water usage 1)	Cubic meters	178 000	30 600	30 100
Waste generation	Metric tons	1 650	1 750	1 900
Used beverage container throughput 2)	Billion units	26.0	26.2	25.1
Material, secondary processing	Metric tons x 1000	337	319	350
Aluminum reclamation	Metric tons x 1000	46	49	44
Social dimension				
Number of employees		1 976	2 048	1 994
Female employees	%	20	19	19
Female managers 3)	%	18	-	-
Ethnic minority employees 4)	%	21	27	25
Reportable injuries 5)		253	308	359

1) Water usage for 2003 is significantly higher than previous years due both to improved water usage registration and increased activities within the destruction of expired beverage products on behalf of brewery customers in the United States.
2) Estimated throughput of containers in reverse vending machines manufactured by TOMRA.
3) "Manager" is defined as a leader with at least one directly reporting employee.
4) "Ethnic minority" is defined as an employee that is considered an ethnic minority in his or her country of employment.
5) "Reportable injury" is defined as an injury that requires medical attention beyond first aid.

MNOK	2003	2002	2001
Operating revenues	2 463	2 674	2 924
Expenses (including COGS)	1 296	1 342	1 847
Depreciation	173	193	240
Value added	994	1 139	837

Breakdown of Value Added, 2003


9 %
2 %
3 %
5 %
9 %
72 %
Salaries
Taxes
Dividends
Financial expenses
Minority interests
Retained in business

Environmental impact

While the environmental benefits generated through TOMRA's recycling operations are significant, certain negative environmental impacts, or environmental costs, are generated in the process. TOMRA's aim is to ensure that the environmental benefits resulting from its operations always are greater than the costs, thereby ensuring profit also in the environmental aspect of the organization's balance sheet.

In order to separate environmental costs from environmental benefits, TOMRA reports environmental performance according to two types of environmental impacts: direct and indirect. Direct environmental impacts include negative environmental costs that are generated by TOMRA's activities such as energy usage and waste generation. Indirect environmental impacts include the positive environmental benefits that are generated by TOMRA's activities. These positive impacts are described later in this report.

DIRECT ENVIROMENTAL IMPACTS

TOMRA published its second environmental program in 2002. This program details the improvements that TOMRA aims to achieve by the end of 2007. The environmental targets described in the program are expressed as "eco-intensity" targets in order to ensure normalization of the targets against financial value added over time. The program covers six focus areas: Energy usage; greenhouse emissions; waste generation; water usage; design for environment; and, training and awareness.

Energy usage

Energy usage figures include all significant consumption of vehicle fuels, natural gas and grid electricity within the TOMRA group. The total usage of energy was 90 GWh in 2003, down from 106 GWh in 2002.

The vehicle fleet consisted of 704 vehicles at the end of 2003, a reduction from the 731 vehicles operated at the end of 2002. The vehicle fleet in the United States shows the greatest fuel reduction and it is believed that this is due to improved route planning and certain structural changes made to the materials handling operations during 2003.

At current, energy usage is below the target set for 2007. Several factors impact target achievement such as changes to the development of value added and lower than expected growth in energy usage. TOMRA will evaluate the target during 2004.

Greenhouse gas emissions

While emission of greenhouse gases are closely linked to the usage of energy, the eco-intensity ratio for carbon dioxide emissions increased from 2002 to 2003. This is due in part to a relative increase in the usage of coal-derived grid elec-

Eco-intensity, energy



Eco-intensity
Target 2007
MWh/VA
125
100
75
50
25
0
110
99
91
99
2001
2002
2003

Energy usage 2001-2003



GWh
125
100
75
50
25
0
2001
2002
2003
Vehicle fuels
Grid electricity
Natural gas
Total GWh

Eco-intensity, greenhouse gas emissions



Eco-intensity
Target 2007
tCO_2/VA
50
40
30
20
10
0
27
24
27
24
2001
2002
2003

Emission of carbon dioxide



metric tons x 1,000
30
24
18
12
6
0
2001
2002
2003
Vehicle fuels
Grid electricity
Natural gas
Total tCO2

tricity in the United States with high carbon content.

Emission of carbon dioxide from the vehicle fleet was down almost 10 percent from 2002 and this can be explained by reductions in the vehicle fleet and improved route planning.

Waste generation

The majority of generated waste stems from transport packaging from RVM manufacturing units, the sales and service network and from TOMRA's material handling units in the US.

A total of 1,650 metric tons of waste was generated from TOMRA's RVM and materials handling operations in 2003, a reduction of 100 metric tons from the previous year. Of this amount, 999 metric tons was sorted into ten different material fractions for recycling. In addition, 81 metric tons of electric and electronic waste from our operations was also collected and recycled.

By-products from the aluminum reclamation activities in Brazil are not reported as waste as these are sold and used for other industrial purposes. The total volume of by-products sold was 9,300 metric tons. In addition, 320 metric tons of pallets were recycled and 541 metric tons of process by-products were landfilled under agreement with the local environmental authorities. The aluminum reclamation facility reclaimed 46,000 metric tons of aluminum during 2003.

Water usage

The amount of water used by TOMRA in 2003 is significantly higher than that reported in previous years. This increase is due to improved water tracking and reporting procedures, and expansion of the water intensive services being offered by TOMRA's materials handling units in North America.

These services are related to the controlled destruction of beverage products that have passed their expiration date. This service is undertaken on behalf of TOMRA's brewery customers. Destruction of expired beverage products requires permits from local environmental authorities, and TOMRA has been granted all relevant permits for this activity.

TOMRA ensures that the packaging material from this process is recycled and that the beverage contents are disposed according to local regulations. After disposal, the destructed product is further processed by local water treatment plants.

After a period of two years to confirm TOMRA's new water consumption baseline, the eco-intensity targets for water will be adjusted accordingly. These new targets therefore will be communicated in the environmental reporting for 2004.

Eco-intensity, waste generation (RVM business)


metric tons/VA
5
4
3
2
1
0
2.3
1.5
1.7
2
2001
2002
2003

Eco-intensity, water usage


cubic meters/VA
200
160
120
80
40
0
36
27
179
32
2001
2002
2003

■ Eco-intensity
— Target 2007

Eco-intensity

Eco-intensity is a measure of direct environmental impact per unit of value added. TOMRA's aim is to achieve reductions in eco-intensity over time, i.e. use fewer resources to create equal or increased financial value. Value added is defined as operating revenue minus expenses and depreciation. The accompanying diagram shows TOMRA's eco-intensity figures for 2003 in relation to the respective targets set for 2007.

	Energy	CO2	Waste	Water
2001 baseline	110	27	2.3	36
2003 level	91	27	1.7	179
2007 target	99	24	2.0	32

Design for environment

TOMRA started to research the eco-efficiency of its products and services systematically in 1998. Since then a number of studies have been conducted, and numerous activities have been initiated to help ensure that TOMRA products are the most efficient and environmentally friendly tools for recycling available.

We also are stepping up our efforts in "eco-design" to be fully prepared for more stringent environmental legislation such as the Waste Electric and Electronic Equipment (WEEE) and the Reduction of Hazardous Substances (ROHS) Directives from the European Union.

One such area where we have increased our focus is ensuring that decommissioned reverse vending machines are properly recycled. In 2003, 60 percent of all replaced machines were recycled according to the intentions of the EU's WEEE Directive. A significant number of these machines were refurbished and brought back into operation.

The following eco-design targets have been set for the period 2002-2007:

- Continuation of energy efficiency activities
- Increased use of recycled plastics in construction
- Reduction of excess surface treatment
- Elimination of heavy metals and substances banned by the EU WEEE and ROHS directives (effective 2007) from new TOMRA products by 2006. This includes lead, cadmium, hexavalent chromium and certain flame retardants.

Training and awareness

The only way to achieve our ambitious goals is by engaging the innovative power and competence of our employees. To help encourage this, TOMRA will implement in 2004 a new online environmental training program for leaders and employees called "Think & Act." The program consists of a course that employees can complete online at their own pace, and culminates with an exam that tests the employee's environmental skills. A competition is planned to provide additional incentive for employees to complete the course, and all successful graduates will be awarded the "TOMRA Environmental Expert" diploma.



This sequence shows how refillable bottles are sorted through the machine to the backroom.

ISO 14001 environmental management system
TOMRA's head office in Norway was certified to ISO 14001 environmental management system in 1999. This certification complemented the already existing ISO 9001 quality management system that was first certified in 1994.

Being certified to ISO 14001 ensures that responsibilities and authority for environmental issues are defined, and that achievements in improving environmental performance are reviewed by a third party auditor each year.

All R&D and reverse vending machine manufacturing units within the TOMRA group are certified to both ISO 9001 and ISO 14001.

INDIRECT ENVIRONMENTAL IMPACTS
The world's consumption of packaged beverages continues to increase. In 2002, the consumption of packaged water, soft drink and beer products equaled about 750 billion units.

With our presence in more than 40 countries worldwide, TOMRA contributes significantly to the collection and recycling of the containers used for these beverages. The environmental benefits resulting from our operations include the saving of energy, avoided greenhouse gas emissions, the reduction of litter, reducing the need for landfill space, and reducing the need to extract virgin materials from the earth to produce new beverage containers.

- Collection of beverage containers from consumers
  During 2003, close to 50,000 reverse vending machines manufactured by TOMRA accepted, sorted, compacted and redeemed deposits for 26 billion used beverage containers. That is more than 800 containers each second, all year around. If converted to weight, the containers collected through reverse vending machines manufactured by TOMRA would equal about five million metric tons.

- Secondary processing of collected material
  In Canada and the United States, TOMRA is responsible for transportation and secondary processing of used beverage containers. During 2003 TOMRA handled about 340,000 metric tons of container material, all of which was recycled.

- Aluminum reclamation
  TOMRA's aluminum reclamation facility in Brazil reclaimed about 46,000 metric tons of aluminum beverage packaging during 2003.

Secondary processing of collected material


metric tons x 1,000
250
200
150
100
50
2001
2002
2003
PET
Aluminum
Glass
Other

Aluminum reclamation


metric tons x 1,000
50
40
30
20
10
2001
2002
2003





TOMRA's container collection and processing activities in Brazil provide the main source of aluminum for Brazil's largest can manufacturer, Rexam.

Social impact

To TOMRA, the social dimension of sustainability primarily means development of the organization's human resources as well as continued fostering of TOMRA's Core Values and Leadership Principles. Being an organization operating in many and diverse markets, our common understanding of our Core Values is more important than ever.

TOMRA CORE VALUES

Integrity, Innovation, Personal Initiative, Fighting Spirit, and Enthusiasm. These five elements stand at the center of TOMRA's value structure, representing the core values of the corporation. We consider these principles to be intrinsically important for the success of our organization, and the basis for the way we conduct ourselves as we strive to achieve our business goals.

VALUE-DRIVEN LEADERSHIP

TOMRA's management philosophy is built on a set of leadership principles that emphasize employee involvement in setting goals and nurturing the needs and desires of employees to help them develop to their full potential. This forms what we call our Integrated Leadership Process. This is an annual process of goal-setting, assessment of achievements at an individual level, and employee and customer surveys that help monitor how well we are practicing TOMRA's core values.

CODE OF CONDUCT

A comprehensive internal Code of Conduct has been issued to help clarify what is regarded acceptable business behavior for all TOMRA leaders and employees. The Code of Conduct deals with issues such as corruption and bribery, conformance to relevant legal requirements, professional behavior and host of other relevant issues. All leaders and employees of the TOMRA group will be asked to sign the Code of Conduct to acknowledge its introduction.

DEVELOPING OUR HUMAN RESOURCES

TOMRA had 1,976 employees at the end of 2003, down from 2,048 at the end of 2002. The share of female employees increased slightly, while the share of employees regarded as ethnic minorities in their country of employment was reduced somewhat. The number of female managers (with at least one directly reporting employee) was recorded for the first time in 2003. The percentage of female managers in TOMRA is 18 percent.

HEALTH AND SAFETY

The number of reportable injuries continues to decline from 308 in 2002 to 253 in 2003. Increased focus on training and the use of protective equipment in the materials handling businesses in the United States and Canada contributes greatly towards this positive trend.

COMMUNITY INVOLVEMENT

TOMRA's community involvement in 2003 has contributed to a number of innovative recycling-related projects, including a program in Brazil which allows schools and other institutions to exchange used beverage containers for useful equipment such as computers and wheelchairs. In another program, TOMRA and the Brazilian supermarket chain Pão de Açúcar collaborated to help fight hunger by providing food in exchange for empty containers.

TOMRA in 2003 also helped several outdoor community events to recycle beverage containers consumed on the premises by providing on-site reverse vending machines. Events such as the Children's Olympics held during the summer in 13 different cities in Finland. And the week long Sziget Festival in Budapest, during which more than 5,500 kilograms of plastic bottles were collected and recycled via TOMRA's machines. By providing this type of assistance, TOMRA can contribute to keeping communities clean and encouraging greater environmental responsibility.

	2003	2002	2001
Number of employees	1 976	2 048	1 994
Female employees %	20	19	19
Female managers (of all managers) %	18	-	-
Ethnic minority employees %	21	27	25
Reportable injuries	253	308	359

Employees per region



140
8
679
1149

Europe
South America
North America
Other

See further details on www.tomra.com

Contact us if you have questions, comments or suggestions related to TOMRA's environmental performance or programs.

Corporate
Aleksander Mortensen
VP Quality & Environment

Tomra Systems ASA
P.O Box 278
1372 Asker
Norway

Tel: +47 66 79 93 63
aleksander.mortensen@tomra.no

North America
Charles W. Riegle Jr.
Director of Business Improvement

Tomra North America, Inc.
480 Lordship Blvd.
Stratford, CT 06615
USA

Tel: +1 203 455 5000
Criegle@tomrana.com



The TOMRA 83 HCp machine utilizes a high speed sorter that helps ensure pure material fractions.





OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: GENERALFORSAMLINGSINFO Til: 25.01.2

02.04.04 15:24 Marked=OB TOM **TOMRA INVITATION TO ANNUAL GENERAL MEETING** generalforsamlingsinfo

The Annual Meeting of Shareholders of TOMRA SYSTEMS ASA
will be held as follows:

Time of meeting: Thursday, 22 April 2004 at 6:30 p.m.

Place of meeting: Tomra Systems ASA offices,
Drengsrudhagen 2, Asker, Norway

Registration: Registration begins at 5:30 p.m.
Coffee and cake will be served before
the start of the Annual General Meeting
of Shareholders

The Annual Meeting of Shareholders will be held for the
following purposes:

1. Approval of the Notice and the Agenda.
2. Election of two shareholders to cosign the meeting`s
protocol.
3. Report by management on the status of the Company.
4. Approval of the annual accounts of the Company and the
Group.
5. Authoritizations to the Board of Directors.
6. Determining remuneration for the Board of Directors and
independent auditors.
7. Election of the Board of Directors and selection of
independent auditors.

TOMRA`s results for the first quarter of 2004 will be
presented after the Annual Meeting of Shareholders.

The Board of Directors and Management welcome all
Shareholders to attend the Annual Meeting.

Attendance form must be received by DnB NOR Bank ASA on
Tuesday 20th. March 2004 at 4:00 p.m. at the latest.
Postal address: DnB NOR Bank ASA, Verdipapirservice, N0021
Oslo, alternatively on telefax +47 22 48 11 71.
Registration may also be made via the company`s homepage
http://www.tomra.com (may not be used for proxies).

TOMRA SYSTEMS ASA

Jan Chr. Opsahl (sign.)
Chairman of the Board

TO OUR SHAREHOLDERS **Asker, 2 April 2004**

Annual Meeting of Shareholders of TOMRA SYSTEMS ASA

The Annual Meeting of Shareholders of TOMRA SYSTEMS ASA will be held as follows:

Time of meeting:	Thursday, 22 April 2004 at 6:30 p.m.
Place of meeting:	Tomra Systems ASA offices, Drengsrudhagen 2, Asker, Norway
Registration:	Registration begins at 5:30 p.m. Coffee and cake will be served before the start of the Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held for the following purposes:

1. Approval of the Notice and the Agenda.
2. Election of two shareholders to co-sign the meeting's protocol.
3. Report by management on the status of the Company.
4. Approval of the annual accounts of the Company and the Group.
5. Authoritizations to the Board of Directors.
6. Determining remuneration for the Board of Directors and independent auditors.
7. Election of the Board of Directors and selection of independent auditors.

TOMRA's results for the first quarter of 2004 will be presented after the Annual Meeting of Shareholders.

The Board of Directors and Management welcome all Shareholders to attend the Annual Meeting.

The enclosed material contains the proxy and registration forms.

TOMRA SYSTEMS ASA

Jan Chr. Opsahl (sign.)
Chairman of the Board

Enclosures

Enclosure to summons to the Ordinary Annual Shareholders' Meeting in TOMRA SYSTEMS ASA 22 April 2004

Point 5 A Authorization on directed issues

In the past years, the Board of Directors has been granted a general authorization to expand the share capital through directed issues or as compensation for acquisitions or mergers. Existing authorization expires at this shareholders' meeting and the Board therefore requests the following new authorization.

The following resolution is proposed:

The Board is given authorization to conduct directed issues of up to a maximum of 17,800,000 shares (9.9%) with a par value of NOK 1 at a price close to the market value at the time of issue. The issue can also be utilized as payment connected to mergers with or acquisitions of companies. The authorization shall be valid until the ordinary shareholders' meeting in the Spring of 2005. This implies that shareholders must waive their right of priority according to Allmennaksjeloven (General Law on Stock Companies) § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly.

Point 5 B Authorization for option programs for employees in the Tomra Group

The Board wants the employees to be connected to the company through active joint ownership. TOMRA has therefore had option and other bonus programs for more than fifteen years for all employees in the Group.

Since 2000 the Group has had a program in place whereby all employees are granted 1,200 options at the beginning of the year. If the company in which one is employed reaches its budgeted goals, the options become vested. The strike price is equal to TOMRA's share price at the beginning of each year. In order to contribute to a long-term perspective among the employees, the programs are valid for a period of five years after the vesting period. In practical terms this means that employees in companies that reach their goals, earn the right to buy 1,200 shares during a period of five years after the option is vested, and at a strike price equal to the share price at the beginning of the year in which the option was vested.

However, the shareholders' meeting cannot grant the Board authority for more than two years at a time. The Board must therefore present a proposal of the program every other year with a proposal of an extension for an additional two years. This year the Board wishes to establish an option program for employees for the period 2005-10, as well as prolong the option programs for the periods 2000-05 and 2001-06.

The following is resolution is proposed:

The Board is given authority to increase the share capital through directed issues to employees in the TOMRA Group as follows:

a) for the the option program for employees for the period 2005-10: up to 2,200,000 shares (1.2%) with a par value of NOK 1 at a price equal the share price at the end of 2004;
b) for the the option program for employees for the period 2000-05: up to 240,000 shares (0.1%) with a par value of NOK 1 at a price of NOK 68.00;
c) for the the option program for employees for the period 2001-06: up to 210,000 shares (0.1%) with a par value of NOK 1 at a price of NOK 171,00.

Existing shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly. The authorization shall be valid until the shareholders' meeting in the Spring of 2006.

Point 5 C Authorization to the Board for option programs for managers and key personnel in the Tomra Group

The Board seeks to ensure that TOMRA is able to offer competitive compensation conditions for new and existing management staff. TOMRA has therefore had an option program in place for many years for TOMRA's managers and key personell. The existing option program expires at this year's annual shareholders' meeting, and the Board therefore requests authorization to establish a new option program for managers and key personell.

TOMRA's managers are granted a certain number of options at the beginning of each year. These options are only vested if the manager fulfills individual result-oriented goals during the year. In order to contribute to a long-term perspective, managers can exercise the options up to two years after having vested them. The strike price is equal to the average of the TOMRA share price in the first three trading days after the options have been granted.

The option program will include approximately 110 managers and key personell in the Group, with an average of approximately 20,000 granted options per manager each year. The Chief Executive Officer will be granted 200,000 options each year. For the same reasons as described under Point 5 B, the Board must present a proposal of the option program for managers every other year. This year the Board is requesting authority to establish option programs for managers for the periods 2004-06 and 2005-07.

The following is resolution is proposed:
The Board is given authority to increase the share capital through directed issues to managers in the TOMRA Group at a strike price equal to the market price when the option is granted as follows:

a) for the option program for managers for the period 2004-06: up to 2,400,000 shares (1.3%) with a par value of NOK 1
b) for the option program for managers for the period 2005-07: up to 2,400,000 shares (1.3%) with a par value of NOK 1

Existing shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly. The authorization shall be valid until the shareholders' meeting in the Spring of 2006, at which time an extension will be requested.

Point 6 Appointment of fees to the Board and Auditor

The fees for the Board in 2003 are proposed as follows:

Board Chair	NOK 450,000
External board members	NOK 250,000
Internal board members	NOK 150,000

In addition to this, a fee of NOK 20,000 per year will be paid to board members and other members for their work in the Compensation, Audit and Nomination Committees. If a board member is engaged in extraordinary projects outside ordinary board and committee work, he/she will be compensated with NOK 10,000 per day. The total scope of such consultancy projects will not however, exceed 20 days per year. The company remunerates internal board members only for Board responsibilities and the time required for preparations, while the time spent on Board meetings is assumed to be covered by wages.

Auditor fees are proposed paid according to bill of NOK 522,000 for Tomra Systems ASA in 2003.

Point 7 Election of the Board of Directors and selection of independent auditors

The Nomination Committee nominates the following persons for the Board of Tomra Systems ASA:

Jan Chr. Opsahl (Board Chair)	Re-election
Svein S. Jacobsen	Re-election
Jørgen Randers	Re-election
Hanne de Mora	Re-election
Rune Bjerke	New member (see curriculum vitae below)

Rune Bjerke (1960), Chief Executive Officer, Hafslund ASA

Mr. Bjerke has a degree in social economics from the University of Oslo, and has Masters Degree in Public Administration (MPA) from Harvard University. Mr. Bjerke has held the position of Chief Executive Officer in Hafslund ASA since August 2000. Prior to this he was the President of Scancem International, where he also held the positions of Director for Asia and Trading activities, as well as Chief Financial Officer. Mr. Bjerke is a board member of Energibedriftenes landsforening (EBL), and was previously a board member of Storebrand ASA and Statoil ASA.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER Til: 25.01.2

13.04.04 13:48 Marked=OB **TOM INVITATION TO PRESENTATION OF FIRST QUARTER 2004** finansiell kalender

President and CEO Erik Thorsen will present the results of first quarter 2004 on Thursday 22 April at 04.15 pm.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast.
A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Oslo Stock Exchange, Tollbugaten 2, Oslo

For participation, please contact: Irene Tabone.
Phone: +47 23 29 64 52 or e-mail: Irene@hegnar.no

Material availability: The powerpoint presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.

Questions: You can send written questions directly to TOMRA`s top management if you follow the live broadcast of the quarterly presentation on the Internet.

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 21.02.2

Meldingstype: GENERALFORSAMLINGSINFO

Til: 21.02.2

23.04.04 08:12	Marked=OB TOM	**TOMRA AVHOLDT ORDINÆR GENERALFORSAMLING 2004**	generalforsamlingsinfo 41K

Vennligst se vedlagte protokoll fra TOMRAs ordinære generalforsamling 22.04.04.

Signert protokoll er fakset Oslo Børs.

TRANSLATED FROM NORWEGIAN FOR INFORMATION PURPOSES ONLY

PROTOCOL
ANNUAL MEETING OF SHAREHOLDERS OF TOMRA SYSTEMS ASA – 22 APRIL 2004

The annual meeting of shareholders of Tomra Systems ASA was carried out 22 April 2004 under the direction of the board's chairman, Jan Chr. Opsahl. The meeting was held in the company's office at Drengsrudhagen 2 in Asker, Norway.

101 representatives entitled to vote attended the meeting. When including shares registered by proxy, 39,620,862 out of the company's 178,486,559 shares were represented. This represents 22.2% of the total amount of shares. A stock register is available which presents the participated shareholders.

The company's auditor, KPMG, was at the annual meeting of shareholders represented by charted accountant Hennnig Aass.

The following items were discussed:

1. APPROVAL OF THE NOTICE AND THE AGENDA

The annual meeting of shareholders was legally summoned according to the by-laws, and no comments were made to the summon. The annual meeting of shareholders was consequently pronounced legal by law.

2. SIGNING OF THE PROTOCOL

Pål Bråthen and Anne Næss were chosen to co-sign the protocol jointly with the chairman, Jan Chr. Opsahl.

3. REPORT BY MANAGEMENT ON THE STATUS OF THE COMPANY

The group's Chief Executive Officer, Erik Thorsen, went through the main items for the last year including the board of directors' report and the financial statement for 2003.

4. APPROVAL OF THE ANNUAL ACCOUNTS OF THE COMPANY AND THE GROUP

The Directors' report 2003
RESOLUTION: The Directors' report 2003 was unanimously approved.

Annual report 2003
The profit for Tomra Systems ASA in 2003 was NOK 214.6 millions. The board of directors' recommendation for the allocation of profit, including distribution of dividend 0.30 per share, was presented.

The company's auditor, KPMG as, represented by chartered accountant Henning Aass, presented the auditor's report.

RESOLUTION: The 2003 annual accounts and the board of directors proposal for the allocation of profit, including distribution of dividend of NOK 0.30 per share, was unanimously approved by the meeting of shareholders according to the following distribution:

Dividend:	NOK	53.5 millions
Free reserves:	NOK	161.1 millions
Total allocated:	NOK	214.6 millions

5. AUTHORIZATIONS TO THE BOARD OF DIRECTORS

A. Authorization on directed issues regarding acquisitions or mergers

RESOLUTION: The meeting of shareholders granted the board of directors the authority to conduct directed issues of up to a maximum of 17,800,000 shares (9.9%) with a par value of NOK 1 at a price close to market value at the time of issue. The issue shall be utilized as payment connected to mergers or acquisitions of companies. The authorization shall be valid until the ordinary meeting of shareholders in the spring of 2005. This implies that shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the board of directors may change the by-laws §4 accordingly.

B. Authorization for option program for the employees in the Tomra Group

RESOLUTION: Against 43,500 nay votes, the meeting of shareholders granted the board authority to increase the share capital as follows:

a) for the option program for employees for the period 2005-2010: up to 2,200,000 shares (1.2%) with a par value of NOK 1 at a price equal the share price at the end of 2004;
b) for the option program for employees for the period 2000-2005: up to 240,000 shares (0.1%) with a par value of NOK 1 at a price of NOK 68.00.
c) for the option program for employees for the period 2001-2006: up to 210,000 shares (0.1%) with a par value of NOK 1 at a price of NOK 171.00.

All of these share issues are to be completed through directed issues to employees within the Tomra group. The authorization shall be valid until the shareholders' meeting in the spring of 2006. Consequently the existing shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the board of directors may change the by-laws §4 accordingly.

C. Authorization to the board of directors for option program for managers and key

personnel in the Tomra group

RESOLUTION: Against 43,500 nay votes, the meeting of shareholders granted the board of directors the authority to increase the share capital as follows:

a) for the option program for managers for the period 2004-06: up to 2,400,000 shares (1.3%) with a par value of NOK 1 at a price equal 15% over the share price at the issuing time.

b) for the option program for managers for the period 2005-07: up to 2,400,000 shares (1.3%) with a par value of NOK 1 at price equal the share price at the issuing time.

All of these issues are to be completed through directed issues to against the management. The authorization shall be valid until the ordinary meeting of shareholders in the spring of 2006, at which time an extension will be requested. Consequently the existing shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the board of directors may change the by-laws §4 accordingly.

6. APPOINTMENT OF FEES TO THE BOARD AND AUDITOR

RESOLUTION: The fees for the board of directors in 2003, were unanimously approved by the meeting of shareholders as follows:

Chairman of board	NOK 450,000
External board members	NOK 250,000
Internal board members	NOK 150,000

In addition, the meeting of shareholders approved compensation of NOK 20,000 per year to the board members and other members for their work in the compensation, audit and nomination committees.

The meeting of shareholders also decided that if a board member is engaged in extraordinary projects outside ordinary board and committee work, he/she will be compensated with NOK 10,000 per day. The total scope of such consultancy projects will not, however, exceed 20 days per year. The chairman of the board is not covered by this arrangement.

The meeting of shareholders unanimously approved the auditor fees for Tomra Systems ASA in 2003 to be paid according to bill of NOK 522,000.

7. ELECTION OF THE BOARD OF DIRECTORS

RESOLUTION: Against 92,360 nay votes, the meeting of shareholders elected following board of directors and auditor for 2004/2005:

Chairman of board:	Jan Chr. Opsahl (re-elected)
Board member:	Svein Jacobsen (re-elected)
Board member:	Hanne de Mora (re-elected)
Board member:	Jørgen Randers (re-eleted)
Board member:	Rune Bjerke (new member)

To represent the employees in the board of directors, following members were elected:

Board member:	Klaus Nærø	(election period 2003-2005)
Board member:	Solveig Steinmo	(election period 2003-2005)

The meeting of shareholders was concluded at 8.00 pm.

Asker, 22. April 2004

....	....	....
Jan Chr. Opsahl	Anne Næss	Pål Bråthen

23.04.04 08:12 Marked=OB TOM **TOMRA FIRST QUARTER RESULTS 2004** delårsresultat 179K

- Revenues 593 MNOK (+12 percent relative to first quarter 2003)
  - Europe 229 MNOK (+40 percent)
  - North-America 278 MNOK (+3 percent)
  - Non-deposit markets 86 MNOK (-11 percent)

Attachment at www.nesweb.no

Germany
Revenues in Germany during first quarter 2004 amounted to 56 MNOK, an increase of 107 percent relative to first quarter 2003. An increased number of installations for refillable containers is the main driver behind this growth. TOMRA expects continued strong demand for technology for refillable containers in Germany. Several legal and legislative processes related to the deposit system for non-refillable containers in Germany are still pending. These processes significantly reduce the probability of TOMRA receiving orderes for 2004 related to technology for non-refillable containers. TOMRA will continue its technology and market development activities in order to pursue future automation opportunities in Germany.

Sweden
Sales in Sweden equaled 62 MNOK, an increase of 114 percent compared to first quarter 2003. Machine installations under the 100 MNOK contract with Coop Sweden were the main reasons for the higher revenue level. Installations under this contract were largely completed during first quarter 2004. The activity level in Sweden will therefore be lower in the second quarter 2004.

US East
In the US East region, container volumes increased by an estimated six percent in the first quarter 2004 versus 2003. This positively impacted TOMRA`s material handling operations.
Technology revenues in first quarter 2004 decreased by 15 percent versus the same period last year. The decline is largely driven by lower technology sales in Michigan where significant replacement of old machines was completed during 2003. TOMRA anticipates technology sales to demonstrate year-on-year growth in US East for the reminder of 2004.

California
Revenues in California equaled 79 MNOK in the first quarter 2004, which is an increase of 27 percent versus 2003. The union labor strike at certain retail chains in California ended in February 2003, and operating conditions at the affected 250 retail stores normalized in March. The revenue growth in the first quarter of 2004 is mainly driven by higher volume growth, as well as higher PET and aluminum prices. TOMRA anticipates the continuation of a high rate of growth in California in the remainder of 2004.

Brazil
In Brazil, revenues were down by 11 percent to 86 MNOK during the first quarter 2004. Sales of aluminum cans continued to decline in the first quarter 2004 versus first

quarter 2003. Consequently used beverage container collection also dropped. High incentives are still being paid to consumers to have them return their cans. For TOMRA, this has consequently resulted in very weak results in its collection business in Brazil. Because of continuing negative market trends, TOMRA has decided to discontinue most of its business development activities in Brazil, among other the potential establishment of automated collection solutions for PET containers.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: EKS.DATO
Til: 25.01.2

23.04.04 08:24 Marked=OB TOM **EX DIVIDEND NOK 0,30 TODAY** eks.dato

The shares in Tomra Systems ASA will be traded ex dividend
NOK 0,30 as from today, 23.04.2004.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.2

23.04.04 15:04 Marked=OB **TOM OPSJONSTILDELING TOMRA** meldepliktig handel

---

I tråd med vedtak fattet på gårsdagens generalforsamling har styret i Tomra Systems ASA tildelt følgende innsidere opsjoner. Tallene viser ny tildeling, totalt antall opsjoner etter tildeling samt aksjebeholdning. Erik Thorsen (200000, 200000, 158096), Morthen Johannessen (120000, 120000, 121068), Gregory Knoll (100000, 100000, 0), André Løvestam (100000, 100000, 25000), Espen Gundersen (100000, 100000, 0), Terje Hanserud (75000, 75000, 44868), Harald Henriksen (75000, 75000, 0) Svånaug Bergland (50000, 50000, 0), Fredrik Witte (50000, 50000, 100), Trond Johannessen (50000, 50000, 0), José Giosa (35000, 35000, 0), Connie Kormeseth (35000, 35000, 0).


RECEIVED
2006 MAR -1 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Alle opsjonene er gitt med strike lik 15% over snittet av sluttkursene for i dag og de to påfølgende handledagene.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.2

27.04.04 11:43 Marked=OB TOM **MELDEPLIKTIG HANDEL** meldepliktig handel

Hanne de Mora, styremedlem i Tomra Systems ASA, har den 27. april d.å. kjøpt 6000 aksjer til en kurs på kr. 29,20 pr. aksje.
Aksjebeholdning etter dette er 6000 aksjer.

Investor Relations / **Stock Exchange Announcements**

Stock Exchange announcements

- TOMRA announcements on the Oslo Stock Exchange (in Norwegian)
  This link provides a listing of all notices regarding TOMRA for the past 36 months on the Oslo Stock Exchange.

- Reportable trade by primary insiders
  This link provides information about transactions of TOMRA financial instruments for the past 12 months made by primary insiders (e.g., TOMRA board members and senior management).

  English translation of trade notices for primary insiders not translated in the original Oslo Stock Exchange announcement:

  15 November 2004
  Svein S. Jacobsen, a board member of Tomra Systems ASA, has today sold 16,012 shares of Tomra Systems ASA at a price of NOK 29.20 to his wholly owned company Sveinja Invest AS. Total holdings remain unchanged at 79,692 shares.

  3 September 2004
  Trond K. Johannessen (SVP Business Development) has today purchased 1,000 shares at a share price of NOK 24.50. His holdings after this transaction are 2,000 shares and 50,000 options.

  27 April 2004
  Hanne de Mora, a board member of Tomra Systems ASA, has purchased today 6,000 shares at a price of 29.90 per share. Her holdings after this transaction are 6,000 shares.

- Flagging announcements
  This link provides an overview of all TOMRA share acquisitions/disposals for the past 12 months that exceed threshold levels.

  English translation of flagging announcements not translated in the original Oslo Stock Exchange announcement:

  16 July 2004
  Mutual funds under management by DnB NOR Kapitalforvaltning ASA have on 15 July 2004 sold 910,280 shares of Tomra Systems ASA. Funds under management of DnB NOR Kapitalforvaltning now own 8,478, 112 shares (4.75%) of TOMRA's share capital.

  1 June 2004
  As a result of the merger between DnB and Gjensidige NOR and the establishment of DnB Kapitalforvaltning ASA , the following consolidated ownership stakes from Avanse Forvaltning AS and DnB Investor AS have resulted: Software Innovation 12%; Ementor 8.89%; Kitron 8.72%; Gresvig 7.75%; Prosafe 5.89%; Vmetro 5.8%; TOMRA 5.69%. No transactions have been made. This is for information purposes only.

  28 November 2003
  The Norwegian National Insurance Scheme Fund (Folketrygdfondet) has today purchased 150,000 shares of Tomra Systems ASA and now owns 17,900,300 shares (10.03% of the share capital).

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: ANDRE BØRSMELDINGER
Til: 25.01.2

TOMRA - EXTRAORDINARY GAIN IN SECOND QUARTER andre børsmeldinger

27.05.04 08:55 Marked=OB **TOM 2004**

In connection with the sale of its ownership interest in Wise Metals Group (WMG), TOMRA will book a gain in the second quarter 2004 of US$ 8 million. WMG produces aluminum can sheet in Alabama, USA. In 2001, TOMRA converted receivables owed by WMG to the aforementioned ownership interest in WMG. The converted receivables were fully reserved for in TOMRA`s accounts in 2001. The aftertax gain of the sale equals US$ 4.8 million.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: FLAGGING
Til: 25.01.2

01.06.04 16:12 Marked=OB **TOM FLAGGING** flagging

I forbindelse med fusjon av DnB og Gjensidige NOR og opprettelsen av DnB Nor Kapitalforvaltning ASA vises følgende konsoliderte eierandel for tidligere Avanse Forvaltning AS og DnB Investor AS:

Software Invovation 12%
Ementor 8,89 %
Kitron 8,72%
Gresvig 7,75%
Prosafe 5,89%
Vmetro 5,8%
Tomra 5,69%

Ingen transaksjoner er foretatt. Dette er til orientering.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER Til: 25.01.2

INVITATION TO PRESENTATION OF SECOND QUARTER 2004

28.06.04 14:40 Marked=OB TOM

finansiell kalender

President and CEO Erik Thorsen will present the results of second quarter 2004 on Wednesday 14 July at 04.15 pm.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast.
A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Oslo Stock Exchange, Tollbugaten 2, Oslo

For participation, please contact: Elisabeth W. Sørli.
Phone: +66 79 92 19 or e-mail: elisabeth.sorli@tomra.no

Material availability: The powerpoint presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.

Questions: You can send written questions directly to TOMRA`s top management if you follow the live broadcast of the quarterly presentation on the Internet.

12.07.04 12:30 Marked=OB TOM **TOMRA ACQUIRES LEADING RECYCLING TECHNOLOGY COMPA** avtaler

Tomra Systems ASA has signed an agreement to acquire 100 percent of the shares in TiTech Visionsort AS (TiTech) from Ferd AS. The purchase price is based on an enterprise value of NOK 235 million.

TiTech is the world`s leading provider of technology solutions for identification and recovering of highvalue material fractions, such as packaging and paper. This creates the basis for more effective recycling in non deposit markets. The company generated revenue of NOK 88 million in 2003 and expects strong, profitable growth in 2004. TiTech has installed more than 600 systems worldwide, and currently has activities in among other Germany, Spain, the United Kingdom, Italy, Japan and the United States. More information about TiTech can be found at www.titech.no.

Through the acquisition of TiTech TOMRA is expanding its recycling technology portfolio. The incorporation of TiTech into TOMRA`s Recycling Solutions Division will also strengthen the Group`s presence in nondeposit markets. TOMRA and TiTech will be able to offer fully complimentary recycling technology solutions comprised of TiTech`s back end sorting systems at processing facilities and TOMRA`s newly developed automated recycling centers. This acquisition is an important step in TOMRA`s strategy to further develop its non-deposit business model.

The purchase price of the transaction equals an enterprise value of NOK 235 million. The consideration to be paid for the shares in TiTech will depend on the net debt as of 30 June 2004. The net debt is estimated to equal approximately NOK 15 million and will be finally confirmed in an audit. The effective date of the transaction is 30 June 2004 and closing of the transaction is scheduled for the end of August 2004. Tomra will finance the purchase price through cash reserves.

14.07.04 16:13 Marked=OB TOM **TOMRA SECOND QUARTER RESULTS 2004** delårsresultat 178K

Revenues 591 MNOK (+4 % relative to second quarter 2003)
- Europe 212 MNOK (+15%)
- North America 295 MNOK (-1%)
- Non-deposit markets 84 MNOK (-3 %)

Europe / Germany (deposit-markets)
Revenues in Europe amounted to 441 MNOK in the first half of 2004 against 347 MNOK in 2003, an increase of 27%. Revenue increased by 21% measured in local currencies. Strong performances in Sweden, Germany, Austria/CEE and Finland were the main reasons for the improved revenues in the first half of 2004 versus the prior year.

Revenues in Germany during the second quarter 2004 amounted to 53 MNOK, an increase of 51% relative to second quarter 2003. An increased number of installations for refillable containers were the main driver behind this growth. Despite being higher on a year-on-year comparison, the second quarter revenue level was somewhat lower than expected due to increased competition and the uncertain situation in Germany related to the deposit on non-refillable containers.

North America / California (deposit-markets)
Total revenues in North America amounted to 573 MNOK in the first half of 2004, an increase of 1% from 569 MNOK in the first half of 2003. Measured in USD, revenues increased by 3%.

Revenues year-to-date in California equaled 160 MNOK, which was an increase of 19% versus 2003. The revenue growth was mainly driven by higher volume growth, as well as higher PET and aluminum prices. TOMRA anticipates a continued high growth rate in California over the remainder of 2004.

Brazil (non-deposit market)
Revenues in Brazil in the first half of 2004 amounted to 170 MNOK, a decrease of 8% versus 2003. Measured in USD, revenues decreased by 6%. Sales of aluminum cans in Brazil remain depressed, which directly impacts cans available for collection. High incentives are paid to consumers to have them return their cans. For TOMRA, this has resulted in continuing weak results in its collection business. TOMRA has discontinued its business development activities, and all efforts are now focused on further streamlining the aluminum can collection business.

Japan (non-deposit market)
TOMRA has been exploring partnership opportunities in Japan to strengthen its distribution network and increase the speed of expansion for the municipality business model. The partnership search has proceeded according to plan, and TOMRA has signed a Letter of Intent (LoI) with a leading and reputable Japanese industrial conglomerate. A final conclusion to the process is expected in the second half of 2004.

TiTech (non-deposit market)
On July 12 TOMRA signed an agreement to acquire 100% of the shares in TiTech Visionsort AS (TiTech) from Ferd AS. TiTech is the world`s leading provider of technological

solutions for identification and recovering of high-value material fractions, such as packaging and paper. This creates the basis for more effective recycling in non-deposit markets. The company generated revenue of 88 MNOK in 2003 and expects strong, profitable growth in 2004. TiTech has installed more than 600 systems worldwide, and currently has activities in among other Germany, Spain, the United Kingdom, Italy, Japan and the United States.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: FLAGGING Til: 25.01.2

16.07.04 14:43 Marked=OB TOM **FLAGGING** flagging

Fond forvaltet av DnB NOR Kapitalforvaltning ASA har den 15. juli solgt 910.280 Tomra Systems ASA for fondene. Fond under vår forvaltning eier da 8.478.112 aksjer tilsvarende 4,75 % av aksjekapitalen i selskapet.

OSLO BØRS NewsWeb

Ticker: TOM Ant meldinger: 5 Fra: 01.01.1

Meldingstype: ANDRE BØRSMELDINGER Til: 25.01.2

FORMAL CLOSING OF TITECH ACQUISITION TOM COMPLETED andre børsmeldinger

25.08.04 13:19 Marked=OB

The acquisition of TiTech Visionsort AS from Ferd AS has been completed today. The acquisition price for 100 percent of the shares in TiTech equals NOK 219 million.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: BØRSPAUSE
Til: 25.01.2

03.09.04 12:57 Marked=OB TOM **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: ANDRE BØRSMELDINGER Til: 25.01.2

STATEMENT OF OBJECTIONS FROM THE EU COMMISSION andre børsmeldinger

03.09.04 12:58 Marked=OB **TOM**

As previously communicated, the EU Commission completed a control in certain TOMRA subsidiaries in Europe on September 26-27, 2001. The reason for this control was a complaint to the Commission related to supply agreements which had been entered into by TOMRA with certain customers.

The EU Commission has today sent its Statement of Objections. The Commission is of the opinion that TOMRA has exploited its dominant market position in several European markets. The alleged abuse is partly due to having entered into exclusive purchase agreements with customers and partly due to use of loyalty rebates. The alleged violations shall have taken place in different time periods during the last ten years in the various markets. In relation to this, TOMRA informs that it has examined its routines and has implemented a comprehensive Competition Compliance Program.

The Commission has indicated that it intends to impose a fine for the alleged breaches. The Commission will determine the size of the fine in a final decision after TOMRA has filed its answer to the Statement of Objections. TOMRA has two months to answer the Commission`s objections before a final decision in the case is made. TOMRA will make use of this right. TOMRA is also entitled to appeal the final decision of the Commission to the European Court of Justice.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: BØRSPAUSE
Til: 25.01.2

03.09.04 13:00 Marked=OB **TOM OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 13:05.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.2

03.09.04 14:31 Marked=OB TOM **MELDEPLIKTIG HANDEL** meldepliktig handel

---

Trond K. Johannessen (direktør forretningsutvikling) har i dag kjøpt 1.000 aksjer til kurs 24,50. Ny beholdning etter dette er 2.000 aksjer og 50.000 opsjoner.

Investor Relations / Stock Exchange Announcements

Stock Exchange announcements

- **TOMRA announcements on the Oslo Stock Exchange** (in Norwegian)
This link provides a listing of all notices regarding TOMRA for the past 36 months on the Oslo Stock Exchange.

- **Reportable trade by primary insiders**
This link provides information about transactions of TOMRA financial instruments for the past 12 months made by primary insiders (e.g., TOMRA board members and senior management).

English translation of trade notices for primary insiders not translated in the original Oslo Stock Exchange announcement:

15 November 2004
Svein S. Jacobsen, a board member of Tomra Systems ASA, has today sold 16,012 shares of Tomra Systems ASA at a price of NOK 29.20 to his wholly owned company Sveinja Invest AS. Total holdings remain unchanged at 79,692 shares.

3 September 2004
Trond K. Johannessen (SVP Business Development) has today purchased 1,000 shares at a share price of NOK 24.50. His holdings after this transaction are 2,000 shares and 50,000 options.

27 April 2004
Hanne de Mora, a board member of Tomra Systems ASA, has purchased today 6,000 shares at a price of 29.90 per share. Her holdings after this transaction are 6,000 shares.

- **Flagging announcements**
This link provides an overview of all TOMRA share acquisitions/disposals for the past 12 months that exceed threshold levels.

English translation of flagging announcements not translated in the original Oslo Stock Exchange announcement:

16 July 2004
Mutual funds under management by DnB NOR Kapitalforvaltning ASA have on 15 July 2004 sold 910,280 shares of Tomra Systems ASA. Funds under management of DnB NOR Kapitalforvaltning now own 8,478, 112 shares (4.75%) of TOMRA's share capital.

1 June 2004
As a result of the merger between DnB and Gjensidige NOR and the establishment of DnB Kapitalforvaltning ASA , the following consolidated ownership stakes from Avanse Forvaltning AS and DnB Investor AS have resulted: Software Innovation 12%; Ementor 8.89%; Kitron 8.72%; Gresvig 7.75%; Prosafe 5.89%; Vmetro 5.8%; TOMRA 5.69%. No transactions have been made. This is for information purposes only.

28 November 2003
The Norwegian National Insurance Scheme Fund (Folketrygdfondet) has today purchased 150,000 shares of Tomra Systems ASA and now owns 17,900,300 shares (10.03% of the share capital).

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER
Til: 25.01.2

28.09.04 14:53 Marked=OB TOM **FINANCIAL CALENDAR 2005** finansiell kalender

15 February 2005, 4:15 p.m., 4th quarter 2004 result
19 April 2005, 4:15 p.m., 1st quarter 2005 result
19 April 2005, 6:30 p.m., Annual General Meeting
12 July 2005, 4:15 p.m., 2nd quarter 2005 result
13 October 2005, 4:15 p.m., 3rd quarter 2005 result


OSLO BØRS
NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER
Til: 25.01.2

INV TIL PRESENTASJON 3KV 04 / INV TO PRESENTATION

05.10.04 14:11 Marked=OB **TOM 3Q 04**

finansiell kalender

Torsdag 14. oktober kl.1615 presenterer konsernsjef Erik Thorsen resultatene for 3. kvartal 2004.

Presentasjonen blir sendt som direkte overføring på www.tomra.com og www.oslobors.no/webcast.
Et opptak av presentasjonen vil være tilgjengelig umiddelbart etter avsluttet presentasjon.

Sted: Oslo Børs, Tollbugaten 2, Oslo

Påmelding: Irene Tabone
Tel: +47 23 29 64 52 eller e-mail: irene@hegnar.no

Tilgjengelig materiale: Powerpoint-presentasjonen og kvartalsrapporten blir sendt ut samtidig med starten på direktesendingen og gjøres tilgjengelig på www.tomra.com (investor relations-sidene), på www.oslobors.no og på www.huginon

Spørsmål: Hvis du følger TOMRAs direkte overførte kvartalspresentasjon på internett, har du mulighet forå stille skriftlige spørsmål direkte tilbake til ledelsen.

President and CEO Erik Thorsen will present the results of third quarter 2004 on Thursday 14 October at 04.15 pm.

The presentation will be brodcasted live on www.tomra.com and www.oslobors.no/webcast.
A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Oslo Stock Exchange, Tollbugaten 2, Oslo

For participation, please contact: Irene Tabone
Phone: +47 23 29 64 52 or e-mail: irene@hegnar.no

Material availability: The powerpoint presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.

Questions: You can send written questions directly to TOMRA`s top management if you follow the live broadcast of the quarterly presentation on the Internet.

15.10.04 08:02 Marked=OB TOM **RESULTATER 3. KVARTAL 2004 / THIRD QUARTER RESULTS 2004** delårsresultat 284K 1012K

- Inntekter 665 MNOK (+2 % sammenlignet med 3. kvartal 2003)
  - Europa 209 MNOK (-7 %)
  - Nord Amerika 330 MNOK (+1 %)
  - Ikke-pant markeder 126 MNOK (+29 %)
- Mottatt anklageskrift fra EU-kommisjonen
- Fortsatt positiv utvikling i California
- Inngåelse av ordre på panteautomater i USA til en verdi av 44 MNOK
- Oppkjøp av Titech fullført i august 2004

Europa (pantemarkeder)
Omsetning i Europa beløp seg til 650 MNOK i de første ni månedene i 2004 sammenlignet med 572 MNOK i 2003, en økning på 14 prosent. Omsetningen økte med 13 prosent målt i lokal valuta.

Totale inntekter i Tyskland ble 65 MNOK i tredje kvartal 2004, som er lik inntektsnivået i tredje kvartal 2003. TOMRA forventer en økt etterspørsel etter automater for håndtering av gjenfyllbar emballasje i fjerde kvartal 2004, sammenlignet med tredje kvartal 2004.

Den 3. september 2004 mottok TOMRA EU-kommisjonens anklageskrift i forbindelse med leveringsavtaler som TOMRA hadde inngått med enkelte kunder. Anklageskriften baserer seg på en kontroll utført i et utvalg av TOMRAs datterselskaper i Europa i 2001. Kommisjonen mener at TOMRA har utnyttet sin dominerende markedsposisjon i flere europeiske markeder. TOMRA har frist til midten av november å svare på Kommisjonens innvendinger. TOMRA har også mulighet til å anke Kommisjonens endelige vedtak inn for EU-domstolen.

Nord Amerika (pantemarkeder)
Omsetningen i Nord Amerika beløp seg til 903 MNOK i de første ni månedene i 2004 - en økning på en prosent fra 897 MNOK i 2003. Omsetningen økte med fem prosent målt i lokal valuta.

På østkysten av USA økte emballasjevolumene med anslagsvis fire prosent i tredje kvartal 2004, sammenlignet med 2003. Dette ga positive ringvirkninger for TOMRAs aktiviteter innenfor materialhåndtering.

Per tredje kvartal ble inntektene i California 255 MNOK, som er en økning på 16 prosent sammenlignet med 2003. Inntektsveksten skyldes i hovedsak en økning i volumveksten, samt økte PET- og aluminiumspriser.

Brasil (ikke-pant marked)
Omsetningen i Brasil under de ni første månedene i 2004 beløp seg til 269 MNOK - en nedgang på fire prosent sammenlignet med 2003. Målt i lokal valuta, er omsetningen uforandret.

Japan (ikke-pant marked)
TOMRA har sammen med Sumitomo - et ledende japansk industrikonsern - etablert den første av ni planlagte pilotprosjekter for innsamlingssenter i Tokya/Yokohama regionen. Pilotprosjektene forventes å pågå til begynnelsen av 2005. En vellykket gjennomføring av pilotprosjektene vil

danne grunnlag for en videre diskusjon om inngåelse av et utvidet partnerskap med Sumitomo.

TiTech (ikke-pant marked)
Den 25. august 2004 ble TiTech Visionsort AS formelt overtatt fra Ferd AS. Kjøpesummen for TiTech var 219 MNOK. TiTechs omsetning i tredje kvartal utgjorde 24 MNOK, som er en økning på 33 prosent sammenlignet med forrige år. Stor etterspørsel etter TiTechs teknologi innenfor drikkevareemballasje i Europa er hovedårsaken til denne økningen.

- Revenues 665 MNOK (+2% relative to third quarter 2003)
    - Europe 209 MNOK (-7%)
    - North America 330 MNOK (+1%)
    - Non-deposit markets 126 MNOK (+29%)
- Received Statement of Objections from the EU Commission
- Continued positive development in California
- RVM order worth 44 MNOK secured in the US
- Acquisition of TiTech completed in August 2004

Europe (deposit-markets)
Revenues in Europe amounted to 650 MNOK in the first nine months of 2004 against 572 MNOK in 2003 an increase of 14 percent. Revenues measured in local currency increased by 13 percent.

Revenues in Germany during the third quarter 2004 amounted to 65 MNOK, which is flat versus third quarter 2003. TOMRA anticipates increased demand for refillable RVM technology in the fourth quarter 2004 versus the third quarter 2004.

On 3 September 2004 TOMRA received the EU Commission`s Statement of Objections related to supply agreements which had been entered into by TOMRA with certain customers. This statement was based on a control completed at TOMRA`s facilities in September 2001. The Commission is of the opinion that TOMRA has exploited its dominant market position in several European markets. TOMRA has until mid-November to answer the Commission`s objections before a final decision in the case is made. TOMRA is also entitled to appeal the final decision of the Commission to the European Court of Justice.

North America (deposit-markets)
Revenues in North America amounted to 903 MNOK in the first nine months of 2004 an increase of one percent from 897 MNOK in 2003. Measured in USD, revenues increased by five percent

In the U.S. East region, container volumes increased by an estimated four percent in the third quarter 2004 versus 2003. This positively impacted TOMRA`s material handling operations

Revenues year-to-date in California equaled 255 MNOK, which was an increase of 16 percent versus 2003. The revenue growth was mainly driven by higher volume growth, as well as higher PET and aluminum prices.

Brazil (non-deposit market)
Revenues in Brazil in the first nine months of 2004 amounted to 269 MNOK a decrease of four percent versus 2003. Measured in USD, revenues were unchanged.

Japan (non-deposit market)
TOMRA has together with Sumitomo - a leading Japanese industrial conglomerate - established the first of nine targeted pilot collection centers in the Tokyo/Yokohama region. The test pilots are expected to run until the beginning of 2005. A successful completion of the pilots will form the basis for discussion regarding a more formal partnership model with Sumitomo.

TiTech (non-deposit market)
The formal closing of TOMRA`s acquisition of TiTech Visionsort AS from Ferd AS occurred on 25 August 2004. The acquisition price for the shares in TiTech equaled 219 MNOK. Revenue in TiTech during the third quarter equaled 24 MNOK, which is an increase of 33 percent versus the prior year. Strong demand for TiTech`s technology within the packaging segment across Europe is the main driver for this increase.


OSLO BØRS NewsWeb
Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.

15.10.04 16:03 Marked=OB TOM **PRIMÆRINNSIDEHANDEL/ PRIMARY INSIDER TRADE** meldepliktig handel

---

André P. Løvestam, adm.direktør i Tomra Europe AS, har i dag kjøpt 1.000 kjøpskontrakter (100.000 underliggende aksjer) i Tomra med strike kr. 29,- og forfall mars 2005 til kurs kr. 3,75.

Løvestam har etter dette følgende beholdning i Tomra:
Antall aksjer: 25.000
Antall internt tildelte opsjoner: 100.000
Antall eksternt kjøpte opsjoner: 1.000 kjøpskontrakter

André P. Løvestam, President of Tomra Europe AS, har today purchased 1.000 call option contracts (100.000 underlying shares) in Tomra with strike NOK 29,- and expiry March 2005 at a price of NOK 3,75.

Løvestam has the following holdings in Tomra after this transaction:
Number of shares: 25.000
Number of internally granted options: 100.000
Number of externally purchased options: 1.000 call option contracts

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.1

Meldingstype: MELDEPLIKTIG HANDEL

Til: 25.01.2

15.11.04 13:47 Marked=OB TOM **MELDEPLIKTIG HANDEL** meldepliktig handel

Svein S. Jacobsen har i dag solgt 16012 aksjer i Tomra
Systems ASA til kurs kr. 29,20 til sitt heleide selskap
Sveinja Invest as. Ny beholdning er uforandret 79692 aksjer.

Stock Exchange announcements

- **TOMRA announcements on the Oslo Stock Exchange** (in Norwegian)
  This link provides a listing of all notices regarding TOMRA for the past 36 months on the Oslo Stock Exchange.

- **Reportable trade by primary insiders**
  This link provides information about transactions of TOMRA financial instruments for the past 12 months made by primary insiders (e.g., TOMRA board members and senior management).

  English translation of trade notices for primary insiders not translated in the original Oslo Stock Exchange announcement:

  15 November 2004
  Svein S. Jacobsen, a board member of Tomra Systems ASA, has today sold 16,012 shares of Tomra Systems ASA at a price of NOK 29.20 to his wholly owned company Sveinja Invest AS. Total holdings remain unchanged at 79,692 shares.

  3 September 2004
  Trond K. Johannessen (SVP Business Development) has today purchased 1,000 shares at a share price of NOK 24.50. His holdings after this transaction are 2,000 shares and 50,000 options.

  27 April 2004
  Hanne de Mora, a board member of Tomra Systems ASA, has purchased today 6,000 shares at a price of 29.90 per share. Her holdings after this transaction are 6,000 shares.

- **Flagging announcements**
  This link provides an overview of all TOMRA share acquisitions/disposals for the past 12 months that exceed threshold levels.

  English translation of flagging announcements not translated in the original Oslo Stock Exchange announcement:

  16 July 2004
  Mutual funds under management by DnB NOR Kapitalforvaltning ASA have on 15 July 2004 sold 910,280 shares of Tomra Systems ASA. Funds under management of DnB NOR Kapitalforvaltning now own 8,478, 112 shares (4.75%) of TOMRA's share capital.

  1 June 2004
  As a result of the merger between DnB and Gjensidige NOR and the establishment of DnB Kapitalforvaltning ASA , the following consolidated ownership stakes from Avanse Forvaltning AS and DnB Investor AS have resulted: Software Innovation 12%; Ementor 8.89%; Kitron 8.72%; Gresvig 7.75%; Prosafe 5.89%; Vmetro 5.8%; TOMRA 5.69%. No transactions have been made. This is for information purposes only.

  28 November 2003
  The Norwegian National Insurance Scheme Fund (Folketrygdfondet) has today purchased 150,000 shares of Tomra Systems ASA and now owns 17,900,300 shares (10.03% of the share capital).

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: AVTALER Til: 25.01.2

21.12.04 09:42 Marked=OB TOM **ACQUISITION OF/OPPKJØP AV ORWAK GROUP AB** avtaler

---

TOMRA acquires leading recycling technology company

Tomra Systems ASA has on 21 December 2004 signed an agreement to acquire 100 percent of the shares in Orwak Group AB (Orwak Group) from Axenti Holding AB. Orwak Group, with headquarters in Sweden, is a leading provider of a wide range of compaction solutions for recyclables such as cardboard, paper and plastics with sales in more than thirty countries across the world.

Orwak Group`s main subsidiaries are AB Orwak (Orwak), Presona AB (Presona) and AB Morinders Verksäder (Morinders). The group had sales of SEK 282 million in 2003. Orwak and Morinders target primarily retail trade and industry, while Presona supplies large industrial compaction solutions to material recovery facilities and other industries. With over 50,000 units installed worldwide, the Orwak Group companies are considered to be leaders within the small and large compactor markets. More information about Orwak Group can be found at www.orwakgroup.com.

Through the acquisition of Orwak Group TOMRA confirms its strategy and commitment to expand its recycling technology portfolio. The incorporation of Orwak Group into TOMRA`s Recycling Solutions Division will further strengthen TOMRA`s presence in non-deposit markets. The combination of Presona and TOMRA`s subsidiary, TiTech Visionsort, offers potential for increased penetration of TiTech`s optical sorting solutions in new markets. The acquisition of Orwak is deemed an important step for TOMRA in its ambition to become a leading global provider of recycling technology equipment and solutions.

The purchase price of the transaction equals an enterprise value of SEK 175 million and a conditional payment of up to SEK 20 million based on 2005 and 2006 earnings. The payment for the shares in Orwak Group will depend on the net debt as of 31 December 2004. The net debt will be finally confirmed in an audit. The effective date of the transaction is 1 January 2005 and closing of the transaction is scheduled for February 2005. TOMRA will finance the purchase price through cash reserves.

TOMRA kjøper ledende miljøteknologibedrift

Tomra Systems ASA har den 21. desember 2004 inngått en avtale om å kjøpe 100 prosent av aksjene i Orwak Group AB (Orwak Group) fra Axenti Holding AB. Orwak Group, med hovedkontor i Sverige, er en ledende leverandr av volumreduksjonsløsninger for gjenvinnbart materiale som papp, papir og plast. Selskapet har virksomhet i mer enn tretti land.

Orwak Groups viktigste datterselskaper er AB Orwak (Orwak), Presona AB (Presona) og AB Morinders Verksäder (Morinders). Gruppen hadde en omsetning på SEK 282 millioner i 2003. Orwak og Morinders selger løsninger til handel og industri, mens Presona leverer store industrielle løsninger for komprimering til prosess/sorteringsanlegg og annen industri. Orwak Group er verdensledende innen

markedet for små og store volumreduksjonsløsninger med over 50.000 installasjoner på verdensbasis. Mer informasjon om Orwak Group finnes på www.orwakgroup.com.

Gjennom oppkjøpet av Orwak Group bekrefter TOMRA sin strategi om å styrke selskapets satsing på miljøteknologi og løsninger for ikke-pantmarkeder. Innlemmelsen av Orwak Group i TOMRAs Recycling Solutions-divisjon vil styrke gruppens posisjon i de markeder i verden som ikke omfattes av pant. Kombinasjonen av Presona og TOMRAs datterselskap, TiTech Visionsort, danner grunnlag forøkt salg av TiTechs sorteringssystemer for prosess-/sorteringsanlegg i nye markeder. Dette oppkjøpet representerer et viktig skritt i TOMRAs ambisjon om å bli en ledende global leverandør av miljøteknologiløsninger.

Kjøpesummen er SEK 175 millioner på gjeldfri basis pluss mulige tilleggsutbetalinger på inntil totalt SEK 20 millioner avhengig av Orwak Groups inntjening i 2005 og 2006. Endelig oppgjør som skal betales for aksjene i Orwak Group, vil være avhengig av nettogjeld per 31. desember 2004. Nettogjeld vil endelig fastsettes gjennom en revisjon. Den effektive datoen for transaksjonen vil være 1. januar 2005 og overtagelse ventes gjennomført i februar 2005. TOMRA vil finansiere oppkjøpet gjennom egen kontantbeholdning.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: PRESENTASJONSMATERIALE
Til: 25.01.2

20.01.05 09:35 Marked=OB TOM **PRESENTATION MATERIAL / PRESENTASJONS MATERIALE** presentasjonsmateriale 1984K

Please find attached TOMRA`s presentation material to be presented today at Enskilda Securities` MidCap Seminar in Copenhagen.

Vedlagt følger materiale som vil bli presentert i dag å Enskilda Securities` seminar i København.


TOMRA

A World of Opportunities

Fredrik Witte
Vice President, Chief Analyst & Investor Relations Officer

Enskilda Securities Nordic Seminar

Copenhagen, 20 January 2005



Helping the world recycle

TOMRA – an international market leader


TOMRA

- Committed to collection of post consumer beverage containers since 1972
- Core business is the manufacture and sale of technology solutions for consumer return of empty beverage containers, both under deposit and non-deposit systems
- Also involved in material handling activities in the US and Brazil
- Advisor to stakeholders in establishment of systems for handling of used beverage containers globally, e.g. Scandinavia, Israel, US, etc.
- Currently active in 46 markets globally, with ~50,000 machines installed
- Revenue of NOK 2,463 million in 2003
- Listed on Oslo Stock Exchange
- Included in all major international socially responsible investment indices, e.g. FTSE4Good and Dow Jones Sustainability indices


Cans
& Plastic

Vision


TOMRA

The world's No. 1 provider of solutions that make it attractive for people to return packaging for reuse and recycling

Helping the world recycle

TOMRA'S ROLE IN THE RECYCLING LOOP


TOMRA®


Choice of container disposal
Igloo
Trash (Land fill/ incineration)
Curbside
Container collection
Design and operations of recycling centers
Sales, lease and service of machines
On-site materials handling
Consumer-targeted promotions
Consumer
Retail outlet
Transport to beverage producer/bottler
Refillable containers returned to producer for reuse.
Operating support & service/Logistics management & data administration
Service support for reliable operations & easy maintenance (call centers, remote diagnostics, field service)
Online reporting
Logistics management (inventory control, materials flow, transportation routing)
Data management (deposit accounting, billing)
Pick-up and transport
Transport of non-refillable containers to materials handling facility
Materials handling facility
Sorting, densification, baling and trading of materials
Beverage producer/bottler
Container Producer
Cans, PET, Glass
Recycler
Aluminium
Glass
Plastic

Growth Drivers & New Business Opportunities


TOMRA

- **Automation of stores in Germany**

Deposit on non-refillable containers in Germany in place since January 2003


TOMRA



This just in...!! Latest from Germany


TOMRA

- Positive decision in Bundesrat on 17 December 2004 clears away major political and legal obstacles to deposit law in Germany
  - Flat €0.25 deposit on mineral water, beer, soft drinks & alcopops
  - Deletion of 72% refillable quota
  - Ban of "Island solutions" as of May 2006
- Several players are positioning themselves to offer clearing house services to retail outlets
- Discussion regarding security marking for deposit containers underway

Long term market potential of
30,000 - 40,000 machines in tact

Growth Drivers & New Business Opportunities


TOMRA

- Automation of stores in Germany
- **New segment penetration**



Small store machine concept ready for market at end of 2005

TOMRA

Europe

- >120,000 small stores in Germany, Holland, Belgium and in Scandinavia
- The convenience store segment in the US represents 27,000 stores
- Virtually none of these stores utilize RVM technology
- Small stores have not invested in RVMs due to the high cost and space required

Machine specifications

- Tailor-made concept with <0.5m2 footprint
- Less than 5,000 Euros cost
- Accepts all deposit containers in one spot

Growth Drivers & New Business Opportunities


TOMRA

- Automation of stores in Germany
- New segment penetration
- **Future non-deposit market opportunities**

TOMRA currently handles <5% of the world's beverage containers and other used packaging/materials


TOMRA

World UBC legislation,
% containers*


Deposit
15%
Non-deposit
85%

TOMRA
~35% global market share of handling

TOMRA
~0% global market share of handling

- ***Only the global UBC universe is estimated at ~800 billion units per year***
- ***In addition comes all other materials!***

* UBC = Used Beverage Containers

Tomra is expanding its strategic focus


TOMRA

From primarily: High-tech focus – deposit heavy | Operational focus – deposit heavy



Collection → Transportation → Sorting and processing → Recycling

To also including: Solutions for non- deposit markets | Technology solutions to achieve operational efficiencies and maximize material value



Helping the world recycle

Automated sorting and processing solutions reduce costs and maximize material value

TOMRA

...leads to...







Manual collection of material...



...co-mingled material...

...which leads to need for ...



...automated sorting solutions...

...and compaction

...which generate...



...pure material for recycling...

...which leads to...





Recycled packaging!!!!!



Two main focus areas emerge for TOMRA (1/2)


TOMRA


Collection
Transportation
Sorting and processing
Recycling

Recycling technology equipment & solutions:

- Business concept is to offer products and technology which will improve sorting and handling capabilities within existing recycling systems
- TiTech & Orwak Group fall into this category
- TOMRA plans to expand within this area primarily through acquisitions
- Potential customers include waste management operators, municipalities & other industries





TOMRA's ambition in non-deposit markets...







...is to become a leading supplier of recycling technology equipment and solutions







TOMRA well positioned within automated sorting technology segment through TiTech

- TiTech – the world's leading company in back-end optical sorting technology
  - Develops, produces and sells automated household waste sorting equipment
  - ~700 systems installed worldwide
- Revenues of NOK 88 millions in 2003
- ~40 employees
- Subsidiaries in Germany & Spain with network of distributors in other countries






TITECH
VISIONSORT

The Orwak Group companies provide a range of volume reduction equipment


TOMRA


Department store/shop
Supermarket
School
Hotel
Hospital
Fast food/restaurant
Food manufacture
Brewery
Ship/ferry
Campsite
Printing industry
Tobacco industry
Paper & cardboard industry
Packaging industry
Aluminium industry
Waste paper processor
Printing shop
Bookbindery
Transfer station
Municipal waste plant
Recycling facility
Waste-to-energy plant
Oil platform






ORWAK

- Founded in 1971
- Makes ~3,000 units per year and has ~45,000 installations in total
- Equipment cost of 15'-150' NOK
- Key customers include Wal Mart, Tesco, McDonald's, Ford etc.





MORINDERS

- Founded in 1910
- Makes ~50 units per year, ~900 installations in total
- Equipment cost of 150'-250' NOK
- Customers include Systembolaget, COOP etc.







Presona

- Founded in 1971
- Makes ~45 units per year and has ~1,500 installations in total
- Equipment cost of 1-3 MNOK
- Customers include recycling plants, WMCs, logistics centers etc.

Volume reduction is a key component in any effective waste handling and recycling system


TOMRA

Tomra presence

Needed for maximizing material value

Needed for minimizing costs

	Front-end	Back-end
Recognition	• TOMRA	• Titech
Volume reduction	• TOMRA • Orwak Group	• Orwak Group

Recognition and volume reduction needed either in back-end or front-end

After acquisition of Orwak Group, Tomra is present in all segments

The total baler market is significant and provides the Orwak Group with room for growth

TOMRA

NOK millions

ROUGH ESTIMATES

End user	Total market size*	Expected ann. growth rate
Recycling plants	~400	~5-10%
Supermarkets, industries, transfer stations	~300	
Retailers, industry	~550	~5-10%
Small shops, fast food, hotels	~250	
Food service, shops, garages	~0	Significant
Total	~1,500	~5-10%

Orwak Group market share is ~20%*

* Based on markets where Orwak is present, e.g., Europe, Russia, Japan and to some extent the US
Source: Orwak Group & Tomra analysis

Helping the world recycle

Over 2,000 MRF's* in Europe/US are candidates for recycling technology equipment from TiTech


TOMRA

ROUGH ESTIMATES

Number of large MRF's* in different countries

	Packaging	Paper	Level of automation
Germany	210	230	High
France	230	110	Moderate
UK	60	30	Low
Italy	180	40	Moderate
Spain	60	n/a	Low
Portugal	25	10	Very low
Poland	5	5	Very low
Hungary	0	0	Very low
Total selected EU	~750	~400	
Additional EU	~250	~150	
Total EU-25	~1000	~550	
US	~500		Moderate

There are more than 2,000 large MRFs* with a relatively low degree of automation

In addition, there is a huge number of small MRFs – probably ~500 in the US and an equal amount in Europe

***Material Recovery Facilities**

Source: Tomra analysis

Helping the world recycle

Going from manual to...


TOMRA

...leads to...




Manual collection of material...



...co-mingled material...

...which leads to need for ...



...automated sorting solutions...



...and compaction

...which generate...



...pure material for recycling...

...which leads to...





Recycled packaging!!!!!




...to automated "front-end" collection solutions is more efficient...


TOMRA


RECYCLING



Material recognition & compaction

Pure material ready for recycling

Recycled packaging!!!

Two main focus areas emerge for TOMRA (2/2)


TOMRA


Collection
Transportation
Sorting and processing
Recycling

Collection systems:

- Business concept is to apply technology at the point of collection in order to reduce costs & increase material value compared to existing collection infrastructure
- The new Tomra Recycling Center ready for field pilot
- This opportunity is a Greenfield project for TOMRA requiring significant resources for technology & market development
- Potential customers include retailers, municipalities, "green dot systems", etc. Customers will vary dependent upon existing recycling scheme/legislation in place





Test installation in Tokyo installed together with Sumitomo





- Joint project established together with Sumitomo to roll out 9 pilot RVM collection centers in Tokyo/Yokohama region
  - Pilot completion in 1Q05
- First pilot installed on 13 October 2004
- A potential successful pilot phase will form basis for discussion regarding formal partnership with Sumitomo



Newest recycling center in Tokyo




TOMRA



Estimated 25,000 RVM potential in Japan

TOMRA

ESTIMATES

Municipality classification	Example	Number	Population (millions)	RVM potential* (Number of RMVs)
Government-designated cities + 23 wards in Tokyo	Tokyo Yokohama Nagoya Osaka	36 (Incl. 23 wards)	28.8	4,794
Major urban area	Sakai Shizuoka Kumamoto Okayama Sagamihara	35	15.2	3,048
City	Amagasaki Matsudo Kawaguchi Ichikawa	632	57.5	11,489
Town or village	Takizawa Fuchu Kamisu Iwade	2,554	26.8	5,363
Total		**~3,200**	**~128**	**~25,000**

Current focus

* Estimated one RVM per 6,000 people in government-designated cities and 23 wards in Tokyo, one per 5,000 people in major urban areas, and one per 3,000 people in cities, towns, and villages

Helping the world recycle

UK update


TOMRA

- First TRC in place outside TESCO store in UK as of November 2004
- Additional pilots planned for first half of 2005
- Successful pilots could trigger large scale roll-out in 2006





3,000 Recycling Centers will take the UK a long way towards the EU targets


TOMRA

Assumptions

- **3,000 Recycling Centres**
- **300,000 containers received per month per centre**
- **Material split according to packaging used in UK market 2001**

	Current recycling rates household packaging	New recycling rates household packaging	New total UK recycling rates, incl ind & com pack.
Plastics	3% →	33%	24%
Metals	15% →	37%	51%
Glass	30% →	41%	43%

* Assumed 2000/2001 recycling rates for *household rigid containers*: Plastic 3%, Metals 15%, Glass 30%

Source: RDC/PIRA, Tomra Systems analysis
Note: Based on 200/2001 figures

Together, Tomra, Titech and Orwak Group will be able to provide a broad range of solutions

TOMRA


Collection
Transportation
Sorting and processing
Recycling

Front-end systems


RECYCLING

Back-end material handling systems





TOMRA's focus in 2005


TOMRA

- Further strengthen TOMRA's position within core segments through product innovation and cost optimization
- Achieve successful completion of front-end collection center pilots in the UK and Japan
- Integration of TiTech and Orwak Group into TOMRA
- Explore further opportunities within recycling technology industry


TOMRA®
Helping the world recycle

OSLO BØRS NewsWeb

Ticker: TOM | Ant meldinger: 5 | Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER | Til: 25.01.2

24.01.05 15:30 Marked=OB TOM **INV TO PRESENTATION 4Q 04/ INV TIL PRESENTASJON 4KV 04** finansiell kalender

---

President and CEO Erik Thorsen will present the results of 4th quarter 2004 on Tuesday, 15 February at 04.15 pm.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Høyres Hus, Stortingsgaten 20 (6th floor), Oslo

For participation, please contact: Helena Vatnebryn
Phone: +47 66 79 92 19 or e-mail: helena.vatnebryn@tomra.no

Material availability: The power point presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.

Tirsdag 15. februar kl.16:15 presenterer konsernsjef Erik Thorsen resultatene for 4. kvartal 2004.

Presentasjonen blir sendt som direkte overføring på www.tomra.com og www.oslobors.no/webcast. Et opptak av presentasjonen vil være tilgjengelig umiddelbart etter avsluttet presentasjon.

Sted: Høyres Hus, Stortingsgaten 20 (6. etasje), Oslo

Påmelding: Helena Vatnebryn
Tel: +47 66 79 92 19 eller e-mail: helena.vatnebryn@tomra.no

Tilgjengelig materiale: Powerpoint-presentasjonen og kvartalsrapporten blir sendt ut samtidig med starten på direktesendingen og gjøres tilgjengelig på www.tomra.com (investor relations-sidene), på www.oslobors.no og på www.huginonline.com.

NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: ORGANISASJONSENDRING
Til: 25.01.2

04.02.05 09:53 Marked=OB **TOM CEO RESIGNS/KONSERNSJEF FRATRER** organisasjonsendring

---

Some time ago, CEO Erik Thorsen informed the Board Chair of Tomra Systems ASA that he was considering resigning as chief executive officer. TOMRA has today entered into an agreement with Erik Thorsen that he will leave the company in April 2005.

Board Chair of TOMRA, Jan Chr. Opsahl, says the following in a comment:

`After almost 19 years in the company, of which the last 9 years as CEO, it is on the one hand very sad and on the hand understandable, that Erik Thorsen has decided that the time is right to seek new challenges. The company`s revenue during his tenure has increased by 30 times, and the profitability margin in the period has been between 7% and 18%. The company will miss Erik`s significant competency level and enormous work capacity. At the same time, with every change come new opportunities.`

The Board has initiated a process to find the right candidate to replace Erik Thorsen.

Asker, Norway, 4 February 2005

Jan Chr. Opsahl
Board Chair

Contact: Jan Chr. Opsahl, Board Chair; Tele. +47 98 29 00 90
Erik Thorsen, CEO; Tele. +47 66 79 91 00

Konsernsjef Erik Thorsen informerte styrets formann i Tomra Systems ASA en tid tilbake at han vurderteå fratre som konsernsjef. TOMRA har i dag inngått avtale med Erik Thorsen om at han vil fratre i april 2005.

Styrets formann i TOMRA, Jan Chr. Opsahl, sier ølgende i en kommentar:

`Etter nesten 19 år i selskapet, hvorav de siste 9år som konsernsjef, er det på den ene side svært trist og på den annen side forståelig at Erik Thorsen har funnet tiden inne til å ta fatt på nye utfordringer. Selskapets omsetning er i hans ansettelsestid blitt 30 ganger større, og lønnsomhetsgraden har i perioden ligget mellom 7% og 18%. Selskapet vil savne Eriks betydelige kompetanse og enorme arbeidskapasitet. Samtidig er det slik at i enhver endring ligger det nye muligheter.`

Styret har iverksatt en prosess forå finne den rette kandidaten til å etterfølge Erik Thorsen.

Asker, 4. februar 2005

Jan Chr. Opsahl
Styrets formann

Kontakt: Jan Chr. Opsahl, Styrets formann; Telf. 98 29 00 90
Erik Thorsen, Konsernsjef; Telf. 66 79 91 00

16.02.05 08:08 Marked=OB TOM **RESULTATER 4. KVARTAL 2004 / 4TH QUARTER RESULTS 2004** delårsresultat 2405K 216K

Inntekter 664 MNOK (-7 % sammenlignet med 4. kvartal 2003)
- Europa 236 MNOK (-30 %)
- Nord Amerika 282 MNOK (uforandret)
- Ikke-pant markeder 146 MNOK (+60 %)

Revenues 664 MNOK (-7% relative to fourth quarter 2003)
- Europe 236 MNOK (-30%)
- North America 282 MNOK (unchanged)
- Non-deposit markets 146 MNOK (+60%)

Tyskland - pantelovgivning
Endringen av den tyske panteloven ble vedtatt ved en avstemming i det tyske underhuset i januar 2005. Vedtaket medfører en flat pant på 0,25 Euro på emballasje med øl, brus og mineralvann fra og med 9. mai 2005. I tillegg ble det besluttet at de såkalte `øyløsningene` som blir brukt av mange butikker i dag, må fjernes innen mai 2006. På dette tidspunktet må et nasjonalt pantesystem være i drift, hvor butikker som selger drikkevarer fylt på engangsemballasje må utbetale pant til alle kunder som returnerer denne type drikkevareemballasje. Forberedelsene til et slikt nasjonalt retursystem er allerede satt i gang.

EU-kommisjonens undersøkelser
TOMRA har presentert sitt skriftlige svar til EU-Kommisjonens anklageskrift (`statement of objections`) relatert til de undersøkelsene som ble initiert i 2001, og har i tillegg presentert sitt syn i en separat muntlig høring. TOMRA bestrider sterkt Kommisjonens argumenter. En endelig beslutning på saken forventes å bli tatt i 2005. TOMRA har mulighet til å anke Kommisjonens endelige vedtak inn for EU-domstolen.

California - fortsatt økt inntektsvekst
Inntektsøkningen på 14% i 2004 skyldtes både høyere volumer og høyere PET- og aluminiumspriser. Innsamlingsvolumet i sammenlignbare sentere økte med 25%. På grunn av bedre kapasitetsutnyttelse og økte varepriser, klarte TOMRA å nå sitt mål i California om en driftsmargin på 10%.

Oppkjøp og utvikling innenfor `Recycling Solutions`
TOMRA prøver å generere betydelige effektivitetsgevinster i eksisterende resirkuleringssystemer ved å øke bruken av teknologi i forbindelse med sortering og håndtering av emballasjeavfall. Dette vil skje gjennom oppkjøp og utvikling av miljøteknologiselskaper med tiltrekkende vekst- og inntjeningspotensiale. Oppkjøpene av TiTech og Orwak Group er viktige steg i implementeringen av denne strategien.

TiTech`s resultater i 2004 var i henhold til TOMRAs forventninger. Sterk etterspørsel fra sentraleuropeiske land og positive beslutninger i USA og Storbritannia er hovedårsakene til denne veksten. I desember 2004 signerte TOMRA en avtale om å kjøpe 100% av aksjene i Orwak Group AB (Orwak Group). Kjøpesummen er 175 MSEK på gjeldfri basis pluss mulige tilleggsutbetalinger på inntil totalt 20 MSEK avhengig av Orwak Groups inntjening i 2005 og 2006. Transaksjonen forventes sluttført i februar 2005.

I november 2004 igangsatte TOMRA sitt første pilotprosjekt med en TRC (Tomra Recycling Center) utplassert i Storbritannia. Testen er et samarbeid med TESCO, Storbritannias største supermarked. En utvidet test med ytterligere fem senter vil gjennomføres i løpet av 2005. Testens målsetting er å synliggjøre fordelene ved en forretningsmodell med TRC versus eksisterende innsamlingsløsninger gjennom å måle volum, forbrukermottakelse samt transportkostnader. Diskusjoner vedrørende en lansering av TRC`er i Storbritannia kan bli igangsatt mot slutten av 2005.

I Japan har TOMRA sammen med Sumitomo Corporation installert åtte panteautomatbaserte resirkuleringssenter. Pilotprosjektet med Sumitomo vil fortsette gjennom første kvartal 2005. Både TOMRA og Sumitomo har bekreftet intensjonen om en mer formalisert samarbeidsavtale. Disse diskusjonene vil finne sted i første halvår av 2005.

Germany - German Packaging Ordinance
The amendment of the German Packaging Ordinance was concluded in January 2005 with an approval in the German Lower House. The amended Ordinance entails a flat deposit of 25 Euro cents on containers filled with beer, carbonated soft drinks and mineral water as of 9 May 2005. Also, the so-called `Island deposit systems` operated by most discounters today, must be disbanded by May 2006. At such time, a national deposit system must be in place whereby stores selling beverages filled in non-refillable containers must also pay back deposit to any consumer returning empty containers. Preparations for a national deposit system are in progress.

EU Commission investigation
TOMRA has presented its written answer to the EU Commission`s Statement of Objections related to the investigations started in 2001, and has also presented its views in a separate oral hearing. TOMRA strongly contests the Commission`s arguments. A final decision in the case is expected in 2005. TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

California - continued revenue growth
The revenue growth of 14% in 2004 was driven by higher volumes, as well as higher PET and aluminum prices. Collection volumes in comparable sites grew by 25 percent. Because of better capacity utilization and improved commodity prices, TOMRA met its milestone of operating margin in California of 10 percent.

Acquisitions and developments within Recycling Solutions
TOMRA seeks to generate considerable efficiency gains in existing recycling systems by increasing the use of technology in the sorting and handling of packaging waste. This will be achieved by acquiring and developing recycling technology and equipment companies with attractive growth and profit potential. The acquisitions of TiTech and Orwak Group are important steps in realizing this strategy.

TiTech`s performance in 2004 met TOMRA`s expectations. Strong demand from central European countries and positive momentum in the US and UK are the main reasons for this growth. In December 2004, TOMRA signed an agreement to acquire 100 percent of the shares in Orwak Group AB (Orwak Group). The acquisition price is based on an enterprise value of 175 MSEK and a performance-based conditional payment of up to 20 MSEK tied to 2005 and 2006 earnings. Closing of the transaction is expected in February 2005.

Since November 2004, TOMRA has been piloting the first TRC (Tomra Recycling Center) in the UK together with TESCO, the UK`s leading retailer. An expanded test with an additional five centers is scheduled to run through 2005 at the latest. The aim of the test is to verify the feasibility of a TRC business model versus existing collection infrastructure, by measuring volume, consumer acceptance and transportation costs. Discussions regarding a full roll-out of TRC`s in the UK may be initiated towards the end of 2005.

In Japan, TOMRA has together with Sumitomo Corporation, installed eight RVM-based recycling centers. The pilots with Sumitomo will run through the first quarter 2005. Both TOMRA and Sumitomo have confirmed their intent to discuss a more formal partnership model. These discussions will take place in the first half of 2005.



16.02.05 09:07 Marked=OB TOM **OPSJONSTILDELING / OPTIONS TO INSIDERS** meldepliktig handel

---

I tråd med fullmakt gitt på ordinær generalforsamling 22 april 2004, har styret i Tomra Systems ASA tildelt følgende innsidere opsjoner. Tallene viser dagens tildeling, totalt antall opsjoner etter tildeling samt aksjebeholdning.

Morthen Johannessen (120000, 204000, 121068), Gregory Knoll (100000, 175000, 0), André Løvestam (100000, 170000 + 100000 eksternt kjøpte, 25000), Espen Gundersen (100000, 160000, 0), Harald Henriksen (75000, 131000, 0) Terje Hanserud (75000, 125000, 44868), Sånaug Bergland (50000, 82500, 0), Fredrik Witte (50000, 90000, 100), Trond Johannessen (50000, 100000, 2000)

Dagens tildeling vil ha strike lik snittet av sluttkursen ved Oslo Børs i perioden f.o.m. 16 februar t.o.m. 18 februar 2005.

In accordance with proxy given at the Annual General Meeting 22 April 2004, the Board of Tomra Systems ASA has granted options to the following primary insiders.
The figures shows number of options granted today, total options granted and shareholding.

Morthen Johannessen (120000, 204000, 121068), Gregory Knoll (100000, 175000, 0), André Løvestam (100000, 170000 + 100000 bought externally, 25000), Espen Gundersen (100000, 160000, 0), Harald Henriksen (75000, 131000, 0) Terje Hanserud (75000, 125000, 44868), Sånaug Bergland (50000, 82500, 0), Fredrik Witte (50000, 90000, 100), Trond Johannessen (50000, 100000, 2000)

Options granted today will be given a strike equal to the average closing price at Oslo Stock Exchange in the period 16 February through 18 February 2005.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: AVTALER
Til: 25.01.

CLOSING OF ORWAK ACQUISITION/OPPKJØP AV ORWAK SLUTTFØRT avtaler

21.02.05 12:16 Marked=OB **TOM**

The acquisition of Orwak Group AB has been completed today. The purchase price is based on an enterprise value of SEK 175 million and a conditional payment of up to SEK 20 million based on 2005 and 2006 earnings. TOMRA will consolidate Orwak Group as of 1 January 2005.

Oppkjøpet av Orwak Group AB ble sluttført i dag. Kjøpesummen er SEK 175 millioner på gjeldfri basis pluss mulige tilleggsutbetalinger på inntil totalt SEK 20 millioner avhengig av Orwak Groups inntjening i 2005 og 2006. TOMRA vil konsolidere Orwak Group fra og med 1. januar 2005.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.2

25.02.05 13:54 Marked=OB TOM **PRIMARY INSIDER TRADE/PRIMÆRINNSIDERHANDEL** meldepliktig handel

---

Fredrik Witte, Vice President Investor Relations, has today purchased 1,000 shares in TOMRA at a share price of NOK 27.40.

Witte has the following holdings in Tomra after this transaction:

Number of shares: 1,100
Number of internally granted options: 90,000

Fredrik Witte, Investor Relations-ansvarlig i TOMRA, har i dag kjøpt 1.000 aksjer i TOMRA til kr. 27,40 per aksje.

Witte har etter dette følgende beholdning i Tomra:
Antall aksjer: 1,100
Antall tildelte opsjoner: 90.000

01.03.05 09:11 Marked=OB TOM **AMUND SKARHOLT NEW CEO OF TOMRA** organisasjonsendring

Asker, March 1, 2005 - TOMRA today announced that it has appointed Amund Skarholt as its new President and Chief Executive Officer. Mr. Skarholt will assume his new position in April 2005 and will take the helm of the world`s leading provider of products and solutions for the profitable and efficient collection and recycling of packaging material.

`As TOMRA moves into a new era with the consolidation of its core business, and growth and expansion of new recycling initiatives, we need a CEO with the strategic and commercial services experience to lead our global team. Amund Skarholt brings to the role a strong track record of top management success and has, I believe, the services industry experience, the technological understanding and the international vision to make TOMRA a true global winner`, says Jan Chr. Opsahl, Chairman of the Board.

Prior to joining TOMRA, Amund Skarholt, worked 14 years with IBM and 12 years with Securitas. The last 18 months he has successfully restructured Bravida ASA.
`With the terrific environmental challenges that the world faces, the recycling industry has the opportunity to be a high growth, profitable space to be in. I look forward to working with TOMRA employees around the world to share our future and to meet the needs of our current and potential customers`, says Amund Skarholt.

For more information, please contact Amund Skarholt; + 47 97 55 94 25.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5 Fra: 01.01.1
Meldingstype: PRESENTASJONSMATERIALE Til: 25.01.2

PRESENTATION MATERIAL /
02.03.05 10:00 Marked=OB TOM **PRESENTASJONS MATERIALE** presentasjonsmateriale 1574K

Attached please find presentation material to be presented today at Commerzbank`s `Growth & Sustainability Conference` in Frankfurt, Germany.

Vedlagt følger materiale som vil bli presentert i dag på Commerzbanks `Growth & Sustainability Conference` i Frankfurt.


TOMRA

A World of Opportunities

Fredrik Witte
Vice President, Chief Analyst & Investor Relations Officer

Commerzbank Growth & Sustainability Conference

Frankfurt, 2 March 2005



TOMRA – an international market leader


TOMRA

- Committed to collection of post consumer beverage containers since 1972
- Core business is the manufacture and sale of technology solutions for consumer return of empty beverage containers, both under deposit and non-deposit systems
- Also operates integrated handling systems in the US and Brazil
- Advisor to stakeholders in establishment of systems for handling of used beverage containers globally, e.g. Scandinavia, Israel, US, etc.
- Currently active in 46 markets globally, with ~50,000 machines installed
- Revenue of NOK 2,512 million in 2004
- Listed on Oslo Stock Exchange
- Included in all major international socially responsible investment indices, e.g. FTSE4Good and Dow Jones Sustainability indices


Cans
& Plastic

Vision

TOMRA



The world's No. 1 provider of solutions
that make it attractive for people
to return packaging for reuse and recycling


TOMRA

TOMRA's role in the deposit loop

Point of collection
Compacted non-refillable containers
Processing facility
Recycling
Container production
Beverage producer / Bottler
Point of sale
Consumer
Empty refillable containers
Logistics & Data Management

Helping the world recycle

TOMRA's role in the non-deposit loop


TOMRA

Material Recovery Facility

Sorted and compacted material

Residential waste to landfill

Incineration plant

Recycling

Uncompacted material

Compacted material

Collection points

Consumer

Tomra Recycling Center

Retail Outlet

Packaging Production

Other applications

Helping the world recycle

Growth Drivers & New Business Opportunities

TOMRA

- Automation of stores in Germany

Germany


TOMRA

Deposit on non-refillable containers in Germany in place since January 2003



TOMRA

Legislative update – Germany

- Amendment of German deposit law positively concluded in January 2005 with decision in Bundestag
- Main highlights include:
  - Flat deposit of €0.25 per container of beer, carbonated soft drinks and mineral water as of May 9, 2005

    Non-carbonated soft drinks to be included as of May 2006
  - "Island Solutions" to be disbanded as of May 2006
- German MoE maintains that new law is EU conform



Germany


TOMRA

Deposit system preparations in Germany underway

- DSD, P-System and Interseroh have announced plans to become full-service providers of clearing house and materials handling services to retailers
- Potential clearing house providers have initiated screening processes regarding security marking of deposit containers
- A decision on security marking is important prior to major RVM investments
- TOMRA involved as discussion partner on several levels with potential clearing house providers





Growth Drivers & New Business Opportunities


TOMRA

- Automation of stores in Germany
- **New segment penetration**



New RVM innovation in 2005 for small stores

TOMRA


Uno

Uno

- New low volume machine for small store segment
- Innovative solutions for recognition & collection
- Uno to open up segment of >100,000 stores for TOMRA
- ~EUR 4-5,000 per machine

Growth Drivers & New Business Opportunities


TOMRA

- Automation of stores in Germany
- New segment penetration
- **Future non-deposit market opportunities**

TOMRA currently handles <5% of the world's beverage containers and other used packaging/materials


TOMRA


TOMRA
~35% global market share of handling
Deposit
15%
Non-deposit
85%
TOMRA
~0% global market share of handling

World UBC legislation,
% containers*

* UBC = Used Beverage Containers

Two groups of non-deposit activities are under development


TOMRA

	Aim		**How?**
1. Evolutionary path	Apply technology to existing collection and recycling processes in order to gain marginal efficiencies	→	By acquiring *Recycling Technology* providers
2. Revolutionary path	Trigger a shift in collection and recycling system infrastructure by creating a revolutionary new collection technology	→	By developing the *TRC* and related collection solutions





Recycling Technology

Automated sorting and processing solutions reduce costs and maximize material value


TOMRA

...leads to...










TITECH

...which leads to need for ...

...co-mingled material...

Current collection of used material...

...automated sorting solutions...










ORWAK

.....and compaction

Recycled materials!

...which leads to...

...which generate...

...pure material for recycling...

TOMRA to acquire Orwak Group


TOMRA






ORWAK





Presona





MORINDERS

- Orwak Group is the market leader within compaction and baling technology
- Brands include Orwak, Presona & Morinders, which service the retail sector, waste management industry and other industries
- Turnover in 2004 equaled ~265 MNOK in ~40 markets
- Closing of acquisition expected in February
  - Acquisition price based on EV of 175 MSEK + up to 20 MSEK related to 2005/06 performance

Volume reduction & material sorting are key components in any effective recycling system


TOMRA

Tomra presence

	Front-end	Back-end
Needed for maximizing material value → *Recognition*	• TOMRA	• Titech
Needed for minimizing costs → *Volume reduction*	• TOMRA • Orwak Group	• Orwak Group



Recognition and volume reduction needed either in back-end or front-end



The total baler market is significant and provides the Orwak Group with room for growth

TOMRA

NOK millions

ROUGH ESTIMATES

End user	Annual sales*	Expected ann. growth rate
Recycling plants	~400	~5-10% (Recycling plants; Supermarkets, industries, transfer stations)
Supermarkets, industries, transfer stations	~300	
Retailers, industry	~550	~5-10% (Retailers, industry; Small shops, fast food, hotels)
Small shops, fast food, hotels	~250	
Food service, shops, garages	~0	Significant
Total	~1,500	~5-10%

Orwak Group market share is ~20%*

* Based on markets where Orwak is present, e.g., Europe, Russia, Japan and to some extent the US
Source: Orwak Group & Tomra analysis

Helping the world recycle

TiTech developing in line with expectations


TOMRA

- NOK 114 MNOK in revenues, up 30% vs. FY 2003
  - TOMRA's 2004 share 68 MNOK
- Trends in 2004:
  - Strong development in traditional markets such as Germany & other central European countries
  - Increased number of installations in new markets such as UK and US
- Focus in 2005:
  - Continued growth in core markets
  - Developments of new regions such as Asia





Considerable growth opportunity for TiTech


TOMRA

ROUGH ESTIMATES

	Number of large MRF's* in different countries: Packaging	Paper	Level of automation
Germany	210	230	High
France	230	110	Moderate
UK	60	30	Low
Italy	180	40	Moderate
Spain	60	n/a	Low
Portugal	25	10	Very low
Poland	5	5	Very low
Hungary	0	0	Very low
Total selected EU	~750	~400	
Additional EU	~250	~150	
Total EU-25	~1000	~550	
US	~500		Moderate

Only ~300 out of ~2,000 MRF's have installed optical sorting equipment

***Material Recovery Facilities**

Source: Tomra analysis

TOMRA's ambition in non-deposit markets...




ORWAK
3600



...is to become a leading supplier of recycling technology equipment and solutions







Going from manual to automated "front-end" collection solutions is more efficient...


TOMRA


RECYCLING





Material recognition & compaction

Pure material ready for recycling

Recycled packaging!!!

TOMRA

TRC pilot installation in UK in place

- First TRC installed together with TESCO outside Southampton
- Additional 5 centers to be installed in first half of 2005
- Test center working according to expectations
- Concept and technology well received in the UK
- TRC potential in the UK tied to retail store base of ~2-3,000 sites




TESCO
UK Secretary of State for Environment, Food & Rural Affairs, Margaret Beckett, officially opens the first TRC on December 6, 2004 at the Tesco supermarket in Winchester, England

Test installations in Tokyo area continue

TOMRA

- Eight RVM-based collection centers installed in Tokyo region together with Sumitomo Corp.
- Test centers well received by stakeholders
- Public acceptance rate high
  - National TV coverage achieved
- Discussions with Sumitomo regarding partnership model expected to be initiated during 1Q05
  - New Cooperation agreement signed


Helping the world recycle



Together, TOMRA, Titech and Orwak Group will be able to provide a broad range of solutions


TOMRA


Collection
Transportation
Sorting and processing
Recycling

Front-end systems



Back-end material handling systems









TOMRA's focus in 2005



- Further strengthen TOMRA's position within core segments through product innovation and cost optimization
- Execute on German opportunity
- Achieve successful completion of front-end collection center pilots in the UK and Japan
- Integration of TiTech and Orwak Group into TOMRA
- Explore further opportunities within recycling technology industry



TOMRA®

Helping the world recycle

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: ANDRE BØRSMELDINGER
Til: 25.01.2

18.03.05 09:10 Marked=OB TOM **INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)**

andre børsmeldinger
41K

Please see attachment for more information regarding TOMRA`s financial reporting 2004 in accordance with IFRS.

Se vedlegg for mer informasjon vedørende TOMRAs finansielle rapportering 2004 i henhold til IFRS.

TOMRA GROUP

Quaterly information 2004

	N-GAAP				IFRS			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Income statement								
(Figures in NOK million)								
Operating revenues	**592.8**	**590.9**	**665.0**	**663.5**	**592.8**	**590.9**	**665.0**	**663.5**
Cost of goods sold	372.9	362.8	400.8	410.5	371.4	361.4	398.9	403.9
Depreciation	13.6	14.5	14.1	12.9	16.2	17.1	16.7	15.5
Gross Contribution	**206.3**	**213.6**	**250.1**	**240.1**	**205.2**	**212.4**	**249.4**	**244.1**
Operating expenses	147.2	154.8	158.7	165.7	145.0	152.5	156.5	163.5
Depreciation	25.5	25.9	27.2	32.2	18.0	18.4	17.3	22.8
Operating profit	**33.6**	**32.9**	**64.2**	**42.2**	**42.2**	**41.5**	**75.6**	**57.8**
Net financial income/(expense)	5.4	10.5	5.0	3.3	5.4	10.5	5.0	3.3
Ordinary profit before tax	**39.0**	**43.4**	**69.2**	**45.5**	**47.6**	**52.0**	**80.6**	**61.1**
Loss related to Tomra Systems OY	0.0	3.4	0.0	0.0	0.0	3.4	0.0	0.0
Income related to Wise Metals Group	0.0	54.7	0.0	0.0	0.0	54.7	0.0	0.0
Taxes expense	13.3	35.5	23.5	14.7	13.7	35.9	24.0	16.5
Net profit	**25.7**	**59.2**	**45.7**	**30.8**	**33.9**	**67.4**	**56.6**	**44.6**
Minority interest	(2.3)	(4.5)	(6.5)	(2.1)	(2.3)	(4.5)	(6.5)	(2.1)
Earnings per share (NOK)	0.13	0.31	0.22	0.16	0.18	0.35	0.28	0.24
Balance sheet	**31 March**	**30 June**	**31 September**	**31 December**	**31 March**	**30 June**	**31 September**	**31 December**
(Figures in NOK million)								
ASSETS								
Intangible assets	493.0	481.7	677.2	623.9	579.5	579.0	787.6	738.6
Leasing equipment	180.7	182.3	177.8	160.2	159.7	161.2	157.0	140.1
Other fixed assets	663.7	656.7	643.9	623.2	643.0	631.4	613.9	588.6
Inventory	376.5	366.9	359.5	329.0	323.6	315.5	309.6	285.0
Short-term receivables	572.3	579.7	627.3	541.6	572.3	579.7	627.3	541.6
Cash and cash equivalents	1,149.5	1,122.6	949.6	983.0	1,149.5	1,122.6	949.6	983.0
Totalt assets	**3,435.7**	**3,389.9**	**3,435.3**	**3,260.9**	**3,427.6**	**3,389.4**	**3,445.0**	**3,276.9**
LIABILITIES & EQUITY								
Paid-in capital	1,596.8	1,596.8	1,596.8	1,596.8	1,596.8	1,596.8	1,596.8	1,596.8
Retained earnings	1,045.4	1,093.5	1,096.1	673.0	1,058.2	1,065.7	1,084.0	999.5
Minority interests	72.6	77.2	69.6	68.0	72.6	77.2	69.6	68.0
Deferred taxes	3.6	3.8	3.9	19.8	0.0	0.0	0.0	10.1
Long-term interest-bearing liabilities	53.6	52.6	50.3	58.3	53.6	52.6	50.3	58.3
Short-term interest-bearing liabilities	4.1	4.3	4.3	3.2	4.1	4.3	4.3	3.2
Other liabilities	659.6	561.7	614.3	841.8	642.3	592.8	640.0	541.0
Total liabilities & equity	**3,435.7**	**3,389.9**	**3,435.3**	**3,260.9**	**3,427.6**	**3,389.4**	**3,445.0**	**3,276.9**

TOMRA Group IFRS						
Profit and Loss	Deposit		Non-deposit		Other	
Figures in NOK million	RVM Tech	Collection& materials handling	Recycling Tech	Other activities	Group functions	TOTAL
1Q 2004						
Operating revenues	318	189		86		593
Gross contribution	160	36	-1	10		205
- in %	50%	19%		12%		35%
Operating expenses	101	31	-1	28	4	163
Operating profit	**59**	**5**	**0**	**(18)**	**(4)**	**42**
- in %	19%	2%		-21%		7%
2Q 2004						
Operating revenues	301	206		84		591
Gross contribution	151	48	-1	14		212
- in %	50%	23%		16%		36%
Operating expenses	108	34	-1	26	4	171
Operating profit	**43**	**15**	**0**	**(12)**	**(4)**	**41**
- in %	14%	7%		-15%		7%
3Q 2004						
Operating revenues	303	236	24	102		665
Gross contribution	159	59	16	15		249
- in %	53%	25%	67%	15%		38%
Operating expenses	102	32	11	24	4	174
Operating profit	**57**	**27**	**5**	**(9)**	**(4)**	**76**
- in %	19%	11%	20%	-9%		11%
4Q 2004						
Operating revenues	329	189	43	102		663
Gross contribution	165	41	28	11		244
- in %	50%	21%	65%	11%		37%
Operating expenses	105	36	14	27	4	186
Operating profit	**59**	**4**	**15**	**(16)**	**(4)**	**58**
- in %	18%	2%	34%	-16%		9%
2004						
Operating revenues	1,250	821	68	373		2,512
Gross contribution	635	184	43	49		911
- in %	51%	22%	63%	13%		36%
Operating expenses	417	134	23	105	16	694
Operating profit	**218**	**50**	**20**	**(56)**	**(16)**	**217**
- in %	17%	6%	30%	-15%		9%

TOMRA GROUP

Transition to International Financial Reporting Standards (unaudited)

From 1 January 2005, the consolidated accounts of Tomra Systems ASA will comply with International Financial Reporting Standards (IFRS).

Impact of conversion on consolidated group financial statements

The consolidated group financial statements for 2004 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (NGAAP).
Tomra has analyzed the differences between NGAAP and IFRS for those areas that affect the consolidated financial statements.
The identified differences are calculated and presented in the table below.
The reconciliations will be the basis for the quaterly reporting in 2005.

The reconciliations are based on management's assumptions about standards and interpretations that are expected to be applicable, and the accounting principles that are expected to be applied in the first complete annual statements at 31 December 2005.
We would like to specify that the differences between NGAAP and IFRS may change, both in number of changes and in amounts.
This is due to changes in existing standards, new understanding and interpretation of existing standards, and new standards.
The numbers are not audited and must be treated as preliminary.

Balance sheet as of 31 December 2003
Figues in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	IFRS
ASSETS							
Intangible assets	502	12		63			577
Leasing equipment	173			-21			152
Other fixed assets	648	-16					632
Inventory	405			-54			351
Short-term receivables	576						576
Cash and cash equivalents	1,083						1,083
TOTAL ASSETS	**3,387**	**-4**	**0**	**-12**	**0**	**0**	**3,371**
LIABILITIES & EQUITY							
Paid-in capital	1,597						1,597
Retained earnings	997	-41		-12	54		998
Minority interests	119						119
Deferred taxes	10	-5					5
Long-term interest-bearing liabilities	54						54
Short-term interest-bearing liabilities	4						4
Other liabilities	606	42			-54		594
TOTAL LIABILITIES AND EQUITY	**3,387**	**-4**	**0**	**-12**	**0**	**0**	**3,371**

Profit and loss statement 2004
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	IFRS
Operating revenues	**2,512**						**2,512**
Cost of goods sold	1,547			-11			1,536
Depreciation	55			10			65
Gross Contribution	**910**	**0**	**0**	**1**	**0**	**0**	**911**
Operating expenses	626	-1		-26		18	617
Depreciation	111		-34				77
Operating profit	**173**	**1**	**34**	**27**	**0**	**-18**	**217**
Net financial income/(expense)	24						24
Ordinary profit before tax	**197**	**1**	**34**	**27**	**0**	**-18**	**241**
Loss related to Tomra Systems OY	3						3
Income related to Wise Metals Group	54						54
Taxes	87			3			90
Net profit	**161**	**1**	**34**	**24**	**0**	**-18**	**202**

Balance sheet as of 31 December 2004
Figues in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	IFRS
ASSETS							
Intangible assets	624	6	33	76			739
Leasing equipment	160			-20			140
Other fixed assets	624	-35					589
Inventory	329			-44			285
Short-term receivables	541						541
Cash and cash equivalents	983						983
TOTAL ASSETS	**3,261**	**-29**	**33**	**12**	**0**	**0**	**3,277**
LIABILITIES & EQUITY							
Paid-in capital	1,597						1,597
Retained earnings	673	-40	33	12	321		999
Minority interests	68						68
Deferred taxes	20	-10					10
Long-term interest-bearing liabilities	58						58

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: GENERALFORSAMLINGSINFO Til: 22.12.2

31.03.05 12:45 Marked=OB TOM **ANNUAL GENERAL MEETING / ORDINÆR GENERALFORSAMLING** generalforsamlingsinfo 26K 26K

The Annual Meeting of Shareholders of TOMRA SYSTEMS ASA will be held in the company`s offices, Drengsrudhagen 2, Asker, Norway, on Tuesday, 19 April 2005 at 6:30 p.m.

Registration begins at 5:30 p.m. Coffee and cake will be served before the start of the Annual Meeting of Shareholders.

See attachment for invitation and enclosures.

Ordinær generalforsamling i TOMRA SYSTEMS ASA avholdes i våre lokaler i Drengsrudhagen 2, Asker, tirsdag 19. april 2005 kl. 18.30

Registrering åpner kl. 17.30. I tiden før generalforsamlingen inviteres til kaffe og kake.

Vedlagt følger invitasjon inklusive vedlegg til generalforsamlingen.

TO OUR SHAREHOLDERS **Asker, 1 April 2005**

Annual Meeting of Shareholders of TOMRA SYSTEMS ASA

The Annual Meeting of Shareholders of TOMRA SYSTEMS ASA will be held as follows:

Time of meeting: Tuesday, 19 April 2005 at 6:30 p.m.

Place of meeting: Tomra Systems ASA offices, Drengsrudhagen 2, Asker, Norway

Registration: Registration begins at 5:30 p.m.
Coffee and cake will be served before the start of the Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held for the following purposes:

1. Opening of meeting by the Chairman of the Board and announcement of list shareholders/proxies present at meeting
2. Election of two shareholders to co-sign the meeting's protocol
3. Approval of the Notice and the Agenda
4. Report by management on the status of the Company
5. Approval of the annual accounts of the Company and the Group including dividend proposal (see enclosure)
6. Changes to Articles of Association (see enclosure for marked version)
7. Determining remuneration for the Board of Directors, Board Committees and auditor (see enclosure)
8. Election of the Board of Directors and Nomination Committee (see enclosure)
9. Authorizations to the Board of Directors (see enclosure)

Attached to this announcement are the financial statement, Directors' Report and Auditor's Report for 2004, as well as the Board's proposals for points 5, 6, 7, 8 and 9 on the agenda.

TOMRA's results for the first quarter of 2005 will be presented after the Annual Meeting of Shareholders.

The Board of Directors and Management welcome all Shareholders to attend the Annual Meeting.

The enclosed material contains the proxy and registration forms.

TOMRA SYSTEMS ASA

Jan Chr. Opsahl (sign.)
Chairman of the Board

Enclosures

Enclosure to summons to the Ordinary Annual Shareholders' Meeting in TOMRA SYSTEMS ASA on 19 April 2005

POINT 5 APPROVAL OF THE ANNUAL ACCOUNTS 2004 INCLUDING DIVIDEND PROPOSAL

The Board proposes that the Annual Shareholders' Meeting approve the following resolution:

> *"The annual accounts for 2004 are approved. Pay-out of an ordinary dividend of NOK 0.30 and an extraordinary dividend of NOK 1.50 is also approved. In total, this equals NOK 1.80 per share. The dividend is to be paid out to shareholders registered on the date of the Annual Shareholders' Meeting, 19 April 2005. TOMRA shares will be traded on the Oslo Stock Exchange excluding dividend (exclusion-date) as of 20 April 2005."*

POINT 6 ARTICLES OF ASSOCIATION

See attached Articles of Association including marked changes.

POINT 7 APPOINTMENTS OF FEES TO BOARD MEMBERS, COMMITTEES AND AUDITOR

The following resolution is proposed:

> *"The following board member fees are to be paid out:*

Chairman of the Board	*NOK 450,000 (unchanged from 2003)*
External board members	*NOK 250,000 (unchanged from 2003)*
Internal board members	*NOK 150,000 (unchanged from 2003)*

> *In addition, a remuneration of NOK 20,000 per annum (unchanged from 2003) is to be paid to board members and other members for the work completed in the compensation committee, audit committee and nomination committee.*
> *If a board member engages in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day, limited to NOK 150,000 per annum.*
> *Based on the proposal from the nomination committee, an additional remuneration of NOK 100,000 is granted to the Board's Chairman as compensation for significant workload throughout the year.*
> *Auditor fees are proposed paid according to bill of NOK 522,000 for Tomra Systems ASA in 2004."*

Jørgen Randers has received NOK 49,000 in 2004 for consultancy work. The other board members have only received normal compensation for board and committee memberships.

The board member fee for internal board members is assumed to cover board responsibilities and time for preparation. Time spent in board meetings is assumed to be covered by employees' normal wages.

POINT 8 ELECTION OF BOARD MEMBERS AND NOMINATION COMMITTEE

The nomination committee consists of Halvor Løken (committee chairman), Tom Knoff and Jan Chr. Opsahl. The committee members are up for re-election. The committee nominates the following members of the Tomra Systems ASA board for re-election:

Jan Chr. Opsahl (Chairman), Jørgen Randers, Hanne de Mora and Rune Bjerke

POINT 9 AUTHORIZATION TO INCREASE SHARE CAPITAL

POINT 9A AUTHORIZATION ON DIRECTED ISSUES

In the past years, the Board of Directors has been granted an authorization to expand the share capital through directed issues or as compensation for acquisitions or mergers. Existing authorization expires at this shareholders' meeting and the Board therefore requests the following new authorization.

The following resolution is proposed:

"The Board is given authorization to conduct directed issues of up to a maximum of 17,800,000 shares (9.9%) with a par value of NOK 1 at a price close to the market value at the time of issue. The issue can only be utilized as payment connected to mergers with or acquisitions of companies. The authorization shall be valid until the ordinary shareholders' meeting in the spring of 2006. This implies that shareholders must waive their right of priority according to Allmennaksjeloven (General Law on Stock Companies) § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly."

POINT 9B AUTHORIZATION FOR OPTION PROGRAMS FOR EMPLOYEES IN THE TOMRA GROUP

TOMRA has for more than 20 years had option programs for its employees. As the accounting rules related to share-based payments are changing as well as a new president is heading up the company, the Board will not ask for authorizations related to new optionprograms now. It will instead perform a full evaluation of the current incentive systems, and then eventually at a later stage come back and ask for new authorizations, if a new system requires use of instruments that needs approval from the Shareholders Meeting.

As communicated at previous Annual Shareholders Meetings, there will however be a need for prolonging some of the old authorizations. The reason for this is that the Annual General Meeting can, according to Norwegian Law, not grant authorizations for more than two years at a time, and at the same time the old options programs for employees and managers stretches over a period of respectively five and three years. The Board will therefore ask for extension of the authorization of the old option programs every second year until they expires. This year the Board will ask for an extension of the optionprograms for 2002-2007, 2003-2008 and 2004-2009.

The following is resolution is proposed:

"The Board has authority to increase the share capital as follows;

a) for the option program for employees for the period 2002-07, up to 1,310,000 shares (0.7%) with a par value of NOK 1 at a price of NOK 86.00;
b) for the option program for employees for the period 2003-08, up to 900,000 shares (0.5%) with a par value of NOK 1 at a price of NOK 45.10;
c) for the option program for employees for the period 2004-09, up to 550,000 shares (0.3%) with a par value of NOK 1 at a price of NOK 40,10.

All of the above issues are towards employees of the TOMRA group. Existing shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly. The authorization shall be valid until the shareholders' meeting in the Spring of 2007."

If the resolutions under Point 9B are approved, the Board will the following authorities related to options:

Type	# of shares	Strike price	Last approved	Expiration
2000-2005 employee plan	240,000	68.00	Spring 2004	Spring 2006
2001-2006 employee plan	210,000	171.00	Spring 2004	Spring 2006 (where extension will be applied to Spring 2007)
2002-2007 employee plan	1,310,000	86.00	Spring 2005	Spring 2007 (where extension will be applied to Spring 2008)
2003-2008 employee plan	900,000	45.10	Spring 2005	Spring 2007 (where extension will be applied to Spring 2009)
2004-2009 employee plan	550,000	40.10	Spring 2005	Spring 2007 (where extension will be applied to Spring 2009)
2005-2010 employee plan	2,200,000	33.30	Spring 2004	Spring 2006 (where extension will be applied to Spring 2008)
2004-2006 manager plan*	1,890,000	33.10	Spring 2004	Spring 2006 (where extension will be applied to Spring 2007)
2005-2007 manager plan	2,400,000	27.73	Spring 2004	Spring 2006 (where extension will be applied to Spring 2008)

* Down from 2,400,000

ARTICLES OF ASSOCIATION of TOMRA SYSTEMS ASA

§ 1
The name of the company is Tomra Systems ASA. The company is a Public Limited Company.

§ 2
The company's goal is profitability, job satisfaction and usefulness, which will be achieved by helping the world recycle. The company aims to be No. 1 provider of solutions that make it attractive to return packaging for reuse or recycling. The company may also engage in other business activities.

§ 3
The company's registered office is located in Asker.

§ 4
The share capital is NOK 178.486.559 divided into 178.486.559 shares, each of NOK 1.00 par value. The shares in the company shall be registered in the Norwegian Registry of Securities.

§ 5
The shares are freely transferable. The transfer of shares shall be notified to the Norwegian Registry of Securities within 4 weeks.

Each share has 1 vote at the company's general meetings. At general meetings the shareholders' voting rights will be based on the total number of shares registered in the Norwegian Registry of Securities on the last working day prior to the general meeting.

§ 6
The board of Directors shall consist of between 6 and 10 persons and up to 2 substitute members as decided by the general meeting. 2 to 3 members of the Board of Directors shall be elected from among the company's employees for two years at a time. Otherwise the members of the Board of Directors and the Chairman of the Board of Directors shall be elected by the general meeting for one year at a time.

A nomination committee of two to four members shall be elected for one year at a time.

Documents shall be executed on behalf of the company by the Managing Director or the Chairman of the Board of Directors, in both cases together with one of the members of the company's Board of Directors.

§ 7
The annual general meeting shall be held each year as early as possible and at latest before end of June. Extraordinary general meetings shall be held when so decided by the Board of Directors or required in writing by the company's auditor or one or more shareholders who together represent at least 1/10th of the share capital.

The annual general meeting shall be convened by the Board of Directors with no less than 2 weeks' written notice to each of the shareholders. Shareholders who wish to attend the annual general meeting must notify the company within time limit specified in the notice of the meeting.

~~The Chairman of the Board of Directors shall chair the general meeting.~~

§ 8
The annual general meeting shall:

1. adopt the profit and loss account and balance sheet for the previous accounting year, closed on the 31 December and audited.
2. pass resolutions on the application of disposable profits in relation to the adopted balance sheet, and on the payment of dividends.
3. elect members of the Board of Directors, the nomination committee and ~~if necessary~~ an auditor, who shall be a Certified Public Accountant.
4. Set the remuneration of members of the Board of Directors, Board Committee and approve the auditor's remuneration.
5. consider other matters specified in the notice of the meeting.

Asker, April 19th 2005


OSLO BØRS
NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER
Til: 25.01.2

05.04.05 15:04 Marked=OB TOM **INV TO PRESENTATION 1Q 05/ INV TIL PRESENTASJON 1KV 05**

finansiell kalender

President and CEO Amund Skarholt will present the results of 1st quarter 2005 on Tuesday, 19 April at 04.15 pm.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.



Place and address: Høyres Hus, Stortingsgaten 20 (6th floor), Oslo

For participation, please contact: Helena Vatnebryn
Phone: +47 66 79 92 19 or e-mail: helena.vatnebryn@tomra.no

Material availability: The power point presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.



Tirsdag 19. april kl.16:15 presenterer påtroppende konsernsjef Amund Skarholt resultatene for 1. kvartal 2005.

Presentasjonen blir sendt som direkte overføring på www.tomra.com og www.oslobors.no/webcast. Et opptak av presentasjonen vil være tilgjengelig umiddelbart etter avsluttet presentasjon.

Sted: Høyres Hus, Stortingsgaten 20 (6. etasje), Oslo

Påmelding: Helena Vatnebryn
Tel: +47 66 79 92 19 eller e-mail: helena.vatnebryn@tomra.no

Tilgjengelig materiale: Powerpoint-presentasjonen og kvartalsrapporten blir sendt ut samtidig med starten på direktesendingen og gjøres tilgjengelig på www.tomra.com (investor relations-sidene), på www.oslobors.no og på www.huginonline.com.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: GENERALFORSAMLINGSINFO Til: 25.01.2

08.04.05 13:58 Marked=OB TOM **GENERALFORSAMLING / ANNUAL SHAREHOLDERS` MEETING** generalforsamlingsinfo

---

Det vises til punkt 5 i vedlegg til innkalling til ordiær generalforsamling.

For ordens skyld presiseres det at utbytte vil bli utbetalt aksjonærer per 19. april 2005, i henhold til VPSregisteret når handler til og med 19. april 2005 er registrert. Aksjene vil altså bli handlet exutbytte fra og med 20. april 2005.

Reference is made to item 5 in the enclosure to the notice of the Annual Shareholders` Meeting.

For the sake of good order, it should be noted that any dividend will be paid to shareholders as of 19 April 2005, according to the VPS when updated for transfers up to and including 19 April 2005. Hence, the shares will be traded ex-dividend from 20 April 2005.

20.04.05 07:41 Marked=OB TOM **1ST QUARTER RESULTS 2005 / RESULTATER 1. KVARTAL 2005** delårsresultat 1948K 196K

---

* Revenues 599 MNOK (+1 percent relative to first quarter 2004)
* Operating profit 10 MNOK (42 MNOK last year)
* Acquisition of Orwak Group completed in February 2005
* Preparations for national deposit system in Germany continue
* 7 percent revenue growth in USD in North American operations

RVM Technology
Revenue in RVM Technology amounted to 250 MNOK in the first quarter 2005 versus 318 MNOK in 2004 - a decrease of 21 percent. Revenue adjusted for currency fluctuations declined by 18 percent primarily due to lower machine sales in Europe. As a direct result of the decline in revenue, operating profit fell to 31 MNOK in the first quarter 2005 against 59 MNOK in first quarter 2004.

Revenue in Europe equaled 169 MNOK in the first quarter 2005 - a decline of 26 percent versus first quarter 2004.

Revenue in US East and Canada equaled 12.8 MUSD in the first quarter 2005 - unchanged from first quarter 2004. Revenue measured in NOK decreased by 9 percent to 81 MNOK.

Constructive processes in Germany related to establishing a national deposit system as of May 2006 are underway. TOMRA continues to assist industry stakeholders with technology and system competency.

Collection & Materials Handling
Revenue within Collection & Materials Handling in the first quarter 2005 increased by 10 percent to 29.8 MUSD. Revenue measured in NOK decreased by 1 percent to 187 MNOK. Margins also improved in the first quarter 2005 compared to 2004 due to improved performance in California and effects from cost cutting programs, which were implemented in 2004 in the materials handling operations (US East & Canada).

Recycling Technology
Traditionally, the first quarters within the recently acquired companies in Recycling Technology have had the lowest activity levels. This trend has also been evident in 2005 where revenue equaled 66 MNOK. As a consequence of the lower activity level, the Recycling Technology-segment had an operating loss of 9 MNOK.

The formal closing of the acquisition of Orwak Group AB occurred on 21 February 2005. The purchase price was based on an enterprise value of SEK 175 million and a conditional payment of up to SEK 20 million based on 2005 and 2006 earnings. TOMRA consolidated Orwak Group as of 1 January 2005.

Other non-deposit activities
Revenue within TOMRA`s other non-deposit activities increased by 12 percent to 96 MNOK mainly due to higher collection volumes in Brazil. Nearly all revenue in this segment is generated in Brazil. Operating loss decreased to 11 MNOK due to improved profitability in Brazil.

The TRC (Tomra Recycling Center) pilot being tested together with Tesco in the UK has shown promising results with respect to center performance, consumer response and stakeholder interest.

The collection test centers operated by TOMRA and Sumitomo in the Tokyo / Yokohama region in Japan, have been deemed a success. A decision on a cooperation model between TOMRA and Sumitomo is targeted for conclusion in the middle of 2005.

---

* Inntekter 599 MNOK (+1 prosent sammenlignet med første kvartal 2004)
* Driftsresultat 10 MNOK (42 MNOK i første kvartal 04)
* Oppkjøp av Orwak Group i februar 2005
* Forberedelser til et nasjonalt retursystem i Tyskland fortsetter
* 7 prosent inntektsvekst (målt i USD) i Nord Amerika virksomheten

RVM Technology
Inntektene i RVM Technology beløp seg til 250 MNOK i første kvartal 2005 sammenlignet med 318 MNOK i 2004 - en nedgang på 21 prosent. Inntektene justert for valutapåvirkning, falt med 18 prosent som i hovedsak skyldes lavere maskinsalg i Europa. Som en direkte konsekvens av de lavere inntektene, falt driftsresultatet til 31 MNOK i første kvartal 2005 sammenlignet med 59 MNOK i første kvartal 2004.

Omsetningen i Europa ble 169 MNOK i første kvartal 2005 - en nedgang på 26 prosent sammenlignet med første kvartal 2004.

På østkysten av USA samt i Canada ble inntekten 12,8 MUSD i første kvartal 2005 - uforandret fra første kvartal 2004. Omsetningen målt i NOK minskede med 9 prosent til 81 MNOK.

Det pågår konstruktive prosesser i Tyskland relatert til etablering av et nasjonalt retursystem som vil tre i kraft i mai 2006. TOMRA fortsetter å bistå industrien med teknologikunnskap og systemkompetanse.

Collection & Materials Handling
Inntektene innenfor innsamling og materialhåndtering økte med 10 prosent til 29,8 MUSD i første kvartal 2005. Inntekter målt i NOK falt med 1 prosent til 187 MNOK. Marginene økte også i første kvartal 2005 sammenlignet med 2004 på grunn av økte volumer i California og kostnadsreduseringsprogram som ble implementert i 2004 innenfor virksomheter tilknyttet materialhåndtering (østkysten av USA og Canada).

Recycling Technology
De nylig oppkjøpte selskapene innenfor segmentet Recycling Technology, har tradisjonelt hatt en lav aktivitet i første kvartal. Denne trenden har også vært synlig i 2005 der inntektene ble 66 MNOK. Som en konsekvens av den lave aktiviteten, hadde Recycling Technology-segmentet et tap på driften på 9 MNOK.

Oppkjøpet av Orwak Group AB ble formelt inngått 21. februar 2005. Kjøpesummen var SEK 175 millioner på gjeldfri basis pluss mulige tilleggsutbetalinger på inntil SEK 20 millioner avhengig av Orwak Groups inntjening i 2005 og 2006. TOMRA konsoliderte Orwak Group fra og med 1. januar 2005.

Other non-deposit activities
Omsetningen innenfor Tomras ikke-pant aktiviteter økte med 12 prosent til 96 MNOK og dette skyldes i hovedsak økt innsamlingsvolum i Brasil. Nesten alle inntekter innenfor dette segmentet er generert i Brasil. Driftstapet falt til 11 MNOK på grunn av økt lønnsomhet i Brasil.

Testen av pilotprosjektet TRC (Tomra Recycling Center) sammen med Tesco i Storbritannia, har fungert tilfredsstillende teknisk. I tillegg har man fått en positiv respons fra konsumenter og øvrige interessenter.

Resirkuleringssentrene drevet av TOMRA og Sumitomo i Tokyo/Yokohama regionen i Japan har vist seg å være vellykkede. TOMRA og Sumitomo arbeider mot at en beslutning om en samarbeidsmodell kan bli tatt i midten av 2005.

13.07.05 08:43 Marked=OB TOM **TOMRA - SECOND QUARTER RESULTS 2005** delårsresultat 247K

Revenues 687 MNOK (+16 percent relative to second quarter 2004)
Operating profit (excluding restructuring charges) 40 MNOK (42 MNOK last year)
Operating loss (including 135 MNOK in restructuring charges) 95 MNOK

RVM Technology
Revenue in RVM Technology amounted to 278 MNOK in the second quarter 2005 versus 301 MNOK in 2004, a decrease of 8 percent. Year-to-date revenue is down 15 percent. The decline in operating profit is primarily due to lower sales and restructuring charges of 46 MNOK.

Europe
The acitivity is lower in Finland and Sweden, but the activity is increasing in Denmark. Several new store openings have positively impacted technology sales in Denmark, which is expected to continue in the second half of 2005. Based on new legislation in Holland, deposit on non-refillable containers equal to or larger than 1.0 liters will be implemented as of 1 January 2006. The new legislation is expected to impact TOMRA`s operations positively in the second half of 2005, and TOMRA has so far received orders for more than 100 new machines.
Germany
DPG Deutsche Pfandsystem GmbH (DPG) was recently founded to establish and administer a national deposit system for non-refillable beverage containers in Germany. An important pillar in such a system is the security marking of deposit containers. DPG has signed a pre-contract with Bundesdruckerei GmbH to deliver such a security solution. TOMRA is Bundesdruckerei`s partner and technology supplier in this project.

US East & Canada
Revenue measured in NOK increased by 3 percent to 92 MNOK. Machine installments under the previously announced 6.5 MUSD contract with a New York-based retailer positively impacted the second quarter 2005 performance.

Collection & Materials handling
Revenue measured in NOK increased by 3 percent to 210 MNOK. The increase in revenue was mainly driven by growth in the collection operations. Margins also improved in the second quarter 2005 compared to 2004 due to improved performance in California.

Strong recovery in Recycling Technology from first quarter 2005
Operations within TiTech and Orwak Group improved considerably in the second quarter 2005 versus a very weak first quarter 2005. TOMRA anticipates improved performance during second half of 2005 versus first half 2005 based on a sound order backlog at the end of the second quarter 2005.

Activities initiated to divest Brazilian operation
As part of its on-going strategy discussions, TOMRA has decided that the Brazilian operations are out of strategic scope. As a consequence, activities to sell the Brazilian operations have been initiated.

TRC pilot in the UK
TOMRA installed an additional two TRC`s in the UK, bringing

the total to three centers. Another three centers are scheduled for installation in July and August 2005. An evaluation of the TRC business model performance will be conducted in the fourth quarter of 2005.

Japan
In the second quarter 2005 Sumitomo has successfully sold two RVM-based recycling centers in Tokyo. The technology and concept continue to be well received. Decisions by municipalities to invest in recycling centers in the fall of 2005 are key factors in the further development of the Japanese business model. The partnership with Sumitomo is important in this respect.



14.10.05 08:00 Marked=OB TOM **THIRD QUARTER RESULTS 2005 / RESULTATER 3. KVARTAL 2005** delårsresultat 474K

Revenues of 701 MNOK (+5 percent relative to third quarter 2004)
Operating profit of 79 MNOK before restructuring charges (83 MNOK last year)
Operating profit of 73 MNOK including 6 MNOK in restructuring charges (76 MNOK last year)

RVM Technology
Revenues in RVM Technology amounted to 299 MNOK in the third quarter 2005 vs 303 MNOK in 2004, a decrease of 1 percent. Year-to-date revenues are down 10 percent due to currency effects and lower sales in first half 2005.

Europe
Revenues in Europe equaled 201 MNOK in the third quarter 2005, a decrease of 4 percent vs 2004. Revenues increased by 2 percent adjusted for currency fluctuations. The increase is driven by new store openings in Denmark and orders in Holland related to the introduction of new deposit legislation in January next year.

In August, TOMRA received an order from GLOBUS worth between 4.1 and 6.5 MEUR. TOMRA will deliver ~100 reverse vending systems to GLOBUS` hypermarkets in Germany. On 4 October, TOMRA received its largest single order in the company`s history. The German retailer Aldi Süd ordered 1,200 reverse vending machines for non-refillable containers with an option for up to 500 additional machines.

US East & Canada
Revenues measured in NOK increased by 4 percent to 98 MNOK. Increased volumes through existing installations and continued progress in new installations are the main reasons for this increase.

Tomra Production AS
As a consequence of increased activity level in TOMRA caused by the implementation of a nationwide deposit system in Germany, TOMRA has decided to postpone a potential change of strategic ownership of Tomra Production AS.

Collection & Materials handling
Revenues within Collection & Materials Handling increased by 4 percent to 247 MNOK. The increase in revenues was mainly driven by growth in the collection operations (US West/California). Margins also improved in the third quarter 2005 compared to 2004 due to improved performance in both California and the US East materials handling operations.

Recycling Technology
Operations within TiTech and Orwak Group are continuing to improve after a weak first quarter. Operating profit margin for the third quarter 2005 equaled 16% on revenues of 95 MNOK.

Other non-deposit activities
Revenues in the third quarter 2005 decreased by 41 percent to 60 MNOK due to the sale of TOMRA`s Brazilian operations to Aleris International Inc. on 31 August 2005. The transaction involved a cash payment of 122 MNOK.

Japan
The prerequisites for a successful business model in Japan are in place. Together with Sumitomo, TOMRA has created a strong platform for implementing an RVM-based collection infrastructure in Tokyo. However, most likely we will not see significant volumes from Japan before 2007/2008.

TRC pilot in the UK
TOMRA installed an additional two TRC`s, bringing the total to five centers. Investments in the project during third quarter 2005 equaled 4.5 MNOK, down from 6.5 MNOK last year. The business model depends on high collected volumes in order to finance investments in technology. However, current collection volumes at the centers are below the targeted volumes. Various incentive schemes have been implemented to generate higher return rates.

Inntekter 701 MNOK (+5 % sammenlignet med 3. kvartal 2004)
Driftsresultat på 79 MNOK før restruktureringskostnader (83 MNOK i 3. kvartal 2004)
Driftsresultat på 73 MNOK inklusive 6 MNOK i restruktureringskostnader (76 MNOK i 3. kvartal 2004)

RVM Technology
Inntektene i RVM Technology ble 299 MNOK i 3. kvartal 2005 sammenlignet med 303 MNOK i 2004, en nedgang på 1%. Akkumulert pr. 3. kvartal 2005 er det en nedgang på 10%, noe som i hovedsak skyldes valutasvingninger og lavere salg i første halvår 2005.

Europa
Inntekter i Europa ble 201 MNOK i 3. kvartal 2005 - en nedgang på 4% sammenlignet med 3. kvartal 2005. Justert for valutasvingninger økte inntekten med 2%. Økningen skyldes hovedsakelig åpning av nye butikker i Danmark, samt ordre fra Holland relatert til implementeringen av utvidet pantelov fra. 1. januar 2006.

I august mottok TOMRA en ordre fra GLOBUS til en verdi av 4.1 - 6.5 MEUR. TOMRA vil levere ~100 pantautomat-systemer til GLOBUS` hypermarkeder i Tyskland. 4. oktober mottok TOMRA den største enkeltordren i selskapets historie. Den tyske dagligvarekjeden Aldi Süd har bestilt 1,200 pantemaskiner for ikke-gjenfyllbar drikkevare-emballasje, med en opsjon på opptil 500 ytterligere maskiner.

US East & Canada
Inntektene målt i NOK økte med 4% til 98 MNOK. Økningen i inntektene er i hovedsak knyttet til vekst i volum for eksisterende installasjoner samt en økning i antall nye installasjoner.

Tomra Production AS
Som en konsekvens av et økt aktivitetsnivå i TOMRA grunnet implementeringen av et nasjonalt pantesystem i Tyskland, har TOMRA besluttet å utsette en mulig endring av strategisk eierskap i Tomra Production AS.

Collection & Materials handling
Inntektene innen Collection & Materials handling økte med 4% til 247 MNOK. Økningen i inntekter skyldes hovedsakelig vekst i innsamlingsvirksomheten (Vestkysten/California). Marginene bedret seg også i 3. kvartal sammenlignet med 2004, noe som skyldes forbedring i driften både i California og på Østkysten.

Recycling Technology
Virksomheten viser fortsatt fremgang etter et svakt 1.

kvartal. Driftsresultatet for 3. kvartal 2005 ble 16% på en omsetning på 95 MNOK.

Other non-deposit activities
Inntektene i 3. kvartal 2005 gikk ned med 41% til 60 MNOK versus fjoråret på grunn av salget av TOMRAs Brasil-virksomhet til Aleris Internations Inc. den 31. august 2005. Transaksjonen gav et kontantoppgjør på 122 MNOK.

Japan
Betingelsene for en vellykket forretningsmodell i Japan er på plass. Sammen med Sumitomo har TOMRA laget en sterk plattform for implementering av en RVM-basert innsamlingsløsning i Tokyo. Imidlertid vil vi sannsynligvis ikke se betydelige volumer fra Japan før i 2007/2008.

TRC-pilot i England
TOMRA har installert ytterligere to TRC`er i løpet av 3. kvartal, og totalt er 5 sentre nå i drift. Investeringer i prosjektet i løpet av kvartalet var 4,5 MNOK - en nedgang fra 6,5 MNOK for samme periode i fjor. Forretningsmodellen er avhengig av høye innsamlingsvolum for å kunne finansiere investeringer i teknologi. Pr. i dag er imidlertid innsamlingsvolumet lavere enn ønsket. Ulike incentiver er implementert for å kunne generere høyere volum.

Asker, 13 October 2005

Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: GENERALFORSAMLINGSINFO
Til: 25.01.2

MINUTES FROM AGM / PROTOKOLL

20.04.05 07:44 Marked=OB **TOM FRA GENERALFORSAMLING** generalforsamlingsinfo 18K 17K

Please find attached the approved protocol from Tomra`s annual Meeting of shareholders 19 April 2005.

A signed protocol has been faxed to Oslo Børs.

Vennligst se vedlagte protokoll fra TOMRAs ordiære generalforsamling 19.04.05.

Signert protokoll er fakset Oslo Børs.

TRANSLATED FROM NORWEGIAN FOR INFORMATION PURPOSES ONLY

PROTOCOL
ANNUAL MEETING OF SHAREHOLDERS OF TOMRA SYSTEMS ASA – 19 APRIL 2005

The annual meeting of shareholders of Tomra Systems ASA was carried out 19 April 2005 under the direction of the board's chairman, Jan Chr. Opsahl. The meeting was held in the company's office at Drengsrudhagen 2 in Asker, Norway.

98 representatives entitled to vote attended the meeting. When including shares registered by proxy, 31 052 726 out of the company's 178,486,559 shares were represented. This represents 17,40 % of the total amount of shares. A stock register listing the participating shareholders is available.

The company's auditor, KPMG, was represented by charted accountant Hennnig Aass at the annual meeting of shareholders.

The following items were discussed:

1. SIGNING OF THE PROTOCOL

Helge Nerland and Dag Thorkildsen were chosen to co-sign the protocol jointly with the chairman, Jan Chr. Opsahl.

2. APPROVAL OF THE NOTICE AND THE AGENDA

The annual meeting of shareholders was legally summoned according to the by-laws, and no comments were made to the summon. The annual meeting of shareholders was consequently pronounced legal by law.

3. REPORT BY MANAGEMENT ON THE STATUS OF THE COMPANY

The group's Chief Executive Officer, Amund Skarholt, went through the main items for the last year including the board of directors' report and the financial statement for 2004.

4. APPROVAL OF THE ANNUAL ACCOUNTS OF THE COMPANY AND THE GROUP

The Directors' report 2004

RESOLUTION: Against 5,797 nay votes and 213,953 blank votes, the Directors' report 2004 was approved.

Annual report 2004

The profit for Tomra Systems ASA in 2004 was NOK 94.0 millions. The board of directors' recommendation for the allocation of profit, including distribution of an ordinary dividend NOK 0.30 per share and extraordinary dividend of NOK 1.50 per share, was presented.

The company's auditor, KPMG as, represented by chartered accountant Henning Aass, presented the auditor's report.

RESOLUTION: The annual accounts for 2004 are approved. Pay-out of an ordinary dividend of NOK 0.30 and an extraordinary dividend of NOK 1.50 is also approved. In total, this equals NOK 1.80 per share. The dividend is to be paid out to those who are shareholders on 19 April 2005. TOMRA shares will be traded on the Oslo Stock Exchange excluding dividend (exclusion-date) as of 20 April 2005.

5. CHANGES TO ARTICLES OF ASSOCIATION

RESOLUTION: The Shareholders' Meeting unanimously approved the following changes to the Articles of Association.

§ 6 (added text): A nomination committee of two to four members shall be elected for one year at a time.

§ 7 (deleted text): ~~The Chairman of the Board of Directors shall chair the general meeting.~~

§ 8 (added/deleted text):
Point 3: elect members of the Board of Directors, the nomination committee and ~~if necessary~~ an auditor, who shall be a Certified Public Accountant.

§ 8 (added text): Point 4: set the remuneration of members of the Board of Directors, Board Committees and approve the auditor's remuneration.

6. APPOINTMENT OF FEES TO THE BOARD, BOARD COMMITTEES AND AUDITOR

RESOLUTION: The following board member fees are to be paid out:

Chairman of the Board	NOK 450,000 (unchanged from 2003)
External board members	NOK 250,000 (unchanged from 2003)
Internal board members	NOK 150,000 (unchanged from 2003)

In addition, a remuneration of NOK 20,000 per annum (unchanged from 2003) is to be paid to board members and other members for the work completed in the compensation committee, audit committee and nomination committee.

If a board member engages in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day, limited to NOK 150,000 per annum.

Based on the proposal from the nomination committee, an additional remuneration of NOK 100,000 is granted to the Board's Chairman as compensation for significant workload throughout the year.

Auditor fees are proposed paid according to bill of NOK 522,000 for Tomra Systems ASA in 2004.

7. ELECTION OF BOARD MEMBERS AND NOMINATION COMMITTEE

RESOLUTION: Against 578,940 nay votes, the meeting of shareholders elected following board of directors and auditor for 2005/2006:

Chairman of board:	Jan Chr. Opsahl (re-elected)
Board member:	Hanne de Mora (re-elected)
Board member:	Jørgen Randers (re-eleted)
Board member:	Rune Bjerke (re-elected)

To represent the employees in the board of directors, following members were elected:

Board member:	Klaus Nærø	(election period 2005-2007)
Board member:	Karen Michelet	(election period 2005-2007)

The meeting of shareholders elected the following nomination committee for 2005/2006:

Halvor Løken (committee chairman), Tom Knoff and Jan Chr. Opsahl

8. AUTHORIZATIONS TO THE BOARD OF DIRECTORS

A. Authorization on directed issues regarding acquisitions or mergers

RESOLUTION: Against 12,400 nay votes and 5,797 blank votes, the Board is given authorization to conduct directed issues of up to a maximum of 17,800,000 shares (9.9%) with a par value of NOK 1 at a price close to the market value at the time of issue. The issue can only be utilized as payment connected to mergers with or acquisitions of companies. The authorization shall be valid until the ordinary shareholders' meeting in the spring of 2006. This implies that shareholders must waive their right of priority according to Allmennaksjeloven (General Law on Stock Companies) § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly.

B. Authorization for option program for the employees in the Tomra Group

RESOLUTION: Against 804,611 nay votes and 5,797 blank votes, the Board has authority to increase the share capital as follows:

a) for the option program for employees for the period 2002-07, up to 1,310,000 shares (0.7%) with a par value of NOK 1 at a price of NOK 86.00;
b) for the option program for employees for the period 2003-08, up to 900,000 shares (0.5%) with a par value of NOK 1 at a price of NOK 45.10;
c) for the option program for employees for the period 2004-09, up to 550,000 shares (0.3%) with a par value of NOK 1 at a price of NOK 40,10.

All of the above issues are towards employees of the TOMRA group. Existing shareholders must waive their right of priority according to Allmennaksjeloven § 10-4. If the authorization is used, the Board may change the by-laws §4 accordingly. The authorization shall be valid until the shareholders' meeting in the Spring of 2007.

The meeting of shareholders was concluded at 8.00 pm.

Asker, 19. April 2005

....	....	....
Jan Chr. Opsahl	Helge Nerland	Dag Thorkildsen

PROTOKOLL
ORDINÆR GENERALFORSAMLING I
TOMRA SYSTEMS ASA - 19. APRIL 2005

Den 19. april 2005 ble ordinær generalforsamling holdt i Tomra Systems ASA under ledelse av styrets formann, Jan Chr. Opsahl. Møtet ble holdt i selskapets lokaler i Drengsrudhagen 2 i Asker.

98 stemmeberettigede aksjonærer møtte. Inklusive registrerte fullmakter var 31.052.726 aksjer av selskapets i alt 178.486.559 aksjer representert. Dette utgjør 17,40% av totalt antall aksjer. Aksjebok med de fremmøtte aksjonærer foreligger.

Selskapets revisor, KPMG as, var på generalforsamlingen representert ved statsautorisert revisor Henning Aass.

Følgende saker ble behandlet:

1. UNDERTEGNING AV PROTOKOLL

Helge Nerland og Dag Thorkildsen ble valgt til å medundertegne protokollen sammen med møteleder, Jan Chr. Opsahl.

2. GODKJENNING AV INNKALLING OG DAGSORDEN

Den ordinære generalforsamling var i henhold til vedtektene lovlig innkalt, og det fremkom ingen bemerkninger til innkallingen. Den ordinære generalforsamling ble derfor erklært lovlig satt.

3. ADMINISTRASJONENS REDEGJØRELSE FOR SELSKAPETS STATUS

Konsernsjef Amund Skarholt gjennomgikk hovedpunkter fra det forløpne år inklusive styrets beretning 2004 og regnskapet for 2004.

4. FASTSETTELSE AV SELSKAPETS OG KONSERNETS ÅRSOPPGJØR

Styrets årsberetning 2004
VEDTAK: Styrets beretning for 2004 ble godkjent mot 5.797 stemmer og 213.953 blanke stemmer.

Årsregnskap 2004
Overskudd for 2004 ble NOK 94,0 millioner i Tomra Systems ASA. Styrets anbefaling til disponering av overskuddet ved utdeling av et ordinært utbytte på NOK 0,30 samt et ekstraordinært utbytte på NOK 1,50 (totalt NOK 1,80 pr. aksje) ble fremlagt.

Selskapets revisor, KPMG as, representert ved statsautorisert revisor Henning Aass,

leste opp revisors beretning.

VEDTAK: Årsoppgjøret for 2004 godkjennes. Det utbetales et ordinært utbytte på NOK 0,30, samt et ekstraordinært utbytte på NOK 1,50. Totalt NOK 1,80 pr aksje. Utbyttet utbetales til de som er selskapets aksjonærer pr. 19. april 2005. Aksjene vil bli notert eksklusive utbytte på Oslo Børs fra og med 20. april 2005.

5. VEDTEKTSENDRINGER

VEDTAK: Generalforsamlingen vedtok enstemmig neden foreslåtte endringer i vedtektene.

§ 6 (tillegg): Det skal velges en nominasjonskomité som skal bestå av fra 2 til 4 medlemmer. Disse velges for 1 år av gangen.

§ 7 (slettet): ~~Styrets forman leder generalforsamlingen~~.

§ 8 (tillegg/slettet): Punkt 3. å velge styremedlemmer, "nominasjonskomiteen" og "~~eventuelt~~" revisor, som skal være statsautorisert.

§ 8 (tillegg): Punkt 4. å fastsette godtgjørelse til styremedlemmer, styrekomiteer og godkjenne godtgjørelse til revisor.

6. FASTSETTELSE AV HONORAR TIL STYRET, KOMITEER OG REVISOR

VEDTAK: Generalforsamlingen vedtok enstemmig følgende styrehonorar for 2004:

Styrets formann	NOK	450.000,-
Eksterne styremedlemmer	NOK	250.000,-
Interne styremedlemmer	NOK	150.000,-

I tillegg vedtok generalforsamlingen at det utbetales en godtgjørelse på kr. 20.000,- pr. år for styremedlemmer og andre medlemmers arbeid i kompensasjons-, revisjons- og nominasjonskomiteene.

Generalforsamlingen vedtok at et styremedlem som engasjeres for ekstraordinær bistand utover ordinært styre- og komitéarbeid, vil få en godtgjørelse på kr. 10.000 per dag, maksimert til kr. 150.000 pr år.

Det ble vedtatt at et tilleggshonorar på NOK 100.000 skal utbetales til styrets formann for betydelig arbeidsbelastning gjennom året.

Generalforsamlingen vedtok videre enstemmig at revisor for Tomra Systems ASA skal honoreres etter regning NOK 522.000 for 2004.

7. VALG AV STYRE OG NOMINASJONSKOMITE

VEDTAK: Generalforsamlingen vedtok mot 578.940 stemmer følgende styre for 2005/2006:

Styreformann: Jan Chr. Opsahl (gjenvalg)

Styremedlem:	Hanne de Mora	(gjenvalg)
Styremedlem:	Jørgen Randers	(gjenvalg)
Styremedlem:	Rune Bjerke	(gjenvalg)

Som representant til styret fra de ansatte er følgende valgt:

Styremedlem:	Klaus Nærø	(Valgperiode 2005-2007)
Styremedlem:	Karen Michelet	(Valgperiode 2005-2007)

Generalforsamlingen vedtok enstemmig følgende nominasjonskomité for 2005/2006:

Halvor Løken (leder), Tom Knoff og Jan Chr. Opsahl.

8. EMISJONSFULLMAKTER TIL STYRET

A. Fullmakt til rettede emisjoner for oppkjøp eller fusjoner

VEDTAK: Generalforsamlingen vedtok mot 12.400 stemmer og 5.797 blanke stemmer å gi styret fullmakt å gjennomføre rettede emisjoner innenfor en totalramme på inntil 17 800 aksjer (9,9 %) pålydende NOK 1 til en kurs nær markedskurs på emisjonstidspunktet. Emisjonen skal kun benyttes ved fusjon eller oppkjøp av selskaper. Fullmakten skal gjelde frem til ordinær generalforsamling våren 2006. Dette innebærer at aksjonærene må frafalle sin fortrinnsrett etter Allmennaksjelovens §10-4. I den grad fullmakten utøves, kan styret endre vedtektenes § 4 tilsvarende.

B. Fullmakt til opsjonsordning for ansatte og ledere i TOMRA-gruppen

VEDTAK: Generalforsamlingen vedtok mot 804.611 stemmer og 5.797 blanke stemmer å gi styret fullmakt til å utvide aksjekapitalen som følger:

a) for opsjonsordningen for ansatte for 2002-2007: inntil 1.310.000 aksjer (0,7%) pålydende NOK 1 til kurs NOK 86,00;
b) for opsjonsordningen for ansatte for 2003-2008: inntil 900.000 aksjer (0,5%)
pålydende NOK 1 til kurs NOK 45,10;
c) for opsjonsordningen for ansatte for 2004-2009: inntil 550.000 aksjer (0,3%) pålydende NOK 1 til kurs NOK 40,10;

alt gjennom rettede emisjoner mot ansatte i TOMRA-gruppen. Eksisterende aksjonærers fortrinnsrett etter Allmennaksjelovens §10-4 fravikes. I den grad fullmakten utøves, kan styret endre vedtektenes §4 tilsvarende. Fullmaktene skal gjelde frem til ordinær generalforsamling våren 2007.

Generalforsamlingen ble hevet kl. 20.00

Asker, 19. april 2005

.... Jan Chr. Opsahl

.... Helge Nerland

.... Dag Thorkildsen

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: EKS.DATO
Til: 25.01.2

20.04.05 08:08 Marked=OB **TOM EX DIVIDEND NOK 1,80 TODAY/EKS. UTBYTTE NOK 1,80 I DAG** eks.dato

The shares in Tomra Systems ASA will be traded ex dividend of NOK 1,80 as of today, 20 April 2005.

Aksjene i Tomra Systems ASA noteres eks utbytte kr 1,80 fra og med i dag, 20.04.2005.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: ORGANISASJONSENDRING
Til: 25.01.2

11.05.05 08:02 Marked=OB **TOM COO RESIGNS / KONSERNDIREKTØR FRATRER** organisasjonsendring

---

In connection with changes in the management structure in TOMRA, Executive Vice President & COO Morthen Johannessen has decided to resign from his position as of 31 May 2005. Contact CEO Amund Skarholt at + 47 97 55 94 25 regarding questions to this topic.

Med bakgrunn i endringer i ledelsesstruktur i TOMRA har konserndirektør Morthen Johannessen valgtå si opp sin stilling per 31. mai 2005. Evt. spørsmål kan rettes til konsernsjef Amund Skarholt på 97 55 94 25.

19.05.05 11:43 Marked=OB TOM **ORGANIZATIONAL CHANGES/ORGANISASJONSENDRINGER** organisasjonsendring

---

In order to create a structure which increases the operational focus within TOMRA, several organizational changes have been made.

A process has been initiated to split Business Unit Europe into three regions as follows:

- Nordic, consisting of Norway, Denmark, Finland and Sweden, will be led by Håkan Erngren, who is the current manager of the Swedish operation;
- Germany, based on its size and potential, will be a separate region as today, and will be led by Heiner Bevers; and
- Central Europe, consisting of the operations in BeNeLux, Austria, Switzerland, Poland and France, will form a separate region. The manager will be announced at a later stage.

The transformation process in Europe will be managed by André Løvestam, who is the President of Business Unit Europe. When the process is concluded, the three regional managers will report directly to CEO Amund Skarholt.

The TRC project in the UK, managed by Terje Hanserud, has been transferred from the Recycling Solutions unit to Technology, which is led by Harald Henriksen.

Recycling Solutions, which has been renamed to Business Development, will then consist of TiTech, Orwak Group, Japan and business development in general. The Business Development unit will be led Trond K. Johannessen.

Fredrik Witte, who is the Investor Relations Officer in TOMRA, will as of 1 September 2005 take on the position as CFO in Business Unit North America. His successor in the IR role will be announced at a later stage.

Questions can be addressed to CEO Amund Skarholt at +47 97 55 94 25 or IRO Fredrik Witte at +47 97 01 67 69.

For å øke fokus på den operasjonelle virksomheten i TOMRA er det gjort enkelte endringer i TOMRA organisasjonen.

En prosess for å dele BU Europe i tre regioner er igangsatt:

- Nordic, bestående av TOMRAs virksomheter i Norge, Sverige, Finland, Danmark og Baltikum under ledelse av Håkan Erngren som er nåværende sjef for TOMRAs datterselskap i Sverige,
- Tyskland, basert på størrelse og potensial, vil utgjøre en egen region under ledelse av Heiner Bevers, og
- Central Europe-enheten, bestående av virksomhetene i BeNeLux, Østerrike, Sveits, Polen og Frankrike vil utgjøre en egen enhet. Lederen for denne enheten vil utpekes på et senere tidspunkt.

Regionaliseringsprosessen i Europa vil ledes av André Løvestam som er leder for BU Europe. Når prosessen er fullført vil lederne for de tre regionene rapportere direkte til konsernsjef Amund Skarholt.

TRC prosjektet i Storbritannia, under ledelse av Terje Hanserud, flyttes fra Recycling Solutions til Technology enheten som ledes av Harald Henriksen.

Recycling Solutions som har endret navn til Business Development, vil bestå av TiTech, Orwak Group, Japan og andre forretningsutviklingsaktiviteter. Enheten vil ledes av Trond K. Johannessen.

Fredrik Witte vil pr. 1. september 2005 tiltre stillingen som CFO i Tomra North America. Hans erstatter i IR rollen vil annonseres på et senere tidspunkt.

Ta kontakt med konsernsjef Amund Skarholt på 97 55 94 25 eller IR-ansvarlig Fredrik Witte på 97 01 67 69 vedr. spørsmål.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER Til: 25.01.2

2ND QUARTER 2005 PRESENTATION/2. KV. 2005
31.05.05 12:34 Marked=OB TOM **PRESENTASJON** finansiell kalender

---

Please note that the time of the presentation of TOMRA`s
2nd quarter 2005 results has been changed to July 13, 2005
at 8:15 am. The venue remains unchanged at Høyres Hus,
Stortingsgaten 20 (6th floor), Oslo, Norway.

Tidspunktet for presentasjon av TOMRAs 2. kvartal 2005
resultater er endret til 13. juli 2005, kl. 0815. Sted:
Høyres Hus, Stortingsgaten 20 (6. etasje), Oslo.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: ORGANISASJONSENDRING
Til: 25.01.2

16.06.05 12:54 Marked=OB **TOM NEW IR CONTACT / NY IR KONTAKT** organisasjonsendring

---

Håkon Volldal (29) has been appointed as investor relations responsible in TOMRA. He will combine his current responsibilities within business development with his new IR role. Fredrik Witte, who is the current IRO, will overlap with Mr. Volldal in the coming months prior to taking on new responsibilities as CFO in Tomra North America.

Mr. Volldal`s contact information is:

Telephone (work): +47 66 79 92 29
Telephone (mobile): +47 97 71 99 73
Fax: +47 66 75 24 50
E-mail: hakon.volldal@tomra.no

Håkon Volldal (29) er blitt utnevnt som IRansvarlig i TOMRA. Han vil kombinere sine nåværende arbeidsoppgaver innenfor forretningsutvikling med sin nye IRrolle. Fredrik Witte, som er nåværende IR-ansvarlig i TOMRA, vil overlappe med Volldal i noen måneder inntil Witte overtar nye arbeidsoppgaver som finansdirektør i Tomra North America.

Håkon Volldals kontaktinfo er:

Telefon (arbeid): 66 79 92 29
Telefon (mobil): 97 71 99 73
Fax: 66 75 24 50
E-mail: hakon.volldal@tomra.no



NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: FINANSIELL KALENDER Til: 25.01.2

INV TO PRESENTATION 2Q 05/ INV TIL PRESENTASJON
16.06.05 13:43 Marked=OB **TOM 2KV 05**

finansiell kalender

President and CEO Amund Skarholt will present the results of 2nd quarter 2005 on Wednesday, 13 July at 8.15 am.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Høyres Hus, Stortingsgaten 20 (6th floor), Oslo

For participation, please contact: Helena Vatnebryn
Phone: +47 66 79 92 19 or e-mail: helena.vatnebryn@tomra.no

Material availability: The power point presentation and the quarterly report will be available at 8.15 am, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com.

Onsdag 13. juli kl.08:15 presenterer konsernsjef Amund Skarholt resultatene for 2. kvartal 2005.

Presentasjonen blir sendt som direkte overføring på www.tomra.com og www.oslobors.no/webcast. Et opptak av presentasjonen vil være tilgjengelig umiddelbart etter avsluttet presentasjon.

Sted: Høyres Hus, Stortingsgaten 20 (6. etasje), Oslo

Påmelding: Helena Vatnebryn
Tel: +47 66 79 92 19 eller e-mail: helena.vatnebryn@tomra.no

Tilgjengelig materiale: Powerpoint-presentasjonen og kvartalsrapporten blir sendt ut samtidig med starten på direktesendingen og gjøres tilgjengelig på www.tomra.com (investor relations-sidene), på www.oslobors.no og på www.huginonline.com.

SECURITY SOLUTION GERMANY/SIKKERHETSLØSNING TOM TYSKLAND

08.07.05 14:25 Marked=OB andre børsmeldinger

Reference is made to press releases made by DPG Deutsche Pfandsystem GmbH (`DPG`) and Bundesdruckerei GmbH. See www.bve-online.de and www.bundesdruckerei.de for the full text of both press releases.

In summary, DPG was recently founded to establish and administer a national deposit system for nonrefillable beverage containers in Germany. An important pillar in such a system is the security marking of deposit containers. DPG has signed a pre-contract with Bundesdruckerei to deliver such a security solution. TOMRA is Bundesdruckerei`s partner in this endeavour.

A field test will be held whereby Bundesdruckerei will make twenty recognition units - manufactured by TOMRA- available for testing purposes. During the course of the field test 50 million beverage containers will be marked with the security marking and be read by the recognition units. The system specifications will be open and made available to system suppliers.

Det henvises til pressemeldinger fra DPG Deutsche Pfandsystem GmbH (`DPG`) og Bundesdruckerei GmbH. Se www.bve-online.de og www.bundesdruckerei.de for pressemeldingenes fulle innhold.

Kort oppsummert ble DPG nylig opprettet forå etablere og administrere et nasjonalt pantesystem for ikkegjenfyllbar emballasje i Tyskland. Et viktig element i et slikt system er sikkerhetsmerkingen av panteemballasjen. DPG har signert en for-kontrakt med Bundesdruckerei forå levere en slik sikkerhetsløsning. TOMRA er Bundesdruckereis partner i forbindelse med sikkerhetsløsningen.

En test vil bli utført der Bundesdruckerei vil gøre tyve gjenkjenningsenheter - laget av TOMRA- tilgjengelig. I løpet av testperioden vil 50 millioner drikkevareenheter bli påført sikkerhetsmerkingen og lest av disse gjenkjenningsenhetene. Systemspesifikasjonene vil ære åpne og gjort tilgjengelig for systemleverandrer.

13.07.05 08:43 Marked=OB TOM **TOMRA - SECOND QUARTER RESULTS 2005** delårsresultat 247K

Revenues 687 MNOK (+16 percent relative to second quarter 2004)
Operating profit (excluding restructuring charges) 40 MNOK (42 MNOK last year)
Operating loss (including 135 MNOK in restructuring charges) 95 MNOK

RVM Technology
Revenue in RVM Technology amounted to 278 MNOK in the second quarter 2005 versus 301 MNOK in 2004, a decrease of 8 percent. Year-to-date revenue is down 15 percent. The decline in operating profit is primarily due to lower sales and restructuring charges of 46 MNOK.

Europe
The acitivity is lower in Finland and Sweden, but the activity is increasing in Denmark. Several new store openings have positively impacted technology sales in Denmark, which is expected to continue in the second half of 2005. Based on new legislation in Holland, deposit on non-refillable containers equal to or larger than 1.0 liters will be implemented as of 1 January 2006. The new legislation is expected to impact TOMRA`s operations positively in the second half of 2005, and TOMRA has so far received orders for more than 100 new machines.
Germany
DPG Deutsche Pfandsystem GmbH (DPG) was recently founded to establish and administer a national deposit system for non-refillable beverage containers in Germany. An important pillar in such a system is the security marking of deposit containers. DPG has signed a pre-contract with Bundesdruckerei GmbH to deliver such a security solution. TOMRA is Bundesdruckerei`s partner and technology supplier in this project.

US East & Canada
Revenue measured in NOK increased by 3 percent to 92 MNOK. Machine installments under the previously announced 6.5 MUSD contract with a New York-based retailer positively impacted the second quarter 2005 performance.

Collection & Materials handling
Revenue measured in NOK increased by 3 percent to 210 MNOK. The increase in revenue was mainly driven by growth in the collection operations. Margins also improved in the second quarter 2005 compared to 2004 due to improved performance in California.

Strong recovery in Recycling Technology from first quarter 2005
Operations within TiTech and Orwak Group improved considerably in the second quarter 2005 versus a very weak first quarter 2005. TOMRA anticipates improved performance during second half of 2005 versus first half 2005 based on a sound order backlog at the end of the second quarter 2005.

Activities initiated to divest Brazilian operation
As part of its on-going strategy discussions, TOMRA has decided that the Brazilian operations are out of strategic scope. As a consequence, activities to sell the Brazilian operations have been initiated.

TRC pilot in the UK
TOMRA installed an additional two TRC`s in the UK, bringing

the total to three centers. Another three centers are scheduled for installation in July and August 2005. An evaluation of the TRC business model performance will be conducted in the fourth quarter of 2005.

Japan

In the second quarter 2005 Sumitomo has successfully sold two RVM-based recycling centers in Tokyo. The technology and concept continue to be well received. Decisions by municipalities to invest in recycling centers in the fall of 2005 are key factors in the further development of the Japanese business model. The partnership with Sumitomo is important in this respect.

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.1

Meldingstype: BØRSPAUSE

Til: 25.01.2

26.08.05 13:04 Marked=OB **TOM OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1 Meldingstype: AVTALER Til: 25.01.2

26.08.05 13:04 Marked=OB **TOM ORDER IN GERMANY/ORDRE FRA TYSKLAND** avtaler

---

The German retailer GLOBUS SB-Warenhaus Holding has chosen TOMRA as its supplier of combined reverse vending machine systems for refillable and non-refillable containers. TOMRA and GLOBUS have therefore entered into an agreement for the delivery of reverse vending machine systems for all GLOBUS hypermarkets in Germany worth between 4.1 and 6.5 MEUR dependent upon the machine equipment chosen for the individual stores. The machines will be delivered during 2005.

Den tyske dagligvarekjeden GLOBUS SBWarenhaus Holding har valgt TOMRA som leverandør av kombinerte panteautomatsystemer for gjenfyllbar og ikkegjenfyllbar drikkevareemballasje. TOMRA og GLOBUS har derfor inngått en avtale om leveranse av panteautomatsystemer til GLOBUS` hypermarkeder i Tyskland verdt mellom 4.1 og 6.5 MEUR avhengig av maskinvalgene i de enkelte butikkene. Automatene vil bli levert i løpet av 2005.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: BØRSPAUSE
Til: 25.01.2

26.08.05 13:06 Marked=OB **TOM OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 13:10.

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.1

Meldingstype: AVTALER

Til: 25.01.2

31.08.05 08:14 Marked=OB **TOM SALE OF BRAZILIAN OPERATIONS/SALG AV BRASILVIRKSOMHET** avtaler

---

Tomra Systems ASA has signed an agreement regarding the sale of its two Brazilian subsidiaries Tomra South America LTDA and Tomra Latasa Reciclagem SA. The purchaser is an indirect, fully owned subsidiary of Aleris International, Inc (NYSE: ARS), one of the world`s largest aluminum recycling companies. In total, the sales price for the two companies is 19 million USD payable in cash. The transaction is not expected to have any material impact on TOMRA`s P&L.

Questions regarding the transaction can be directed to CEO Amund Skarholt (+47 97 55 94 25) or CFO Espen Gundersen (+47 66 79 92 41).

Tomra Systems ASA har signert en avtale om salg av sine to brasilianske datterselskap Tomra South America LTDA og Tomra Latasa Reciclagem SA. Kjøper er et indirekte, heleid datterselskap av Aleris International, Inc (NYSE: ARS), en av verdens største aktører innen resirkulering av aluminium. Salgssummen for de to selskapene er totalt 19 millioner USD med kontant oppgjør. Transaksjonen forventes ikke å ha noen vesentlig resultatmessig konsekvens for TOMRA.

Spørsmål i sakens anledning kan rettes til konsernsjef Amund Skarholt (+47 97 55 94 25) eller finansdirektør Espen Gundersen (+47 66 79 92 41).

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1

Meldingstype: FINANSIELL KALENDER Til: 25.01.2

INV TO PRESENTATION 3Q 05 / INV TIL PRESENTASJON finansiell kalender

12.09.05 14:06 Marked=OB **TOM 3KV 05**

President and CEO Amund Skarholt will present the results of 3rd quarter 2005 on Thursday 13 October at 4:15 pm.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Høyres Hus, Stortingsgaten 20 (6th floor), Oslo

For participation, please contact: Ragnhild Ringheim
Phone: +47 66 79 92 01 or e-mail: ragnhild.ringheim@tomra.no

Material availability: The power point presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (the investor relations pages), on www.oslobors.no and on www.huginonline.com

---

Torsdag 13. oktober 2005, kl.16:15, presenterer konsernsjef Amund Skarholt resultatene for 3. kvartal 2005.

Presentasjonen blir sendt som direkte overføring på www.tomra.com og www.oslobors.no/webcast. Et opptak av presentasjonen vil være tilgjengelig umiddelbart etter avsluttet presentasjon.

Sted: Høyres Hus, Stortingsgaten 20 (6. etasje), Oslo

Påmelding: Ragnhild Ringheim
Tel: +47 66 79 92 01 eller e-mail:ragnhild.ringheim@tomra.no

Tilgjengelig materiale: Powerpoint-presentasjonen og kvartalsrapporten blir sendt ut samtidig med starten på direktesendingen og gjøres tilgjengelig på www.tomra.com (investor relations-sidene), på www.oslobors.no og på www.huginonline.com

12.09.05 14:37 Marked=OB TOM **INV TO CAPITAL MARKETS DAY / INV TIL KAPITALMARKEDSDAG** finansiell kalender

---

Tomra Systems ASA invites all investors, fund managers and analysts to a Capital Markets Day on 8 November 2005 between 08:30 AM and 12:30 PM. Visiting address will be Drengsrudhagen 2, Asker. Registration will start at 8:00 AM.

TOMRA Group management will present updates on all business units, and there will also be a break to have a closer look at and learn more about the TOMRA Group products and solutions. Management will be available for questions during the day.

If you would like to attend the event, please send your confirmation to Ragnhild Ringheim via email at ragnhild.ringheim@tomra.no or via fax +47 66 79 91 15, including your contact information, by 1 November 2005.

Asker, 12 September 2005

Tomra Systems ASA

Tomra Systems ASA inviterer alle investorer, fondsforvaltere og analytikere til kapitalmarkedsdag 8.november 2005 mellom 08:30 og 12:30. Besøksadresse for dagen er Drengsrudhagen 2, Asker. Registrering vil starte klokken 08:00.

Ledelsen i TOMRA vil gi oppdateringer innenfor alle virksomhetsområder, og det vil også legges inn en pause for å se nærmere på og lære mer om produktene til TOMRA. Ledelsen vil være tilgjengelig forå svare på spørsmål under arrangementet.

Dersom du ønsker å delta på arrangementet kan du sende en bekreftelse til Ragnhild Ringheim på e-mail til ragnhild.ringheim@tomra.no eller på faks +47 66 79 91 15. Bekreftelsen bør inneholde dine kontaktdata og sendes innen 1.november 2005

Asker, 12.september 2005

Tomra Systems ASA

20.09.05 12:06 Marked=OB TOM **ORDER SITUATION IN GERMANY/ ORDRESITUASJONEN I TYSKLAND** andre børsmeldinger

With reference to the election in Germany last Sunday and rumours regarding potential orders of RVMs from German customers, TOMRA wants to comment on the situation in Germany.

At the moment TOMRA is involved in several test projects in Germany, and we also plan and negotiate with most of the German retailers. However, with the exception of the previously announced contract with GLOBUS, no final and binding agreements between TOMRA and potential customers have been signed.

Given this situation, we expect that there will be several rumours and speculations regarding potential orders in Germany going forward. TOMRA will not comment on these rumours and speculations, but we will immediately inform the market when contracts are signed.

For further comments, please contact President & CEO Amund Skarholt, phone +47 97 55 94 25.

Med bakgrunn i valget i Tyskland forrige søndag og rykter angående potensielle RVM-ordre fra tyske kunder, føler TOMRA et behov for å kommentere situasjonen i Tyskland.

TOMRA er per dags dato involvert i en rekke testprosjekter i Tyskland, og vi utreder, planlegger og forhandler også med de fleste aktørene i tysk dagligvarehandel. Med unntak av den tidligere annonserte ordren fra GLOBUS, er imidlertid ingen endelige og bindende kontrakter blitt signert mellom TOMRA og potensielle kunder.

Gitt denne situasjonen forventer vi at det vil oppstå en rekke rykter og spekulasjoner relatert til potensielle ordre i Tyskland fremover. TOMRA vil ikke kommentere disse ryktene og spekulasjonene, men vi vil informere markedet i det øyeblikket signerte avtaler inngåes.

For ytterligere informasjon, vennligst kontakt konsernsjef Amund Skarholt på tlf. 97 55 94 25.

Asker, 20 September 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: GENERALFORSAMLINGSINFO
Til: 25.01.2

27.09.05 08:15 Marked=OB **TOM EXTRAORD. SHAREHOLDERS MEETING/ EKSTRAORD. GENERALFORS.** generalforsamlingsinfo 21K

An extraordinary shareholders meeting of TOMRA SYSTEMS ASA will be held FRIDAY 14th OCTOBER 2005 AT 1 PM CET

On the agenda:

- Authorization to acquire up to 10,000,000 treasury shares
- Election of Grethe Aasved as director to the Board

Complete notice is attached.

Contactperson: CFO Espen Gundersen, +47 97 68 73 01

Det vil bli avholdt ekstraordinær generalforsamling i Tomra Systems ASA FREDAG 14 OKTOBER 2005 kl 13:00

På agendaen:

- Fullmakt til å kjøpe inntil 10.000.000 egne aksjer
- Valg av Grethe Aasved til nytt styremedlem

Komplett innkalling ligger vedlagt.

Kontaktperson: Finansdirektør Espen Gundersen, +47 97 68 73 01

INNKALLING TIL

EKSTRAORDINÆR

GENERALFORSAMLING I

TOMRA SYSTEMS ASA

Styret innkaller herved til ekstraordinær generalforsamling i Tomra Systems ASA den

14 oktober 2005 kl 13:00 i selskapets lokaler i Drengsrudhagen 2 i Asker. Registreringen starter 12:30.

Følgende saker foreligger til behandling:

1. Åpning av generalforsamlingen ved styrets leder. Registrering av fremmøtte aksjonærer
2. Valg av møteleder
3. Valg av en person til å undertegne protokollen sammen med møteleder
4. Godkjennelse av innkalling og dagsorden
5. Fullmakt til erverv av egne aksjer
6. Begrensninger vedrørende fullmakter til å forhøye aksjekapitalen
7. Valg av styremedlem

Styret og ledelsen ønsker alle aksjonærer velkommen til å delta på den ekstraordinære generalforsamlingen.

NOTICE OF

EXTRAORDINARY GENERAL

MEETING IN

TOMRA SYSTEMS ASA

Notice is hereby given by the board of directors for an extraordinary general meeting in Tomra Systems ASA on

14 October 2005 at 1pm in the offices of the company at Drengsrudhagen 2, Asker, Norway. Registration starts at 12:30.

The following issues will be considered:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders
2. Election of the chairman of the meeting
3. Election of one person to sign the minutes together with the chairman of the meeting
4. Approval of the notice of the meeting and the agenda
5. Authorisation to acquire treasury shares
6. Restrictions regarding authorisations to increase the share capital
7. Election of one additional director

The Board of Directors and Management welcome all shareholders to attend the extraordinary general meeting.

26. september/September 2005

TOMRA SYSTEMS ASA
Styret/The Board of Directors

Vedlegg til innkalling til ekstraordinær generalforsamling i Tomra Systems ASA

5. Fullmakt til erverv av egne aksjer

Tomra Systems ASA har meget god soliditet og likviditet, og styret anser at den finansielle kapasiteten er mer enn tilstrekkelig til å gjennomføre selskapets planer og strategier.

Konsernet har et løpende opsjonsprogram for sine ansatte. Ved utøvelse av de ansattes opsjoner ønsker styret å kunne benytte egne aksjer. Egne aksjer som ikke benyttes til å oppfylle utestående opsjoner, skal slettes ved senere kapitalnedsettelser.

På denne bakgrunn foreslår styret at generalforsamlingen treffer følgende vedtak om styrefullmakt for erverv av egne aksjer:

> *"Styret gis fullmakt til å erverve egne aksjer. Fullmakten gjelder frem til ordinær generalforsamling våren 2007. Den høyest pålydende verdien av de aksjer selskapet i alt kan erverve, er NOK 10 000 000. Erverv av egne aksjer skal foretas over børs og innenfor normal spread mot et vederlag på minimum NOK 20 og maksimum NOK 100 for hver aksje. Avhendelse av egne aksjer kan bare skje for å oppfylle aksjeopsjonsprogrammer for konsernets ansatte."*

6. Begrensninger vedrørende fullmakter til å forhøye aksjekapitalen

Styret foreslår at generalforsamlingen treffer følgende vedtak om styrets bruk av fullmakter til å forhøye aksjekapitalen:

> *"I den utstrekning selskapet eier et antall egne aksjer som er tilstrekkelig til å oppfylle aksjeopsjonsprogrammene for konsernets ansatte, kan styret ikke benytte eksisterende fullmakter til å vedta rettede emisjoner mot de ansatte."*

7. Valg av styremedlem

Nominasjonskomiteen har innstilt Grethe Aasved som nytt styremedlem. Grethe Aasved er født i 1954. Hun er utdannet lege og har hatt en rekke stillinger og verv innen helsevesenet. Fra 2001 har hun arbeidet som direktør for samfunnskontakt i Pfizer AS.

Nominasjonskomiteen foreslår at generalforsamlingen treffer følgende vedtak:

> *"Grethe Aasved velges som nytt styremedlem med umiddelbar virkning."*

Enclosure to notice of extraordinary general meeting in Tomra Systems ASA

5. Authorisation to acquire treasury shares

The solidity and liquidity of Tomra Systems ASA are very good and the board of directors finds that the financial capacity is more than sufficient to implement the company's plans and strategies.

The group has a running option programme for its employees. In connection with execution of the employees' options, the board of directors wishes to have the opportunity to utilise treasury shares. Treasury shares that are not utilised to cover outstanding options, shall be amortised in future capital reductions.

Based on this, the board of directors proposes that the general meeting pass the following resolution regarding an authorisation to acquire treasury shares:

> *"The board of directors is authorized to acquire treasury shares. The authorisation is valid until the ordinary general meeting spring 2007. The highest nominal value of the shares which the company altogether may acquire is NOK 10,000,000. Acquisition of treasury shares shall be executed over the stock exchange within a normal spread and the company shall pay a consideration of minimum NOK 20 and maximum NOK 100 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group."*

6. Restrictions regarding authorisations to increase the share capital

The board of directors proposes that the general meeting pass the following resolution regarding authorizations to the board of directors to increase share capital:

> *"To the extent the company owns a number of treasury shares which is sufficient to fulfil the stock option programmes for the employees of the group, the board of directors may not use existing authorisations to resolve to carry out private placements directed at the employees."*

7. Election of one additional director

The nomination committee has nominated Grethe Aasved as a new board member. Grethe Aasved is born in 1954. She is qualified doctor in medicine and has filled many positions and assignments within the public health service. From 2001 she has been working as director corporate affairs in Pfizer AS.

The nominations committee proposes that the general meeting pass the following resolution:

> *"Grethe Aasved is elected as new director of the board with immediate effect."*

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.1

Meldingstype: BØRSPAUSE

Til: 25.01.2

04.10.05 15:43 Marked=OB **TOM OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: AVTALER
Til: 25.01.2

04.10.05 15:44 Marked=OB **TOM ORDER FROM ALDI SÜD / ORDRE FRA ALDI SÜD** avtaler

---

The German retailer Aldi Süd, which has approximately 1,650 stores in Germany, has chosen TOMRA as its main supplier of reverse vending machine systems for nonrefillable beverage containers. TOMRA and Aldi Süd have therefore entered into an agreement for the delivery of approximately 1,200 reverse vending machine systems with an option for up to 500 additional machines. The deliveries will start in 2005, but the majority of the machines will be installed during first half 2006.



For further comments, please contact President & CEO Amund Skarholt, phone +47 97 55 94 25

Den tyske dagligvarekjeden Aldi Süd, som har ca. 1.650 butikker i Tyskland, har valgt TOMRA som sin hovedleverandør av panteautomatsystemer for ikke gjenfyllbar drikkevareemballasje. TOMRA og Aldi Süd har derfor inngått en avtale om leveranse av ca. 1.200 panteautomatsystemer med en opsjon på opptil 500 ytterligere maskiner. Leveransene starter i 2005, men vil i hovedsak skje i første halvår 2006.

For ytterligere informasjon, vennligst kontakt konsernsjef Amund Skarholt på tlf. 97 55 94 25

Asker, 4 October 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: BØRSPAUSE
Til: 25.01.2

04.10.05 15:45 Marked=OB **TOM OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 15:49.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.2
Meldingstype: GENERALFORSAMLINGSINFO Til: 23.12.2

27.09.05 08:15 Marked=OB TOM **EXTRAORD. SHAREHOLDERS MEETING/ EKSTRAORD. GENERALFORS.** generalforsamlingsinfo 21K

An extraordinary shareholders meeting of TOMRA SYSTEMS ASA will be held FRIDAY 14th OCTOBER 2005 AT 1 PM CET

On the agenda:
- Authorization to acquire up to 10,000,000 treasury shares
- Election of Grethe Aasved as director to the Board

Complete notice is attached.

Contactperson: CFO Espen Gundersen, +47 97 68 73 01

Det vil bli avholdt ekstraordinær generalforsamling i Tomra Systems ASA FREDAG 14 OKTOBER 2005 kl 13:00

På agendaen:
- Fullmakt til å kjøpe inntil 10.000.000 egne aksjer
- Valg av Grethe Aasved til nytt styremedlem

Komplett innkalling ligger vedlagt.

Kontaktperson: Finansdirektør Espen Gundersen, +47 97 68 73 01

INNKALLING TIL

EKSTRAORDINÆR

GENERALFORSAMLING I

TOMRA SYSTEMS ASA

Styret innkaller herved til ekstraordinær generalforsamling i Tomra Systems ASA den

14 oktober 2005 kl 13:00 i selskapets lokaler i Drengsrudhagen 2 i Asker. Registreringen starter 12:30.

Følgende saker foreligger til behandling:

1. Åpning av generalforsamlingen ved styrets leder. Registrering av fremmøtte aksjonærer
2. Valg av møteleder
3. Valg av en person til å undertegne protokollen sammen med møteleder
4. Godkjennelse av innkalling og dagsorden
5. Fullmakt til erverv av egne aksjer
6. Begrensninger vedrørende fullmakter til å forhøye aksjekapitalen
7. Valg av styremedlem

Styret og ledelsen ønsker alle aksjonærer velkommen til å delta på den ekstraordinære generalforsamlingen.

NOTICE OF

EXTRAORDINARY GENERAL

MEETING IN

TOMRA SYSTEMS ASA

Notice is hereby given by the board of directors for an extraordinary general meeting in Tomra Systems ASA on

14 October 2005 at 1pm in the offices of the company at Drengsrudhagen 2, Asker, Norway. Registration starts at 12:30.

The following issues will be considered:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders
2. Election of the chairman of the meeting
3. Election of one person to sign the minutes together with the chairman of the meeting
4. Approval of the notice of the meeting and the agenda
5. Authorisation to acquire treasury shares
6. Restrictions regarding authorisations to increase the share capital
7. Election of one additional director

The Board of Directors and Management welcome all shareholders to attend the extraordinary general meeting.

26. september/September 2005

TOMRA SYSTEMS ASA
Styret/The Board of Directors

Vedlegg til innkalling til ekstraordinær generalforsamling i Tomra Systems ASA

5. Fullmakt til erverv av egne aksjer

Tomra Systems ASA har meget god soliditet og likviditet, og styret anser at den finansielle kapasiteten er mer enn tilstrekkelig til å gjennomføre selskapets planer og strategier.

Konsernet har et løpende opsjonsprogram for sine ansatte. Ved utøvelse av de ansattes opsjoner ønsker styret å kunne benytte egne aksjer. Egne aksjer som ikke benyttes til å oppfylle utestående opsjoner, skal slettes ved senere kapitalnedsettelser.

På denne bakgrunn foreslår styret at generalforsamlingen treffer følgende vedtak om styrefullmakt for erverv av egne aksjer:

"Styret gis fullmakt til å erverve egne aksjer. Fullmakten gjelder frem til ordinær generalforsamling våren 2007. Den høyest pålydende verdien av de aksjer selskapet i alt kan erverve, er NOK 10 000 000. Erverv av egne aksjer skal foretas over børs og innenfor normal spread mot et vederlag på minimum NOK 20 og maksimum NOK 100 for hver aksje. Avhendelse av egne aksjer kan bare skje for å oppfylle aksjeopsjonsprogrammer for konsernets ansatte."

6. Begrensninger vedrørende fullmakter til å forhøye aksjekapitalen

Styret foreslår at generalforsamlingen treffer følgende vedtak om styrets bruk av fullmakter til å forhøye aksjekapitalen:

"I den utstrekning selskapet eier et antall egne aksjer som er tilstrekkelig til å oppfylle aksjeopsjons-programmene for konsernets ansatte, kan styret ikke benytte eksisterende fullmakter til å vedta rettede emisjoner mot de ansatte."

7. Valg av styremedlem

Nominasjonskomiteen har innstilt Grethe Aasved som nytt styremedlem. Grethe Aasved er født i 1954. Hun er utdannet lege og har hatt en rekke stillinger og verv innen helsevesenet. Fra 2001 har hun arbeidet som direktør for samfunnskontakt i Pfizer AS.
Nominasjonskomiteen foreslår at generalforsamlingen treffer følgende vedtak:

"Grethe Aasved velges som nytt styremedlem med umiddelbar virkning."

Enclosure to notice of extraordinary general meeting in Tomra Systems ASA

5. Authorisation to acquire treasury shares

The solidity and liquidity of Tomra Systems ASA are very good and the board of directors finds that the financial capacity is more than sufficient to implement the company's plans and strategies.

The group has a running option programme for its employees. In connection with execution of the employees' options, the board of directors wishes to have the opportunity to utilise treasury shares. Treasury shares that are not utilised to cover outstanding options, shall be amortised in future capital reductions.

Based on this, the board of directors proposes that the general meeting pass the following resolution regarding an authorisation to acquire treasury shares:

"The board of directors is authorized to acquire treasury shares. The authorisation is valid until the ordinary general meeting spring 2007. The highest nominal value of the shares which the company altogether may acquire is NOK 10,000,000. Acquisition of treasury shares shall be executed over the stock exchange within a normal spread and the company shall pay a consideration of minimum NOK 20 and maximum NOK 100 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group."

6. Restrictions regarding authorisations to increase the share capital

The board of directors proposes that the general meeting pass the following resolution regarding authorizations to the board of directors to increase share capital:

"To the extent the company owns a number of treasury shares which is sufficient to fulfil the stock option programmes for the employees of the group, the board of directors may not use existing authorisations to resolve to carry out private placements directed at the employees."

7. Election of one additional director

The nomination committee has nominated Grethe Aasved as a new board member. Grethe Aasved is born in 1954. She is qualified doctor in medicine and has filled many positions and assignments within the public health service. From 2001 she has been working as director corporate affairs in Pfizer AS.
The nominations committee proposes that the general meeting pass the following resolution:

"Grethe Aasved is elected as new director of the board with immediate effect."

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.2
Meldingstype: GENERALFORSAMLINGSINFO
Til: 23.12.2

14.10.05 14:07 Marked=OB TOM **MINUTES EX.ORD GENERAL MEETING / PROTOKOLL EX.ORD GF** generalforsamlingsinfo 444K

Please find attached the approved protocol from TOMRA`s Extraordinary General Meeting of 14 October 2005.

Vennligst se vedlagte protokoll fra TOMRAs ekstraordinære generalforsamling 14. oktober 2005.

Asker, 14 October 2005

Tomra Systems ASA

PROTOKOLL

FRA EKSTRAORDINÆR

GENERALFORSAMLING I

TOMRA SYSTEMS ASA

MINUTES OF

EXTRAORDINARY GENERAL

MEETING IN

TOMRA SYSTEMS ASA

Den 14. oktober 2005 ble det avholdt ekstraordinær generalforsamling i Tomra Systems ASA i selskapets lokaler i Drengsrudhagen 2 i Asker. Følgende saker var til behandling:

An extraordinary general meeting of Tomra Systems ASA was held on 14 October 2005 at the office of the company at Drengsrudhagen 2 in Asker. The following issues were on the agenda:

1. Åpning av møtet. Registrering av fremmøtte aksjonærer

Styrets leder, Jan Chr. Opsahl, åpnet generalforsamlingen og redegjorde for fremmøtet. 33.082.719 aksjer, tilsvarende 18,54% av aksjene var representert, hvorav 18,43% ved fullmakt.

1. Opening of the meeting. Registration of attending shareholders

The chairman of the board of directors, Jan Chr. Opsahl, opened the general meeting and advised that 33.082.719 shares, corresponding to 18,54% of the issued shares were represented, whereof 18,43% by proxy.

2. Valg av møteleder

Jan Chr. Opsahl ble valgt til møteleder.

2. Election of the chairman of the meeting

Jan Chr. Opsahl was elected to chair the general meeting.

3. Valg av person til undertegne å protokollen sammen med møteleder

Paal Wollert Johansen ble valgt til å undertegne protokollen sammen med møteleder.

3. Election of a person to sign the minutes together with the chairman of the meeting

Paal Wollert Johansen was elected to sign the minutes together with the chairman of the meeting.

4. Godkjennelse av innkalling og dagsorden

Innkallingen og dagsordenen ble godkjent.

4. Approval of the notice of the meeting and the agenda

The notice of the meeting and the agenda were approved.

5. Fullmakt til erverv av egne aksjer

5. Authorisation to acquire treasury shares

I samsvar med styrets forslag fattet generalforsamlingen følgende vedtak om styrefullmakt for erverv av egne aksjer:

"Styret gis fullmakt til å erverve egne aksjer. Fullmakten gjelder frem til ordinær generalforsamling våren 2007. Den høyest pålydende verdien av de aksjer selskapet i alt kan erverve, er NOK 10 000 000. Erverv av egne aksjer skal foretas over børs og innenfor normal spread mot et vederlag på minimum NOK 20 og maksimum NOK 100 for hver aksje. Avhendelse av egne aksjer kan bare skje for å oppfylle aksjeopsjonsprogrammer for konsernets ansatte."

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding authorisation to the board of directors to acquire treasury shares:

"The board of directors is authorized to acquire treasury shares. The authorisation is valid until the ordinary general meeting spring 2007. The highest nominal value of the shares which the company altogether may acquire is NOK 10,000,000. Acquisition of treasury shares shall be executed over the stock exchange within a normal spread and the company shall pay a consideration of minimum NOK 20 and maximum NOK 100 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group."

6. Begrensninger vedrørende fullmakter til å forhøye aksjekapitalen

I samsvar med styrets forslag fattet generalforsamlingen følgende vedtak om styrets bruk av fullmakt til å forhøye aksjekapitalen:

"I den utstrekning selskapet eier et antall egne aksjer som er tilstrekkelig til å oppfylle aksjeopsjonsprogrammene for konsernets ansatte, kan styret ikke benytte eksisterende fullmakter til å vedta rettede emisjoner mot de ansatte."

6. Restrictions regarding authorisations to increase the share capital

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding an authorisation to the board of directors to increase the share capital:

"To the extent the company owns a number of treasury shares which is sufficient to fulfil the stock option programmes for the employees of the group, the board of directors may not use existing authorisations to resolve to carry out private placements directed at the employees."

7. Valg av styremedlem

I samsvar med nominasjonskomiteens forslag fattet generalforsamlingen følgende vedtak:

"Grethe Aasved velges som nytt styremedlem med umiddelbar virkning."

7. Election of one additional director

Based on the proposal from the nomination committee, the general meeting passed the following resolution:

"Grethe Aasved is elected as new director of the board with immediate effect."

* * *

Det forelå ikke flere saker til behandling, og møtet ble hevet.

There were no further items on the agenda and the general meeting was adjourned.

Asker, 14 October 2005

Paal Wollert Johansen
(sign.)

Jan Chr. Opsahl
(sign.)

PROTOKOLL

FRA EKSTRAORDINÆR

GENERALFORSAMLING I

TOMRA SYSTEMS ASA

MINUTES OF

EXTRAORDINARY GENERAL

MEETING IN

TOMRA SYSTEMS ASA

Den 14. oktober 2005 ble det avholdt ekstraordinær generalforsamling i Tomra Systems ASA i selskapets lokaler i Drengsrudhagen 2 i Asker. Følgende saker var til behandling:

An extraordinary general meeting of Tomra Systems ASA was held on 14 October 2005 at the office of the company at Drengsrudhagen 2 in Asker. The following issues were on the agenda:

1. Åpning av møtet. Registrering av fremmøtte aksjonærer

Styrets leder, Jan Chr. Opsahl, åpnet generalforsamlingen og redegjorde for fremmøtet. 33.082.719 aksjer, tilsvarende 18,54% av aksjene var representert, hvorav 18,43% ved fullmakt.

1. Opening of the meeting. Registration of attending shareholders

The chairman of the board of directors, Jan Chr. Opsahl, opened the general meeting and advised that 33.082.719 shares, corresponding to 18,54% of the issued shares were represented, whereof 18,43% by proxy.

2. Valg av møteleder

Jan Chr. Opsahl ble valgt til møteleder.

2. Election of the chairman of the meeting

Jan Chr. Opsahl was elected to chair the general meeting.

3. Valg av person til undertegne å protokollen sammen med møteleder

Paal Wollert Johansen ble valgt til å undertegne protokollen sammen med møteleder.

3. Election of a person to sign the minutes together with the chairman of the meeting

Paal Wollert Johansen was elected to sign the minutes together with the chairman of the meeting.

4. Godkjennelse av innkalling og dagsorden

Innkallingen og dagsordenen ble godkjent.

4. Approval of the notice of the meeting and the agenda

The notice of the meeting and the agenda were approved.

5. Fullmakt til erverv av egne aksjer

5. Authorisation to acquire treasury shares

I samsvar med styrets forslag fattet generalforsamlingen følgende vedtak om styrefullmakt for erverv av egne aksjer:

"Styret gis fullmakt til å erverve egne aksjer. Fullmakten gjelder frem til ordinær generalforsamling våren 2007. Den høyest pålydende verdien av de aksjer selskapet i alt kan erverve, er NOK 10 000 000. Erverv av egne aksjer skal foretas over børs og innenfor normal spread mot et vederlag på minimum NOK 20 og maksimum NOK 100 for hver aksje. Avhendelse av egne aksjer kan bare skje for å oppfylle aksjeopsjonsprogrammer for konsernets ansatte."

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding authorisation to the board of directors to acquire treasury shares:

"The board of directors is authorized to acquire treasury shares. The authorisation is valid until the ordinary general meeting spring 2007. The highest nominal value of the shares which the company altogether may acquire is NOK 10,000,000. Acquisition of treasury shares shall be executed over the stock exchange within a normal spread and the company shall pay a consideration of minimum NOK 20 and maximum NOK 100 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group."

6. Begrensninger vedrørende fullmakter til å forhøye aksjekapitalen

I samsvar med styrets forslag fattet generalforsamlingen følgende vedtak om styrets bruk av fullmakt til å forhøye aksjekapitalen:

"I den utstrekning selskapet eier et antall egne aksjer som er tilstrekkelig til å oppfylle aksjeopsjonsprogrammene for konsernets ansatte, kan styret ikke benytte eksisterende fullmakter til å vedta rettede emisjoner mot de ansatte."

6. Restrictions regarding authorisations to increase the share capital

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding an authorisation to the board of directors to increase the share capital:

"To the extent the company owns a number of treasury shares which is sufficient to fulfil the stock option programmes for the employees of the group, the board of directors may not use existing authorisations to resolve to carry out private placements directed at the employees."

7. Valg av styremedlem

I samsvar med nominasjonskomiteens forslag fattet generalforsamlingen følgende vedtak:

"Grethe Aasved velges som nytt styremedlem med umiddelbar virkning."

7. Election of one additional director

Based on the proposal from the nomination committee, the general meeting passed the following resolution:

"Grethe Aasved is elected as new director of the board with immediate effect."

* * *

Det forelå ikke flere saker til behandling, og møtet ble hevet.

There were no further items on the agenda and the general meeting was adjourned.

Asker, 14 October 2005

Paal Wollert Johansen
(sign.)

Jan Chr. Opsahl
(sign.)

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.2

25.10.05 08:05 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

Tomra Systems ASA has 24 October 2005 purchased 520,000 own shares at an average price of NOK 43.30 per share at Oslo Stock Exchange. After this transaction, Tomra holds 520,000 own shares.

The purchase is the first in a share buyback program established at the extraordinary general meeting 14 October 2005, where the company can purchase up to 10,000,000 treasury shares at the Oslo Stock Exchange.

Any further buyback transactions will be disclosed at the Oslo Stock Exchange as they occur.

For further information, please contact: CFO Espen Gundersen, tel +47 97 68 73 01

Asker, 24 October 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.2

26.10.05 08:14 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 550,000 own shares at an average price of NOK 45.17 per share at Oslo Stock Exchange. After this transaction, Tomra holds 1,070,000 own shares.

For further information, please contact: CFO Espen Gundersen, tel +47 97 68 73 01.

Asker, 25 October 2005
Tomra Systems ASA

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.2

28.10.05 08:04 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 179,000 own shares at an average price of NOK 43.77 per share at Oslo Stock Exchange. After this transaction, Tomra holds 1,249,000 own shares.

For further information, please contact: CFO Espen Gundersen, tel +47 97 68 73 01.

Asker, 27 October 2005
Tomra Systems ASA



Ticker: TOM
Ant meldinger: 5 Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.2

31.10.05 08:04 Marked=OB **TOM NOTIFICATION OF TRADE/REDEMPTION OF OPTIONS** meldepliktig handel

The Tomra Systems ASA Board has in accordance with proxies given at the Annual General Meetings of 22 April 2004 and 19 April 2005, redeemed vested options under the Group`s option programs for management and employees.

Management program 2004-2006
Of 1,890,000 vested options at a strike price of NOK 33.10, 957,050 are today redeemed.

Employee program 2004-2009
Of 550,000 vested options at a strike price of NOK 40.10, 106,416 are today redeemed.

There has not been any share issues or shares sold from treasury stock held by the company, as the employees and managers will be compensated in cash for the gain, NOK 10,421,481 in total. The gain per option equals the difference between today`s closing price of NOK 43.60 and the strike prices of NOK 33.10 and 40.10 respectively.

Primary insiders
The redemptions under the management program 2004 2006, includes the following primary insiders (the numbers below refer to number of options redeemed, shareholding, and number of options kept after the redemption)

Trond Johannessen (50.000, 2.000, 50.000)
Svanaug Bergland (32.500, 0, 50.000)
Håkon Volldal (25.000, 0, 25.000)
Espen Gundersen (60.000, 0, 100.000)
Heiner Bevers (30.000, 2.000, 65.000)
Håkan Erngren (27.000, 0, 30.000)
Fredrik Witte (20.000, 1.100, 70.000)

The redemption will not have any P&L impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

For further information, please contact:
President and CEO Amund Skarholt +47 97 55 94 25.

Asker, 28 October 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.2

01.11.05 08:12 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 146,000 own shares at an average price of NOK 44.17 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 1,395,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 31 October 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM | Ant meldinger: 5 | Fra: 01.01.1
Meldingstype: MELDEPLIKTIG HANDEL | Til: 25.01.2

04.11.05 08:07 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 333,200 own shares at an average price of NOK 45.41 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 1,728,200 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 3 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.

Meldingstype: MELDEPLIKTIG HANDEL

Til: 25.01.

07.11.05 08:10 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 311,800 own shares at an average price of NOK 46.15 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 2,040,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 4 November 2005
Tomra Systems ASA

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.:
Meldingstype: AVTALER
Til: 25.01.:

07.11.05 11:25 Marked=OB TOM **ALDI SÜD EXERCISES OPTION FOR ADDITIONAL MACHINES** avtaler

---

As previously announced, TOMRA and the German retailer Aldi Süd have entered into an agreement for the delivery of approximately 1,200 reverse vending machines with an option for up to 500 additional machines. Aldi Süd has today decided to exercise this option and has placed an order for 450 additional machines with TOMRA. The majority of the total delivery of approximately 1,650 machines to Aldi Süd will be installed during first half 2006.

Asker, 7 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM | Ant meldinger: 5 | Fra: 01.01.
Meldingstype: PRESENTASJONSMATERIALE | Til: 25.01.

08.11.05 08:34 Marked=OB TOM **TOMRA - CAPITAL MARKETS DAY PRESENTATION MATERIAL** presentasjonsmateriale 666K 1368K 1079K 865K

TOMRA is holding its Capital Markets Day today at its headquarters in Asker outside of Oslo.

Please find attached presentation material for the 4 first presentations; Introduction, RVM Technology, Recycling Technology and TOMRA North America.

Attachments to be found on www.newsweb.no

Asker, 8 November 2005

Tomra Systems ASA


TOMRA

TOMRA – A world of opportunities

Capital Markets Day
Asker, 8 November 2005

Today's agenda


TOMRA

08:30-09:00	*Introduction*
09:00-09:30	*RVM Technology*
09:30-10:00	*Recycling Technology*
10:00-10:15	*Break*
10:15-10:45	*TOMRA North America*
10:45-11:15	*TOMRA in Europe*
11:15-12:00	*What's next? – New deposit & non-deposit opportunities*
12:00-12:30	*Summary and Q&A*


TOMRA

Introduction

Amund Skarholt, President & CEO

Introduction


TOMRA



TOMRA's strategy and key activities

Recycling opportunities going forward

Starting platform and business plan

TOMRA's strategy


TOMRA

MISSION	VISION	SOLUTIONS	MARKETS
Helping the World Recycle!	*The leading global provider of advanced recycling solutions for handling of used materials*	**Technology** - Recognition - Sorting - Volume reduction **Services** - Field support - Logistics - Processing	All markets with developed or emerging recycling value chains

TOMRA's key activities

TOMRA



RVM*
Technology

Revenues: ~50% of total



Collection &
Materials Handling

Revenues: ~35% of total







Recycling
Technology

Revenues: ~15% of total









Development
activities

* RVM = Reverse Vending Machine

Introduction


TOMRA



TOMRA's strategy and key activities

Recycling opportunities going forward

Starting platform and business plan

Landfill is still the predominant destination for municipal waste




TOMRA


Municipal waste handling in the EU*
Percentage of total weight
Other
7
Composting
7
Recycling
13
Incineration
16
57
Landfills


Municipal waste handling in the US**
Percentage of total weight
Composting
7
Recycling
19
Incineration
8
66
Landfills

* Latest available results from EEA based on sample of European countries in the year 1999
** State of Garbage study conducted in 2002
Source: EEA; EEC/BioCycle

The recycling macro environment is developing very positively for TOMRA


TOMRA

Waste per capita increasing

Stricter landfill regulations and increased recycling targets

Used materials seen as resources, not waste

Waste to landfill



Recycling

Total recycling volumes expected to more than double next 3 years in Europe alone

Incineration



"Clean" incineration growing across the globe

Increased recycling rates will drive the need for increased efficiency


TOMRA

Recycling cost ratio
Automated recycling systems
Manual recycling systems
~50%?
~60%?
Percent of waste recycled/recycling target

There will be a multitude of recycling schemes and systems in the future

TOMRA






Tack för besöket
Välkommen åter!

"one solution does not fit all – tailored solutions required"


Recycling Center







Basic challenges require simple solutions

TOMRA

Challenges	Solutions
• Pure material fractions have significantly higher value than mixed fractions • Manual material handling processes are expensive and result in low material quality	***Recognition and sorting needed to maximize revenues***
• Transportation is the largest cost element in all waste handling • At the moment, a lot of the transportation capacity is used to transport air	***Volume reduction needed to minimize costs***







TOMRA's role and focus in the recycling value chain


TOMRA


Collection
Transpor-tation
Sorting and processing
Transpor-tation
Recycling
Collection Technology
Recycling Technology

Technologies
- Recognition
- Sorting
- Volume reduction

Services
- After sales service and support
- System design and engineering
- Logistics and processing

Introduction


TOMRA

TOMRA's strategy and key activities

Recycling opportunities going forward



Starting platform and business plan

Key actions implemented during 2005


TOMRA

Reorganization

- Flat organization structure
- Management layers removed
- Key people in place

Cost reduction program

- 80 MNOK cost reduction 2006 vs. 2005
  - 25 MNOK in COGS
  - 55 MNOK in opex (Group functions, RVM, MHX)
- ~45 MNOK in restructuring charges

Strengthened strategic scope

- Core competencies defined – R&D, product management, sales and marketing
- Brazilian assets sold - other assets part of future strategic platform

Increased operational focus

- Profit growth more important than revenue growth
- Market driven instead of technology driven approach
- New KPI system introduced

TOMRA's organization


TOMRA

TOMRA SYSTEMS ASA
Norway
Adm. Support
Investor Relations
CHIEF FINANCIAL OFFICER
Marketing Support
Supply Chain
Engineering
R & D
TECHNOLOGY
NORDIC
SWEDEN
NORWAY
DENMARK
FINLAND
BALTICS
GERMANY
WESTERN EUROPE
NETHERLANDS
BELGIUM
SWITZERLAND
FRANCE
DISTRIBUTORS
EASTERN EUROPE
AUSTRIA
DISTRIBUTORS
NORTH AMERICA
RVM BUSINESS
US EAST COAST
US WEST COAST
CANADA
HAWAII
BUSINESS DEVELOPMENT
ORWAK
TITECH
JAPAN
MEXICO

TiTech is the innovator and leader in the industry


TOMRA

History: Established 1990, first unit sold in 1996

Products: Optical sorting equipment for sorting of
- Plastics (by type or by colour)
- Paper
- Metals
- Glass

Customers: Plant builders or MRF owners

Markets:
- Sales to 15 countries in Europe, US, Asia and Australia
- 60% of historical sale to Germany
- 60-90% market share in all major markets.

Competitors: 3 major competitors
- RTT (Germany)
- Pellenc (France)
- MSS (USA)


Control unit
• Hardware
• Software
Objects are illuminated with NIR light and ejected at the end of the conveyor using air jets
Scanner
Light source
Paper, plastics etc.
Conveyor
High speed: 2-3 m/s
Scanner width: 0,5-2,8m
Capacity: 1,5-10 tonnes per hour
Air Valves
Rest
Desired Product

Recycling Technology


TOMRA



The recycling technology equipment industry

Optical sorting - TiTech

Volume reduction – Orwak Group

Perspectives going forward

TOMRA Recycling Technology – two platforms


TOMRA

Recognition & Sorting platform


TITECH
VISIONSORT

Volume reduction platform


ORWAK GROUP
ORWAK
Presona
MORINDERS

Our foucs is on:
- The platforms with highest value creation potential
- The technologies that are closest to our core competencies
- The companies that lead their industries



The recycling technology supply side


TOMRA

	Examples	Description
Full service/system providers	• CP Manufacturing • Synmet • Bollegraaf (US)	Turnkey suppliers with inhouse engineering and equipment manufacturing
Recognition and sorting providers	• Titech • Pellenc • RTT • Bollegraaf/LUBO • Mogensen • S+S	Manufacturers of high-technology optical recognition equipment or advanced mechanical sorting equipment for obtaining clean fractions
Volume reduction providers	• Orwak Group • Bollegraaf • PAAL Group • Macpresse • Doppstadt • HSM	Manufacturers of balers and shredders used to reduce volume of sorted material prior to transportation and further processing
Engineering/ consulting companies (plant builders)	• Stadler • OK.Engineering • SUTCO • Vauché	Designers and manufacturers of turnkey plants, but limited stand-alone component sale



Financial starting platform*


TOMRA

INDICATIVE


Revenues*
MNOK
1,175
850
375
0
0
2,400*
RVM Technology
Collection & Materials Handling
Recycling Technology
Development activities
Group functions
TOTAL


Operating profit (EBIT)*
MNOK
160
70
40
-55
-15
200*
Not inc. 80 MNOK cost savings
RVM Technology
Collection & Materials Handling
Recycling Technology
Development activities
Group functions
TOTAL

* Adjusted for one-off items (Brazil, restructuring charges, option costs etc.) and assumes 4Q performance in line with 3Q performance

Key elements in business plan


TOMRA

ILLUSTRATIVE

- Reorganization
- Cost reduction program
- Strengthened strategic focus
- Increased operational focus

- Organic growth
  - TiTech/Orwak
  - North America
  - Nordic RVM replacement
  - German one-way deposit
- M&A

- New deposit markets
  - Eastern Europe?
  - US states?
- Non-deposit markets
  - Japan
  - UK
  - US
- M&A

Financial implications will be provided at the end of the day

2005 2006 2007 2008 2009 2010

Key messages


TOMRA

The macro environment for recycling is developing very positively and provides TOMRA with significant opportunities for growth

TOMRA's focus will be on providing advanced recycling technology solutions to customers, regardless of whether they are in deposit or non-deposit markets

TOMRA has an excellent platform (people and products) to capitalize on the recycling opportunities going forward






TOMRA

RVM Technology

Harald Henriksen, SVP Technology

RVM Technology


TOMRA



Cost reduction and efficiency improvements

Production strategy and capacity

Technology and product innovation

RVM product platforms 2004

TOMRA



T-500
MINICAN
T-X2 series
T-62-IS
SW
QUATTRO
DUO
CCA II
BRAVO
T-83 HCp
Bravo DVD
SW
MB
T-710
Optics
TRIO
TEMPO
T-600
T-610

Large number of machines built on different platforms using different building blocks

RVM product platforms 2005


TOMRA

Objectives
- Consolidating product platforms
- Keeping a wide product range
- Targeting more segments


UNO platform
TX2 platform
TX2 series
HCP platform
HCP
T-205
T-600 platform
Tempo
T-710 platform
T-605
605 DVD
T-710
(55% of total, ex. UNO)
T-820 platform
T-820

RVM product platforms entering 2006


TOMRA

Product portfolio based on fewer platforms will ensure synergies throughout the entire TOMRA value chain


UNO platform
Synergies
TX2 platform
Synergies
T-710 platform
HCP
T-605
605 DVD
T-710
• 80% of total sales volume, ex. UNO
• 70% - 90% equal modules
• 25 MNOK product cost reduction
Synergies
T-820 platform
T-820

- Lower product cost through increased purchase and production volume
- Increased production flexibility and better utilization of production plant
- Enabling of production in low cost countries
- More impact from innovation and product improvements
- Reduced strain on support functions, including service and spare parts handling

RVM Technology


TOMRA



Cost reduction and efficiency improvements

Production strategy and capacity

Technology and product innovation

Supplier-based production strategy


TOMRA

Low to medium volume, high flexibility

Lars Høglund (Swe)
HSM (Ger)
Moss Jern/Stanse (Nor)
Kitron (Nor)
Hapro (Nor)
Propartner (Nor)
Metrologic (USA)
Swecoin (Swe)

Th. Kristiansen
Moss, Norway

Tomra
Production AS
Lier, Norway



Logistima

RVM's

High volume, low cost

PartnerTech (Pol)
ZAP (Pol)
Orion (Swe)

PartnerTech
Sieradz, Poland





UNO

Subsidiary
Distributor
Or
End
Customer

Subsuppliers	Assembly, test, burn-in, QA	Distribution



Outsourcing to production partners


TOMRA

Using international production partners

- Close to main markets
- Low cost alternatives
- Sourcing of materials and manufacturing
- Final assembly, test and shipping

Advantages

- High production capacity
- Lower product cost
- Separate sourcing and supplier network
- Vertical integration
- Infrastructure in place


FINLAND
NORGE
Oslo
Stockholm
Helsinki
EESTI
LATVIJA
LIETUVA
DANMARK
NEDERLAND
Amsterdam
London
Berlin
DEUTSCHLAND
POLSKA
BELGIQUE
LUXEMBOURG
BELARUS
UKRAINA
ÖSTERREICH
SLOVENIJA
HRVATSKA
ROMANIA
REPUBLICA MOLDOVA

Monthly RVM production capacity


TOMRA

No. of units
4000
3500
3000
2500
2000
1500
1000
500
0
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
2006 capacity (increased use of production partners and supplier network)
2006 capacity (current strategy, production and sourcing set-up)
2006 current ramp-up volume
2005 average production volume

RVM Technology


TOMRA



Cost reduction and efficiency improvements

Production strategy and capacity

Technology and product innovation



Market demands and technology needs


TOMRA

All-container deposit markets, e.g.,
- Germany
- Sweden

Refillable deposit markets, e.g.,
- Austria
- Belgium

Non-deposit markets, e.g.,
- UK
- Japan

Market needs

- High-accuracy recognition to ensure correct redemption
- Data storage and clearing to ensure correct transactions
- High volume reduction to optimize operations



Modules/technologies

"Sure Return" recognition
Bar code recognition
Security mark recognition
Logo recognition
3D shape recognition
Holochip
Bottle Material Sensor

Onboard data processing
Report module
Clearing module
Datacom solutions

Shredder
Chipper
Flaker
Granulator
Flattener
Silo
SoftDrop
Sorter units
Sorter intersections
Misc. conveyors
Transport systems

Market demands and technology needs


TOMRA

All-container deposit markets, e.g.,
- Germany
- Sweden

Refillable deposit markets, e.g.,
- Austria
- Belgium

Non-deposit markets, e.g.,
- UK
- Japan

Market needs

- Advanced material recognition unit to sort several materials into clean fractions
- Extreme volume reduction of PET, alu and glass to minimize transportation costs



Modules/technologies

"Sure return" recognition
Bar code recognition
Security mark recognition
Logo recognition
3D shape recognition
Holochip
Bottle Material Sensor

Onboard data processing
Report module
Clearing module
Datacom solutions

Shredder
Chipper
Flaker
Granulator
Flattener
Silo
SoftDrop
Sorter units
Sorter intersections
Misc. conveyors
Transport systems

Market demands and technology needs


TOMRA

All-container deposit markets, e.g.,
- Germany
- Sweden

Refillable deposit markets, e.g.,
- Austria
- Belgium

Non-deposit markets, e.g.,
- UK
- Japan

Market needs

- Basic material recognition to accept aluminum and PET containers
- PET chipping and can flatteners to reduce labor- and transportation costs



Modules/technologies

"Sure return" recognition
Bar code recognition
Security mark recognition
Logo recognition
3D shape recognition
Holochip
Bottle Material Sensor

Onboard data processing
Report module
Clearing module
Datacom solutions

Shredder
Chipper
Flaker
Granulator
Flattener
Silo
SoftDrop
Sorter units
Sorter intersections
Misc. conveyors
Transport systems

Technology leadership – continuous improvement


TOMRA

Competitive advantages

- Complete product portfolio for all marked needs
- Proven functionality, performance, quality and reliability
- More than 30 years of experience within core competence areas
- Annual technological innovation capacity
- Flexible supply chain, and production setup
- More than 40 patented technology solutions
- Unique technical support organization



Key messages


TOMRA

Cost reduction and efficiency improvements will improve margins going forward

- Harmonization of product portfolio
- Improved supply chain logistics

TOMRA has sufficient production capabilities

- Capacity to deliver high volumes ensured
- Increased production in low cost markets to increase flexibility and maintain/increase margins

TOMRA will maintain and increase technological leadership

- 33 years of experience within core competence areas
- All core modules/building blocks required to satisfy customer needs in place – continuous ongoing development






TOMRA

Recycling Technology

Trond Johannessen,
SVP Business Development

Material Recovery Facilities (MRFs) are key in all recycling systems



Input

Sorting

Volume reduction

Output

- Operated by waste management companies, municipalities or private operators
- Typical capital expenditure: 1.5-2.5 MEUR, but mega MRFs might cost 6-10 MEUR
- Capacity varies between a couple of thousand tons to more than 150,000 ton/year

Recycling Technology


TOMRA



The recycling technology equipment industry

Optical sorting - TiTech

Volume reduction – Orwak Group

Perspectives going forward

The recycling technology demand side – EU & US

TOMRA

ESTIMATES

Number of large MRFs in different countries		Automation level
Germany	440	High
France	340	Moderate
UK	90	Low
Italy	220	Moderate
Spain	60	Low
Total selected EU	~1,150	
Additional EU	~350?	Very low
Total EU-25	~1,500	
US	~500	Moderate/Low
TOTAL	~2,000	

There are approximately 2,000 *large* MRFs in EU and the US, the majority with low degree of automation

In addition, there is a large number of small MRFs in Europe and US and a significant and growing number of MRFs in rest of world

Each MRF potentially needs 1-10 TiTech units and 1-2 balers

Source: ASCON; EPA; MSW Management; TOMRA analysis

TiTech's value proposition

TOMRA



vs.



Reduced costs

- Reduces man-hours by up to 75 % - quick payback on investment

Increased material value

- High precision (up to 98/99% purity)

High capacity and max flexibility

- Sorting of up to 10 tons per hour
- Easy to adapt to changing needs and sorting tasks (from PET to PVC with "the click of a button")
- No accidents, fewer system stops, less strain for rest of the staff

TiTech development 1996 - 2005


TOMRA

Revenue development
MNOK


4
18
27
56
53
55
82
88
114
CAGR: 20%
1996
1997
1998
1999
2000
2001
2002
2003
2004
E2005

Main growth drivers:

Macro environment
- Increased waste production per capita
- Increased energy prices/material value

Regulations
- Enforcement of EU landfill regulative
- Stricter recycling laws in many countries
- Labor safety regulations

Business development
- Geographic expansion
- Segment expansion (many opportunities)
- New business models (service & rental)

The market potential in TiTech's core segments

TOMRA

ESTIMATES

Aggregated worldwide demand for optical sorting equipment medium-term
Units


4,000
6,000
Low case
High case

Forecasted potential by region
Percent


Rest Europe
12
North America
20
Australia
5
Asia
8
55
EU

Source: TOMRA analysis

Recycling Technology


TOMRA

The recycling technology equipment industry

Optical sorting - TiTech



Volume reduction – Orwak Group

Perspectives going forward

The Orwak Group is a global leader in volume reduction


TOMRA

ORWAK



MORINDERS

Presona



General	• Acquired by TOMRA in Feb. 2005 • 2004 revenues of ~260 MNOK • ~170 employees • ~52,000 units installed worldwide • 3 factories in Sweden
Products	• **Orwak AB**: small vertical balers for retail stores, factories, on ships etc. • **Morinders AB**: automatic mid-size briquette press for cardboard and plastics at high volume sites • **Presona AB**: large horizontal balers for sorted materials in MRFs
Markets	• Europe (mainly Nordics, Germany, UK, France, Poland, Russia), US and Japan



The market for Orwak Group balers

TOMRA

ESTIMATES

NOK millions


End user segment
Annual market size*
MRFs, sorting plants
~400
Supermarkets, industries, transfer stations
~300
Retailers, industry
~550
Small shops, fast food, hotels
~250
Food service, shops, garages
~0
Total
~1,500

Orwak Group has approximately 20% market share in its defined market

5-10% annual industry growth rate expected

We expect the industry to consolidate in order to gain economies of scale in production and marketing

* Based on markets where Orwak is present, e.g., Europe, Russia, Japan and to some extent the US

Source: TOMRA analysis

Main growth drivers Orwak Group 2006-2008

TOMRA

Overall

- **Increased recycling in general – regulations and profit driven**
- **Increased transportation costs**
- **Increased labor cost**
- **Increased cost of real estate/land**

Presona

- Continued penetration in East Europe/Russia
- Re-entry into US market
- Reduced costs and increased productivity from platform consolidation

Orwak

- Replacement sales in key European markets
- New business models, e.g. rental
- New segments, e.g., Little Elephant and new strategic alliances
- Cost reductions from efficiency improvements


TOMRA

Recycling Technology

The recycling technology equipment industry

Optical sorting - TiTech

Volume reduction – Orwak Group



Perspectives going forward

Strategic fit between TiTech and Orwak Group


TOMRA

- TOMRA and AB Orwak operate in a lot of the same markets with some overlap in customer bases
- Presona and TiTech sell to the same customer segments
- TOMRA and TiTech use same base technology for material recognition (NIR)
- TOMRA and Orwak have technology overlaps on the compaction side

Synergies will be utilized where present...

... but without jeopardizing the independent positions of each company

The recycling equipment market

TOMRA

Established markets

- Packaging
- Paper
- Glass/metals

Emerging markets

- Refuse Derived Fuel/incineration
- Bio-mass/compost
- Construction & Demolition waste

Potential new markets

- Electronic and electrical waste (WEEE)
- Used cars (ELVD)
- Other industry waste


We are well positioned to capture emerging opportunities









Further development of TOMRA's recycling technology platforms


TOMRA


Revenues
NOK million
~70
~375
2004
2005
2006
2007
New growth
• New segments
• M&A
ORWAK GROUP
TITECH
VISIONSORT

The world's leading recycling technology solutions provider:

- Sorting equipment
- Volume reduction equipment

Helping the world recycle

Key messages


TOMRA

The recycling technology equipment industry is large

TOMRA has created a strong and attractive platform within the two key areas of this industry

- TiTech is the world leader in the very attractive and growing optical sorting market
- Orwak Group is a leader in the volume reduction business

The recycling technology equipment industry will grow as new segments are penetrated, and TOMRA intends to capture a significant share of the growing market


TOMRA

TOMRA North America

Greg Knoll, President & CEO
Tomra North America

TOMRA North America


TOMRA



Strategic overview

Business drivers

- Maintain & expand core RVM business
- Focus on value-added services within Materials Handling
- Developing a sustainable model in California

Concluding remarks

BU North America evolution 2002-2005

TOMRA

Revenues
USD millions

200
150
100
50
0
2002 2003 2004 9m05
+10% YTD

EBITA
USD millions

30
25
20
15
10
5
0
2002 2003 2004 9m05
+44% YTD

Focus in 2002-05 on strengthening core, driving operational effectiveness and securing key strategic accounts



Strategic intent

TOMRA



TOMRA in North America will be the leading provider of recycling solutions; meeting our customers' needs and creating value for both parties

Go to market strategy


TOMRA

1. Best in class RVM technology provider

2. Best in class materials handling services in support of our RVM operations

3. The combination of these competencies creates TOMRA's competitive advantage

Materials handling: key TOMRA advantage


TOMRA

- Strongly influences RVM provider decision
- Allows for seamless integration of high margin RVM platform
- RVM's allow for highly efficient transportation and processing model
- Commodity control allows for high margin added value services (Klockner, glass)
- If deposit expansion occurs, our integrated solution creates first to market advantage



The integrated model – High capacity RVM solutions

TOMRA


Cans
& Plastic
TRASH


Cans
& Plastic
Cans
& Plastic

The integrated model - Tailored accumulations solutions


TOMRA





The integrated model
Efficient transportation & processing solutions


TOMRA

TOMRA North America


TOMRA




Strategic overview

Business drivers

- **Maintain & expand core RVM business**
- Focus on value-added services within Materials Handling
- Developing a sustainable model in California

Concluding remarks

RVM business in brief


TOMRA

- $42.2m in revenue YTD September 2005 (+5%)
- ~210 full time employees
- ~14,000 RVMs installed in 7 US states and Quebec - 60% of machines are leased to customers
- Clearly recognized market leader


Cans & Plastic
TRASH

Significant HCp conversion opportunities continue to exist

TOMRA

Number of installed machines per machine type (US East)

Machine type	Number installed
T-X2	11,000
HCp	1,600

- Initial HCp roll-out in Michigan in 2002 ready for replacement (Meijer)
- Installed base outside Michigan is still dominated by T-X2 technology, but move towards HCp technology is underway (Price Chopper, Hannaford)



TOMRA North America


TOMRA

Strategic overview



Business drivers
- Maintain & expand core RVM business
- **Focus on value-added services within Materials Handling**
- Developing a sustainable model in California

Concluding remarks

Materials handling business in brief

TOMRA

- 57 MUSD in revenue YTD September 2005 (+8%)
- ~270 employees
- Activities span from pick-up of UBC's in stores to processing and to materials marketing
- Material owned by distributor; TOMRA gets paid fee for its services by distributor
- Processing in 7 processing facilities plus 4 outsourced facilities
- Annual pounds processed
  - Alu 130+ mill.
  - Glass 500+ mill.
  - Plastic 130+ mill.





Continual model optimization



TOMRA

Materials handling – 12 month rolling EBIT margin

9%
6%
3%
JAN 04
FEB 04
MAR 04
APR 04
MAY 04
JUN 04
JUL 04
AUG 04
SEP 04
OCT 04
NOV 04
DEC 04
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05
JUL 05
AUG 05
SEP 05

TOMRA North America


TOMRA



Strategic overview

Business drivers

- Maintain & expand core RVM business
- Focus on value-added services within Materials Handling
- **Developing a sustainable model in California**

Concluding remarks

California collection business in brief


TOMRA

- 44.4 MUSD in revenue YTD September 2005 (+20%)
- ~660 employees
- Collector, processor and marketer of UBC's - TOMRA owns material; macro trends positive
- TOMRA model based on combination of automated and manual collection centers
- 433 centers in operation (~33% site share)
- ~1 billion containers collected annually


re PLANET
Recycling Center
OPEN

Steady improvement due to increased volumes, continued cost focus and higher commodity prices


TOMRA

California – 12 month rolling EBIT margin


14%
12%
10%
8%
6%
4%
2%
0%
JAN 04
FEB 04
MAR 04
APR 04
MAY 04
JUN 04
JUL 04
AUG 04
SEP 04
OCT 04
NOV 04
DEC 04
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05
JUL 05
AUG 05
SEP 05

Strategic goal in CA is to build on strong relationship with key retailers and develop new sites


TOMRA

Number of recycling centers


500
400
300
200
100
0
Albertsons
Ralphs
VONS
TOMRA
Nexcycle
MSCZ
Others



Key focus areas in California


TOMRA

- Closer customer cooperation vis-à-vis retail model
- Continue to leverage Northeast materials handling competency in California
- Explore outsourcing / alliance opportunity
- Continued attention to legislative developments / opportunities



TOMRA North America


TOMRA





Strategic overview

Business drivers

- Maintain & expand core RVM business
- Focus on value-added services within Materials Handling
- Developing a sustainable model in California

Concluding remarks

Continuous strategic customer focus (80/20 rule applies)

TOMRA


A&P


FARMER
JACK


Hannaford


Kroger


MEIJER


Price
Chopper
SUPERMARKETS


Shaw's


STOP&
SHOP


TOPS
Friendly
Markets


WAL★MART

Key messages


TOMRA

Focus on operations and continuous improvment

Strong leadership team with customer first focus

Strengthen the synergies between RVM and materials handling

Strengthen California model



OSLO BØRS NewsWeb

Ticker: TOM Ant meldinger: 5 Fra: 01.01.

Meldingstype: PRESENTASJONSMATERIALE Til: 25.01.

08.11.05 10:36 Marked=OB TOM **TOMRA - CAPITAL MARKETS DAY PRESENTATION MATERIAL** presentasjonsmateriale 305K 730K 99K

TOMRA is holding its Capital Markets Day today at its headquarters in Asker outside of Oslo. Please find attached presentation material for the 3 last presentations; TOMRA in Europe, Building Sustainable Growth, Summary.

Attachments to be found on www.newsweb.no

Asker, 8 November 2005

Tomra Systems ASA


RECEIVED
2006 MAR -1 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


TOMRA

Summary and Q&A

Amund Skarholt, President & CEO



Our aspiration: sustainable profitable growth

TOMRA



The model
TOMRA 00-05
Revenue development
Gross margin development
Opex development

Our task and challenge is to turn all arrows according to the growth model

Financial implication of operational leverage


TOMRA

ILLUSTRATIVE

	Base	Low leverage	High leverage
Indexed revenues	100	104 (+4%)	108 (+8%)
Gross contribution/margin	36/36%	38/36%	40/37%
Operational expenses	28	29 (+4%)	28 (+0%)
EBIT	**8**	**9**	**12**

+13%

+50%

How to make TOMRA a growth company and achieve operational leverage


TOMRA

Revenues

- Focused & dedicated managers
- Capture opportunities in existing business areas, in particular technology sales and service
- Transform development projects into revenues

Gross contribution

- Protect price
- Harmonize product portfolio
- Outsource certain models and components
- Outsource certain labor-intensive activities

Operational expenses

- Cost reduction program (once off)
- Need to have vs. nice to have approach

New benchmarks

New KPI system

New incentive system

TOMRA's revenue and profit objectives


TOMRA

INDICATIVE

	Annual revenue growth	EBIT margin
RVM Technology	5-10%	16-18%
Collection & Materials Handling	4-8%	10-13%
Recycling Technology	8-10%	13-16%
Germany	-	>20%
New initiatives	-	13-18%

Capital structure


TOMRA

A net cash position of 300 MNOK will be maintained in order to finance potential M&A opportunities and working capital requirements

The surplus cash will be returned to shareholders either through dividends or share buy-back programs



Key messages


TOMRA

Our current core business provides a solid platform for both top and bottom line growth

The German opportunity can grow our installed base by more than 50%

New initiatives, in particular in non-deposit markets, will create sustainable profitable growth when the German opportunity matures

TOMRA will be a growth company that translates revenue increases into even bigger increases on the bottom-line through operational leverage

In addition, TOMRA shareholders will benefit from increased dividends or share buy-back programs




TOMRA

Building Sustainable Growth

Trond Johannessen,
SVP Business Development



Building Sustainable Growth


TOMRA



Deposit initiatives

Mechanics of a non-deposit business model

TOMRA non-deposit initiatives

Deposit introduction or expansion initiatives


TOMRA

Observations regarding one-way deposit introduction

- Dependent on changing of laws and regulations
- Generally long and very political processes
- Outcome uncertain throughout process
- TOMRA's customers (retailers and beverage industry) very often opposed to deposit introduction

Markets where deposit has been recently introduced or expanded

- Germany – Deposit on most one-way beverage packaging
- The Netherlands – Deposit on large one-way bottles from 2006
- Estonia – Deposit on most one-way beverage packaging
- Hawaii - Deposit on most one-way beverage packaging



Deposit legislation for non-refillable packaging


TOMRA

CANADA

Alberta
British Colombia
Manitoba
New Brunswick
Northwest Territories
Nova Scotia
Nunavut
Ontario
Prince Edward Island
Quebec
Saskatchewan
Yukon Territory

USA

California
Connecticut
Delaware
Hawaii
Iowa
Maine
Massachussetts
Michigan
New York
Oregon
Vermont

EUROPE

Denmark
Estonia
Finland
Germany
Iceland
Israel
Netherlands
Norway
Sweden

AUSTRALIA

South Australia

Opportunities:
- New deposit markets
- Expansion of current
- Further automation

- Germany effect (Austria)
- Eastern Europe
- US states
- Australia
- Malta

- New containers and drinks into deposit (NL, Finland, US etc.)

- New segments in core markets
- Canada depots
- South Australia depots

Developing new markets


TOMRA

World UBC legislation,
% containers*


Deposit
15
Non-deposit
85%

Developing non-deposit markets is key to building sustainable profitable growth

* UBC = Used Beverage Containers

Building Sustainable Growth


TOMRA

Deposit initiatives



Mechanics of a non-deposit business model

TOMRA non-deposit initiatives

Applying collection technology in non-deposit markets


TOMRA


THIS BANK NOW ACCEPTS
CANS
AND
PLASTIC BOTTLES

Automating bottle banks









Curbside conversion







Automated collection in non-deposit markets


TOMRA

Observations regarding non-deposit collection systems

- Fits well with general trend towards more recycling and socially responsible companies
- Generally not dependent on changing of laws and regulations
- Reduction of total system cost makes it possible to create win-win situations for all stakeholders – a financial business model is emerging
- Some barriers to implementation
  - Sunk investments and initial investment in new equipment
  - Protectionist behavior from some stakeholder groups

Characteristics of target markets

- High recycling rates/volumes and/or ambition to further increase recycling
- High transportation and labor costs
- Clear recycling obligations
- Presence of at least one progressive stakeholder (innovator) ready to drive changes in current system
- Examples of target markets: Japan, UK, US, France, Spain, Italy



P&L for generic non-deposit collection business model


TOMRA

ILLUSTRATIVE

Assumptions

- Monthly volume: 100.000
- Equal shares of Glass, Plastics, Alu
- Investment cost: NOK 300k
- Investment horizon: 7 years
- Scale benefits in transportation based on network of sites
- Previous system based on manual igloos





Customer P&L (NOK)

Revenues/benefits	
Material value	7,000
Subsidies/credits/reduced tax	3,000
Advertising/sponsorship	2,000
Total	12,000
Costs	
Capital cost	3,750
Operational cost	6,000
Incentive cost	2,000
Total	11,750
Profit	**250**
Previous loss	**(~3,000)**



Building Sustainable Growth


TOMRA

Deposit initiatives

Mechanics of a non-deposit business model



TOMRA non-deposit initiatives

Key TOMRA non-deposit collection initiatives


TOMRA

	Technology	Phase
Japan	T-83	Early roll-out
UK (Tesco)	TRC	Piloting
US (Albertson's)	Tx2	Planning

In addition there is a number of active discussions in several non-deposit markets regarding use of collection technology



Changing the system in Japan

TOMRA

Current





New









Can Collection in Maruoka City


TOMRA

~30,000 inhabitants, 7 RVMs, point card incentive system

Year	Total	RVMs	Curbside collection
2001	106 tons		100%
2002	147 tons	54%	46%
2003	190 tons	78%	22%
2004	187 tons	79%	21%

Tomra Japan - Experiences to Date


TOMRA

Background
- 80 RVMs installed in Japan
- TOMRA Japan office with 5 employees
- Close cooperation with Sumitomo

Prerequisites for success in place
- High UBC volumes
- Consumer behavior favorable
- Existing manual solutions expensive
- Current TOMRA technology applicable (with some modification)

10 RVMs operating in Tokyo municipalities
- Municipalities satisfied – savings realized
- Positive consumer response – sufficient volumes

Main priorities
- Install permanent RVMs with 2-3 more Tokyo municipalities
- Formalize partnership agreement with Sumitomo



Helping the world recycle

Nakano Ward: Why RVM Solution for PET Bottle Recycling?


TOMRA

Rationale for evaluating the TOMRA solution

- Had already started PET bottle collection at selected supermarkets
- Low current recycling rate for PET (less than 30%); wants to increase this
- High current recycling cost - wants to reduce

The TOMRA solution

- Total integrated solution - from collection to recycling by partnering with collector/recycler
- Incentive system based on lottery with discount coupons as prizes – funded by retailer
- Pricing is based on total solution, immediately realizing the cost savings of the solution:
  - PET chipping in RVMs reduces labor- and transportation costs
  - PET chips taken directly from RVMs to recycling plant – no stocking costs
  - PET material becomes valuable - currently Nakano receives zero for the PET material; under new solution Nakano is paid JPY4/kg (due to clean fractions and chipping)



Opportunities beyond Municipalities


TOMRA











- Japan Highway corporation
  - 500 roadside service areas
  - 7,000-12,000 customers per day per location
  - Large waste volume (43% UBC)
  - Annual WM cost app. NOK 200 million
- Railway companies
- Real estate developers
- Universities/Schools



Sumitomo partnership and market potential


TOMRA

INDICATIVE

Alternatives for potential Sumitomo partnership

Joint ownership of a company acting as a total solutions provider to municipalities and other customers

OR

TOMRA as pure technology provider into a Sumitomo company acting as total solutions provider

Market potential and timing

Rough potential estimate

- Potential for 5,000 machines in Tokyo and related urban areas
- Potential for ~25,000 machines in Japan

Timing

- Degree of success likely to be determined through 2006
- Possibility for real sales volumes from 2007/2008



Tesco pilot in the UK

TOMRA

- 5 TRCs operating in the UK
- Pilot to run through Q1 2006
- High profile pilot program with funding from UK Government through WRAP
- Initial potential for roll-out to ~450 Tesco stores in the UK if KPIs are met
- Success dependant on feasibility of business model – mainly through high collected volumes


Recycling

Why the TOMRA Recycling Centre for Tesco?


TOMRA

Rationale for testing the TOMRA solution

- Already has glass igloos at most Supermarkets and Plastic/Metal banks at certain locations, but does not control the system
- See benefits from controlling recycling at own locations (material value, recycling credits, PRN value, improved image etc)
- TRC is meant to reduce current and future costs for Tesco and at the same time contribute to increasing UK recycling rates

The TRC solution

- TOMRA is a pure technology supplier to Tesco - separate agreements with collectors and recyclers
- Incentive system based on charity programs, discount coupons and lotteries
- Main TRC benefits:
  - Volume reduction reduces transportation costs
  - Material recognition gives pure fractions and thus higher material value
  - More visually attractive solution than current bottle banks
  - Incentives can be used to drive volumes (and store traffic)



Status in the UK so far


TOMRA

Consumers like the TRCs and use them

Currently material value too low in business model
- Harder to change behavior than in Japan
- Volumes without incentives too low
- Plastics/metal mix unfavorable

Incentives implemented
- Positive initial effect, too early to conclude
- Simple awareness building just initiated

SIGNIFICANTLY INCREASED VOLUMES NEEDED



Retail project in the US


TOMRA

Approach
- Retail-based model
- Albertson's donates real-estate and labor

Business concept
- Technology approach similar to Japan kiosk
  - Low capital investment
  - Limited need for labor (retailer empties machines)
- TOMRA owns and operates the machines
- TOMRA revenue secured by commodity and partnership funding

Project update
- 15+ stores approved to pilot in Northwest
- Current Albertson's senior management committed to the concept
- Potential sale of Albertson's stores could impact business case


Beverage Container Recycling Center
Beverage Container Recycling Center
Plastic
Cans



Key messages


TOMRA

There are growth opportunities in current deposit markets

New markets will introduce deposit, but timing is uncertain

Non-deposit collection models provide an attractive growth opportunity, and results of current initiatives will guide further development




TOMRA

TOMRA in Europe

Amund Skarholt, President & CEO

TOMRA in Europe


TOMRA

Reorganization

Nordic replacement program

Germany

Status



Observations

Refurbishment of old RVMs instead of sale of new RVMs

Different business model applied in markets with similar characteristics

Several organizational layers

Actions

Incentive system changed

Markets with similar characteristics grouped

Layer removed – local MDs report directly to CEO

Increased focus on replacement opportunities and service contract penetration



TOMRA's European organization



TOMRA
CEO
NORDIC
SWEDEN
NORWAY
DENMARK
FINLAND
BALTICS
GERMANY
WESTERN EUROPE
NETHERLANDS
BELGIUM
SWITZERLAND
FRANCE
DISTRIBUTORS
EASTERN EUROPE
AUSTRIA
DISTRIBUTORS
• Czech Republic
• Poland
• Slovakia
• Hungary
• ...

	Nordic	Germany	Western Europe	Eastern Europe
Revenues:	~400 MNOK	~200 MNOK	~125 MNOK	~50 MNOK
# of RVMs:	~18,500	~7,500	~5,500	~5,000
Market characteristics:	Mature markets with huge replacement potential	Growth market	Mostly mature refillable markets (NL exception)	Mostly growing refillable markets

Helping the world recycle

TOMRA in Europe


TOMRA

Reorganization

Nordic replacement program

Germany

You never get a second chance to make a good first impression...

TOMRA





~6,000 RVMs are 7 years or older

→ 1 bn NOK replacement opportunity!

TOMRA's value proposition towards retailers


TOMRA

Business rationalization tool
- Reduce manual work/ labor costs
- Reduced theft/losses
- Increase selling area

Marketing tool
- Attract valuable customers/increase sales
- Improve customer service


"Old" approach still valid for first time RVM investments

"New" approach valid for upgrading old machines

Retailer X has increased store sales through investing in new RVMs


TOMRA

Increase in number of containers received

	Increase
Retailer X	20%
Others	5%

Number of UBCs returned increased at retailer X by ~64 million units

The increase is coming from consumers who used to return in a different retail outlet as no other retailer has experienced the same increase as Retailer X

Consequently, Retailer X received more money in handling fees and at the same time generated more than 3 million extra shopping trips per year due to the RVM upgrade

Source: Retailer X; TOMRA analysis

TOMRA in Europe


TOMRA

Reorganization

Nordic replacement program

Germany

Status political and preparatory situation

TOMRA

28th of May 2005: Part 1 entered into force

- No more refill quota - deposit permanent and universal at 25 eurocent
- Beer, water, carbonated soft drinks are under deposit
- Juices, wine, spirits and milk together with TetraPak and flexible pouch packaging exempted from deposit

1st of May 2006: Part 2 enters into force

- Each retailer must take back all containers made of the same material it sells (glass, plastics and/or cans)
- By this the "island solutions" disappears
- Expansion of deposit on non-carbonated soft drinks and alcopops with less than 15% alcohol

Results of the 18 September 2005 election indicate that deposit will stay over the next years

No more legal disputes to deposit expected, neither on national nor on EC level

Retail/industry have founded new umbrella company (DPG) in order to administer system standards

- **All preparatory work targeted towards 1 May 2006**
- **Most system standards have been set**
- **Some IT aspects are still open, and the security marking is still being tested**

Manual Handling of returned one-way deposit containers in Germany is currently the norm


TOMRA







For high volume stores automation pays back in 12 – 18 months and is more cost effective


TOMRA

Manual versus automated cost comparison for a store accepting back 1,500 containers from 200 customers per day with 300 business days p.a.

Manual collection

Cost: 30 TEUR / year
- Labour cost: 30 TEUR / year (full time employee)

Other factors:
- Costly logistical handling due to uncompacted material
- Lower service quality (delay etc.)
- Risk of fraud/theft due to non-compaction

Automated collection with RVMs

Cost: ~10 TEUR / year
- RVM cost (~20 T€ for RVM / 7 year depreciation, ~2-3 T€ service cost / year, 3 T€ labour cost, ~0.5 T€ rent / energy)

Other advantages:
- Logistical handling improved due to compaction
- Higher service quality due to permanent availability of RVM
- Devaluation of deposit value through compaction reduces risk of theft

Market potential of 30,000 – 40,000 new or upgraded RVMs


TOMRA

Store type	# of stores	RVMs/store
Hypermarkets (>5,000 m^2):	700	3
Large supermarkets (1,500-5,000 m^2):	1,800	2-3
Supermarkets (400-1,500 m^2):	8,850	1-2
Discounters:	13,750	1
Small stores (<400 m^2):	39,900	?
TOTAL:	**~65,000**	

Expected delivery and installation period is 2 ½ years, starting 2006


TOMRA

Potential order window

Oct 2005 – Feb 2006	Predominantly discount chains e.g. Aldi Süd
Jan 2006 – June 2006	Predominantly hypermarkets and supermarket chains e.g. Globus
May 2006 – May 2007	Predominantly retail associations/ independent wholesalers

TOMRA well prepared to handle the challenge


TOMRA

Key competitors in Germany


WINCOR
NIXDORF


TOSHIBA TEC CORPORATION
Bevesys


Sielaff

DIGI




repant


trautwein.com

TOMRA competitive advantages

- Products
  - Broad product range
  - Functionality, performance and reliability
  - R&D resources
- Production and sourcing capacity
  - Internal ramp up
  - 3rd parties
- Service network
- Key account teams
- Proven track record

TOMRA target: Be the preferred supplier ⇒ 50% - 70% market share ambition


TOMRA

INDICATIVE

TOTAL market

• Number of machines:	30,000-40,000
• Expected value per machine:	150,000 NOK – 175,000 NOK
• Total market:	4.5 billion NOK – 7.0 billion NOK

TOMRA ambition

• Market share:	50-70%
• Turnover:	2.5 billion NOK – 5.0 billion NOK
• Profit margin:	>20%

Key messages

TOMRA

Increased operational focus in the European RVM organization

The Nordic market represents a huge replacement potential of approximately 1 billion NOK

TOMRA is well positioned to capture a significant share of the German market potential





Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.

10.11.05 08:44 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has November 9, 2005 purchased 250,000 own shares at an average price of NOK 47.45 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 2,290,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 10 November 2005
Tomra Systems ASA

11.11.05 08:08 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 264,000 own shares at an average price of NOK 47.89 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 2,554,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 10 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.:
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.:

14.11.05 08:10 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 150,000 own shares at an average price of NOK 47.53 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 2,704,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 11 November 2005
Tomra Systems ASA

15.11.05 08:09 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 145,000 own shares at an average price of NOK 47.42 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 2,849,000 own shares.

Future purchases of treasury shares will be published only through Oslo Stock Exchange and can be viewed on www.newsweb.no.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 14 November 2005
Tomra Systems ASA

16.11.05 08:15 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 184,000 own shares at an average price of NOK 47.36 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 3,033,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 15 November 2005
Tomra Systems ASA


OSLO BØRS

NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.

22.11.05 08:12 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 750,000 own shares at an average price of NOK 49.52 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 3,783,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 21 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL Til: 25.01.

23.11.05 08:16 Marked=OB **TOM PURCHASE OF TREASURY SHARES** *meldepliktig handel*

Tomra Systems ASA has today purchased 490,000 own shares at an average price of NOK 49.80 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 4,273,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 22 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL
Til: 25.01.

24.11.05 08:31 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 225,000 own shares at an average price of NOK 49.38 per share at Oslo Stock Exchange. After this transaction, TOMRA holds 4,498,000 own shares.

For further information, please contact: CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 23 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: BØRSPAUSE
Til: 25.01.

25.11.05 15:04 Marked=OB TOM **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.:

Meldingstype: AVTALER

Til: 25.01.:

25.11.05 15:04 Marked=OB **TOM ORDER FROM MARKTKAUF** avtaler

---

The German retailer Marktkauf, which belongs to the Edeka Group, has chosen TOMRA as its main supplier of reverse vending machine systems for non-refillable beverage containers. TOMRA has therefore received an order for approximately 250 reverse vending machine systems. The order will cover most of Marktkauf`s hypermarket stores in Germany. The installations will start in early 2006 and end before 30 April 2006.

Asker, 25 November 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.

Meldingstype: BØRSPAUSE

Til: 25.01.

25.11.05 15:05 Marked=OB **TOM OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 15:09.

05.12.05 08:11 Marked=OB TOM **TOMRA - SECURITY MARKING IN GERMANY** andre børsmeldinger

---

Reference is made to today`s press release by Bundesdruckerei GmbH.

DPG, the organization founded to establish and administer a national deposit system for non refillable beverage containers in Germany, announced on 8 July 2005 that a pre-contract regarding security marking of non-refillable deposit containers had been awarded to Bundesdruckerei. The solution developed by Bundesdruckerei is based on a special ink that can be applied on deposit containers. TOMRA has been Bundesdruckerei`s partner in this endeavor by developing a reader to detect the ink.

Due to certain issues with the Bundesdruckerei solution, DPG has today decided not to enter into a final agreement with Bundesdruckerei on the security marking. The issues are related to the ink, not to the ability of the TOMRA reader to recognize and detect the ink. DPG will instead evaluate an infrared marking system. This means that all reverse vending machine (RVM) manufacturers will have to change the reader developed for the Bundesdruckerei ink with a new reader that can detect an infrared marking. A new field test may not be considered necessary as the new marking is somewhat similar to the one currently in use in Denmark and therefore already a proven concept. In case the details of the new security marking are not specified in due time before 1 May 2006, this could mean that all non refillable deposit containers will initially be recognized using barcode readers. Installed machines will then later be retrofitted with the required security features.

The impact on TOMRA of a change of security marking solution is insignificant. First of all, the deadline for implementing a nationwide deposit system in Germany is unchanged. This means that the demand/order situation for reverse vending machines is unchanged, as retailers need to find a cost-efficient way to handle large volumes of deposit containers as of 1 May 2006. Secondly, the specifications of a potential new security marking solution will be made available to all RVM manufacturers in order to ensure full system security and avoid fraud. This means that the security marking reader is not going to be a competitive advantage for any RVM supplier but rather a standard feature of all RVM`s. This was also the case with the reader developed by TOMRA for the Bundesdruckerei solution.

TOMRA remains confident that we can meet all requirements set by DPG and satisfy the needs and demands of our customers in Germany going forward.

For further comments please contact President & CEO Amund Skarholt, phone +47 97 55 94 25

Asker, 2 December 2005
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.2
Meldingstype: BØRSPAUSE
Til: 25.01.2

16.12.05 13:35 Marked=OB TOM **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

16.12.05 13:35 Marked=OB TOM **ORDER FROM METRO GROUP** avtaler

---

The German retailer Metro Group has chosen TOMRA as its supplier of reverse vending technology in real,- and Extra stores in Germany. As both real, and Extra already have installed reverse vending machines for refillable beverage containers, TOMRA has received an order for upgrading approximately 550 existing machines to also handle non-refillable containers. The upgrades will be finalized during first half 2006.

For further comments please contact President & CEO Amund Skarholt, phone +47 97 55 94 25

Asker, 16 December 2005
Tomra Systems ASA



Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: BØRSPAUSE
Til: 25.01.

16.12.05 13:36 Marked=OB **TOM OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 13:42.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.:
Meldingstype: BØRSPAUSE Til: 25.01.:

21.12.05 14:35 Marked=OB TOM **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: AVTALER
Til: 25.01.

21.12.05 14:36 Marked=OB TOM **ORDER FROM EDEKA GROUP** avtaler

---

Edeka Group, a large German retail association including SPAR and Netto (Maxhütte), has chosen TOMRA as its main supplier of combined reverse vending machine systems for refillable and non refillable beverage containers in Germany. TOMRA has received an initial order for 900 new machines and for upgrading 550 already installed refillable machines to also handle nonrefillable containers. This order comes in addition to the already announced order from Marktkauf, which also belongs to the Edeka Group. The installation of new machines and the upgrades of already installed machines will be initiated early in 2006 and continue throughout the year.
For further comments please contact President & CEO Amund Skarholt, phone +47 97 55 94 25

Asker, 21 December 2005
Tomra Systems ASA

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.:

Meldingstype: BØRSPAUSE

Til: 25.01.:

21.12.05 14:37 Marked=OB TOM **OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 14:42.

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 01.01.

Meldingstype: FINANSIELL KALENDER

Til: 25.01.

02.01.06 10:11 Marked=OB TOM **FINANCIAL CALENDAR 2006** finansiell kalender

---

14 February 2006: FY 2005 Results
19 April 2006: 1Q 2006 Results
3 May 2006: Annual General Meeting
13 July 2006: 2Q 2006 Results
17 October 2006: 3Q 2006 Results

All dates are tentative and subject to changes

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.:
Meldingstype: BØRSPAUSE
Til: 25.01.:

11.01.06 14:31 Marked=OB TOM **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from TOM, and a matching halt has been imposed until publication.

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.01.
Meldingstype: AVTALER Til: 25.01.

11.01.06 14:32 Marked=OB **TOM ORDER FROM GERMANY** avtaler

A large German retailer has chosen TOMRA as its supplier of reverse vending machine systems for non-refillable beverage containers in Germany. TOMRA has therefore received a firm order for 4,000 new machines to be delivered during second half 2006. Furthermore, TOMRA has signed a frame contract for additional machines to be installed in connection with new store openings during 2007 and 2008.

For further comments please contact President & CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73)

Asker, 11 January 2006
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.:
Meldingstype: BØRSPAUSE
Til: 25.01.:

11.01.06 14:33 Marked=OB TOM **OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by TOM. Matching halt to end. There will be a pre-trading session (CLIN) until 14:37.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.01.
Meldingstype: AVTALER
Til: 25.01.

16.01.06 10:18 Marked=OB TOM **ORDER FROM THE U.S.** avtaler

TOMRA has entered into an agreement with a leading U.S. retailer for 500 reverse vending machines in the Michigan market during 2006 and 2007. The contract value is approximately 70 MNOK.

For further comments please contact President & CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73).

Asker, 16 January 2006
Tomra Systems ASA

TOMRA - INVITATION TO 4Q 2005 PRESENTATION

President and CEO Amund Skarholt will present TOMRA's 4th quarter 2005 results on Tuesday 14 February 2006 at 16:30 CET.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Høyres Hus, Stortingsgaten 20 (6th floor), Oslo

For participation, please contact: Elisabeth Wilborn Sørli
Phone: +47 66 79 92 19 or e-mail: elisabeth.sorli@tomra.no

Material availability: The power point presentation and the quarterly report will be available at 04.15 pm, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (under the investor relations section), on www.oslobors.no and on www.huginonline.com.

Asker, 25 January 2006

Tomra Systems ASA

TOMRA - CORRECTION: INVITATION TO 4Q 2005 PRESENTATION

In the invitation sent out earlier today, we indicated that the presentation material and the quarterly report would be available at 16:15. The correct time is 16:30 when the Oslo Stock Exchange has closed.

President and CEO Amund Skarholt will present TOMRA's 4th quarter 2005 results on Tuesday 14 February 2006 at 16:30 CET.

The presentation will be broadcasted live on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Place and address: Høyres Hus, Stortingsgaten 20 (6th floor), Oslo

For participation, please contact: Elisabeth Wilborn Sørli
Phone: +47 66 79 92 19 or e-mail: elisabeth.sorli@tomra.no

Material availability: The Powerpoint presentation and the quarterly report will be available at 16:30, at the same time as the start of the live broadcast. You can find these on the web site www.tomra.com (under the investor relations section), on www.oslobors.no and on www.huginonline.com.

Asker, 25 January 2006
Tomra Systems ASA

13.02.06 08:58 Marked=OB TOM **IFRS CONVERSION** andre børsmeldinger 53K

Please find attached updated documentation on the effects of the IFRS-conversion on the 2004 financial figures for the Tomra Group.

Compared to previously announced effects, the adjustments mainly comprise the following items:

- \`Other items\`, which previously have been reported before taxes, are now classified as part of operating profit

- \`The deferred tax\` calculation has been adjusted and this has increased tax expenses in 2004 with MNOK 8 million and in addition impacted the deferred tax assets values in the balance sheet

Contact person: CFO Espen Gundersen, telephone +47 97687301

Asker, 13 January 2006
Tomra Systems ASA

Transition to International Financial Reporting Standards

All figures in NOK million

From 1 January 2005, the consolidated accounts of Tomra Systems ASA will comply with International Financial Reporting Standards (IFRS).

Impact of conversion on consolidated group financial statements
The consolidated group financial statements for 2004 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (NGAAP).
Tomra has analyzed the differences between NGAAP and IFRS for those areas that affect the consolidated financial statements.
The identified differences are calculated and presented in the table below.

Balance sheet as of 31 December 2003
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
ASSETS										
Intangible assets	502	12		47			-4			557
Leasing equipment	173			-21						152
Other fixed assets	648	-16								632
Inventory	405			-54						351
Short-term receivables	576									576
Cash and cash equivalents	1,083									1,083
TOTAL ASSETS	**3,387**	-4	0	-28	0	0	-4	0	0	**3,351**
LIABILITIES & EQUITY										
Paid-in capital	1,597									1,597
Retained earnings	997	-41		-28	54		-4			978
Minority interests	119									119
Deferred taxes	10	-5								5
Long-term interest-bearing liabilities	54							-3		51
Short-term interest-bearing liabilities	4							3		7
Other liabilities	606	42			-54					594
TOTAL LIABILITIES AND EQUITY	**3,387**	-4	0	-28	0	0	-4	0	0	**3,351**

Profit and loss statement 2004
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
Operating revenues	**2,512**									**2,512**
Cost of goods sold	1,547			-11						1,536
Depreciation	55			10						65
Gross contribution	**910**	0	0	1	0	0	0	0	0	**911**
Operating expenses	626	-1		-26		18				617
Depreciation	111		-34							77
Operating profit before other items	**173**	1	34	27	0	-18	0	0	0	**217**
Loss related to Tomra Systems OY									3	3
Income related to Wise Metals Group									54	54
Operating profit	**173**	1	34	27	0	-18	0	0	51	**268**
Net financial income/(expense)	24									24
Profit before tax	**197**	1	34	27	0	-18	0	0	51	**292**
Loss related to Tomra Systems OY	3								-3	0
Income related to Wise Metals Group	54								-54	0
Taxes	87		3	8						98
Net profit	**161**	1	31	19	0	-18	0	0	0	**194**

Balance sheet as of 31 December 2004
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
ASSETS										
Intangible assets	624	16	30	58			-9			719
Leasing equipment	160			-20						140
Other fixed assets	624	-35								589
Inventory	329			-44						285
Short-term receivables	541									541
Cash and cash equivalents	983									983
TOTAL ASSETS	**3,261**	-19	30	-6	0	0	-9	0	0	**3,257**
LIABILITIES & EQUITY										
Paid-in capital	1,597									1,597
Retained earnings	673	-39	30	-9	321		-9			967
Minority interests	68									68
Deferred taxes	20			3						23
Long-term interest-bearing liabilities	58							-8		50
Short-term interest-bearing liabilities	3							8		11
Other liabilities	842	20			-321					541
TOTAL LIABILITIES AND EQUITY	**3,261**	-19	30	-6	0	0	-9	0	0	**3,257**

Equity reconciliation
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
Equity 31 December 2003	2,713	-41		-28	54		-4			2,694
Profit	161	1	31	19		-18				194
Translation differences	-142									-142
Dividend minorities/new cons. entities	-73						-5			-78
Accrued for dividend	-321				267					-54
Share based payments						18				18
Equity 31 December 2004	**2,338**	-40	31	-9	321	0	-9	0	0	**2,632**

Cashflow statement
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
Profit before taxes	197	1	34	27		-18			51	292
Changes in working capital	105			-8						97
Other operating changes	79	-1	-34	8		18			-51	19
Total cashflow from operations	**381**	**0**	**0**	**27**	**0**	**0**	**0**	**0**	**0**	**408**
Total cashflow from investments	-396			-27						-423
Total cashflow from financing	-76									-76
Total cashflow for the period	-91	0	0	0	0	0	0	0	0	-91

Note 1 - Employee Benefits
The difference between NGAAP and IFRS is the discount rate, and that Tomra has used the exemption in IFRS 1 and reset the deferred deviations.

Note 2 - Goodwill
According to IFRS, goodwill is not depreciated. Tomra will use the exemption in IFRS 1 and not restate earlier business combinations.

Note 3 - Development
According to IFRS, development costs will be capitalized and depreciated over expected economic life, while based on NGAAP these costs have been booked as current expenses.
Accumulated development costs, less accumulated depreciation are booked in the balance sheet.
Development costs which have been capitalized as part of inventory and lease portfolio have been reversed.

Note 4 - Dividend
Accrued dividend is not classified as other short term liabilities according to IFRS, but is part of equity.

Note 5 - Share-based payment
Vested options to employees are expensed according to IFRS 2. Estimated market value is calculated and booked as labor cost in the profit and loss statement.

Note 6) - Goodwill acquisitions from minorities
Additional goodwill originating from purchase of shares from minorities, are under IFRS booked against equity and not capitalized in the balancesheet

Note 7) - Short term part of long term debt
Reclassified short term part of long term debt

Note 8) - Other items
Other items has under NGAAP been reported after "Ordinary profit before taxes". Under IFRS its reported as part of the operating profit.

Quaterly information 2004

	N-GAAP				IFRS			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Income statement								
(Figures in NOK million)								
Operating revenues	**592.8**	**590.9**	**665.0**	**663.5**	**592.8**	**590.9**	**665.0**	**663.5**
Cost of goods sold	372.9	362.8	400.8	410.5	371.4	361.4	398.9	403.9
Depreciation	13.6	14.5	14.1	12.9	16.2	17.1	16.7	15.5
Gross contribution	**206.3**	**213.6**	**250.1**	**240.1**	**205.2**	**212.4**	**249.4**	**244.1**
Operating expenses	147.2	154.8	158.7	165.7	145.0	152.5	156.5	163.5
Depreciation	25.5	25.9	27.2	32.2	18.0	18.4	17.3	22.8
Profit before other items	**33.6**	**32.9**	**64.2**	**42.2**	**42.2**	**41.5**	**75.6**	**57.8**
Loss related to Tomra Systems OY						3.4		
Income related to Wise Metals Group						54.7		
Operating profit	**33.6**	**32.9**	**64.2**	**42.2**	**42.2**	**92.8**	**75.6**	**57.8**
Net financial income/(expense)	5.4	10.5	5.0	3.3	5.4	10.5	5.0	3.3
Ordinary profit before tax	**39.0**	**43.4**	**69.2**	**45.5**	**47.6**	**103.3**	**80.6**	**61.1**
Loss related to Tomra Systems OY		3.4						
Income related to Wise Metals Group		54.7						
Taxes expense	13.3	35.5	23.5	14.7	16.1	35.9	26.4	19.5
Net profit	**25.7**	**59.2**	**45.7**	**30.8**	**31.5**	**67.4**	**54.2**	**41.6**
Minority interest	(2.3)	(4.5)	(6.5)	(2.1)	(2.3)	(4.5)	(6.5)	(2.1)
Earnings per share (NOK)	0.13	0.31	0.22	0.16	0.16	0.35	0.27	0.22

Income statement *(Figures in NOK million)*	1st quarter 2004						
	NGAAP	Pension	Goodwill	R&D	Dividend	IFRS 2	**IFRS**
Operating revenues	**592.8**						**592.8**
Cost of goods sold	372.9			(1.5)			371.4
Depreciation	13.6			2.6			16.2
Gross contribution	**206.3**	**0.0**	**0.0**	(1.1)	**0.0**	**0.0**	**205.2**
Operating expenses	147.2	(0.1)		(6.6)		4.5	145.0
Depreciation	25.5		(7.5)				18.0
Profit before other items	**33.6**	**0.1**	**7.5**	**5.5**	**0.0**	(4.5)	**42.2**
Loss related to Tomra Systems OY							
Income related to Wise Metals Group							
Operating profit	**33.6**	**0.1**	**7.5**	**5.5**	**0.0**	(4.5)	**42.2**
Net financial income/(expense)	5.4						5.4
Ordinary profit before tax	**39.0**	**0.1**	**7.5**	**5.5**	**0.0**	(4.5)	**47.6**
Loss related to Tomra Systems OY	0.0						0.0
Income related to Wise Metals Group	0.0						0.0
Taxes expense	13.3			2.8			16.1
Net profit	**25.7**	**0.1**	**7.5**	**2.7**	**0.0**	(4.5)	**31.5**
Minority interest	(2.3)						(2.3)
Earnings per share (NOK)	0.13						0.16

	2nd quarter 2004						
	NGAAP	Pension	Goodwill	R&D	Other items	IFRS 2	**IFRS**
Income statement							
(Figures in NOK million)							
Operating revenues	**590.9**						**590.9**
Cost of goods sold	362.8			(1.4)			361.4
Depreciation	14.5			2.6			17.1
Gross contribution	**213.6**	**0.0**	**0.0**	(1.2)	**0.0**	**0.0**	**212.4**
Operating expenses	154.8	(0.2)		(6.6)		4.5	152.5
Depreciation	25.9		(7.5)				18.4
Profit before other items	**32.9**	**0.2**	**7.5**	**5.4**	**0.0**	(4.5)	**41.5**
Loss related to Tomra Systems OY					3.4		3.4
Income related to Wise Metals Group					54.7		54.7
Operating profit	**32.9**	**0.2**	**7.5**	**5.4**	**51.3**	(4.5)	**92.8**
Net financial income/(expense)	10.5						10.5
Ordinary profit before tax	**43.4**	**0.2**	**7.5**	**5.4**	**51.3**	(4.5)	**103.3**
Loss related to Tomra Systems OY	3.4				(3.4)		0.0
Income related to Wise Metals Group	54.7				(54.7)		0.0
Taxes expense	35.5			0.4			35.9
Net profit	**59.2**	**0.2**	**7.5**	**5.0**	**0.0**	(4.5)	**67.4**
Minority interest	(4.5)						(4.5)
Earnings per share (NOK)	0.31						0.35

	3rd quarter 2004						
	NGAAP	Pension	Goodwill	R&D	Dividend	IFRS 2	**IFRS**
Income statement							
(Figures in NOK million)							
Operating revenues	**665.0**						**665.0**
Cost of goods sold	400.8			(1.9)			398.9
Depreciation	14.1			2.6			16.7
Gross contribution	**250.1**	**0.0**	**0.0**	(0.7)	**0.0**	**0.0**	**249.4**
Operating expenses	158.7	(0.1)		(6.6)		4.5	156.5
Depreciation	27.2		(9.9)				17.3
Profit before other items	**64.2**	**0.1**	**9.9**	**5.9**	**0.0**	(4.5)	**75.6**
Loss related to Tomra Systems OY							0.0
Income related to Wise Metals Group							0.0
Operating profit	**64.2**	**0.1**	**9.9**	**5.9**	**0.0**	(4.5)	**75.6**
Net financial income/(expense)	5.0						5.0
Ordinary profit before tax	**69.2**	**0.1**	**9.9**	**5.9**	**0.0**	(4.5)	**80.6**
Loss related to Tomra Systems OY	0.0						0.0
Income related to Wise Metals Group	0.0						0.0
Taxes expense	23.5			2.9			26.4
Net profit	**45.7**	**0.1**	**9.9**	**3.0**	**0.0**	(4.5)	**54.2**
Minority interest	(6.5)						(6.5)
Earnings per share (NOK)	0.22						0.27

	4th quarter 2004						
	NGAAP	Pension	Goodwill	R&D	Dividend	IFRS 2	**IFRS**
Income statement							
(Figures in NOK million)							
Operating revenues	**663.5**						**663.5**
Cost of goods sold	410.5			(6.6)			403.9
Depreciation	12.9			2.6			15.5
Gross contribution	**240.1**	**0.0**	**0.0**	**4.0**	**0.0**	**0.0**	**244.1**
Operating expenses	165.7	(0.2)		(6.6)		4.6	163.5
Depreciation	32.2		(9.4)				22.8
Profit before other items	**42.2**	**0.2**	**9.4**	**10.6**	**0.0**	(4.6)	**57.8**
Loss related to Tomra Systems OY							0.0
Income related to Wise Metals Group							0.0
Operating profit	**42.2**	**0.2**	**9.4**	**10.6**	**0.0**	(4.6)	**57.8**
Net financial income/(expense)	3.3						3.3
Ordinary profit before tax	**45.5**	**0.2**	**9.4**	**10.6**	**0.0**	(4.6)	**61.1**
Loss related to Tomra Systems OY	0.0						0.0
Income related to Wise Metals Group	0.0						0.0
Taxes expense	14.7			4.8			19.5
Net profit	**30.8**	**0.2**	**9.4**	**5.8**	**0.0**	(4.6)	**41.6**
Minority interest	(2.1)						(2.1)
Earnings per share (NOK)	0.16						0.22

TOMRA Group Profit and Loss Figures in NOK million	1Q 2004 IFRS					
	Deposit		Non-deposit		Other	
	RVM Tech	Collection& materials handling	Recycling Tech	Other activities	Group functions	TOTAL
Operating revenues	318	189		86		593
Gross contribution	159	36		10		205
- in %	50%	19%		12%		35%
Operating expenses	100	31		28	4	163
Operating profit before other items	59	5	0	(18)	(4)	42
- in %	19%	2%		-21%		7%

TOMRA Group Profit and Loss Figures in NOK million	2Q 2004 IFRS					
	Deposit		Non-deposit		Other	
	RVM Tech	Collection& materials handling	Recycling Tech	Other activities	Group functions	TOTAL
Operating revenues	301	206		84		591
Gross contribution	151	48		14		213
- in %	50%	23%		16%		36%
Operating expenses	108	34		26	4	171
Operating profit before other items	43	15	0	(12)	(4)	42
- in %	14%	7%		-15%		7%

TOMRA Group Profit and Loss Figures in NOK million	3Q 2004 IFRS					
	Deposit		Non-deposit		Other	
	RVM Tech	Collection& materials handling	Recycling Tech	Other activities	Group functions	TOTAL
Operating revenues	303	237	24	101		665
Gross contribution	159	59	16	15		249
- in %	53%	25%	67%	15%		38%
Operating expenses	101	33	11	25	4	174
Operating profit before other items	58	26	5	(10)	(4)	75
- in %	19%	11%	21%	-9%		11%

TOMRA Group Profit and Loss Figures in NOK million	4Q 2004 IFRS					
	Deposit		Non-deposit		Other	
	RVM Tech	Collection& materials handling	Recycling Tech	Other activities	Group functions	TOTAL
Operating revenues	328	189	44	102		663
Gross contribution	166	41	27	10		244
- in %	50%	21%	65%	11%		37%
Operating expenses	107	37	12	26	4	186
Operating profit before other items	59	4	15	(16)	(4)	58
- in %	18%	2%	34%	-16%		9%

TOMRA Group Profit and Loss Figures in NOK million	2004 IFRS					
	Deposit		Non-deposit		Other	
	RVM Tech	Collection& materials handling	Recycling Tech	Other activities	Group functions	TOTAL
Operating revenues	1,250	821	68	373		2,512
Gross contribution	635	184	43	49		911
- in %	51%	22%	63%	13%		36%
Operating expenses	416	134	23	105	16	694
Operating profit before other items	219	50	20	(56)	(16)	217
- in %	17%	6%	30%	-15%		9%

TOMRA - Fourth Quarter results 2005

Please find a short version of the quarterly report below. For more detailed information, please find links to the complete quarterly report and presentation at the end of the summary.

- Revenues of 675 MNOK (+2% percent relative to fourth quarter 2004, +6% after adjusting for currency effects and acquisitions/disposals)
- Operating profit of 93 MNOK before restructuring charges (70 MNOK in fourth quarter 2004)
- Operating profit of 79 MNOK after 14 MNOK in restructuring charges (58 MNOK in fourth quarter 2004)
- Cash flow from operations of 131 MNOK

RVM Technology
Revenues in RVM Technology equaled 356 MNOK in the fourth quarter 2005 versus 328 MNOK in 2004 - an increase of 9 percent. Strong performance in Germany, Holland and the US was the main reason for the increase.

TOMRA has received several orders from Germany related to the introduction of nationwide deposit system for non-refillable beverage containers on 1 May 2006. During the fourth quarter of 2005 TOMRA received orders for approximately 4000 RVMs from Aldi Süd, Marktkauf, Metro and Edeka. On 11 January 2006, a large German retailer placed a single order for 4000 RVMs with TOMRA. The company's current order book from Germany therefore comprises almost 8000 mahcines that will be delivered during 2006, primarily in second and third quarter.

Collection & Materials Handling
Revenues in the fourth quarter 2005 increased by 2 percent to 30.3 MUSD. Measured in NOK revenues increased by 6 percent to 201 MNOK. The collection business in California experienced a revenue increase of 12 percent to 14.5 MUSD in the fourth quarter due to higher volume and commodity pricing. Measured in NOK revenues increased 17 percent to 96 MNOK in the quarter. Number of containers collected grew by 15 percent over the prior year and the total number of collection sites grew by 10 percent to 433.

Recycling Technology
TiTech and Orwak Group demonstrated solid performance in the fourth quarter of 2005. Revenues equaled 117 MNOK and the operating profit margin was 16% even after restructuring charges of 2 MNOK.
TOMRA anticipates substantially improved results in the first quarter of 2006 versus the previous year based on an order backlog of 70 MNOK entering 2006 versus 35 MNOK entering 2005.

Other non-deposit activities
TOMRA now has approximately 90 machines installed in Japan, but a closer cooperation with Sumitomo Corporation is required in order to accelerate the placement of machines. TOMRA will continue the positive dialogues with wards in Tokyo for deliveries in 2006 and aims at creating a joint business model together with Sumitomo during the first half of 2006.

In the fourth quarter of 2005, TOMRA installed the sixth and final recycling center with TESCO in the UK. The pilot program with TESCO is scheduled to run through the first quarter of 2006. So far feedback from consumers and TESCO has been positive, and TOMRA is currently discussing an expansion of the program with TESCO. A conclusion is expected in the first quarter of 2006.

For presentation of 4th quarter 2005 please use the following link:
http://hugin.info/162/R/1034826/167009.pdf

For full report with tables of 4th quarter 2005, please use the following link:
http://hugin.info/162/R/1034824/167008.pdf

To view the web cast live on internet, please use the following link:
www.easystream.no/easystream/irclients/linkcreator/webcast.cfm?webcastid=199&guid=0887D675-5479-44B3-9BD2-461C5DAECA52

A record of the broadcast will be available as soon as the live broadcast has ended.

OSLO BØRS NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 21.02.2
Meldingstype: MELDEPLIKTIG HANDEL
Til: 21.02.2

21.02.06 07:41 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 110,000 own shares at an average price of NOK 53.03 per share at the Oslo Stock Exchange. After this transaction TOMRA holds 4,608,000 own shares.

For further information please contact CFO Espen Gundersen, phone +47 97 68 73 01.

Asker, 20 February 2006
Tomra Systems ASA




Helping the world recycle

Share price, earnings per share, and dividend history

Share price


IN NOK
200,00
180,00
160,00
140,00
120,00
100,00
80,00
60,00
40,00
20,00
0,00
jan.98
jan.99
jan. 00
jan. 01
jan. 02
jan. 03
jan. 04
MONTH/YEAR
TOM
OSEBX

TOM=Tomra Systems ASA OSEBX=Oslo Stock Exchange Share Index

Earnings per share and dividends


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
In NOK
1997
1998
1999
2000
2001
2002
2003
EARNINGS PER SHARE
DIVIDEND



Helping the world recycle

Corporate policies

Shareholder Policy

The principal goal of TOMRA's shareholder policy is to protect shareholder rights and interests. This goal is achieved by effectively managing the company's resources in order to generate acceptable short-term operating and financial goals balanced by the costs of investing in projects to secure a pipeline of long-term market opportunitiesfor the company within acceptable risk parameters. TOMRA has no limitations on the transferability of shares and has one class of shares. Each share entitles the holder to one vote.

Investor Relations Policy

TOMRA endeavours to provide its shareholders and the financial markets with information in so much detail and so frequently that the TOMRA share price correctly reflects the underlying values and the future growth potential of the company. An important element in achieving this goal is the coordination of meetings in Europe and North America after every quarter. In addition, management seeks to make itself available for meetings with analysts and investors upon request. All important information affecting TOMRA is reported immediately, and such information shall be made available to all players in the financial market on an equal basis.

Dividend Policy

TOMRA seeks to ensure a high return on investment for the shareholders over time in a combination of dividends and capital gains. It is TOMRA's policy to maintain a high equity ratio to provide a platform for the company's high growth expectations. Subject to financing needs for TOMRA's growth, TOMRA shareholders can expect a dividend distribution of around twenty percent.

Corporate Governance Policy

In TOMRA corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers. TOMRA closely follows the discussion on corporate governance in Norway and internationally, and aspires to adhere to best practices. TOMRA's Corporate Governance Policy has been approved by the Board of Directors, and will be reviewed annually or more often if deemed necessary.

Download TOMRA Corporate Governance Policy (full text)




TOMRA


Helping the world recycle

Share buyback program

Date of purchase	Number of shares	Price per share in NOK	Accumulated share balance
24 Oct. 2005	520 000	43.30	520 000
25 Oct. 2005	550 000	45.17	1 070 000
27 Oct. 2005	179 000	43.77	1 249 000
31 Oct. 2005	146 000	44.17	1 395 000
03 Nov. 2005	333 200	45.41	1 728 200
04 Nov. 2005	311 800	46.15	2 040 000
09 Nov. 2005	250 000	47.45	2 290 000
10 Nov. 2005	264 000	47.89	2 554 000
11 Nov. 2005	150 000	47.53	2 704 000
14 Nov. 2005	145 000	47.42	2 849 000
15 Nov. 2005	184 000	47.36	3 033 000
21 Nov. 2005	750 000	49.52	3 783 000
22 Nov. 2005	490 000	49.80	4 273 000
23 Nov. 2005	225 000	49.38	4 498 000

Click here to view stock exchange announcements relating to these purchases


Helping the world recycle

TOMRA



Organization

Group management



President & CEO, Tomra Systems ASA

Amund Skarholt (b. 1948)
Joined TOMRA as President & CEO in 2005.

Shares/options in TOMRA: 0

Career history:
2003-2005: Bravida ASA, President & CEO
1991-2003: The Securitas Group, Deputy CEO

Affiliations: Vice Chairman of the Board, TANDBERG asa
Board member, Capio AB





Chief Financial Officer, Tomra Systems ASA

Espen Gundersen (b. 1964)
MBA, Norwegian School of Management, Oslo
CPA, Norwegian School of Economics and Business Administration, Bergen
Joined TOMRA in 1999, SVP since 2002

Shares/options in TOMRA: 0/100,000

Career history:
1995-1999: Selmer ASA, VP Business development
1989-1995: Arthur Andersen

Affiliations: Board member, Mesta AS

Senior VP Technology, Tomra Systems ASA

Harald Henriksen (b. 1963)
B.Sc. Electronics, University of Salford, Manchester
Joined TOMRA in 2004 as Senior VP Technology

Shares/options in TOMRA: 0/151,000

Career history:
2000-2004: VP Business Unit Tactical Radio, Kongsberg Defence and Communications AS
1997-2000: VP Product management, VP R&D, Kongsberg Ericsson



	Communications ANS
1990-1997:	Technical management and project management, NFT-Ericsson ANS
1986-1990:	Product Development and project management, Elektrisk Bureau

President, Tomra North America Inc.



Gregory G. Knoll (b. 1948)
B.S. Marketing, Pennsylvania State University
Joined TOMRA in January 2002 as President of Tomra North America

Shares/options in TOMRA: 0/100,000

Career history:

1997-2000:	Vice President/General Manager Foods Business, Unilever USA
1994-1997:	Marketing Vice President/General Manager Foods & Beverage Business, Unilever Germany
1990-1994:	Marketing Vice President Foods & Beverage Business, Unilever Japan
1971-1990:	Marketing & sales/general management, Unilever/Lipton USA



Senior VP Finance, Tomra North America Inc.

Fredrik Witte (b. 1971)
B.S. Economics, Wharton School of Finance & Commerce (1994)
Joined TOMRA in 2001, SVP since 2005

Shares/options in TOMRA: 1,100/70,000

Career history:

1995-2001:	Den norske Bank ASA, VP, Key Account Manager



Senior VP Business Development, Tomra Systems ASA

Trond K. Johannessen (b. 1972)
M. Sc. Norwegian School of Economics and Business Administration, Norway; and Northwestern University, USA
Joined TOMRA in 2002 as Senior Vice President Business Development

Shares/options in TOMRA: 2,000/50,000

Career history:

1997-2002:	Associate Principal (from 2002), McKinsey & Company



Managing Director, Tomra Systems GmbH

Heiner Bevers (b. 1960)
MBA, Westfälische Wilhelms-Universität, Münster
Joined TOMRA in 2001 as General Manager Tomra Systems GmbH (Germany)

Shares/options in TOMRA: 2,000/65,000

Career history:

1999-2001:	General Manager, Consumer Division Werner & Mertz Group
1986-1999:	Marketing & Sales, Procter & Gamble



VP, Tomra Nordic

Håkan Erngren (b. 1960)
Joined TOMRA in 2001 as Managing Director of Tomra Systems AB (Sweden)

Shares/options in TOMRA: 0/30,000

Career history:

1999-2001:	Sales Director, Pripps/Carlsberg
1997-1999:	Sales Director, L'Oreal
1995-1997:	Sales Director, Lever



Senior VP & Chief Technology Officer, Tomra Systems ASA

Terje Hanserud (b. 1959)
M.Sc. Electronics and Computer Science, Norwegian University of Science and Technology, Trondheim
Joined TOMRA in 1993 as VP R&D

Shares/options in TOMRA: 44,868/120,000

Career history:

1989-1993:	Dolphin Server Technology AS, VP R&D and VP Operations
1984-1989:	Norsk Data AS, Software Development & Project Management

Affiliations: Board Member, SINTEF Electronics & Cybernetics


TOMRA


Helping the world recycle

Organization

Board of directors



Chairman of the Board:
Jan Chr. Opsahl (b. 1949)
B.A., Bus. Adm. 1973, University of Strathclyde
M.Sc. Sloan Fellow 1980, London Business School/MIT

President/CEO TOMRA 1986-1988
Board member of TOMRA since 1988, Chairman since 1989
Other board memberships: Chairman of the Board of Tandberg ASA, and Tandberg TV ASA.
Shares/options in TOMRA: 128,096/0



Joergen Randers (b. 1945)
Professor, Norwegian School of Management
Ph.D., M.I.T

Board member of TOMRA since 1991
Other board memberships: eGroup ASA, Miljøforskningssenteret AS and WWF International.
Member of the "sustainability councils" of the Dow Chemical Company and British Telecom.
Shares/options in TOMRA: 32,100/0



Hanne de Mora (b. 1960)
Partner/Chairperson, a-connect, Zurich
MBA, IESE Business School, University of Navarra, Barcelona

Board member of TOMRA since 2002
Other board memberships: Telenor and Valora (Switzerland)
Shares/options in TOMRA: 6,000/0



Rune Bjerke (b. 1960)
Chief Executive Officer, Hafslund ASA
BA, Social Economics, Oslo University
MPA, Harvard University

Board member of Tomra since 2004
Other board memberships: Energibedriftenes Landsforening (EBL)
Shares/options in TOMRA: 0/0



Grethe Aasved (b. 1954)
Director Corporate Affairs, Pfizer AS
Bachelor of Medicine (Cand. med.), Oslo University (1985)
Specialist in psychiatry (1998)

Board member of TOMRA since 2005
Shares/options in TOMRA: 0/0

****



Employee representative:
Klaus Naeroe (b. 1948)
Joined TOMRA in 1978
Technical order processing, Tomra Production AS
Board member of TOMRA since 1988
Shares/options in TOMRA: 3,112/0



Employee representative:
Karen Michelet (b. 1958)
Joined TOMRA in 1985
HR Coordinator, Human Resources Dept., Tomra Systems ASA
Board member of TOMRA since 2005
Shares/options in TOMRA: 0/0



...the world recycle

Key figures

Figures in NOK million	2004	2003	2002	2001	2000
PROFIT AND LOSS STATEMENT					
Operating revenues	**2 512**	**2 463**	**2 674**	**2 924**	**2 718**
Other income	-	-	-	-	-
Cost of goods sold	1 547	1 493	1 551	1 727	1 522
Depreciation and write-offs	55	62	74	192	80
Gross contribution	**910**	**908**	**1 049**	**1 005**	**1 116**
Operating expenses	626	555	601	608	550
Ordinary depreciation/ write-down	111	111	118	437	100
Operating profit	**173**	**242**	**330**	**(40)**	**466**
Profit from affiliated companies	1	1	2	(3)	1
Net financial items	23	42	74	105	26
Ordinary profit before taxes	**197**	**285**	**406**	**62**	**493**
Other items	51	35	-	(12)	(384)
Taxes related to other items	20	(10)	-	(5)	(121)
Taxes related to ordinary profit	67	97	126	39	154
Net profit	**161**	**163**	**280**	**16**	**76**
Minority interest	(15)	(18)	(24)	(31)	(15)
ASSETS					
Intangibles	624	502	510	791	444
Real proerty, fixed assets	397	414	437	559	546
Leasing equipment	160	173	181	263	253
Financial fixed assets	226	234	213	212	200
Total fixed assets	**1 407**	**1 323**	**1 341**	**1 825**	**1 443**
Inventory	329	405	308	299	312
Receivables	542	576	471	672	805
Bank deposits, cash, etc.	983	1 083	1 017	697	712
Total current assets	**1 854**	**2 064**	**1 796**	**1 668**	**1 829**
Total assets	**3 261**	**3 387**	**3 137**	**3 493**	**3 272**
LIABILITES AND EQUITY					
Paid-in capital	1 597	1 597	1 597	1 583	1 460
Retained earnings	673	997	873	1 048	1 176
Minority interest	68	119	118	160	73
Total equity	**2 338**	**2 713**	**2 588**	**2 791**	**2 709**

Deferred taxes	20	10	18	86	77
Other long-term liabilities	109	105	38	38	39
Total long-term liabilities	**129**	**115**	**56**	**124**	**116**
Liabilities to financial institutions	3	4	15	18	-
Accounts payable	173	174	174	240	184
Other current liabilities	618	381	304	320	263
Total current liabilities	**794**	**559**	**493**	**578**	**447**
Total liabilities and equity	**3 261**	**3 387**	**3 137**	**3 493**	**3 272**

PROFITABILITY					
Operating margin [1]	6,9 %	9,8 %	0	-1,4 %	17,1 %
Profit ratio, ordinary profit [2]	7,8 %	11,6 %	0	2,1 %	18,1 %
Return on equity ex. other items [3]	4,7 %	6,7 %	0	-0,3 %	15,4 %
Return on total assets, ordinary profit [4]	6,3 %	9,6 %	0	2,0 %	17,7 %
EBITDA (NOK million) [5]	339	415	522	589	646
CAPITAL DECEMBER 31					
Majority equity (NOK million) [6]	2 270	2 594	2 470	2 631	2 636
Equity ratio [7]	69,6 %	76,6 %	1	75,3 %	80,6 %
Bankers ratio [8]	2,3	3,7	3,6	2,9	4,1
Acid test [9]	1,9	3,0	3,0	2,4	3,4
Working capital (NOK million) [10]	1 060	1 505	1 303	1 090	1 382
SHARES					
Share capital December 31. (NOK million)	178,5	178,5	178,5	178,2	176,0
Earnings per share (EPS) [11]	0,82	0,81	1,44	-0,08	0,36
Earnings per share, ex. other items	0,64	0,95	1,44	-0,04	1,90
EPS, fully diluted [12]	0,82	0,81	1,44	-0,08	0,35
Dividend per share, adjusted (NOK)	1,80	0,30	0,25	0,20	0,20
Share price Dec. 31, adjusted (NOK) [13]	33,30	40,10	45,10	86,00	171,00
Market capitalization (NOK million)	5 944	7 155	8 047	15 327	30 101
Price/earnings ratio (P/E) [14]	52	42,2	31,30	neg.	90,0
EMPLOYEES					
Total employes (average)	1 943	2 024	2 010	1 912	1 829
Sales per employee (1000 NOK)	1 293	1 217	1 330	1 529	1 486

1) Operating profit as a percentage of operating revenues
2) Ordinary profit before taxes as a percentage of operating revenues
3) Net profit exclusive other items after minority interests as a percentage of average equity (as defined in footnote 6)
4) Ordinary profit before taxes and interest expenses as a percentage of average total assets
5) Operating profit exclusive depreciations and write-downs
6) Equity exclusive minority interest
7) Equity as defined in footnote 6 as a percentage of total assets
8) Current assets divided by short-term liabilities
9) Current assets excluding inventories divided by short-term liabilities
10) Current assets less short-term liabilities
11) Net profit after tax divided by average number of shares
12) Net profit after tax divided by average number of shares incl. vested warrants
13) Adjusted for split in 1999 and 2000
14) Stock price as of December 31, divided by earnings per share exclusive other items


TOMRA


Helping the world recycle

Ownership structure

	Registered at 20 February 2006	Number of shares	Ownership
1.	Folketrygdfondet	17 203 100	9,6 %
2.	Orkla ASA	7 226 800	4,0 %
3.	State Street Bank & Client Omnibus D	6 042 386	3,4 %
4	JP Morgan Chase Bank Clients Treaty Account	4 968 624	2,8 %
5.	Tomra Systems ASA	4 498 000	2,5 %
6.	Clearstream Banking CID Dept, Frankfurt	4 079 842	2,3 %
7.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 828 289	2,1 %
8.	Danske Bank A/S 3887 Operations Sec.	3 792 214	2,1 %
9.	DnB NOR Norge (IV) VPF	2 645 161	1,5 %
10.	SIS Segaintersettle	2 636 868	1,5 %
11.	Deutsche Bank AG LON	2 605 374	1,5 %
12.	Goldman Sachs & Co Equity Nontreaty cus	2 078 492	1,2 %
13.	Morgan Stanley and C Trading Account	2 070 930	1,2 %
14.	Nordea Bank Denmark S/A Nordea (DK) CCA	2 022 705	1,1 %
15.	Bank of New York, BR S/A Equity Tri-party	1 982 400	1,1 %
16.	Skagen Vekst	1 904 500	1,1 %
17.	Citigroup Global MAR IPB Client Safekeep	1 844 268	1,0 %
18.	Bank of New York, BR S/A St of New Jersey	1 661 850	0,9 %
19.	Avanse Norge (II) VPF	1 517 175	0,9 %
20.	BNP Parisbas Sec. Ser S/A CM CIC Securitie	1 460 700	0,8 %
	Total	76 069 678	42,6 %
	Other shareholders	102 416 881	57,4 %
	Total (14 877 shareholders)	178 486 559	100,0 %
	Shares owned by Norwegian shareholders	109 352 585	61,3 %
	Shares owned by foreign shareholders	69 133 974	38,7 %
	Total	178 486 559	100,0 %



Stock Exchange announcements

- **TOMRA announcements on the Oslo Stock Exchange** (in Norwegian)
  This link provides a listing of all notices regarding TOMRA for the past 36 months on the Oslo Stock Exchange.

- **Reportable trade by primary insiders**
  This link provides information about transactions of TOMRA financial instruments for the past 12 months made by primary insiders (e.g., TOMRA board members and senior management).

  English translation of trade notices for primary insiders not translated in the original Oslo Stock Exchange announcement:

  15 November 2004
  Svein S. Jacobsen, a board member of Tomra Systems ASA, has today sold 16,012 shares of Tomra Systems ASA at a price of NOK 29.20 to his wholly owned company Sveinja Invest AS. Total holdings remain unchanged at 79,692 shares.

  3 September 2004
  Trond K. Johannessen (SVP Business Development) has today purchased 1,000 shares at a share price of NOK 24.50. His holdings after this transaction are 2,000 shares and 50,000 options.

  27 April 2004
  Hanne de Mora, a board member of Tomra Systems ASA, has purchased today 6,000 shares at a price of 29.90 per share. Her holdings after this transaction are 6,000 shares.

- **Flagging announcements**
  This link provides an overview of all TOMRA share acquisitions/disposals for the past 12 months that exceed threshold levels.

  English translation of flagging announcements not translated in the original Oslo Stock Exchange announcement:

  16 July 2004
  Mutual funds under management by DnB NOR Kapitalforvaltning ASA have on 15 July 2004 sold 910,280 shares of Tomra Systems ASA. Funds under management of DnB NOR Kapitalforvaltning now own 8,478, 112 shares (4.75%) of TOMRA's share capital.

  1 June 2004
  As a result of the merger between DnB and Gjensidige NOR and the establishment of DnB Kapitalforvaltning ASA , the following consolidated ownership stakes from Avanse Forvaltning AS and DnB Investor AS have resulted: Software Innovation 12%; Ementor 8.89%; Kitron 8.72%; Gresvig 7.75%; Prosafe 5.89%; Vmetro 5.8%; TOMRA 5.69%. No transactions have been made. This is for information purposes only.

  28 November 2003
  The Norwegian National Insurance Scheme Fund (Folketrygdfondet) has today purchased 150,000 shares of Tomra Systems ASA and now owns 17,900,300 shares (10.03% of the share capital).


TOMRA

Helping the world recycle

Investor Relations

Share price

TOMRA on the Oslo Stock Exchange

3 months **6 months** **Past year**

Today's share price development CET 10.00-16.00


53.7
53.6
53.5
53.4
53.3
53.2
53.1
53.0

Today's share price **53.25**
(20 min. delay) *Delivered by Netfonds*

Financial calendar

14 Feb. 2006	4Q 2005/FY 2005 Results
19 Apr. 2006	1Q 2006 Results
03 May 2006	Annual General Meeting
13 Jul. 2006	2Q 2006 Results
17 Oct. 2006	3Q 2006 Results

Click here to download entire Capital Markets Day presentation (4.4MB)

Latest press releases

14 Feb. 2006 TOMRA - Fourth Quarter results 2005

25 Jan. 2006 TOMRA - CORRECTION: INVITATION TO 4Q 2005 PRESENTATION

TOMRA share buyback program
Click here for an overview of stock purchases

Subscribe to TOMRA press releases

Latest quarterly presentation

The quarterly presentations are open to everyone. Webcasts of the presentations are available via the links provided below.


Video
View the broadcast of the 4th quarter presentation.

Presentations archive

Corporate policies

This section reviews TOMRA's policies with regard to its shareholders, corporate governance, investor relations, and dividends.

Other shareholder information

Share price, earnings per share, and dividend history
Articles of Association
Annual General Meetings
Dividend-related items
Account Operator
RISK (Norwegian tax law for capital gains)
See additional links on the upper right-hand side of screen


Tomra Systems i perioden 25.02.05 til 21.02.06
54
52
50
48
46
44
42
40
38
36
34
32
30
28
26
24
01.03.05
01.04.05
01.05.05
01.06.05
01.07.05
01.08.05
01.09.05
01.10.05
01.11.05
01.12.05
01.01.06
01.


RECEIVED
2006 MAR - 1 P 1:


Tomra Systems i perioden 05.09.05 til 21.02.06
54
53
52
51
50
49
48
47
46
45
44
43
42
41
40
39
15.09.05
01.10.05
15.10.05
01.11.05
15.11.05
01.12.05
15.12.05
01.01.06
15.01.06
01.02.06


Tomra Systems i perioden 28.11.05 til 21.02.06
54.5
54.0
53.5
53.0
52.5
52.0
51.5
51.0
50.5
50.0
49.5
49.0
48.5
48.0
47.5
01.12.05
15.12.05
01.01.06
15.01.06
01.02.06
15.0





Helping the world recycle

Dividend-related items

	2004	2003	2002	2001	2000
Proposal date	01.04.05	05.04.04	08.04.03	03.04.02	05.04.01
Approval date	19.04.05	22.04.04	29.04.03	17.04.02	19.04.01
Exclusion date	20.04.05	23.04.04	30.04.03	18.04.02	20.04.01
Payout date	04.05.05	07.05.04	15.05.03	06.05.02	08.05.01
Dividend per share (NOK)	1.80	0.30	0.25	0.20	0.20


TOMRA


Helping the world recycle

Account Operator

DnB NOR Bank ASA, Registrars Department

Postal address: P.O. Box 1171, 0107 Oslo, Norway

Visiting address: Stranden 21, Aker Brygge, Oslo, Norway

Contact person: Gry Lerstang

Phone: +47 22 94 91 73

E-mail: gry.lerstang@dnbnor.no

Please contact our account operator if you have any questions concerning TOMRA's annual general meeting or dividend payments.



Helping the world recycle

About TOMRA News Products Worldwide Investor Relations Corporate Responsibility C

Investor Relations/Corporate policies / RISK

RISK

Norwegian tax law for capital gains

RISK is only applicable for shareholders that are subject to Norwegian tax laws.

RISK is defined as yearly net change in the company's taxed capital.

The cost price of shares should be regulated with RISK for the time period the shareholder has owned the shares. The RISK for each year is the following:

Date	RISK after stock split
1 January 2004	1.31
1 January 2003	0.25
1 January 2002	1.60
1 January 2001	0.28
1 January 2000	0.78
1 January 1999	0.49
1 January 1998	0.30
1 January 1997	0.18
1 January 1996	0.15
1 January 1995	-0.02
1 January 1994	-0.09
1 January 1993	0.00




Helping the world recycle

Analysts

To receive a detailed analysis of TOMRA's financial performance, you may wish to contact one of the financial analysts who follow TOMRA on a regular basis such as those provided in the list below.

Company	Analyst	Phone number
ABG Sundal	Harald Grimsrud	47 22 01 61 35
Pareto Fonds	Mikael Clement	47 22 87 87 39
Carnegie	Preben Rasch Olsen	47 22 00 93 59
Danske Equities	Henrik Schultz	45 33 44 04 27
DnB NOR Markets	Trygve Lauvdal	47 22 94 89 32
First Securities	Einar Strømstad	47 23 23 82 55
Fondsfinans	Bengt Kirkøen	47 23 11 30 42
UBS Warburg	Fredrik Liljewall	46 8 453 7313
Handelsbanken Markets	Knut Erik Løvstad	47 22 94 09 21
Kaupthing	Henning Lund	47 23 10 40 53
Enskilda Securities	Ketil Sjåk	47 21 00 85 50
Orion Securities	Andrej Rodionov	370 52 47 83 39
Norse Securities	Nicholas Landell-Mills	47 22 01 63 69


RECEIVED
2006 MAR -1 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


TOMRA®

FOURTH QUARTER 2003

TOMRA SYSTEMS ASA
Drengsrudhagen 2
P.O. Box 278
N-1370 Asker, Norway
Telephone: (+47) 66 79 91 00
Telefax: (+47) 66 79 91 11
Website: www.tomra.com

FINANCIAL STATEMENT – FOURTH QUARTER 2003

INCOME STATEMENT	4th Quarter		Accumulated 31 December			
(Figures in NOK million)	2003	2002	2003	2002		
	Total	Total	Total	Continued	Discontinued	Total
Operating revenues	711.6	651.2	2462.8	2666.8	7.1	2673.9
Cost of goods sold	434.1	377.9	1492.8	1545.1	5.4	1550.5
Lease depreciation	15.9	18.2	61.9	74.4	0.0	74.4
Gross contribution	*261.6*	*255.1*	*908.1*	*1047.3*	*1.7*	*1049.0*
Operating expenses	143.6	146.7	555.3	599.8	1.0	600.8
Depreciation	27.4	26.6	111.0	118.0	0.5	118.5
Operating profit	*90.6*	*81.8*	*241.8*	*329.5*	*0.2*	*329.7*
Affiliated companies	(0.4)	2.0	1.0	2.4	0.0	2.4
Net financial income/(expense)	6.7	15.4	42.0	74.5	(0.2)	74.3
Ordinary profit before tax	*96.9*	*99.2*	*284.8*	*406.4*	*0.0*	*406.4*
Loss related to Tomra Systems OY	35.0	0.0	35.0	0.0	0.0	0.0
Taxes expense	22.6	30.8	87.2	126.0	0.0	126.0
Net profit	*39.3*	*68.4*	*162.6*	*280.4*	*0.0*	*280.4*
Minority interest	(4.3)	(8.5)	(17.9)	(23.8)	0.0	(23.8)
Earnings per share (NOK)	*0.19*	*0.34*	*0.81*	*1.44*	*0.0*	*1.44*

BALANCE SHEET	31 December	
(Figures in NOK million)	2003	2002
ASSETS		
Intangible assets	379.8	379.9
Leasing equipment	172.7	181.2
Other fixed assets	770.6	779.6
Inventory	404.7	308.1
Short-term receivables	575.5	470.4
Cash and cash equivalents	1083.4	1017.3
Total assets	*3386.7*	*3136.5*
LIABILITIES & EQUITY		
Paid-in capital	1596.8	1596.8
Retained earnings	996.5	873.3
Minority interests	119.2	118.2
Deferred taxes	10.1	17.8
Long-term interest-bearing liabilities	54.1	38.0
Short-term interest-bearing liabilities	4.1	15.2
Other liabilities	605.9	477.2
Total liabilities & equity	*3386.7*	*3136.5*

CASH FLOW STATEMENT	4th Quarter		Accumulated 31 December	
(Figures in NOK million)	2003	2002	2003	2002
Ordinary profit before taxes	96.9	99.2	284.8	406.4
Changes in working capital	64.1	227.4	(75.5)	52.5
Other operating changes	29.4	(80.9)	7.7	41.9
Total cash flow from operations	190.4	245.7	217.0	500.8
Total cash flow from investments	(32.2)	(40.9)	(123.1)	(155.1)
Total cash flow from financing	(21.0)	3.1	(27.0)	(19.8)
Total cash flow for period	*137.2*	*207.9*	*66.9*	*325.9*
Exchange rate effect on cash	7.1	(4.3)	(0.8)	(6.2)
Opening cash balance	939.1	813.7	1017.3	697.6
Closing cash balance	1083.4	1017.3	1083.4	1017.3

EQUITY	Accumulated 31 December	
(Figures in NOK million)	2003	2002
Opening balance	*2470.1*	*2630.5*
Net profit	144.7	256.6
Equity issues	0.0	14.2
Translation difference	32.0	(381.6)
Other	0.0	(5.0)
Dividend accruals	(53.5)	(44.6)
Closing balance	*2593.3*	*2470.1*

INTERIM RESULTS	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
(Continuing operations)	**2002**	**2002**	**2003**	**2003**	**2003**	**2003**
Operating revenues	715.7	651.2	530.0	569.5	651.7	711.6
EBITDA	148.1	126.6	73.2	77.8	129.8	133.9
Operating profit	104.2	81.8	30.2	35.7	85.3	90.6
Sales growth (year-on-year)	2.7	(6.5)	(15.8)	(15.1)	(8.9)	9.3
Operating margin (%)	14.6	12.6	5.7	6.3	13.1	12.7
Earnings per share (NOK)	0.42	0.34	0.16	0.16	0.30	0.19
Earnings per share (NOK) fully diluted	0.42	0.34	0.16	0.16	0.30	0.19

Note: The quarterly financial statement is based on the same principles as the annual accounts, as well as the Norwegian Accounting Standard, NRS 11.

HIGHLIGHTS FOURTH QUARTER 2003

- Revenues 712 MNOK (+9 percent relative to fourth quarter 2002)
  - Europe 338 MNOK (+52 percent)
  - North America 283 MNOK (-8 percent)
  - Non-deposit markets 91 MNOK (-25 percent)
- Cash flow from operations 190 MNOK
- 98 percent revenue increase in Germany mainly driven by high demand for technology for refillable containers
- 189 percent revenue increase in Sweden mainly driven by installations at Coop Sweden
- More than 300 machines installed at Shaw's Markets stores in the U.S.
- Decision to close R&D and production company in Finland was announced with a provision of 35 MNOK

FINANCIALS

Revenues in the fourth quarter 2003 amounted to 712 MNOK, up nine percent from 651 MNOK in the fourth quarter of 2002. Operating profit equaled 91 MNOK for the quarter compared to 82 MNOK in same period in 2002. Ordinary profit before tax equaled 97 MNOK in the fourth quarter. An additional 35 MNOK has been accrued in a separate line item in connection with the closing of TOMRA's R&D and production company in Finland. Cash flow from operations in the fourth quarter ended at 190 MNOK, which contributed to an increase in cash to 1,083 MNOK, up from 939 MNOK at the end of the third quarter 2003.

Earnings per share equaled NOK 0.19 for the fourth quarter 2003. Total assets increased by one percent from the end of the third quarter 2003 to 3,387 MNOK. The equity ratio remains strong at 77 percent.

DEPOSIT MARKETS

EUROPE

Revenues in Europe in all of 2003 amounted to 910 MNOK compared to 933 MNOK in 2002—a decrease of three percent. Strong performances in Germany, Sweden and Finland are the main contributors to Europe's strong year-ending performance with fourth quarter revenue equaling 338 MNOK, which is an increase of 52 percent versus fourth quarter 2002.

Sales by market

Figures in NOK million	2003	2002
Norway	76	66
Sweden	207	133
Finland	111	113
Denmark	71	227
The Netherlands	86	81
Germany	239	194
Austria	61	55
Switzerland	17	30
Belgium	25	20
Others	17	14
Total Europe	910	933

Sales by activity

Figures in NOK million	2003	2002
Sales, lease	564	633
Service	331	282
Adm. & Promotion	15	18
Total Europe	910	933

Germany

TOMRA generated a record 113 MNOK in revenues in Germany during the fourth quarter 2003, which is nearly double the revenue in the fourth quarter 2002, and contributed to a 23 percent revenue increase in 2003 versus the prior year. The strong performance was mainly due to increased technology sales for refillable containers. Many retailers, who are not yet participating in established deposit systems for non-refillable containers, have de-listed non-refillable packaging from the stores and replaced them with refillable packaging. This shift in packaging has created an increased need for automated handling solutions for refillable containers, and consequently an increase in demand for TOMRA's technology. If the de-listing of non-refillable containers is maintained, TOMRA expects continued strong sales of its technology for refillable containers in Germany.

Under the previously announced frame agreements which TOMRA has entered into with two German retailers for delivery of reverse vending systems for non-refillable containers, TOMRA installed machines worth approximately 21 MNOK during the fourth quarter. TOMRA will deliver the agreed machine volumes under the frame agreements in 2004. TOMRA also continues to test reverse vending systems for non-refillable packaging at various retail chains in Germany, and is well prepared and positioned to take advantage of the opportunities that are expected to arise in connection with the need for the handling of non-refillable containers in stores.

The on-going discussion between Germany and the EU Commission regarding possible trade barriers created in the EU market by the German deposit system continues. The EU Commission is currently evaluating statements by various stakeholders regarding this issue. The process could potentially lead to a regular infringement procedure against Germany in the EU Court of Justice.

Sweden

Sales in Sweden reached all-time highs in 2003 and in the fourth quarter 2003, with revenues of 203 MNOK and 95 MNOK, respectively. The improved performance was driven by deliveries to Coop Sweden, Danske Netto and other new stores. The activity level in Sweden will be lower in the first quarter 2004 than in the fourth quarter 2003.

Finland

Finland had a strong performance during the fourth quarter with revenues of 33 MNOK—a 22 percent increase over the third quarter 2003. Several new store openings have been the main driver of the positive development in Finland.

Other events

In order to improve the productivity within TOMRA's manufacturing activities, while simultaneously maintaining capacity for the German market opportunity, TOMRA decided to close its R&D and production company in Finland. All R&D and production activities will be discontinued in Finland during the first quarter, and the activities will be moved to Norway.

The restructuring is expected to generate annual operating cost savings of 25-30 MNOK, and TOMRA has accrued 35 MNOK in the fourth quarter 2003 to cover the restructuring costs.

NORTH AMERICA

Revenues from continuing operations in North America amounted to 1,180 MNOK in all of 2003—a decrease of nine percent from 1,303 MNOK in 2002. Revenues measured in USD increased by two percent.

Sales by market (continuing operations)

Figures in NOK million	2003	2002
New York	358	405
Connecticut	97	92
Massachusetts	94	104
Michigan	228	289
California	295	304
Canada	100	94
Others	8	15
Total North America	1,180	1,303

Sales by activity (continuing operations)

Figures in NOK million	2003	2002
Sales, Lease	215	235
Service	77	107
Recycling Centers	183	195
Materials Handling	648	701
Adm. & Promotion	57	65
Total North America	1,180	1,303

U.S. East

TOMRA installed 1,498 machines during 2003. During the fourth quarter 2003 TOMRA installed close to 500 machines, of which approximately 300 were tied to placements at TOMRA's new customer, Shaw's Markets. Michigan continued to be a strong machine market for TOMRA during 2003 with approximately 500 installations. TOMRA expects a lower number of installations in Michigan in 2004. TOMRA anticipates a higher machine installation rate in other states in 2004.

California

TOMRA had 405 recycling centers in operation at year-end 2003, which is an increase of twelve percent versus the prior year-end. Collection volumes at recycling centers increased by five percent during the period.

Union employees at three major retail chains (Vons, Ralph's and Albertson's) have been on strike or locked out since mid-October. Approximately 250 of TOMRA's recycling centers have been negatively impacted by the strike, and as a consequence, recycling center volumes decreased by approximately 9 percent in the fourth quarter 2003 versus 2002. The strike may continue through the first quarter 2004.

Canada

In 2003, TOMRA placed 273 machines in Canada, which is an increase of 24 percent versus 2002. In 2004, TOMRA expects industry to continue to replace and upgrade machines and related

equipment in order to generate further operating efficiencies in the value chain. Discussions with relevant stakeholders in Ontario and Alberta regarding the introduction of reverse vending systems for beverage containers are continuing. On this basis, TOMRA anticipates continued growth in the Canadian market in 2004.

NON-DEPOSIT MARKETS

Sales by market

Figures in NOK million	2003	2002
Brazil	368	425
Others	5	6
Total Non-Deposit	373	431

Sales by activity

Figures in NOK million	2003	2002
Sales, lease	5	6
Collection Centers	217	255
Materials Handling	151	170
Total Non-Deposit	373	431

Brazil

In Brazil, revenues measured in USD were down by two percent relative to 2002, but declined by 14 percent when measured in Norwegian currency to NOK 368 million in 2003. Consumption of beverages sold in aluminum cans dropped by approximately 13 percent in 2003 due to the depressed overall macro-economic situation. As a consequence, used beverage container collection volumes have also dropped at a similar rate. Lower volumes of used beverage cans for collection have resulted in higher incentives paid to consumers as competition for aluminum among collectors has increased due to the supply shortfall. For TOMRA, this has consequently resulted in a low margin in its collection business in Brazil during 2003. The beverage and beverage packaging industries in Brazil expect the markets in 2004 to improve to 2002 levels. Aluminum can collection volumes have shown signs of improvement in December 2003 and January 2004.

Rexam (UK), the world's leading beverage can manufacturer, recently purchased the Brazilian aluminum beverage can producer, Latas de Alumino S/A (LATASA), which is the 30 percent co-owner of Tomra Latasa Reciclagem SA (TLR) where TOMRA owns the remaining 70 percent. As stipulated in the TLR shareholders agreement, Rexam has decided to put its 30 percent stake to TOMRA. The final price will be determined by a formula based on historical and expected earnings, and a final agreement is expected in April 2004.

SHAREHOLDERS

The total number of shares outstanding at the end of 2003 was 178,486,559 shares. The total number of shareholders increased from 13,646 at the end of the third quarter 2003 to 13,649 at the end of 2003. The distribution by country of TOMRA shareholders at the end of 2003 shows: Norway 51.9 percent, United Kingdom 10.1 percent, USA 9.7 percent, Denmark 6.9 percent and Luxembourg 6.7 percent.

TOMRA's share price increased from NOK 36.20 to NOK 40.10 during fourth quarter 2003. The number of shares traded at the Oslo Stock Exchange in 2003 was 455 million shares, compared to 342 million in 2002. The Board will recommend a dividend of NOK 0.30 per share for 2003, which is up from NOK 0.25 per share from the previous year.

Asker, 11 February 2004

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Erik Thorsen
Chairman	President & CEO

TOMRA®

2003

Financial highlights
Financial Year 2003

- Revenues of 2,463 MNOK
  - Europe 910 MNOK
  - North America 1,180 MNOK
  - Non-Deposit Markets 373 MNOK
- Operating profit 242 MNOK
- Ordinary profit before tax 285
- Year-ending cash balance 1,083 MNOK


Helping the world recycle

Financial highlights
Fourth Quarter 2003

- Revenues of 712 MNOK (+9%)
  - Europe 338 MNOK (+52%)
  - North America 283 MNOK (-8%)
  - Non-Deposit Markets 91 MNOK (-25%)
- Operating profit 91 MNOK (+11%)
- Ordinary profit before tax 97 MNOK (-2%)
- Accrual of 35 MNOK related to closing of R&D and production company in Heinola, Finland
- Cash flow from operations 190 MNOK

Revenue by quarter
(Continuing operations)




800
600
400
200
0
Million NOK
630
670
716
651
530
570
651
712
2002
2003
1st quarter
2nd quarter
3rd quarter
4th quarter

Ordinary pre-tax profit by quarter
(Continuing operations)



Million NOK
140
120
100
80
60
40
20
0
81
110
117
99
45
50
93
97
2002
2003
1st quarter
2nd quarter
3rd quarter
4th quarter

Total assets



3,493
3,137
3,387
Million NOK
3 500
3 000
2 500
2 000
1 500
1 000
500
0
982
263
971
698
780
181
779
1017
771
173
980
1083
2001
2002
2003
Cash
Curr. assets
Lease equip.
Intangibles
Fixed assets

BU Europe



BU Europe - Highlights



- Fourth quarter 2003 revenue of 338 MNOK, up 52% year-on-year
- Revenue of 113 MNOK in Germany during the fourth quarter 2003 driven by strong sales of RVMs for refillable containers
- All-time high revenue in Sweden of 95 MNOK during fourth quarter 2003 versus 33 MNOK in 2002 driven by contract with Coop Sweden
- Strong fourth quarter performance in Finland of 33 MNOK driven by new store openings
- New, extended technology developments for non-refillable PET containers being tested in Germany



Sales by market

TOMRA

Figures in MNOK	2003	2002	2001
Norway	76	66	77
Sweden	207	133	122
Finland	111	113	105
Denmark	71	227	58
The Netherlands	86	81	180
Germany	239	194	225
Austria/CEE	61	55	52
Switzerland	17	30	37
Belgium	25	20	42
Others	17	14	12
Total BU Europe	910	933	910

Strong improvement in German refillable installations during fourth quarter 2003

TOMRA



# of refillable RVMs installed
500
400
300
200
100
0
1Q03
2Q03
3Q03
4Q03

Market Update Germany

TOMRA

- Five out of seven discount chains have tested or are testing RVM technology for non-refillable containers
- Scope of testing of RVM technology for non-refillable containers has expanded in certain major discount chains
- ~100 RVMs for non-refillable containers installed under existing frame agreements in Germany during fourth quarter 2003
  - Remaining RVMs under frame agreements to be delivered during 2004

Legal Update Germany

TOMRA

European Commission:

- Decision to initiate infringement procedure against Germany regarding potential trade barriers created by the German deposit system, was made by EC in October 2003
- Germany replied to EC in December 2003 denying any breach with EU free trade regulations
- Fast track procedure in front of European Court of Justice is quite unlikely
- If a regular court case is initiated, no ruling is likely before 2006

European Court of Justice hearings:

- First two hearings regarding the effect of the refillable quota on importers into Germany initiated by among other complainants French foreign mineral water producers, to be held on 2 March 2004
- Initial filing of mineral water producers at the ECJ was in 1996!
- Final decision expected in mid-late 2004 with likely ruling in favor of Germany

Based on expected length of court procedures and a stable refillable quota of ~60 percent, deposit expected to remain in place for foreseeable future



Technology solutions for single and multiple container types are being tested in Germany





- *Recognition unit for non-*refillable PET bottles with compactor unit for "island" deposit systems in Germany
- High-end, all-container RVM with advanced back-room handling equipment suitable also for a full-fledged national deposit system

Optimization of assembly operations in Norway

- Closing of Heinola facility on track for February 2004
- Planned expansion of assembly facility in Norway in order to move all production activities under one roof in 2004



Assembly facility in Uer, Norway, 45 minutes from Oslo

Optimization process expected to generate cost savings of ~25-30 MNOK

BU North America




CANADA
UNITED STATES

BU North America - Highlights



- 8% revenue decline to 283 MNOK during fourth quarter 2004
  - 2% revenue decrease measured in USD
- ~1,770 machines placed during 2003 in North America
- ~560 machine placements during fourth quarter in North America
  - More than 300 machines placed at Shaw's Markets
- Retail strike in California impacting operations at ~60% of TOMRA's recycling centers
- Strong fourth quarter machine placements in Canada (~100)
  - 24% increase in 2003 to 273 installed machines



Sales by market

Figures in MNOK	2003	2002	Δ in local currency
New York	358	405	0%
Connecticut	97	92	19%
Massachusetts	94	104	2%
Michigan	228	289	(11%)
California	295	304	9%
Canada	100	94	7%
Others	8	15	(40%)
Total BU North America	1,180	1,303	2%

>300 installations at Shaw's Markets stores during fourth quarter

- 5 year operating lease with Shaw's worth 85 MNOK for TOMRA
- 150 of remaining 200 machines to be installed in 2004
- All new Shaw's stores to install TOMRA machines





Update California



- Deposit increased to 4 and 8 cents as of 1 January 2004
  - TOMRA's collection volumes up by approximately 6% in January
- Recycling center collection volumes up by 5% in 2003 due to new centers at Albertson's
- Union strike and retailer lock-out in place since mid-October
- Impact of strike on TOMRA
  - 250 recycling centers at Vons, Ralph's and Albertson's affected by lower customer traffic
  - Total recycling center volumes down by 9% in fourth quarter 2004
  - Striking recycling centers down by as much as 11% in the fourth quarter; non-striking centers up by 18%

Non-Deposit Markets





TOMRA market testing and/or market mapping activities

Brazil – 2003 in review

A depressed macro-economic environment led to...

...a 13% reduction in consumption of beverages sold in aluminum cans, and...

...a consequent reduction in UBC's available for collection, which in turn...

...led to increased incentives paid to consumers by collectors, ...

...and a lower margin for TOMRA in 2003.

Challenging macro-economic environment has negatively impacted can volumes in Brazil in 2003

- 12 percent reduction in Brazilian UBC market during 2003, but TOMRA maintained high market share
- Lower UBC available in the market in Brazil has led to increased incentive paid to consumers and consequently to a lower margin for TOMRA


Brazilian UBC market
2001
2002
2003
TOMRA's collection business in Brazil
Margin (%)

Brazil – 2004 outlook



- Beverage industry and aluminium can producers estimate market recovery back to 2002 level
- Rexam has initiated a process to put its 30 percent stake in TLR to TOMRA
  - Price subject to final discussions
  - Alternative partnering opportunities for TLR will be considered by TOMRA
- Neither packaging producers, fillers nor retailers are feeling the pressure to increase PET recycling
- All expansion plans in Brazil on hold under current market conditions

Recycling Solutions' development activities on track






TOMRA
Helping the world recycle



Addendum slides

Major shareholders*

		Shares	Ownership
1.	Folketrygdfondet	18,799,900	10.53%
2.	JP Morgan Chase Bank Clients Treaty Account	9,718,267	5.44%
3.	State Street Bank & Client Omnibus D	6,338,922	3.55%
4.	Nordea Bank Denmark S/A Nordea (DK) CCA	5,317,271	2.97%
5.	Clearstream Banking CID Dept, Frankfurt	4,420,487	2.47%
6.	Vital Forsikring ASA v/DnB Asset Management	3,593,240	2.01%
7.	Nordea Bank Sweden A C17	3,264,332	1.82%
8.	Danske Bank A/S 3887 Operations Sec.	3,068,186	1.71%
9.	Mellon Bank AS Agent Mellon Bank NA A/C Mellon ABN 15 OH	2,811,945	1.57%
10.	Fidelity Funds-Europ Brown Brothers Harri	2,697,500	1.51%
	SUB-TOTAL	60,030,030	33.58%
	Other shareholders	118,459,529	66.42%
	TOTAL (13,649 shareholders)	178,486,559	100.00%
	Total foreign ownership	85,909,411	48.14%

*Registered 31 December 2003

Shares & shareholders*

	Country	Shares	Ownership	Number of shareholders
1.	Norway	92,577,148	51.86%	12,812
2.	Great Britain	18,046,330	10.11%	68
3.	USA	17,287,800	9.68%	176
4.	Denmark	12,384,808	6.93%	59
5.	Luxembourg	11,963,027	6.70%	42
6.	Sweden	8,291,216	4.64%	116
7.	Netherlands	4,360,407	2.44%	68
8.	France	2,668,293	1.49%	22
9.	Switzerland	2,603,830	1.45%	23
10.	Finland	2,508,866	1.40%	25
	TOTAL	172,691,725	96.70%	13,411

*Registered 31 December 2003



Revenue by year
(Continuing operations)

TOMRA


Million NOK
2800
2600
2400
2200
2000
2325
2592
2667
2463
2000
+19%
2001
+11%
2002
+3%
2003
(8%)

Revenues by activity
(Continuing operations)

TOMRA

	Europe		North America		Non-Deposit Markets	
	2003	2002	2003	2002	2003	2002
Sales/lease	564	633	215	235	5	6
Service	331	282	77	107	-	-
Rec. Centers	-	-	183	195	217	255
Adm./Prom.	15	18	57	65	-	-
Mat. Handl.	-	-	648	701	151	170
Total	910	933	1,180	1,303	373	431

Operating profit by year
(Continuing operations)

TOMRA


Million NOK
600
400
200
0
-200
451
-17
330
242
2000
2001
2002
2003




TOMRA®

FIRST QUARTER 2004

TOMRA SYSTEMS ASA
Drengsrudhagen 2
P.O. Box 278
N-1370 Asker, Norway
Telephone: (+47) 66 79 91 00
Telefax: (+47) 66 79 91 11
Website: www.tomra.com

FINANCIAL STATEMENT – FIRST QUARTER 2004

INCOME STATEMENT	1st Quarter		Full Year
(Figures in NOK million)	**2004**	**2003**	**2003**
Operating revenues	592.8	530.0	2462.8
Cost of goods sold	372.9	319.8	1492.8
Lease depreciation	13.6	15.2	61.9
Gross contribution	*206.3*	*195.0*	*908.1*
Operating expenses	147.2	137.0	555.3
Depreciation	25.5	27.8	111.0
Operating profit	*33.6*	*30.2*	*241.8*
Net financial income/(expense)	5.4	14.7	43.0
Ordinary profit before tax	*39.0*	*44.9*	*284.8*
Loss related to Tomra Systems OY	0.0	0.0	35.0
Taxes expense	13.3	14.6	87.2
Net profit	*25.7*	*30.3*	*162.6*
Minority interest	(2.3)	(2.6)	(17.9)
Earnings per share (NOK)	*0.13*	*0.16*	*0.81*

BALANCE SHEET	31 March		
(Figures in NOK million)	**2004**	**2003**	**31 December 2003**
ASSETS			
Intangible assets	379.5	397.8	379.8
Leasing equipment	180.7	189.3	172.7
Other fixed assets	777.2	843.5	770.6
Inventory	376.5	402.2	404.7
Short-term receivables	572.3	475.9	575.5
Cash and cash equivalents	1149.5	950.5	1083.4
Total assets	*3435.7*	*3259.2*	*3386.7*
LIABILITIES & EQUITY			
Paid-in capital	1596.8	1596.8	1596.8
Retained earnings	1045.4	975.5	996.5
Minority interests	72.6	122.9	119.2
Deferred taxes	3.6	14.5	10.1
Long-term interest-bearing liabilities	53.6	42.7	54.1
Short-term interest-bearing liabilities	4.1	16.7	4.1
Other liabilities	659.6	490.1	605.9
Total liabilities & equity	*3435.7*	*3259.2*	*3386.7*

CASH FLOW STATEMENT	1st Quarter		Full Year
(Figures in NOK million)	**2004**	**2003**	**2003**
Ordinary profit before taxes	39.0	44.9	284.8
Changes in working capital	59.6	(33.9)	(75.5)
Other operating changes	1.2	(47.1)	7.7
Total cash flow from operations	99.8	(36.1)	217.0
Total cash flow from investments	(25.6)	(38.8)	(123.1)
Total cash flow from financing	(3.6)	4.7	(27.0)
Total cash flow for period	*70.6*	*(70.2)*	*66.9*
Exchange rate effect on cash	(4.5)	3.4	(0.8)
Opening cash balance	1083.4	1017.3	1017.3
Closing cash balance	1149.5	950.5	1083.4

EQUITY	1st Quarter		Full Year
(Figures in NOK million)	**2004**	**2003**	**2003**
Opening balance	*2593.3*	*2470.1*	*2470.1*
Net profit	23.4	27.7	144.7
Translation difference	25.5	74.5	32.0
Dividend accruals	0.0	0.0	(53.5)
Closing balance	*2642.2*	*2572.3*	*2593.3*

INTERIM RESULTS	1st Quarter 2004	4th Quarter 2003	3rd Quarter 2003	2nd Quarter 2003	1st Quarter 2003	4th Quarter 2002
Operating revenues	592.8	711.6	651.7	569.5	530.0	651.2
EBITDA	72.7	133.9	129.8	77.8	73.2	126.6
Operating profit	33.6	90.6	85.3	35.7	30.2	81.8
Sales growth (year-on-year)	11.8	9.3	(8.9)	(15.1)	(15.8)	(6.5)
Operating margin (%)	5.7	12.7	13.1	6.3	5.7	12.6
Earnings per share (NOK)	0.13	0.19	0.30	0.16	0.16	0.34
Earnings per share (NOK) fully diluted	0.13	0.19	0.30	0.16	0.16	0.34

Note: The quarterly financial statement is based on the same principles as the annual accounts, as well as the Norwegian Accounting Standard, NRS 11.

HIGHLIGHTS FIRST QUARTER 2004

- Revenues 593 MNOK (+12 percent relative to first quarter 2003)
  - Europe 229 MNOK (+40 percent)
  - North America 278 MNOK (+3 percent)
  - Non-deposit markets 86 MNOK (-11 percent)
- Cash flow from operations 100 MNOK
- 107 percent increase in revenue in Germany to 56 MNOK driven by stronger technology sales for refillable containers
- 114 percent increase in revenue in Sweden driven by Coop Sweden contract
- Strong development in California with revenue of 79 MNOK, an increase of 27 percent
- Further decline in aluminum can sales in Brazil

FINANCIALS

Revenues in the first quarter 2004 amounted to 593 MNOK, up 12 percent from 530 MNOK in the first quarter 2003. TOMRA's gross margin in the first quarter 2004 equaled 35 percent, down from 37 percent in first quarter 2003. The decline in gross margin is due to a lower margin in Brazil, service revenue mix in Europe and lower margins on large sales contracts in Europe. Operating profit equaled 34 MNOK for the quarter compared to 30 MNOK in same period in 2003. Cash flow from operations in the first quarter ended at 100 MNOK.

Earnings per share equaled NOK 0.13 for the first quarter 2004. Total assets increased by 6 percent from the end of the fourth quarter 2003 to 3,436 MNOK. The equity ratio remains strong at 77 percent.

DEPOSIT MARKETS

TOMRA's core business focuses on providing efficient and convenient systems for collecting and handling deposit containers in stores. TOMRA is the dominant player in the reverse vending systems market with an installed machine base of 49,000.

EUROPE

Revenues in Europe in the first quarter 2004 amounted to 229 MNOK compared to 163 MNOK in the first quarter 2003—an increase of 40 percent. Revenue increased by 25 percent measured in local currencies.

In recent months competition in the reverse vending machine market in Europe has intensified, particularly in Germany. TOMRA endeavors to maintain its leading market position, which may result in increased margin pressure for TOMRA.

Sales by market

Figures in NOK million	3m04	3m03
Norway	18	18
Sweden	62	29
Finland	28	24
Denmark	20	17
The Netherlands	22	25
Germany	56	27
Austria/CEE	14	9
Switzerland	4	4
Belgium	4	6
Others	1	4
Total Europe	229	163

Sales by activity

Figures in NOK million	3m04	3m03
Sales	143	94
Service	82	66
Adm. & Promotion	4	3
Total Europe	229	163

Germany

Revenues in Germany during the first quarter 2004 amounted to 56 MNOK, an increase of 107 percent relative to first quarter 2003. An increased number of installations for refillable containers is the main driver behind this growth. TOMRA expects continued strong demand for technology for refillable containers in Germany.

Several legal and legislative processes are still pending, and could potentially impact the deposit system for non-refillable containers in Germany. Further clarification may be expected in two cases at the European Court of Justice on May 6 as the EU Advocate General gives his advisory opinion regarding alleged trade barriers created in the EU market by the refillable quota in the German Packaging Ordinance. In addition, the EU Commission has sent a Reasoned Opinion to Germany regarding the implementation of deposit in Germany. Germany has two months to respond to the requests, after which the Commission may decide to take the case to the European Court of Justice. The revision of the German Packaging Ordinance is an unresolved legislative issue, which may be impacted by the abovementioned legal processes.

The pending legal and legislative processes significantly reduce the probability of TOMRA receiving orders for 2004 related to technology for non-refillable containers. TOMRA will continue its technology and market development activities in order to pursue future automation opportunities in Germany.

Sweden

Sales in Sweden equaled 62 MNOK, an increase of 114 percent compared to first quarter 2003. Machine installations under the 100 MNOK contract with Coop Sweden were the main reasons for the higher revenue level. Installations under this contract were largely completed during first quarter 2004. The activity level in Sweden will therefore be lower in the second quarter 2004.

NORTH AMERICA

Revenues in North America amounted to 278 MNOK in the first quarter 2004—an increase of three percent from 270 MNOK in 2003. Revenues increased by five percent when measured in USD.

Sales by market

Figures in NOK million	3m04	3m03
New York	78	74
Connecticut	24	25
Massachusetts	23	22
Michigan	53	63
California	79	62
Canada	20	22
Others	1	2
Total North America	278	270

Sales by activity

Figures in NOK million	3m04	3m03
Sales, Lease	60	71
Service	19	18
Recycling Centers	42	39
Materials Handling	144	130
Adm. & Promotion	13	12
Total North America	278	270

U.S. East

In the U.S. East region, container volumes increased by an estimated six percent in the first quarter 2004 versus 2003. This positively impacted TOMRA's material handling operations.

Technology revenues in first quarter 2004 decreased by 15 percent versus the same period last year. The decline is largely driven by lower technology sales in Michigan where significant replacement of old machines was completed during 2003. TOMRA anticipates technology sales to demonstrate year-on-year growth in U.S. East for the remainder of 2004.

California

Revenues in California equaled 79 MNOK in the first quarter 2004, which is an increase of 27 percent versus 2003. The union labor strike at certain retail chains in California ended in February 2004, and operating conditions at the affected 250 retail stores normalized in March. The revenue growth in the first quarter 2004 is mainly driven by higher volume growth, as well as higher PET and aluminum prices. TOMRA anticipates the continuation of a high rate of growth in California in the remainder of 2004.

STRATEGIC MARKET OUTLOOK – DEPOSIT MARKETS

Approximately 15 percent of the world's beverage containers are part of deposit systems, and TOMRA currently handles approximately 35 percent of these deposit containers. TOMRA maintains its growth ambitions in deposit markets, which will mainly be driven the following opportunities:

- The German market represents a long-term potential of 30,000 to 40,000 machines with the introduction of deposit on non-refillable containers in 2003. Beyond any effects from deposit on non-refillable containers, the need for automating the handling of refillable containers in Germany is significant. This long term potential is estimated to an additional 10,000 to 15,000 machines.

- The small store segment in European and U.S. deposit markets – estimated at 150,000 stores – represents a largely untapped market for TOMRA. The added benefits of automated handling solutions such as improved service to consumers, reduced handling costs of empty containers for store owners, as well as fraud and theft protection may also be achieved in small stores. Interestingly, consumer shopping is increasing in the small store segment. TOMRA is currently developing solutions to target this market with appropriately positioned, sized and priced equipment.

- In California, TOMRA handles approximately seven percent of all deposit beverage containers. With the recent increase in deposit on containers and the proven track record of TOMRA's automated recycling center concept, TOMRA is

well positioned to capture increased volumes in this market.

- In Canada, TOMRA's installed base of approximately 1,600 machines is centered in Quebec. Additional opportunities exist in offering technology and system integration services to the beverage and retail industries in other Canadian provinces.

TOMRA invests significant resources to maintain its leading market position. In 2003 TOMRA spent approximately 110 MNOK in developing its traditional reverse vending business. This figure is expected to increase moderately in 2004 to 115 MNOK as TOMRA believes such investments will be required to maintain its leading position.

Simultaneously TOMRA is focused on maintaining operating efficiencies in all its business units. Programs were initiated in 2003 which on an isolated basis will yield annual cost savings in excess of 30 MNOK starting in 2004. The closing of TOMRA's plant in Finland, headcount reductions in Germany and North America, and the outsourcing of processing operations in selected U.S. East markets are examples of this.

NON-DEPOSIT MARKETS

Currently 85 percent of the world's beverage containers are not covered by deposit systems. As TOMRA is currently only operating in one non-deposit market, namely Brazil, TOMRA's collection share in non-deposit regions is virtually zero.

Sales by market

Figures in NOK million	3m04	3m03
Brazil	86	97
Others	0	0
Total Non-Deposit	86	97

Sales by activity

Figures in NOK million	3m04	3m03
Sales, lease	0	0
Collection Centers	49	54
Materials Handling	37	43
Total Non-Deposit	86	97

BRAZIL

In Brazil, revenues were down by 11 percent to 86 MNOK during the first quarter 2004. Revenues measured in USD decreased by nine percent. Sales of aluminum cans continued to decline in the first quarter 2004 versus first quarter 2003. Consequently used beverage container collection also dropped. High incentives are still being paid to consumers to have them return their cans. For TOMRA, this has consequently resulted in very weak results in its collection business in Brazil. Because of continuing negative market trends, TOMRA has decided to discontinue most of its business development activities in Brazil, among other the potential establishment of automated collection solutions for PET containers.

As previously announced, Rexam has declared its option to put its 30 percent stake in Tomra Latasa Reciclagem SA (TLR) to TOMRA. Discussions regarding the final price are not yet concluded.

STRATEGIC MARKET OUTLOOK – NON-DEPOSIT MARKETS

Traditionally, empty containers in non-deposit markets have either been landfilled or recycled by applying non-incentive based collection systems, such as curbside and "bottle-bank" programs. Common to most existing collection systems in non-deposit markets are low consumer participation and high operating costs. As governments are increasing recycling targets for packaging waste and increasingly placing responsibility for achieving these targets on industry, TOMRA believes that alternative collection solutions will be implemented.

TOMRA believes that significant cost reduction and increased consumer participation can be achieved by applying lessons learned from deposit markets—without necessarily charging deposits. TOMRA has in the past several years invested significant resources in the development of a new collection center concept. This concept includes a cost-effective container recognition system, a simple multi-fraction sorting system, durable granulators and opportunities for use of incentive schemes. This solution will minimize transportation and handling costs through volume reduction, increase volumes through higher consumer participation and maintain the material value through correct sorting of material. All of which are important in achieving efficient recycling systems.

TOMRA has increased its market scoping activities in 2003 in order to position its new recycling center concept in selected markets. The United Kingdom and Japan are potential markets for the recycling centers in the short term. TOMRA also sees acquisition opportunities in recycling-related

technology areas in order to be better positioned to offer solutions in non-deposit markets.

Completing technical activities, expanding market development activities and pursuing acquisition targets will require additional investments in 2004 of approximately 65 MNOK, which is an increase of more than 35 percent versus 2003.

TOMRA is committed to developing its second leg in non-deposit markets in addition to its existing operations in deposit markets. TOMRA believes it is well positioned to generate significant new business by executing on these market opportunities.

MARKET OUTLOOK

The Board remains confident about the long-term market opportunities. Due to the pending deposit initiatives in Germany and the marginal impact from non-deposit initiatives, low growth is expected in the coming quarters.

SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2004 was 178,486,559 shares. The total number of shareholders increased from 13,649 at the end of 2003 to 14,327 at the end of first quarter 2004. The distribution by country of TOMRA shareholders at the end of first quarter 2004 shows: Norway 56.5 percent, United Kingdom 10.3 percent, USA 8.1 percent, Luxembourg 6.1 percent and Sweden 4.7 percent.

TOMRA's share price decreased from NOK 40.10 to NOK 34.80 during first quarter 2004. The number of shares traded at the Oslo Stock Exchange in first quarter 2004 was 124 million shares, compared to 121 million in first quarter 2003.

Asker, 22 April 2004

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Erik Thorsen
Board Chair	President & CEO


TOMRA®

First Quarter 2004

Financial highlights
First Quarter 2004

- Revenues of 593 MNOK (+12%)
  - Europe 229 MNOK (+40%)
  - North America 278 MNOK (+3%)
  - Non-Deposit Markets 86 MNOK (-11%)
- Operating profit 34 MNOK (+13%)
- Cash flow from operations 100 MNOK
- Cash balance 1,150 MNOK

Revenue by quarter
(Continuing operations)


800
600
400
200
0
Million NOK
551
630
530
593
3m01
+7%
3m02
+14%
3m03
(16)%
3m04
12%

Operating profit by quarter
(Continuing operations)




100
80
60
40
20
0
Million NOK
89
53
30
34
3m01
(4)%
3m02
(40)%
3m03
(43)%
3m04
+11%

Total assets

TOMRA


3,137
3,387
3,436
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Million NOK
780
380
181
779
1017
771
380
173
980
1083
777
379
181
950
1149
2002
2003
31.3.04
Cash
Curr. assets
Lease equip.
Intangibles
Fixed assets

BU Europe

TOMRA

BU Europe - Highlights

TOMRA

- Revenue increase of 40% to 229 MNOK in 1st Quarter 2004
  - 25% revenue increase when measured in local currencies
- Revenue of 62 MNOK (+114%) in Sweden driven by Coop contract
- Continued strong demand for reverse vending technology for refillable containers in Germany generating 56 MNOK in revenue (+107%)
- Estonia to implement deposit on refillable and non-refillable containers (alu & PET) as of 1/1/05
  - Market potential for TOMRA ~300 stores
- Increased competition in Europe, especially in Germany, may lead to some margin pressure
- Uncertain situation in Germany regarding political and legal processes surrounding deposit on non-refillable containers

Sales by market

TOMRA

Figures in MNOK	3m04	3m03	3m02
Norway	18	18	14
Sweden	62	29	39
Finland	28	24	25
Denmark	20	17	55
The Netherlands	22	25	15
Germany	56	27	45
Austria/CEE	14	9	12
Switzerland	4	4	9
Belgium	4	6	7
Others	1	4	3
Total Europe	229	163	224



Market update – Germany

TOMRA

- Continued strong demand for refillable machines
- ~140 machines installed to date under existing frame agreements for RVM's for non-refillable containers
  - Remaining volume for ~260 machines under agreements to be installed over the next twelve month period
- Lekkerland-Tobaccoland's P-System to merge with VfW's coupon system on 1 May 2004
  - The P-System could form the nucleus of a national deposit system
  - Through VfW's existing customer list retail chains such as Wal*Mart, Tegut, Famila, Kaufland and BBBR could potentially join P-System
  - The P-System is RVM compatible

Legal/legislative update – Germany

TOMRA

European Commission:
- Reasoned Opinion sent to Germany by EC regarding potential trade barriers created by the German deposit system
- Germany has two months to reply
- If Germany refuses to comply, next step could be to initiate infringement procedure at ECJ
- Under regular procedure at ECJ, ruling likely in 2006+

European Court of Justice:
- 6th of May: General Advocate to announce his opinion regarding the effect of the refillable quota on mineral water importers into Germany
- Decision by ECJ expected in 2004

Revision of German Packaging Ordinance:
- Discussions between Conservatives in Bundesrat and MoE regarding revision of German Packaging Ordinance on-going
- Government aims to delete 72% refillable quota & exclude certain beverage types from deposit
- Bundesrat sessions on June 10 and July 9
- Positive revision may dampen EU arguments against current deposit set up

2004 outlook for TOMRA regarding deposit on non-refillable containers in Germany

TOMRA

The testing of RVM technology for non-refillable containers at major German retail chains has continued in the first quarter...

...but TOMRA has received no indications of orders to be placed...

...as the on-going legal and legislative processes may be impacting commercial decisions by retailers to invest in RVM technology...

The probability of TOMRA receiving orders for FY2004 is significantly reduced

BU North America

TOMRA




CANADA
UNITED STATES

BU North America - Highlights

TOMRA

- Revenue increase of 3% to 278 MNOK in 1st Quarter 2004
  - 5% revenue increase in USD
- 30% growth in California driven by higher volumes and material prices
- Technology sales in Canada down 23%, while materials handling revenue was in line with 1Q03
  - Technology sales expected to pick up in 2nd Quarter 2004 based on confirmed orders in March/April
- 6% higher container volumes in U.S. East impacted materials handling operations positively



Sales by market

TOMRA

Figures in MNOK	3m04	3m03	Δ in local currency
New York	78	74	8%
Connecticut	24	25	(2%)
Massachusetts	23	22	7%
Michigan	53	63	(14%)
California	79	62	30%
Canada	20	22	(7%)
Others	1	2	(66%)
Total North America	278	270	5%

Update – California

TOMRA



- ~30% revenue increase to 79 MNOK in 1st Quarter 2004 versus 2003
- Volume impact on revenues +10 MNOK
  - Recycling Center container volumes up 6% in 1Q04 versus 1Q03
- Material price impact on revenue +4 MNOK
  - 39% increase in plastic prices & 7% increase in alu scrap prices
- Insurance costs for industry in CA have substantially increased over the last years
  - TOMRA's insurance costs have increased by ~2 MUSD for 2004

Brazil

TOMRA



- Revenue down 11% to 86 MNOK
  - 9% revenue decrease in USD
- Negative macro conditions in Brazil outweigh the positives
  - ☺ Recycling rate ↑ ☺ Stable TOMRA market share ☹ Sale of cans ↓
  - ☺ 18% ↑ in LME ☺ Stable currency situation ☹ Incentives ↑
- Decision made to discontinue business development activities in Brazil
  - 3 MNOK in savings in 2004
- Focus on optimizing existing can collection & processing business

Strategic market outlook – Deposit markets

TOMRA

TOMRA maintains its growth ambitions in deposit markets based on the following opportunity assessment

- German RVM potential for refillable containers is estimated to equal 10-15,000 units
  - Significantly higher potential with effect from deposit on non-refillable containers
- Small store segment in Europe and U.S. equals ~150,000 stores
  - TOMRA is currently developing new solution for this market with appropriately positioned, sized and priced equipment
- Opportunity to grow volume market share in California by positioning TOMRA's technology solutions vis-à-vis retailers
- Highly under-penetrated technology markets in Ontario and Alberta

Expenditure of 115 MNOK in 2004 required to maintain & develop TOMRA's leading market position


recycling
TOMRA
CENTER
RECYCLING

Tomra Recycling Center prototype completed

TOMRA

- ~35 MNOK investment in TRC during 2001-03
- 15+ MNOK investment planned in 2004
  - 8 MNOK in 1Q04
- Anticipated sales price per center ~EUR 60,000
- 6 patents granted or pending related to reception, recognition, elevation & compaction solutions



The TRC features a newly developed compaction system that can compact at a ratio of up to 15:1. The collection capacity of the center equals 45 regular bottle bank igloos.

Broadened strategic focus

TOMRA

Traditional high-technology focus - deposit heavy

Traditional operations focus – deposit heavy

Collection → Transportation → Sorting and processing → Recycling

Collection technology focus beyond deposit based solutions

Technology focus beyond collection area

STRENGTHENED STRATEGIC FOCUS

Identified business models for front-end collection solutions

TOMRA

Retail model

Background:
- Offer retailers the opportunity to improve upon existing collection infrastructure, which often is required by producer responsibility legislation

Targeted markets short term:
- **UK**
- France

Municipality model

Background:
- Offer municipalities solutions that will allow them to generate cost savings on transportation and processing in their existing waste management programs

Targeted market short term:
- Japan

Green Dot model

Background:
- Automate existing igloo infrastructure in order to save transportation and processing costs and potentially introduce consumer incentives to drive volume

Potential markets:
- Austria/CEE
- France...

Who will take charge of consumer recycling in the UK?

TOMRA

Consumers →



→ Industry
→ Advertisers
→ TOMRA
→ Other partners, e.g. reprocessors etc.

- Retailer?
- Municipality?
- Compliance scheme operator?
- WMC?
- Combination?

Positive momentum and progress in UK

TOMRA

- Meetings held with retailers, government officials, municipalities, waste management companies++
- Opportunity for TOMRA seems to be within retail industry as this sector seems to be taking lead in producer responsibility issues
- Meetings held with major retail chains on topic of replacing current bottle banks with Tomra Recycling Centers
- Intention to run pilot test of 10 centers starting in Fall 2004 with ramp up over a six month period
- Government support/funding for project is being sought by retail

Identified business models for front-end collection solutions

TOMRA

Retail model

Background:
- Offer retailers the opportunity to improve upon existing collection infrastructure, which is required by producer responsibility legislation

Targeted markets short term:
- UK
- France

Municipality model

Background:
- Offer municipalities solutions that will allow them to generate cost savings on transportation and processing in their existing waste management programs

Targeted market short term:
- **Japan**

Green Dot model

Background:
- Automate existing igloo infrastructure in order to save transportation and processing costs and potentially introduce consumer incentives to drive volume

Potential markets:
- Austria/CEE
- France...

Search for nationwide partner on track

TOMRA





- **TOMRA currently has ~60 RVM installations in Japan**
- **Process to identify strategic distribution partner on-going**
  - **Supported by external resources**
- **Municipality business model thoroughly analyzed and attractiveness confirmed**
- **Shortlist of partner candidates established based on meetings with trading houses and IT/tech companies**
- **Project expected to be concluded in 2Q04**
- **GOAL: Bring partner on board & expand municipality business based on technology concepts**



Estimated business potential in Japan

TOMRA

Municipality classification	Example	Number	Population millions	RVM potential* Number of RMVs
Government-designated cities / 23 wards in Tokyo	Tokyo, Yokohama, Nagoya, Osaka	36 (Incl. 23 wards)	28.8	4,794
Major urban area	Sakai, Shizuoka, Kumamoto, Okayama, Sagamihara	35	15.2	3,048
City	Amagasaki, Matsudo, Kawaguchi, Ichikawa	632	57.5	11,489
Town or village	Takizawa, Fuchu, Kamisu, Iwade	2,554	26.8	5,363
	Total	**~3,200**	**~128**	**~25,000**

■ Current focus

* Estimated one RVM per [illegible] government-designated cities and 23 wards in Tokyo, one per 5,000 people in major urban areas, and one per 3,000 people in cities, towns and villages

Identified business models for front-end collection solutions

TOMRA

Retail model

Background:
- Offer retailers the opportunity to improve upon existing collection infrastructure, which is required by producer responsibility legislation

Targeted markets short term:
- UK
- France

Municipality model

Background:
- Offer municipalities solutions that will allow them to generate cost savings on transportation and processing in their existing waste management programs

Targeted market short term:
- Japan

Green Dot model

Background:
- Automate existing igloo infrastructure in order to save transportation and processing costs and potentially introduce consumer incentives to drive volume

Potential markets:
- Austria/CEE
- France...

Back-end sorting technology industry as a complementary opportunity to front-end sorting


TOMRA
Collection
Transportation
Sorting and processing
Recycling
Front-end bring systems
Back-end sorting & handling systems
Recognition Sorting Processing

Business development & acquisition strategy 2004

- TOMRA committed to building its second leg in non-deposit markets
- Expenditures of ~65 MNOK (+35%) in 2004 related to technology & business development activities
- Significant resources allocated to greenfield front-end collection projects such as UK and Japan
- TOMRA's financial base provides solid platform for acquisition programs over next 12-18 months
  - Acquisition opportunities in recycling-related technology areas exist
  - Scoping activities initiated


TOMRA®
Helping the world recycle

Addendum slides

Major shareholders*

		Shares	Ownership
1.	Folketrygdfondet	18,929,700	10.61%
2.	JP Morgan Chase Bank Clients Treaty Account	9,189,307	5.15%
3.	Vital Forsikring ASA Omlopsportefølje	5,068,189	2.84%
4.	State Street Bank & Client Omnibus D	5,006,000	2.80%
5.	Clearstream Banking CID Dept. Frankfurt	4,104,878	2.30%
6.	Nordea Bank Sweden A C17	3,893,172	2.18%
7.	Nordea Bank Denmark S/A Nordea (DK) CCA	3,516,148	1.97%
8.	Skandinaviska Enskil (Publ) Oslofilialen	2,734,116	1.53%
9.	Fidelity Funds-Europ Brown Brothers Harri	2,697,500	1.51%
10.	Mellon Bank AS Agent Mellon Bank NA A/C Mellon ABN 15 OH	2,422,922	1.36%
	SUB-TOTAL	57,561,932	32.25%
	Other shareholders	120,924,827	67.75%
	TOTAL (14,327 shareholders)	178,486,559	100.00%
	Total foreign ownership	77,727,678	43.55%

*Registered 31 March 2004

33 Helping the world recycle

Shares & shareholders*



	Country	Shares	Ownership	Number of shareholders
1.	Norway	100,758,883	56.45%	13,478
2.	Great Britain	18,393,445	10.30%	73
3.	USA	14,446,089	8.09%	172
4.	Luxembourg	10,948,716	6.13%	40
5.	Sweden	8,305,538	4.65%	125
6.	Denmark	7,379,564	4.13%	65
7.	France	3,584,254	2.00%	22
8.	Switzerland	3,040,725	1.70%	26
9.	Finland	2,822,966	1.58%	27
10.	Germany	2,171,529	1.21%	95
	TOTAL	171,851,709	96.24%	14,123

*Registered 31 March 2004

34 Helping the world recycle

Revenues by activity



	Europe		North America		Non-Deposit Markets	
	3m04	3m03	3m04	3m03	3m04	3m03
Sales/lease	143	94	60	71	-	-
Service	82	66	19	18	-	-
Rec. Centers	-	-	42	39	49	54
Adm./Prom.	4	3	13	12	37	-
Mat. Handl.	-	-	144	130	-	43
Total	229	163	278	270	86	97

35 Helping the world recycle


TOMRA®

SECOND QUARTER 2004

TOMRA SYSTEMS ASA
Drengsrudhagen 2
P.O. Box 278
N-1370 Asker, Norway
Telephone: (+47) 66 79 91 00
Telefax: (+47) 66 79 91 11
Website: www.tomra.com

FINANCIAL STATEMENT – SECOND QUARTER 2004

INCOME STATEMENT	2nd Quarter		Accumulated 30 June		Full year
(Figures in NOK million)	**2004**	**2003**	**2004**	**2003**	**2003**
Operating revenues	590.9	569.5	1183.7	1099.5	2462.8
Cost of goods sold	362.8	350.1	735.7	669.9	1492.8
Lease depreciation	14.5	14.9	28.1	30.1	61.9
Gross contribution	*213.6*	*204.5*	*419.9*	*399.5*	*908.1*
Operating expenses	154.8	141.6	302.0	278.6	555.3
Depreciation	25.9	27.2	51.4	55.0	111.0
Operating profit	*32.9*	*35.7*	*66.5*	*65.9*	*241.8*
Net financial income/(expense)	10.5	14.4	15.9	29.1	43.0
Ordinary profit before tax	*43.4*	*50.1*	*82.4*	*95.0*	*284.8*
Loss related to Tomra Systems OY	3.4	0.0	3.4	0.0	35.0
Income related to Wise Metals Group	54.7	0.0	54.7	0.0	0.0
Taxes expense	35.5	17.5	48.8	32.1	87.2
Net profit	*59.2*	*32.6*	*84.9*	*62.9*	*162.6*
Minority interest	(4.5)	(4.7)	(6.8)	(7.3)	(17.9)
Earnings per share (NOK)	*0.31*	*0.16*	*0.44*	*0.32*	*0.81*

BALANCE SHEET	30 June		31 December
(Figures in NOK million)	**2004**	**2003**	**2003**
ASSETS			
Intangible assets	368.4	413.3	379.8
Leasing equipment	182.3	188.8	172.7
Other fixed assets	770.0	863.2	770.6
Inventory	366.9	454.9	404.7
Short-term receivables	579.7	554.8	575.5
Cash and cash equivalents	1122.6	837.6	1083.4
TOTAL ASSETS	*3389.9*	*3312.6*	*3386.7*
LIABILITIES & EQUITY			
Paid-in capital	1596.8	1596.8	1596.8
Retained earnings	1093.5	1039.7	996.5
Minority interests	77.2	130.6	119.2
Deferred taxes	3.8	18.8	10.1
Long-term interest-bearing liabilities	52.6	47.3	54.1
Short-term interest-bearing liabilities	4.3	14.6	4.1
Other liabilities	561.7	464.8	605.9
TOTAL LIABILITIES & EQUITY	*3389.9*	*3312.6*	*3386.7*

CASH FLOW STATEMENT	2nd Quarter		Accumulated 30 June		Full Year
(Figures in NOK million)	**2004**	**2003**	**2004**	**2003**	**2003**
Ordinary profit before taxes	43.4	50.1	82.4	95.0	284.8
Changes in working capital	(1.2)	(86.7)	58.4	(120.6)	(75.5)
Other operating changes	81.4	8.2	82.6	(38.9)	7.7
Total cash flow from operations	123.6	(28.4)	223.4	(64.5)	217.0
Total cash flow from investments	(83.2)	(33.4)	(108.8)	(72.2)	(123.1)
Total cash flow from financing	(57.9)	(41.8)	(61.5)	(37.1)	(27.0)
Total cashflow for period	*(17.5)*	*(103.6)*	*53.1*	*(173.8)*	*66.9*
Exchange rate effect on cash	(9.4)	(9.3)	(13.9)	(5.9)	(0.8)
Opening cash balance	1149.5	950.5	1083.4	1017.3	1017.3
Closing cash balance	1122.6	837.6	1122.6	837.6	1083.4

EQUITY	Accumulated 30 June		Full Year
(Figures in NOK million)	**2004**	**2003**	**2003**
Opening balance	*2593.3*	*2470.1*	*2470.1*
Net profit	78.1	55.7	144.7
Translation difference	18.9	110.7	32.0
Dividend accruals	0.0	0.0	(53.5)
Closing balance	*2690.3*	*2636.5*	*2593.3*

INTERIM RESULTS	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003	3rd Quarter 2003	2nd Quarter 2003	1st Quarter 2003
Operating revenues	590.9	592.8	711.6	651.7	569.5	530.0
EBITDA	73.3	72.7	133.9	129.8	77.8	73.2
Operating profit	32.9	33.6	90.6	85.3	35.7	30.2
Sales growth (year-on-year)	3.8	11.8	9.3	(8.9)	(15.1)	(15.8)
Operating margin (%)	5.6	5.7	12.7	13.1	6.3	5.7
Earnings per share (NOK)	0.31	0.13	0.19	0.30	0.16	0.16
Earnings per share (NOK) fully diluted	0.31	0.13	0.19	0.30	0.16	0.16

Note: The quarterly financial statement is based on the same principles as the annual accounts.

HIGHLIGHTS SECOND QUARTER 2004

- Revenues 591 MNOK (+4% relative to second quarter 2003)
  - Europe 212 MNOK (+15%)
  - North America 295 MNOK (-1%)
  - Non-deposit markets 84 MNOK (-3%)
- 51 percent increase in revenue in Germany to 53 MNOK driven by stronger technology sales for refillable containers
- Continued positive development in California
- Acquisition of 100 percent of the shares in TiTech Visionsort AS
- Gain of 55 MNOK related to sale of ownership interest in Wise Metals Group
- TOMRA acquires additional 30 percent stake in Tomra Latasa Reciclagem from Rexam for 6 MUSD

FINANCIALS

Revenues in the second quarter 2004 amounted to 591 MNOK, up 4 percent from 569 MNOK in the second quarter of 2003. Operating profit was 33 MNOK for the quarter compared to 36 MNOK in same period last year, while ordinary profit before tax equaled 43 MNOK versus 50 MNOK last year. Net financial income ended at 11 MNOK for the quarter, positively impacted by a 5 MNOK gain from currency hedging.

In connection with the sale of its ownership interest in the U.S. can sheet producer, Wise Metals Group (WMG), TOMRA booked a gain of 55 MNOK (8 MUSD) in second quarter 2004. This ownership interest was obtained in 2001 through conversion of receivables owed by WMG. The converted receivables were fully reserved for in 2001. The gain is reported as a separate line item in the second quarter financial statement.

Cash flow from operations in the second quarter ended at 124 MNOK, positively impacted by the gain of 55 MNOK related to WMG.

Earnings per share equaled NOK 0.31 for the second quarter 2004. Total assets decreased by 1 percent since the end of the first quarter 2004 to 3,390 MNOK. The equity ratio remains strong at 79%.

DEPOSIT MARKETS

EUROPE

Revenues in Europe amounted to 441 MNOK in the first half of 2004 against 347 MNOK in 2003—an increase of 27%. Revenue increased by 21 percent measured in local currencies. Strong performances in Sweden, Germany, Austria/CEE and Finland were the main reasons for the improved revenues in the first half of 2004 versus the prior year.

Sales by market

Figures in NOK million	6m04	6m03
Norway	39	40
Sweden	99	64
Finland	62	51
Denmark	40	36
The Netherlands	40	45
Germany	109	62
Austria/CEE	30	23
Switzerland	7	8
Belgium	13	11
Others	2	7
Total Europe	441	347

Sales by activity

Figures in NOK million	6m04	6m03
Sales, lease	266	195
Service	167	145
Adm. & Promotion	8	7
Total Europe	441	347

Germany

Revenues in Germany during the second quarter 2004 amounted to 53 MNOK, an increase of 51 percent relative to second quarter 2003. An increased number of installations for refillable containers was the main driver behind this growth. Despite being higher on a year-on-year comparison, the second quarter revenue level was somewhat lower than expected due to increased competition and the uncertain situation in Germany related to the deposit on non-refillable containers.

Several legal and legislative processes are still pending, and could potentially impact the deposit system for non-refillable containers in Germany. On May 6 the EU Advocate General to the European Court of Justice gave his advisory opinion regarding two court cases stating that trade barriers are created in the EU market by the refillable quota in the German Packaging Ordinance. A final decision by the Court is expected later this year.

The revision of the German Packaging Ordinance, which potentially could resolve the dispute in the abovementioned court cases, is on hold. On July 9, Bavaria's amendment proposal was sent to committees in the Upper House for further review prior to being put up for voting, potentially later this year.

NORTH AMERICA

Revenues in North America amounted to 573 MNOK in the first half of 2004—an increase of 1% from 569 MNOK in the first half of 2003. Measured in USD, revenues increased by 3%.

Sales by market

Figures in NOK million	6m04	6m03
New York	167	160
Connecticut	51	52
Massachusetts	48	47
Michigan	100	127
California	160	134
Canada	43	46
Others	4	3
Total North America	573	569

Sales by activity

Figures in NOK million	6m04	6m03
Sales, Lease	117	145
Service	38	37
Recycling Centers	88	82
Materials Handling	301	278
Adm. & Promotion	29	27
Total North America	573	569

California

Revenues year-to-date in California equaled 160 MNOK, which was an increase of 19 percent versus 2003. The revenue growth was mainly driven by higher volume growth, as well as higher PET and aluminum prices. TOMRA anticipates a continued high growth rate in California over the remainder of 2004.

NON-DEPOSIT MARKETS

Sales by market

Figures in NOK million	6m04	6m03
Brazil	170	184
Others	0	0
Total Non-Deposit	170	184

Sales by activity

Figures in NOK million	6m04	6m03
Sales, lease	0	0
Recycling Centers	96	102
Materials Handling	74	82
Total Non-deposit	170	184

Brazil

Revenues in Brazil in the first half of 2004 amounted to 170 MNOK—a decrease of 8% versus 2003. Measured in USD, revenues decreased by 6%.

Sales of aluminum cans in Brazil remain depressed, which directly impacts cans available for collection. High incentives are paid to consumers to have them return their cans. For TOMRA, this has resulted in continuing weak results in its collection business. TOMRA has discontinued its business development activities, and all efforts are now focused on further streamlining the aluminum can collection business.

As previously announced, Rexam declared its option to put its 30 percent stake in Tomra Latasa Reciclagem SA (TLR) to TOMRA. The purchase price is 6 MUSD. TOMRA and Rexam will continue to jointly develop mutual strategic interests and opportunities in the aluminum can collection business.

Japan

TOMRA has been exploring partnership opportunities in Japan to strengthen its distribution network and increase the speed of expansion for the municipality business model. The partnership search has proceeded according to plan, and TOMRA has signed a Letter of Intent (LoI) with a leading and reputable Japanese industrial conglomerate. A final conclusion to the process is expected in the second half of 2004.

TiTech

On July 12 TOMRA signed an agreement to acquire 100 percent of the shares in TiTech Visionsort AS (TiTech) from Ferd AS of Norway.

TiTech is the world's leading provider of technological solutions for identification and recovering of high-value material fractions, such as packaging and paper. This creates the basis for more effective recycling in non-deposit markets. The company generated revenue of 88 MNOK in 2003 and expects strong, profitable growth in 2004. TiTech has installed more than 600 systems worldwide, and currently has activities in among other Germany, Spain, the United Kingdom, Italy, Japan and the United States.

Through the acquisition of TiTech TOMRA is expanding its recycling technology portfolio. The incorporation of TiTech into TOMRA's Recycling Solutions Division will strengthen the Group's presence in non-deposit markets. TOMRA and TiTech will be able to offer fully complimentary recycling technology solutions comprised of TiTech's back-end sorting systems at processing facilities and TOMRA's newly developed automated recycling centers in front-end. This acquisition is an important step in TOMRA's strategy to further develop its non-deposit business model.

The purchase price of the transaction equals an enterprise value of 235 MNOK. The consideration to be paid for the shares in TiTech will depend on the net debt as of 30 June 2004. This debt is approximately 15 MNOK and will be finally confirmed in an audit. The effective date of the transaction is 30 June 2004, and closing of the transaction is scheduled for the end of August 2004.

MARKET OUTLOOK

The board remains confident about the long term market opportunities. New recycling technology areas offer the company with significant growth opportunities in non-deposit markets. TOMRA's main focus will however continue be on further strengthening its market position in existing and new deposit markets through product innovation and operating efficiencies.

Low growth is expected in 2004 due to continued uncertainty related to the deposit on non-refillable containers in Germany.

SHAREHOLDERS

The total number of shares outstanding at the end of second quarter 2004 was 178,486,559 shares. The total number of shareholders increased from 14,327 at the end of first quarter 2004 to 15,576 at the end of second quarter 2004. The distribution by country of TOMRA shareholders at the end of second quarter 2004 shows: Norway 58.1%, United Kingdom 10.9%, USA 7.5%, Luxembourg 4.8%, Denmark 4.5% and Sweden 4.4%.

TOMRA's share price decreased from NOK 34.80 to NOK 32.70 during second quarter 2004. The number of shares traded at the Oslo Stock Exchange in the second quarter 2004 was 126 million shares, compared to 121 million in the same period last year.

Asker, 14 July 2004

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Erik Thorsen
Chairman	President & CEO


TOMRA®

Second Quarter 2004

Financial highlights
Second Quarter 2004

- Revenues of 591 MNOK (+4%)
  - Europe 212 MNOK (+15%)
  - North America 295 MNOK (-1%)
  - Non-Deposit Markets 84 MNOK (-3%)
- Operating profit 33 MNOK (-8%)
- Cash flow from operations 124 MNOK
- Cash balance 1,123 MNOK

Revenue
(Continuing operations)


MNOK
1500
1200
900
600
300
0
1198
1300
1100
1184
6m01
+11%
6m02
+9%
6m03
(15)%
6m04
8%

Operating profit
(Continuing operations)


Million NOK
250
200
150
100
50
0
200
144
66
66
6m01
6m02
6m03
6m04

Total assets



3,137
3,387
3,390
Million NOK
3 500
3 000
2 500
2 000
1 500
1 000
500
0
780
380
181
779
1017
771
380
173
980
1083
770
368
182
947
1123
2002
2003
30.6.04
Cash
Curr. assets
Lease equip.
Intangibles
Fixed assets

TOMRA

BU Europe



TOMRA

BU Europe - Highlights

TOMRA

- Revenue increase of 27% to 441 MNOK in first half of 2004
  - Revenue growth of 21% adjusted for currency movements
- 76% YTD growth in Germany due to stronger demand for refillable technology
- 22% growth in Finland fueled by retailer dynamcis
- 30% growth in Austria/CEE driven by new store openings in Slovakia and Czech Republic

Excellent performance in a challenging market environment

Sales by market

TOMRA

	Figures in MNOK	6m04	6m03
	Norway	39	40
→	Sweden	99	64
→	Finland	62	51
	Denmark	40	36
	The Netherlands	40	45
→	Germany	109	62
→	Austria/CEE	30	23
	Switzerland	7	8
	Belgium	13	11
	Others	2	7
	Total Europe	441	347

Update Germany

TOMRA



- EU Advocate General stated in May that current packaging legislation in Germany hinders free trade in EU through establishment of refillable quota system
  - Decision in court cases expected in Fall 2004
- Bavarian amendment proposal to abolish refillable quota not put up for vote in Bundesrat session on 9 July
  - Proposal sent to committee and expected to be put up for voting in Bundesrat session later this year

BU North America

TOMRA


CANADA
UNITED STATES

BU North America - Highlights

TOMRA

- Revenue of 573 MNOK (+1%) in first half of 2004
  - 3% revenue increase in USD
- Slow development in technology sales
  - Michigan upgrade program completed in 2003
  - Timing issue related to new contracts in other states
  - Timing of pilots in new Canadian provinces taking longer than expected
- 19% YTD revenue increase to 160 MNOK in California

Continued positive development in California expected in 2004

California

TOMRA


Transformation

Volume growth in California



TOMRA
Year over year collection volume growth rate
(comparable sites only)
40 %
30 %
20 %
10 %
0 %
Jan
Feb
Mar
Apr
May
Jun

Sales by market

Figures in MNOK	6m04	6m03	Δ in local currency
New York	167	160	7%
Connecticut	51	52	0%
Massachusetts	48	47	4%
Michigan	100	127	-19%
California	160	134	22%
Canada	43	46	-4%
Others	4	3	36%
Total North America	573	569	3%

Non-Deposit Markets



TOMRA market testing and/or market mapping activities

Brazil

- YTD revenue down 8% to 170 MNOK
- Continued depressed market conditions
- Strong cost focus has improved results in 2Q04
- Remaining 30% stake in TLR purchased from Rexam for 6 MUSD
- Rexam to remain strategic partner for TOMRA in Brazil

Update Japan & UK

Japan

- Partnership search proceeding as planned
- Letter of Intent signed with large Japanese industrial conglomerate
- Joint project established to roll out RVM collection centers in a large municipality
  - Expected to be completed in 2004
- Nationwide roll-out triggered by successful pilot

UK

- Discussions regarding Tomra Recycling Center pilot progressing according to plan with one large retailer
- Pilot roll-out scheduled for fourth quarter 2004
- Successful pilot expected to trigger large scale roll-out in 2005/06

Acquisition of TiTech – a World Leading Recycling Technology Company

- World's leading company in back-end optical sorting technology
  - Develops, produces and sells automated household waste sorting equipment
  - ~600 systems installed worldwide
- Revenues of NOK 88 millions in 2003
  - – 46% in Germany – 15% in Spain
  - – 14% in Japan – 12% in Italy
  - – 9% in the US – 4% other
- ~40 employees
- Subsidiaries in Germany & Spain with network of distributors in other countries
- Acquisition price based on enterprise value of 235 MNOK less net debt



TITECH

TiTech's product portfolio and technology

	Product	Technology	Origin
Packaging		Near InfraRed (NIR) spectroscopy	Norway
		NIR	Norway
		NIR+Camera	Germany
		Visible + NIR spectroscopy, reflection based	Norway
		Camera, transmission based	Germany
		NIR+Camera+specific software	Germany
		NIR+Color transmission	Germany
		NIR+Color reflection	Norway
Paper	– PaperSort C	Camera	Germany
	– PaperSort CN	Visible + NIR spectroscopy	N/G
	– PaperSort CCN	Camera+NIR+Color+CMYK	N/G
RDF	– PowerSort	NIR+Camera	Germany



TITECH

Source: Titech

Titech - Recycling Technology Applications








Industry structure
TOMRA
Collection
Transportation
Sorting and processing
Recycling
~50%*
Own distribution
Component producers
System suppliers
Engineering consultants/plant builders
Sorting & processing plants
Service on own systems
*Percentage of direct sales to end users
22
Helping the world recycle


TiTech's geographic presence
TOMRA
Oslo (HQ)
Stamford (Lubo LLC)
Roses
Bergamo (Orion Srl)
Tokyo (Earth
Germany
Norway
Other
Man.Dir.
Bus.Dev.
Sales & Marketing
R&D and technical
Supply chain
Finance & Acct.
Germany
Spain
Italy
U.S.
Japan
23
Helping the world recycle


Estimated TiTech market shares in key markets
TOMRA
Packaging markets
UK
80%
Germany*
85%
France
10%
Spain
100%
Italy
65%
Other key markets
Germany RDF
100%
Germany Paper
Japan RDF
65%
UK Paper
*Includes the Netherlands, Switzerland, Belgium and Austria
24
Helping the world recycle

TiTech's geographic expansion strategy


TiTech currently present with subsidiary, distributor or agent
TiTech sales from Norway, currently pursuing partnerships to increase focus/presence
Little focus until now, but sales have started
Business development focus - Country analysis under development

Global Growth Opportunities in Beverage Packaging


World UBC legislation,
% containers
Deposit 15%
Non-deposit 85%
TOMRA ~35% global market share
TOMRA ~0% global market share
Estimated global UBC consumption ~800 billion p.a.

Industry trends

Key trends		Implications for suppliers
Recycling will be increasingly important going forward – Waste per capita will increase while waste going to landfills must decline – EU directives are driving recycling efforts and new member states expand scope	→	– More waste will have to be recycled and hence sorted/processed, either in front-end or in back-end – Market opportunities subject to political processes
Huge differences in approach for fulfilling obligations, but in general very inefficient – Several different ways of pre-sorting, collecting and processing waste – No "right" answer as to which scheme is the better one in a particular country - money is a big constraining factor	→	– Different products/solutions (both front-end and back-end) required to operate as a global equipment provider – Business models might be difficult to scale – Solutions with short pay-back periods will win
Equipment supplier industry likely to restructure short-term – Fragmented supply side consisting of engineering, low-tech and high-tech companies	→	– Huge opportunity to rethink recycling approach in terms of products, solutions and thus company combinations

Most countries have ineffective and expensive systems that do not deliver required results



Landfill

Incineration

Recycling

7

Back-end sorting technology industry as a complementary opportunity to front-end sorting

TOMRA

Collection → Transportation → Sorting and processing → Recycling



Front-end bring systems
Back-end sorting & handling systems
Recognition - Sorting - Processing

Sorting and processing of material in sorting plants - Material Recovery Facilities (MRFs)

TOMRA

ILLUSTRATIVE

- Operators of MRFs are either WMCs, municipalities (public works) or small independent operators
- Capacity varies from a couple of thousand tons per year to gigantic plants processing 100-400 TPD
- Capital expenditure is often in the range of 1.5-2.5 million USD, while more advanced MRFs (single-stream) cost ~8-12 million USD
- Operation and maintenance costs vary between 20-60 USD per ton processed, driven to a large extent by the degree of manual labor

Number of large MRFs in Europe and the US

TOMRA



Number of large MRFs in different countries

	Packaging	Paper	Level of automation
Germany	210	230	High
France	230	110	Moderate
UK	60	30	Low
Italy	180	40	Moderate
Spain	60	n/a	Low
Portugal	25	10	Very low
Poland	5	5	Very low
Hungary	0	0	Very low
Total selected EU	~750	~400	
Additional EU	~250	~150	
Total EU-25	~1000	~550	
US	~500		Moderate

There are more than 2,000 large MRFs with a relatively low degree of automation

In addition, there is a huge number of small MRFs – probably ~500 in the US and an equal amount in Europe

The sorting/processing equipment market opportunity

TOMRA

ROUGH ESTIMATES

Established markets
- Packaging
- Paper

Growth/emerging markets
- Refuse Derived Fuel (RDF)
- Plastics recycling
- Bio-mass/compost
- Small sorting plants – "mini MRFs"

Potential new areas
- Electronic and electrical waste (WEEE)
- Used cars (ELVD)
- New producer responsibility
- (Industry sorting applications)



Equipment market of ~3-5 billion EUR until 2008

Equipment market of ~ 1-2 billion EUR medium-term

Equipment market of ~ 2-5 billion EUR long-term

TOMRA with a broadened strategic technology focus



FROM.....
......TO
"RVM" solutions
Recycling solutions

TOMRA committed and well positioned to build its second leg in non-deposit markets

- Significant resources allocated to greenfield front-end collection projects such as UK and Japan
- TOMRA also sees additional opportunities within recycling technology industry
  - Acquisition of TiTech is a first step in this process
- TOMRA's financial base provides solid platform for acquisition programs over next 12-18 months



TOMRA®
Helping the world recycle



Addendum slides

Major shareholders*

TOMRA

		Shares	Ownership
1.	Folketrygdfondet	18,490,200	10.36%
2.	JP Morgan Chase Bank Clients Treaty Account	8,491,145	4.76%
3.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	5,194,189	2.91%
4.	Nordea Bank Danmark S/A Nordea (DK) CCA	4,069,270	2.28%
5.	The Northern Trust C USL Exempt Account	3,619,659	2.03%
6.	Nordea Bank Sweden A C17	3,298,526	1.85%
7.	State Street Bank & Client Omnibus D	3,241,096	1.82%
8.	Clearstream Banking CID Dept, Frankfurt	3,028,753	1.70%
9.	Bank of New York, BR S/A St of New Jersey	3,000,000	1.68%
10.	Svenska Handelsbanken c/o Handelsbanken AS	2,298,807	1.29%
	SUB-TOTAL	54,731,645	30.66%
	Other shareholders	123,754,914	69.34%
	TOTAL (15,576 shareholders)	178,486,559	100.00%
	Total foreign ownership	74,707,989	41.86%

*Registered 30 June 2004



Shares & shareholders*

TOMRA

	Country	Shares	Ownership	Number of shareholders
1.	Norway	103,778,570	58.14%	14,711
2.	Great Britain	19,378,418	10.85%	75
3.	USA	13,473,177	7.54%	172
4.	Luxembourg	8,529,426	4.77%	43
5.	Denmark	8,103,617	4.54%	70
6.	Sweden	7,883,753	4.41%	127
7.	Switzerland	3,541,612	1.98%	27
8.	The Netherlands	2,119,607	1.18%	65
9.	Belgium	1,979,783	1.10%	14
10.	Germany	1,878,809	1.05%	99
	TOTAL	170,666,772	95.56%	15,403

*Registered 30 June 2004


THIRD QUARTER 2004
Helping the world recycle
TOMRA

FINANCIAL STATEMENT – THIRD QUARTER 2004

INCOME STATEMENT	3rd Quarter		Accumulated 30 September		Full year
(Figures in NOK million)	**2004**	**2003**	**2004**	**2003**	**2003**
Operating revenues	665.0	651.7	1848.7	1751.2	2462.8
Cost of goods sold	400.8	388.8	1136.5	1058.7	1492.8
Lease depreciation	14.1	15.9	42.2	46.0	61.9
Gross contribution	*250.1*	*247.0*	*670.0*	*646.5*	*908.1*
Operating expenses	158.7	133.1	460.7	411.7	555.3
Depreciation	27.2	28.6	78.6	83.6	111.0
Operating profit	*64.2*	*85.3*	*130.7*	*151.2*	*241.8*
Net financial income/(expense)	5.0	7.6	20.9	36.7	43.0
Ordinary profit before tax	*69.2*	*92.9*	*151.6*	*187.9*	*284.8*
Loss related to Tomra Systems OY	0.0	0.0	3.4	0.0	35.0
Income related to Wise Metals Group	0.0	0.0	54.7	0.0	0.0
Taxes expense	23.5	32.5	72.3	64.6	87.2
Net profit	*45.7*	*60.4*	*130.6*	*123.3*	*162.6*
Minority interest	(6.5)	(6.3)	(13.3)	(13.6)	(17.9)
Earnings per share (NOK)	*0.22*	*0.30*	*0.66*	*0.62*	*0.81*

BALANCE SHEET	30 September		31 December
(Figures in NOK million)	**2004**	**2003**	**2003**
ASSETS			
Intangible assets	566.7	398.2	379.8
Leasing equipment	177.8	173.6	172.7
Other fixed assets	754.4	842.5	770.6
Inventory	359.5	473.2	404.7
Short-term receivables	627.3	576.8	575.5
Cash and cash equivalents	949.6	939.1	1083.4
TOTAL ASSETS	*3435.3*	*3403.4*	*3386.7*
LIABILITIES & EQUITY			
Paid-in capital	1596.8	1596.8	1596.8
Retained earnings	1096.1	1051.1	996.5
Minority interests	69.6	123.8	119.2
Deferred taxes	3.9	18.1	10.1
Long-term interest-bearing liabilities	50.3	77.4	54.1
Short-term interest-bearing liabilities	4.3	14.9	4.1
Other liabilities	614.3	521.3	605.9
TOTAL LIABILITIES & EQUITY	*3435.3*	*3403.4*	*3386.7*

CASH FLOW STATEMENT	3rd Quarter		Accumulated 30 September		Full Year
(Figures in NOK million)	**2004**	**2003**	**2004**	**2003**	**2003**
Ordinary profit before taxes	69.2	92.9	151.6	187.9	284.8
Changes in working capital	(4.1)	(19.0)	54.3	(139.6)	(75.5)
Other operating changes	23.8	17.2	106.4	(21.7)	7.7
Total cash flow from operations	88.9	91.1	312.3	26.6	217.0
Total cash flow from investments	(251.7)	(18.7)	(360.5)	(90.9)	(123.1)
Total cash flow from financing	(13.2)	31.1	(74.7)	(6.0)	(27.0)
Total cash flow for period	*(176.0)*	*103.5*	*(122.9)*	*(70.3)*	*66.9*
Exchange rate effect on cash	3.0	(2.0)	(10.9)	(7.9)	(0.8)
Opening cash balance	1122.6	837.6	1083.4	1017.3	1017.3
Closing cash balance	949.6	939.1	949.6	939.1	1083.4

EQUITY	Accumulated 30 September		Full Year
(Figures in NOK million)	**2004**	**2003**	**2003**
Opening balance	*2593.3*	*2470.1*	*2470.1*
Net profit	117.3	109.7	144.7
Translation difference	(17.7)	68.1	32.0
Dividend accruals	0.0	0.0	(53.5)
Closing balance	*2692.9*	*2647.9*	*2593.3*

INTERIM RESULTS	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003	3rd Quarter 2003	2nd Quarter 2003
Operating revenues	665.0	590.9	592.8	711.6	651.7	569.5
EBITDA	105.5	73.3	72.7	133.9	129.8	77.8
Operating profit	64.2	32.9	33.6	90.6	85.3	35.7
Sales growth (year-on-year)	2.0	3.8	11.8	9.3	(8.9)	(15.1)
Gross margin (%)	37.6	36.1	34.8	36.8	37.9	35.9
Operating margin (%)	9.7	5.6	5.7	12.7	13.1	6.3
Earnings per share (NOK)	0.22	0.31	0.13	0.19	0.30	0.16
Earnings per share (NOK) fully diluted	0.22	0.31	0.13	0.19	0.30	0.16

Note: The quarterly financial statement is based on the same principles as the annual accounts, as well as the Norwegian Accounting Standard, NRS 11.

HIGHLIGHTS THIRD QUARTER 2004

- Revenues 665 MNOK (+2% relative to third quarter 2003)
  - Europe 209 MNOK (-7%)
  - North America 330 MNOK (+1%)
  - Non-deposit markets 126 MNOK (+29%)
- TOMRA received the EU Commission's Statement of Objections related to alleged misuse of market dominance in the period 1991 - 2001
- Continued positive development in California
- RVM order worth 44 MNOK secured in the US
- Acquisition of TiTech completed in August 2004

FINANCIALS

Revenues in the third quarter 2004 amounted to 665 MNOK, up two percent from 652 MNOK in the third quarter of 2003. Operating profit equaled 64 MNOK for the quarter compared to 85 MNOK in same period last year, while ordinary profit before tax equaled 69 MNOK versus 93 MNOK last year. Gross margins in the third quarter 2004 equaled 37.6 percent versus 37.9 percent in 2003. TOMRA's third quarter results are in general positively impacted by higher material handling volumes in the US due to the summer season. In addition, the consolidation of TiTech in the third quarter 2004 has also positively impacted gross margins. During the third quarter 2004 7 MNOK in costs were booked related to organizational restructuring in Norway. This will generate 18 MNOK in annual cost savings starting in 2005. Net financial income ended at 5 MNOK for the quarter. Cash flow from operations in the third quarter ended at 89 MNOK.

Earnings per share equaled NOK 0.22 for the third quarter 2004. Total assets increasd by 1 percent since the end of the second quarter 2004 to 3,435 MNOK. The equity ratio remains strong at 78 percent.

DEPOSIT MARKETS

EUROPE

Revenues in Europe amounted to 650 MNOK in the first nine months of 2004 against 572 MNOK in 2003—an increase of 14 percent. Revenues measured in local currency increased by 13 percent.

Several key drivers are behind the growth in Europe. Sweden had a strong first quarter 2004 due to the completion of a large order to Coop Sweden. Since the completion of this order, revenue has returned to a normal level. In Germany, increased demand for refillable RVM technology in 2004 relative to a weak 2003 is the main reason for the 38 percent growth in revenues. In Denmark, TOMRA's revenue base has increased after the introduction of deposit on cans in 2002. In addition, increased demand for RVM technology in Central Eastern Europe, which is driven by the establishment of western European retail stores in these markets, is the main reason for the growth of 17 percent reported under Austria/CEE. The Dutch revenue on the other hand showed a decline of 14 percent. This is primarily due to a drastic reduction in investments caused by fierce competition in this retail market.

TOMRA's market share in Europe year-to-date equals approximately 80 percent versus approximately 85 percent one year ago. The loss in market share is mainly evident in Germany.

Sales by market

Figures in NOK million	9m04	9m03	3q04	3q03
Norway	56	59	17	19
Sweden	137	112	38	48
Finland	82	78	20	27
Denmark	60	54	20	18
The Netherlands	55	64	15	19
Germany	174	126	65	64
Austria/CEE	49	42	19	19
Switzerland	10	12	3	4
Belgium	22	17	9	6
Others	5	8	3	1
Total Europe	650	572	209	225

Sales by activity

Figures in NOK million	9m04	9m03	3q04	3q03
Sales, lease	374	329	108	134
Service	263	232	96	87
Admin. & Promotion	13	11	5	4
Total Europe	650	572	209	225

Germany

Revenues in Germany during the third quarter 2004 amounted to 65 MNOK, which is flat versus third quarter 2003. TOMRA anticipates increased demand for refillable RVM technology in the fourth quarter 2004 versus the third quarter 2004.

The process surrounding the revision of the German Packaging Ordinance continues. The German Upper House may consider voting on several proposals which could affect the German deposit system, in its session on 15 October 2004. A positive outcome could resolve existing as well as potential legal disputes with the EU Commission.

The German government has also recently announced that juices filled in non-refillable containers will be included in the German deposit system as of 1 April 2005. This will increase the volume of non-refillable containers and the related handling complexity in retail stores.

EU Commission Investigation

On 3 September 2004 TOMRA received the EU Commission's Statement of Objections related to supply agreements which had been entered into by TOMRA with certain customers before 2001. This statement was based

on a control completed at TOMRA's facilities in September 2001. The Commission is of the opinion that TOMRA had exploited its dominant market position in several European markets. The alleged abuse is partly due to having entered into exclusive purchase agreements with customers and partly due to use of loyalty rebates. The alleged violations should have taken place within the 1991-2001 period in the various markets. In relation to this, TOMRA has examined its routines and has implemented a comprehensive Competition Compliance Program.

The Commission has indicated that it intends to impose a fine for the alleged breaches. The Commission will determine the size of the fine in a final decision after TOMRA has filed its answer to the Statement of Objections. TOMRA has until mid-November to answer the Commission's objections before a final decision in the case is made. Thereafter, TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

NORTH AMERICA

Revenues in North America amounted to 903 MNOK in the first nine months of 2004—an increase of one percent from 897 MNOK in 2003. Measured in USD, revenues increased by five percent.

Sales by market

Figures in NOK million	9m04	9m03	3q04	3q03
New York	275	268	108	108
Connecticut	75	77	24	25
Massachusetts	70	72	22	25
Michigan	153	183	53	56
California	255	219	95	85
Canada	69	72	26	26
Others	6	6	2	3
Total North America	903	897	330	328

Sales by activity

Figures in NOK million	9m04	9m03	3q04	3q03
Sales, lease	168	178	51	33
Service	56	58	18	21
Recycling Centers	143	134	55	52
Materials Handling	497	483	196	205
Admin. & Promotion	39	44	10	17
Total North America	903	897	330	328

US East

In the US East region, container volumes increased by an estimated four percent in the third quarter 2004 versus 2003. This positively impacted TOMRA's material handling operations.

TOMRA has secured a contract with a New York-based retailer for the installation of RVM's worth 44 MNOK. Installation of the machines will commence during the fourth quarter of 2004.

California

Revenues year-to-date in California equaled 255 MNOK, which was an increase of 16 percent versus 2003. The revenue growth was mainly driven by higher volume growth, as well as higher PET and aluminum prices. Year-to-date collection volumes in comparable sites grew by 21 percent. However, due to a restructuring in TOMRA's collection center portfolio earlier in the year, total volumes have grown by three percent. TOMRA anticipates a continued high growth rate in California in the fourth quarter 2004.

NON-DEPOSIT MARKETS

Sales by market

Figures in NOK million	9m04	9m03	3q04	3q03
Brazil	269	281	99	97
Others*	27	1	27	1
Total Non-deposit	296	282	126	98

*TiTech included as of 1 July 2004

Sales by activity

Figures in NOK million	9m04	9m03	3q04	3q03
Sales, lease*	27	1	27	1
Recycling Centers	153	164	57	62
Materials Handling	116	117	42	35
Total Non-deposit	296	282	126	98

*TiTech included as of 1 July 2004

Brazil

Revenues in Brazil in the first nine months of 2004 amounted to 269 MNOK—a decrease of four percent versus 2003. Measured in USD, revenues were unchanged.

TOMRA's results in Brazil improved in the third quarter 2004 due to a cost reduction program initiated earlier in the year, as well as better utilization of processing capacity achieved by having taken on third party volumes. Aluminum can volumes have trended positively, but acquisition costs remain high.

RECYCLING SOLUTIONS

TOMRA believes that significant cost reduction and increased consumer participation can be achieved in non-deposit markets by applying lessons learned from deposit markets. This includes replacing traditional, labor-intensive collection solutions with new, automated collection centers such as the Tomra Recycling Center (TRC). In addition, considerable efficiency gains in existing recycling systems can also be achieved by increasing the use of technology in the sorting and handling processes.

TOMRA endeavors to become a leading provider of recycling technology equipment and solutions through its Recycling Solutions Division. This will be achieved by developing markets for the newly developed TRC, as well as acquiring recycling technology and equipment

companies with attractive growth and profit potential. The acquisition of TiTech was an important step in realizing this strategy.

TiTech

The formal closing of TOMRA's acquisition of TiTech Visionsort AS from Ferd AS occurred on 25 August 2004. The acquisition price for the shares in TiTech equaled 219 MNOK.

TiTech is the world's leading provider of technological solutions for identification and recovering of material fractions, such as packaging and paper. This creates the basis for more effective recycling in non-deposit markets. TiTech has installed more than 600 systems worldwide, and currently has activities in among other Germany, Spain, the United Kingdom, Italy, Japan and the United States.

Revenue in TiTech during the third quarter equaled 24 MNOK, which is an increase of 33 percent versus the prior year. Strong demand for TiTech's technology within the packaging segment across Europe is the main driver for this increase. Based on existing order book TOMRA anticipates TiTech's strong performance to continue for the remainder of the year.

Japan

TOMRA has together with Sumitomo – a leading Japanese industrial conglomerate – established the first of nine targeted pilot collection centers in the Tokyo/Yokohama region. The test pilots are expected to run until the beginning of 2005. A successful completion of the pilots will form the basis for discussion regarding a more formal partnership model with Sumitomo.

OPERATIONAL EFFECTIVENESS

TOMRA focuses on a number of cost cutting initiatives. Since the beginning of 2003 these initiatives include the rationalization of the materials handling business in the US, the rationalization of R&D and production activities in Norway and Finland, the elimination of business development activities in Brazil and the rationalization of TOMRA's RVM product portfolio, which is currently underway. The number of TOMRA employess at the beginning of 2003 equaled 2,048. TOMRA currently employs approximately 1,850 based on comparable businesses. TOMRA's focus on operational effectiveness continues.

SHAREHOLDERS

The total number of shares outstanding at the end of third quarter 2004 was 178,486,559 shares. The total number of shareholders increased from 15,576 at the end of second quarter 2004 to 16,545 at the end of third quarter 2004. The distribution by country of TOMRA shareholders at the end of third quarter 2004 shows: Norway 63.7%, United Kingdom 10.1%, USA 6.0%, Sweden 4.1%, Denmark 3.9% and Luxembourg 3.3%.

TOMRA's share price decreased from NOK 32.70 to NOK 25.40 during third quarter 2004. The number of shares traded at the Oslo Stock Exchange in the third quarter 2004 was 138 million shares, compared to 117 million in the same period last year.

Asker, 14 October 2004

The Board of Directors
Tomra Systems ASA

Jan Chr. Opsahl	Erik Thorsen
Chairman	President & CEO


TOMRA®

Third Quarter 2004



Financial highlights
Third Quarter 2004

- Revenues of 665 MNOK
  - Europe 209 MNOK
  - North America 330 MNOK
  - Non-Deposit Markets 126 MNOK
- Operating profit 64 MNOK
  - Includes 7 MNOK in restructuring charges
- Cash flow from operations 89 MNOK
- Cash balance 950 MNOK

Revenue
(Continuing operations)


2400
2000
1600
1200
800
400
0
NOK millions
2016
1751
1849
9m02
9m03
9m04

Operating profit
(Continuing operations)


350
300
250
200
150
100
50
0
NOK millions
248
151
131
9m02
9m03
9m04

Total assets



NOK millions	2002	2003	30.9.04
Total	3,137	3,387	3,435
	780	771	754
	180	180	566
	181	173	178
	779	980	987
	1017	1083	950

■ Cash ■ Curr. assets ■ Lease equip. ▩ Intangibles ■ Fixed assets

Organizational right-sizing



- Focus on operational effectiveness is a continuous process in TOMRA
- Optimization processes since beginning of 2003 include:
  - Rationalization of materials handling operations in the US
  - Rationalization of R&D and production operations in Norway & Finland
  - Elimination of business development activities in Brazil
  - Product portfolio rationalization currently underway
- A consequence of these initiatives is a reduction of ~200 employees in comparable businesses

BU Europe





BU Europe – Highlights



- Revenue increase of 14% to 650 MNOK in first nine months of 2004
- Improved performance in Germany in 3rd quarter relative to previous quarters in 2004 with revenue of 65 MNOK
  - Increased demand for refillable RVM technology expected in fourth quarter 2004 versus third quarter 2004
- Strong performance in Sweden with revenue of 38 MNOK in 3rd quarter 2004 despite lack of "single large order"
- Continued strong demand from CEE region for refillable RVM technology driven by establishment of western chains

BU Europe – Highlights (cont.)

TOMRA

- Improved performance in Belgium due to up-grade program of old RVM portfolio
- Challenging market conditions in Holland due to low investments made by retailers, which is caused by harsh competitive environment in Holland
- TOMRA has received Statement of Objections from EU Commission (EUC)
  - EUC claims that TOMRA has exploited its dominant market position
  - TOMRA has until mid-November to respond to claims
  - A final decision by the EUC can be appealed to the European Court of Justice

Sales by market

TOMRA

Figures in MNOK	9m04	9m03	3q04	3q03
Norway	56	59	17	19
Sweden	137	112	38	48
Finland	82	78	20	27
Denmark	60	54	20	18
The Netherlands	55	64	15	19
Germany	174	126	65	64
Austria/CEE	49	42	19	19
Switzerland	10	12	3	4
Belgium	22	17	9	6
Others	5	8	3	1
Total Europe	650	572	209	225

Update Germany

TOMRA





- German Bundesrat to consider voting on several proposals related to German deposit system on 15 October 2004
- Bavaria proposes to
  - uniform deposit of 25€¢
  - delete refillable quota of 72%
  - include only beer, carbonated soft drinks, mineral water & alcopops in deposit system
  - in practical terms eliminate current island solutions
- Outcome of voting difficult to forecast due to political uncertainty

...a never-ending story

Given the large number of deposit containers, technology needs to play a role in Germany...

TOMRA


Estimate
Deposit containers in various markets
Billions of containers / year
50
40
30
20
10
0
GER
US
CAN
S/N/FI
Refillable
Non-refillable

BU North America



CANADA
UNITED STATES

BU North America - Highlights

- Revenue of 903 MNOK (+1%) in first nine months of 2004
  - 5% revenue increase in USD
- 4% increase in US East volumes positive for materials handling business in 3rd quarter
- TOMRA recently secured RVM contract worth 44 MNOK with New York retailer for installation commencing in 4Q04
- Continued strong performance in California with YTD revenue growth of 16%



Strong volume growth for comparable sites in California

- Strong volume development (+21% YTD) at comparable site stores have generated more material value and fees from state
- TOMRA has also benefited from higher material prices in 2004, which stands for ~25% of this year's revenue increase
- TOMRA anticipates continued growth in CA in 4Q04



Year over year collection volume growth rate (comparable sites only)
40 %
30 %
20 %
10 %
0 %
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept

The above graph depicts volume growth for stores that have been in operation for more than one year. Due to the fact that TOMRA discontinued servicing ~30 stores earlier in the year, total volumes YTD have only been up 3%.

Automated versus traditional collection centers



Volume growth YTD 2004 vs. YTD 2003 (comparable sites)
60 %
40 %
20 %
0 %
Alu
Glass
PET
HDPE
Total
Automated
Traditional

Automated collection centers continue to be preferred choice for redemption of deposit

Sales by market

TOMRA

Figures in MNOK	9m04	9m03	3q04	3q03
New York	275	268	108	108
Connecticut	75	77	24	25
Massachusetts	70	72	22	25
Michigan	153	183	53	56
California	255	219	95	85
Canada	69	72	26	26
Others	6	6	2	3
Total North America	903	897	330	328

Non-Deposit Markets





- TOMRA business established
- TOMRA testing and/or market mapping activities

Update Brazil



- YTD revenue down 4% to 269 MNOK
- Improved profitability in 3rd quarter 2004
  - Mainly a result of cost improvement program implemented earlier in the year, as well as more effective utilization of processing capacity by processing for third party
- Market conditions have improved with higher volumes, but aluminum can acquisition price continues to be high (80+% of LME)
- Focus on efficiency gains continue

Mission




Helping the world recycle

Tomra currently handles <5% of the world's beverage containers and other used packaging/materials


World UBC legislation,
% containers*
Deposit
15%
Non-deposit
85%
TOMRA
~35% global
market share
of handling
TOMRA
~0% global
market
share of
handling

- *Only the global UBC universe is estimated at ~800 billion units per year*
- *In addition comes all other materials!*

* UBC = Used Beverage Containers

TOMRA's ambition in non-deposit markets...








... is to become a leading provider of recycling technology equipment and solutions

TOMRA is expanding its strategic focus

From primarily:	High-tech focus - deposit heavy		Operational focus – deposit heavy	
	Collection	Transportation	Sorting and processing	Recycling
To also including:	Solutions for non-deposit markets		Technology solutions to achieve operational efficiencies	

Two main focus areas emerge for TOMRA



Collection
Transportation
Sorting and processing
Recycling

Collection systems:

- Business concept is to apply technology at the point of collection in order to reduce costs & increase material value *compared to existing collection infrastructure*
- The new Tomra Recycling Center ready for field pilot
- This opportunity is a Greenfield project for TOMRA requiring significant resources for technology & market development
- Potential customers include retailers, municipalities, "green dot systems", etc. Customers will vary dependent upon existing recycling scheme/legislation in place



Two main focus areas emerge for TOMRA

TOMRA



Collection
Transportation
Sorting and processing
Recycling



Recycling technology equipment & solutions:

- Business concept is to offer products and technology which will improve sorting and handling capabilities within existing recycling systems
- TiTech falls into this category
- TOMRA plans to expand within this area primarily through acquisitions
- Potential customers include waste management operators, municipalities & other industries



Test installation in Tokyo installed together with Sumitomo

TOMRA

- Joint project established together with Sumitomo to roll out 9 pilot RVM collection centers in Tokyo/Yokohama region
  - Pilot completion in beginning of 2005
- First pilot installed on 13 October 2004
- A potential successful pilot phase will form basis for discussion regarding formal partnership with Sumitomo



Newest recycling center in Tokyo





UK update

TOMRA

- First TRC on track for installation at retail location by end of November
- Additional pilots planned for first half of 2005
- Successful pilots could trigger large scale roll-out in 2006





TiTech developing in line with expectations

TOMRA

- World's leading company in back-end optical sorting technology
  - Develops, produces and sells automated household waste sorting equipment
  - ~600 systems installed worldwide
- Formal closing of TiTech acquisition completed in August. Acquisition price of 219 MNOK
- 33% growth in revenue in 3rd quarter 2004 to 24 MNOK
- TOMRA expects strong year-ending performance in TiTech






TOMRA®
Helping the world recycle


TOMRA®

FOURTH QUARTER 2004

TOMRA SYSTEMS ASA
Drengsrudhagen 2
P.O. Box 278
N-1370 Asker, Norway
Telephone: (+47) 66 79 91 00
Telefax: (+47) 66 79 91 11
Website: www.tomra.com

FINANCIAL STATEMENT – FOURTH QUARTER 2004

INCOME STATEMENT	4th Quarter		Full Year	
(Figures in NOK million)	**2004**	**2003**	**2004**	**2003**
Operating revenues	663.5	711.6	2512.2	2462.8
Cost of goods sold	410.5	434.1	1547.0	1492.8
Lease depreciation	12.9	15.9	55.1	61.9
Gross contribution	*240.1*	*261.6*	*910.1*	*908.1*
Operating expenses	165.7	143.6	626.4	555.3
Depreciation	32.2	27.4	110.8	111.0
Operating profit	*42.2*	*90.6*	*172.9*	*241.8*
Net financial income/(expense)	3.3	6.3	24.2	43.0
Ordinary profit before tax	45.5	*96.9*	*197.1*	*284.8*
Loss related to Tomra Systems OY	0.0	35.0	3.4	35.0
Income related to Wise Metals Group	0.0	0.0	54.7	0.0
Taxes expense	14.7	22.6	87.0	87.2
Net profit	*30.8*	*39.3*	*161.4*	*162.6*
Minority interest	(2.1)	(4.3)	(15.4)	(17.9)
Earnings per share (NOK)	*0.16*	*0.19*	*0.82*	*0.81*

BALANCE SHEET	31 December	
(Figures in NOK million)	**2004**	**2003**
ASSETS		
Intangible assets	539.5	379.8
Leasing equipment	160.2	172.7
Other fixed assets	707.6	770.6
Inventory	329.0	404.7
Short-term receivables	541.6	575.5
Cash and cash equivalents	983.0	1083.4
TOTAL ASSETS	*3260.9*	*3386.7*
LIABILITIES & EQUITY		
Paid-in capital	1596.8	1596.8
Retained earnings	673.0	996.5
Minority interests	68.0	119.2
Deferred taxes	19.8	10.1
Long-term interest-bearing liabilities	58.3	54.1
Short-term interest-bearing liabilities	3.2	4.1
Other liabilities	841.8	605.9
TOTAL LIABILITIES & EQUITY	*3260.9*	*3386.7*

CASH FLOW STATEMENT	4th Quarter		Full Year	
(Figures in NOK million)	**2004**	**2003**	**2004**	**2003**
Ordinary profit before taxes	45.5	96.9	197.1	284.8
Changes in working capital	51.0	64.1	105.3	(75.5)
Other operating changes	(27.8)	29.4	78.6	7.7
Total cash flow from operations	68.7	190.4	381.0	217.0
Total cash flow from investments	(35.6)	(32.2)	(396.1)	(123.1)
Total cash flow from financing	(0.8)	(21.0)	(75.5)	(27.0)
Total cash flow for period	*32.3*	*137.2*	*(90.6)*	*66.9*
Exchange rate effect on cash	1.1	7.1	(9.8)	(0.8)
Opening cash balance	949.6	939.1	1083.4	1017.3
Closing cash balance	983.0	1083.4	983.0	1083.4

EQUITY	Full Year	
(Figures in NOK million)	**2004**	**2003**
Opening balance	*2593.3*	*2470.1*
Net profit	146.0	144.7
Translation difference	(148.2)	32.0
Dividend accruals	(321.3)	(53.5)
Closing balance	*2269.8*	*2593.3*

INTERIM RESULTS	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003	3rd Quarter 2003
Operating revenues	663.5	665.0	590.9	592.8	711.6	651.7
EBITDA	87.3	105.5	73.3	72.7	133.9	129.8
Operating profit	42.2	64.2	32.9	33.6	90.6	85.3
Sales growth (year-on-year)	(6.8)	2.0	3.8	11.8	9.3	(8.9)
Gross margin (%)	36.2	37.6	36.1	34.8	36.8	37.9
Operating margin (%)	6.4	9.7	5.6	5.7	12.7	13.1
Earnings per share (NOK)	0.16	0.22	0.31	0.13	0.19	0.30
Earnings per share (NOK) fully diluted	0.16	0.22	0.31	0.13	0.19	0.30

Note: The quarterly financial statement is based on the same principles as the annual accounts, as well as the Norwegian Accounting Standard, NRS-11.

HIGHLIGHTS FOURTH QUARTER 2004

- Revenues 664 MNOK (-7% relative to fourth quarter 2003)
  - Europe 236 MNOK (-30%)
  - North America 282 MNOK (unchanged)
  - Non-deposit markets 146 MNOK (+60%)
- Political clarification in Germany regarding deposit on non-refillable containers
- Answer sent to EU Commission regarding the EU Commission investigation in 2001
- Continued strong volume growth in California
- Record quarter for TiTech with NOK 44 million in revenue
- Agreement signed to acquire 100 percent of the shares in Orwak Group AB
- First test pilot of Tomra Recycling Center launched with TESCO in the UK

FINANCIALS

Revenues in the fourth quarter 2004 amounted to 664 MNOK, down 7 percent from 712 MNOK in the fourth quarter of 2003. Gross margins in the fourth quarter 2004 equaled 36.2 percent versus 36.8 percent in 2003. Lower RVM prices in Europe and a weaker US dollar against the Norwegian kroner are the main reasons for the decline in gross margin.

Operating profit equaled 42 MNOK in fourth quarter 2004 after deduction of 12 MNOK in costs related to organizational restructuring in Europe and North America and 6 MNOK in legal fees for the EU Commission case. Operating profit in the same period in 2004 equaled 91 MNOK. During all of 2004, TOMRA has charged 19 MNOK in organizational restructuring costs. These initiatives are expected to generate gross savings of at least 40 MNOK in 2005.

Net financial income ended at 3 MNOK and earnings per share equaled NOK 0.16 for the fourth quarter 2004. Cash flow from operations in the fourth quarter ended at 69 MNOK. Total assets decreased by 5 percent from the end of the third quarter 2004 to 3,261 MNOK. The equity ratio remained strong at 69.6 percent.

IFRS IMPLEMENTATION

Starting in 2005, TOMRA will report its financial statements in accordance with International Financial Reporting Standards (IFRS). TOMRA will send a separate stock exchange release with restated financial statements well in advance of the first quarter 2005 presentation date on 19 April 2005. The overall effects of the implementation of IFRS on TOMRA's financial statements are expected to be limited.

DEPOSIT MARKETS

EUROPE

TOMRA has had to perform in an increasingly challenging market in Europe in 2004. Revenues in Europe amounted to 886 MNOK in 2004 against 910 MNOK in 2003—a decrease of 3 percent. Revenues measured in EUR decreased by 8 percent. Discounted prices and low capital spending in the food retail sector are the main reasons for this decline. Margin pressure in Europe has been evident since second quarter 2004, but in this challenging environment, TOMRA has successfully protected its market share.

The demand for TOMRA's products is normally lowest in the beginning of the year, which is a trend also anticipated in 2005.

Sales by market

Figures in NOK million	2004	2003	4q04	4q03
Norway	76	76	20	17
Sweden	176	207	39	95
Finland	107	111	25	33
Denmark	80	71	20	17
The Netherlands	75	86	20	22
Germany	253	239	79	113
Austria/CEE	67	61	18	19
Switzerland	13	17	3	5
Belgium	30	25	8	8
Others	9	17	4	9
Total Europe	886	910	236	338

Sales by activity

Figures in NOK million	2004	2003	4q04	4q03
Sales, lease	515	564	141	235
Service	354	331	91	99
Admin. & Promotion	17	15	4	4
Total Europe	886	910	236	338

Germany

In Germany, revenues in 2004 increased by 6 percent versus 2003 to 253 MNOK. The main reason for this was increased demand for RVM technology related to handling of refillable containers.

The amendment of the German Packaging Ordinance was concluded in January 2005 with an approval in the German Lower House. The German Ministry of Environment maintains that the deposit law is conforming to EU internal market regulations. The amended Ordinance entails a flat deposit of 25 Euro cents on containers filled with beer, carbonated soft drinks and mineral water as of 9 May 2005. Deposit will also be charged on non-carbonated soft drinks (except fruit drinks) as of May 2006. Also, the so-called "Island deposit systems" operated by most discounters today, must be disbanded by May 2006. At such time, a national deposit system must be in place whereby stores selling beverages filled in non-refillable containers must also pay back deposit to any consumer returning empty containers.

Preparations for a national deposit system are in progress. Several industry players have announced their intent to establish clearing-house and pick-up operations for retailers. Preparations have also begun to establish a uniform national security system to mark and identify deposit containers sold in Germany. In this respect, TOMRA is supporting industry with technology and system competency. Based on the expected need for cost effective handling of empty beverage containers in stores, TOMRA anticipates significant technology sales in Germany in the coming years.

EU Commission Investigation

As previously announced, on 3 September 2004 TOMRA received the EU Commission's Statement of Objections related to the investigations started in 2001. The Commission is of the opinion that TOMRA has misused its dominant market position by entering into certain supply agreements with customers in the period 1991 to 2001.

TOMRA has presented its written answer to the Commission and has also presented its views in a separate oral hearing. TOMRA strongly contests the Commission's arguments. A final decision in the case is expected in 2005. TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

NORTH AMERICA

Revenues in North America amounted to 1,185 MNOK in 2004—an increase of 1 percent from 1,180 MNOK in 2003. Measured in USD, revenues increased by 5 percent.

Sales by market

Figures in NOK million	2004	2003	4q04	4q03
New York	369	358	94	90
Connecticut	95	97	20	20
Massachusetts	91	94	21	22
Michigan	193	228	40	45
California	337	295	82	76
Canada	92	100	23	28
Others	8	8	2	2
Total North America	1,185	1,180	282	283

Sales by activity

Figures in NOK million	2004	2003	4q04	4q03
Sales, lease	228	215	60	37
Service	78	77	22	19
Recycling Centers	188	183	45	49
Materials Handling	633	648	136	165
Admin. & Promotion	58	57	19	13
Total North America	1,185	1,180	282	283

US East

The start up of RVM installations related to a 6.5 MUSD contract with a New York-based retailer positively affected fourth quarter in the US East region. Installation of the remaining machines will take place in 2005.

Revenue in 2004 measured in NOK in the US East region declined by 4 percent due to a weaker USD versus NOK. Measured in USD, revenue increased by 1 percent. TOMRA anticipates stability in these operations in 2005.

California

Revenues in California in 2004 equaled 337 MNOK, which was an increase of 14 percent versus 2003. Measured in USD, revenue increased by 20 percent to 50 MUSD. The revenue growth was driven by higher volumes, as well as higher PET and aluminum prices. Collection volumes in comparable sites grew by 25 percent. Due to changes in TOMRA's recycling center portfolio in 2004, total volumes increased by 7 percent.

Because of better capacity utilization and improved commodity prices, TOMRA met its milestone of operating margin in California of 10 percent. TOMRA anticipates a continued positive development in California in 2005.

NON-DEPOSIT MARKETS

Sales by market

Figures in NOK million	2004	2003	4q04	4q03
Brazil	370	368	102	87
Others*	71	5	44	4
Total Non-deposit	441	373	146	91

*TiTech included as of 1 July 2004

Sales by activity

Figures in NOK million	2004	2003	4q04	4q03
Sales, lease*	71	5	44	4
Recycling Centers	218	217	66	53
Materials Handling	152	151	36	34
Total Non-deposit	441	373	146	91

*TiTech included as of 1 July 2004

Brazil

Revenues in Brazil in 2004 amounted to 370 MNOK. TOMRA's results in Brazil continued to improve in the fourth quarter 2004 due to a cost reduction program initiated earlier in the year and a better utilization of processing capacity. Aluminum can volume trended positively, but acquisition costs remain high. In 2005, TOMRA's main priority in Brazil will be to continue the streamlining of operations and improve profitability.

RECYCLING SOLUTIONS

TOMRA's ambition is to become a leading provider of recycling technology solutions in non-deposit markets through its Recycling Solutions Division. This will be accomplished in two ways. First, TOMRA seeks to trigger a paradigm shift in the recycling of rigid containers, by creating an alternative to low value-added and transport intensive collection solutions such as bottle banks and curbside programs. This will be achieved through automated, out-door collection and processing centers referred to as Tomra Recycling Centers (TRC).

Many countries have invested in collection solutions, such as bottle banks and curbside programs. These solutions

are expected to form the basis of many future recycling systems. TOMRA seeks to generate considerable efficiency gains in existing recycling systems by increasing the use of technology in the sorting and handling of packaging waste. This will be achieved by acquiring and developing recycling technology and equipment companies with attractive growth and profit potential. The acquisitions of TiTech and Orwak Group are important steps in realizing this strategy.

TiTech

Revenue in TiTech in the fourth quarter 2004 equaled 44 MNOK, which represents a record quarter for the company. Revenue for fiscal year 2004 equaled 114 MNOK – an increase of 30 percent versus 2003. NOK 68 MNOK of the revenue was booked in TOMRA's accounts as TiTech was consolidated as of 1 July 2004. TiTech's performance in 2004 met TOMRA's expectations. Strong demand from central European countries and positive momentum in the US and UK are the main reasons for this growth.

TOMRA expects positive development and growth in TiTech in 2005 based on demand in existing markets and penetration of new markets. Historically however, TiTech has experienced strong seasonal swings. The first quarter of every year has the lowest activity level, as capital budgets for material recovery facilities are skewed towards the end of the year. A similar trend is expected in 2005.

Orwak Group

In December 2004, TOMRA signed an agreement to acquire 100 percent of the shares in Orwak Group AB (Orwak Group). The acquisition price is based on an enterprise value of 175 MSEK and a performance-based conditional payment of up to 20 MSEK tied to 2005 and 2006 earnings. Closing of the transaction is expected in February 2005.

Orwak Group, with headquarters in Sweden, develops, manufactures and sells compactor solutions to retail industry, as well as large industrial compaction baling solutions to material recovery facilities and other industries. The compaction solutions allow its customers to reduce storage needs for empty packaging and significantly reduce transportation costs through extreme volume reduction. With over 50,000 units installed worldwide, the Orwak Group is considered a leader within the small and large compactor markets. Orwak Group generated revenue of approximately NOK 265 million in 2004. In 2005, the company aims to consolidate its position in established markets and further develop a platform for profitable growth in new markets. TOMRA sees considerable market and technology synergies between TOMRA, Orwak Group and TiTech. TOMRA will consolidate Orwak Group as of 1 January 2005.

Similar to TiTech, Orwak Group normally also experiences strong seasonal swings. The first quarter of every year has the lowest activity level, as capital budgets for material recovery facilities, as well as retailers, tend to be skewed towards the end of the year. A similar trend is expected in 2005.

Japan

TOMRA together with Sumitomo Corporation, installed the eight RVM-based recycling centers in the Tokyo/Yokohama area, as planned. Collection volumes exceeded expectations so far, and the feedback from all stakeholders involved was positive.

The pilots with Sumitomo will run through the first quarter 2005. Both TOMRA and Sumitomo have confirmed their intent to discuss a more formal partnership model. These discussions will take place in the first half of 2005.

Tomra Recycling Center (TRC)

TOMRA believes that significant cost reduction and increased consumer participation can be achieved in non-deposit markets by applying lessons learned from deposit markets. TOMRA is therefore targeting to replace bottle banks and curbside programs with new, automated collection centers such as the TRC concept. Advantages include recognition, sorting and compaction of material at the collection point, to maximize material value and minimize transportation costs.

Since November 2004, TOMRA has been piloting the first TRC in the UK together with TESCO, the UK's leading retailer. An expanded test with an additional five centers is scheduled to run through 2005 at the latest. The aim of the test is to verify the feasibility of a TRC business model versus existing collection infrastructure, by measuring volume, consumer acceptance and transportation costs. Discussions regarding a full roll-out of TRC's in the UK may be initiated towards the end of 2005.

Significant work and investments remain before an industrialization phase of the TRC can occur. In 2005, the required investment level is expected to equal between NOK 40 to 50 million dependent upon the project scope. Similar investments in 2003 and 2004 were NOK 15 million and NOK 32 million, respectively. TOMRA remains confident in its ability to position its recycling center technology in non-deposit markets where current systems are unable to fulfill recycling levels and meet certain minimum system cost levels. TOMRA will also seek opportunities to apply certain breakthrough technologies and concepts developed in the TRC project in deposit markets.

MARKET OUTLOOK

TOMRA anticipates lower investments by retailers in the first half of 2005. This, combined with higher investments

in non-deposit development activities, will result in a weak first half 2005.

ORGANIZATION

Some time ago, CEO Erik Thorsen informed the Chairman of the Board of Tomra Systems ASA that he was considering resigning as chief executive officer. In February 2005, TOMRA entered into an agreement with Erik Thorsen that he will leave the company in April 2005.

After almost 19 years in TOMRA, of which the last 9 years as CEO, Erik Thorsen has decided that the time was right to seek new challenges. TOMRA's revenue during Erik Thorsen's tenure has increased by 30 times, and the profitability margin in the period has been between 7% and 18%. The Board thanks Mr. Thorsen for his enormous contribution to TOMRA over the years. The Board is in the stage of developing a short-list of candidates to replace Erik Thorsen and targets a March announcement.

SHAREHOLDERS

The total number of shares outstanding at the end 2004 was 178,486,559 shares. The total number of shareholders increased from 16,545 at the end of third quarter 2004 to 17,611 at the end of 2004. The distribution by country of TOMRA shareholders at the end 2004 shows: Norway 66.8%, United Kingdom 10.3%, USA 7.3%, Luxembourg 3.2%, Denmark 3.0% and Sweden 2.6%.

TOMRA's share price increased from NOK 25.40 to NOK 33.30 during fourth quarter 2004. The number of shares traded at the Oslo Stock Exchange in the fourth quarter 2004 was 215 million shares, compared to 138 million in the same period last year. The Board will recommend an ordinary dividend of NOK 0.30 per share for 2004, which is unchanged from the previous year, and an extraordinary dividend of NOK 1.50 per share.

Asker, 15 February 2005

The Board of Directors
Tomra Systems ASA

Jan Chr. Opsahl	Erik Thorsen
Chairman	President & CEO

TOMRA®

2004

2004 key achievements

TOMRA

- ✓ Market share in Europe at target of ~80%, however, with lower margins as a consequence
- ✓ German deposit legislation finally concluded
- ✓ Preparation for major RVM technology launches in 2005
- ✓ Executed on the first two Recycling Technology acquisitions
- ✓ Targeted 10% EBIT margin in California achieved
- ✓ TRC pilot initiated in the UK, representing the single largest development project in TOMRA ever
- ✓ Profit from Materials Handling improved
- ✓ *Sold ownership interest in Wise Metals Group for 8 MUSD*
- ✓ Operations in Brazil stabilized and profit improved
- ✓ Organizational right-sizing to yield 40-50 MNOK in gross cost saving in 2005

Financials 2004

TOMRA

Fourth Quarter

- Revenues of 664 MNOK
  - Europe 236 MNOK
  - North America 282 MNOK
  - Non-Deposit Markets 146 MNOK
- Operating profit 42 MNOK
  - Includes 18 MNOK in restructuring charges & EU case legal fees

FY 2004

- Revenues of 2,512 MNOK
  - Europe 886 MNOK
  - *North America 1,185 MNOK*
  - Non-Deposit Markets 441 MNOK
- Operating profit 173 MNOK
  - includes ~120 MNOK in non-operational costs & business building initiatives
- EPS 0.82 vs. 0.81 in 2003
- Cash flow from operations 381 MNOK
- Assets 3,261 MNOK
  - *Cash balance 983 MNOK*

Investments in major business building initiatives amounted to ~90 MNOK in 2004



TOMRA



NOK millions
300
250
200
150
100
50
0
EBIT '04
TRC costs
Bus. Dev.
Japan
Germany
Other



1

New segment reporting in TOMRA

TOMRA

Deposit activities		Non-deposit activities		
RVM Technology	Collection & Materials handling	Recycling Technology	Other non-deposit activities	Group functions
• Sale/lease • Service • Admin. & promotion	• North America	• TiTech • Orwak Group	• Brazil • TRC project • Business development	• HQ activities

DEPOSIT ACTIVITIES

TOMRA



***Segment:* RVM Technology**

RVM Technology

Segment financials based on NGAAP

RVM Technology

TOMRA

(In MNOK)	2004	2003
Revenue	1,250	1,259
- Nordic	*439*	*465*
- Central Europe & UK	*438*	*431*
- Rest of Europe	*9*	*14*
- US East / Canada	*364*	*349*
Gross contribution *(in %)*	631 *(50%)*	693 *(55%)*
Operating profit *(in %)*	192 *(15%)*	266 *(21%)*

RVM Technology

Market share development in Europe 2004

TOMRA ESTIMATES


100 %
90 %
80 %
70 %
Q104
Q204
Q304
Q404

RVM Technology

RVM Technology – Europe

- Revenue decrease of 3% to 886 MNOK in 2004
- Strong finish to the year in Germany
  - 6% growth in revenue in 2004 to 253 MNOK
- Second highest revenue ever in Sweden in 2004 due to replacement sales
- Introduction of deposit in Estonia as of 1/1/2005
  - Orders anticipated by mid-2005
- TOMRA has responded EU Commission's Statement of Objections & contests allegations made by Commission

RVM Technology

RVM Technology – North America

- Revenue increase of 5% to 364 MNOK, up 10% in USD
- TOMRA maintained market share in US East at ~85% in 2004 despite significant price cuts from competitors
- ~20% of machines installed under 6.5 MUSD RVM contract in New York
- Canada
  - Decline in revenue in Quebec due to harsh competitive environment in the independent retail sector
  - *Development activities in Ontario and Alberta are continued focus areas* for TOMRA and stakeholder discussions have progressed. Pilots expected in 2005
- Deposit introduced in Hawaii as of January 1, 2005
  - 66 machines delivered in fourth quarter 2004

RVM Technology

Legislative update – Germany

- Amendment of German deposit law positively concluded in January 2005 with decision in Bundestag
- Main highlights include:
  - Flat deposit of €0.25 per container of beer, carbonated soft drinks and mineral water as of May 9, 2005
    - ✓ Non-carbonated soft drinks to be included as of May 2006
  - "Island Solutions" to be disbanded as of May 2006
- German MoE maintains that new law is EU conform

Deposit system preparations in Germany underway

RVM Technology

TOMRA

- DSD, P-System and Interseroh have announced plans to become full-service providers of clearing house and materials handling services to retailers
- Potential clearing house providers have initiated screening processes regarding security marking of deposit containers
- A decision on security marking is important prior to major RVM investments
- TOMRA involved as discussion partner on several levels with potential clearing house providers

New RVM innovations in 2005

RVM Technology

TOMRA

T-820

- New high-end, high volume machine
- Improved recognition accuracy
- Better user inter-face solutions
- Lower service costs

Uno

- New low volume machine for small store segment
- Innovative solutions for recognition & collection
- Uno to open up segment of >100,000 stores for TOMRA
- ~NOK 30k per machine

New RVM innovations in 2005

RVM Technology

TOMRA

New innovations will further strengthen TOMRA's competitive position





TOMRA's RVM portfolio 2005/06

RVM Technology

TOMRA



Container volume & RVM price
UNO
T-205
T-605
T-710
T-820
ALL CONTAINERS
Container volume & RVM price
UNO
T-205
T-X2
T-83 HCp
NON-REFILLABLES

RVM portfolio consolidated on common technology platforms, which will generate additional cost savings and sourcing opportunities

Segment: Collection & Materials Handling




Collection
Pick-up & transport
Sorting
Baling
Materials Handling

Collection & Materials Handling
Segment financials based on NGAAP



(In MNOK)	2004	2003
Revenue	821	831
- US East / Canada	*484*	*535*
- US West	*337*	*295*
Gross contribution *(in %)*	184 *(22%)*	160 *(19%)*
Operating profit *(in %)*	46 *(6%)*	34 *(4%)*

Materials handling (US East/CAN) - Highlights

- Improved profitability in 2004 due to cost saving programs and outsourcing of processing operations in Massachusetts
- Focus areas in 2005
  - Additional consolidation/out-sourcing opportunities to be evaluated
  - Apply best practice from Michigan to rest US of transportation operations.
  - Introduce new glass enhancing technology
  - Develop new market, Maine, together with partners



Significant improvement in CA collection operations in 2004



- Record year in California completed with 14% growth to 337 MNOK
- Targeted 10% operating margin achieved in 2004 through continuous cost focus, improved material prices & increased volumes


Year-over-year collection volume growth rate in CA
(comparable sites only)
40 %
30 %
20 %
10 %
0 %
Jan
Feb
Mar
Apr
May
June
Jul
Aug
Sept
Oct
Nov
Dec

Continued positive momentum expected in CA in 2005

NON-DEPOSIT ACTIVITIES



Tomra currently handles <5% of the world's beverage containers (and other used packaging/materials)


Deposit
15%
Non-deposit
85%
TOMRA
~35% global
market share
of UBC
handling
TOMRA
~0% global
market
share of UBC
handling
World UBC legislation,
% containers*

* UBC = Used Beverage Containers

Two groups of non-deposit activities are under development

	Aim		How?
1. **Evolutionary path**	Apply technology to existing collection and recycling processes in order to gain marginal efficiencies		By acquiring technology providers
2. **Revolutionary path**	Trigger a shift in collection and recycling system infrastructure by creating a revolutionary new collection technology		By developing the TRC and related collection solutions

Segment: Recycling Technology


TiTech sorting unit
Presona baler
Orwak compactor
Morinders compactor
Orwak Group

Recycling Technology

Automated sorting and processing solutions reduce costs and maximize material value



...leads to...
...co-mingled material...
...which leads to need for...
TITECH
Current collection of used material...
...automated sorting solutions...
ORWAK
Recycled materials!
.....and compaction
...which leads to...
...which generate...
...pure material for recycling...



Recycling Technology
Segment financials based on NGAAP



(In MNOK)	2004	2003
Revenue	68	-
- Central Europe & UK	41	-
- Rest of Europe	18	-
- US East	7	-
- Rest of World	2	-
Gross contribution (in %)	46 (68%)	-
Operating profit (in %)	14 (21%)	-

TOMRA to acquire Orwak Group



ORWAK

Presona

MORINDERS

- Orwak Group is the market leader within compaction and baling technology
- Brands include Orwak, Presona & Morinders, which service the retail sector, waste management industry and other industries
- Turnover in 2004 equaled ~265 MNOK in ~40 markets
- Closing of acquisition expected in February
  - Acquisition price based on EV of 175 MSEK + up to 20 MSEK related to 2005/06 performance

Volume reduction & material sorting are key components in any effective recycling system

Tomra presence

	Front-end	Back-end
Recognition	TOMRA	Titech
Volume reduction	TOMRA Orwak Group	Orwak Group

Needed for maximizing material value

Needed for minimizing costs

Recognition and volume reduction needed either in back-end or front-end

Recycling Technology

The total baler market is significant and provides the Orwak Group with room for growth

TOMRA



NOK millions
ROUGH ESTIMATES
End user
Annual sales*
Expected ann. growth rate
Recycling plants
~400
Supermarkets, industries, transfer stations
~300
~5-10%
Retailers, Industry
~550
Small shops, fast food, hotels
~250
~5-10%
Food service, shops, garages
~0
Significant
Total
~1,500
~5-10%
Orwak Group market share is ~20%*

* Based on markets where Orwak is present e.g., Europe, Russia, Japan and to some extent the US
Source: Orwak Group & Tomra analysis

Recycling Technology

TiTech developing in line with expectations

TOMRA

- NOK 114 MNOK in revenues, up 30% vs. FY 2003
  - TOMRA's 2004 share 68 MNOK
- Trends in 2004:
  - Strong development in traditional markets such as Germany & other central European countries
  - Increased number of installations in new markets such as UK and US
- Focus in 2005:
  - Continued growth in core markets
  - Developments of new regions such as Asia

Recycling Technology

Considerable growth opportunity for TiTech

TOMRA

ROUGH ESTIMATES



	Number of large MRF's* in different countries: Packaging	Paper	Level of automation
Germany	210	230	High
France	230	110	Moderate
UK	60	30	Low
Italy	180	40	Moderate
Spain	60	n/a	Low
Portugal	25	10	Very low
Poland	5	5	Very low
Hungary	0	0	Very low
Total selected EU	~750	~400	
Additional EU	~250	~150	
Total EU-25	~1000	~550	
US	~500		Moderate

Only ~300 out of ~2,000 MRF's have installed optical sorting equipment

*Material Recovery Facilities

Source: Tomra analysis

Recycling Technology

TOMRA's ambition in non-deposit markets...




ORWAK
3600





...is to become a leading supplier of recycling technology equipment and solutions





Segment: Other non-deposit activities

TOMRA



Collection
TOMRA Warehouse
TOMRA Recycling Plant - Pindamonhangaba
Rexam Can Factory
ALCAN

Brazilian operations



TRC project

Business development

Other non-deposit activities
Segment financials based on NGAAP

TOMRA

(In MNOK)	**2004**	**2003**
Revenue	373	374
Gross contribution *(in %)*	49 *(13%)*	55 *(15%)*
Operating loss	(66)	(42)

Going from manual to automated "front-end" collection solutions is more efficient...

TOMRA



Material recognition & compaction



Pure material ready for recycling



Recycled packaging!!!

TRC pilot installation in UK in place

TOMRA

- First TRC installed together with TESCO outside Southampton
- Additional 5 centers to be installed in first half of 2005
- Test center working according to expectations
- Concept and technology well received in the UK
- TRC potential in the UK tied to retail store base of ~2-3,000 sites







Other non-deposit activities

Test installations in Tokyo area continue

- Eight RVM-based collection centers installed in Tokyo region together with Sumitomo Corp.
- Test centers well received by stakeholders
- Public acceptance rate high
  - National TV coverage achieved
- Discussions with Sumitomo regarding partnership model expected to be initiated during 1Q05
  - New Cooperation agreement signed







Other non-deposit activities

Together, TOMRA, Titech and Orwak Group will be able to provide a broad range of solutions

Collection → Transportation → Sorting and processing → Recycling

Front-end systems

Back-end material handling systems

TOMRA's focus in 2005

- Further strengthen TOMRA's position within core segments through product innovation and cost optimization
- Execute on German opportunity
- Achieve successful completion of front-end collection center pilots in the UK and Japan
- Integration of TiTech and Orwak Group into TOMRA
- Explore further opportunities within recycling technology industry


TOMRA®
Helping the world recycle



Addendum slides

2004 segment financials based on NGAAP

(in MNOK)	RVM Tech	Collection & Materials handling	Recycling Tech	Other non-deposit activities	Group functions	TOTAL
Revenues	1,250	821	68	373		2,512
Gross contribution (in %)	631 (50%)	184 (22%)	46 (68%)	49 (13%)		910 (36%)
Operating profit (in %)	192 (15%)	48 (6%)	14 (21%)	(66)	(16)	173 (7%)



2003 segment financials based on NGAAP

(in MNOK)	RVM Tech	Collection & Materials handling	Recycling Tech	Other non-deposit activities	Group functions	TOTAL
Revenues	1,259	831	-	374		2,463
Gross contribution (in %)	693 (55%)	160 (19%)	-	55 (15%)		908 (37%)
Operating profit (in %)	266 (21%)	34 (4%)	-	(42)	(16)	242 (10%)

Major shareholders*



		Shares	Ownership
1.	Folketrygdfondet	18 923 100	10,6%
2.	JP Morgan Chase Bank Clients Treaty Account	10 889 836	6,1%
3.	Mellon Bank AS Agent Mellon Bank NA A/C NOM	3 706 048	2,1%
4.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 566 689	2,0%
5.	Nordea Bank Danmark S/A Nordea (DK) CCA	3 385 173	1,9%
6.	Clearstream Banking CID Dept, Frankfurt	3 132 486	1,8%
7.	DnB NOR ASA Finansregnskap	2 328 460	1,3%
8.	State Street Bank & Client Omnibus D	2 155 470	1,2%
9.	Verdipapirfondet AVA c/o Avanse Forvaltning	2 057 927	1,2%
10.	Nordea Bank Sweden A C17	2 054 051	1,2%
	SUB-TOTAL	[illegible]	[illegible]
	Other shareholders	126 287 319	70,8%
	TOTAL (17,611 shareholders)	178,486,559	100.0%
	Total foreign ownership	59 231 030	33,2%

*Registered 31 December 2004

Shares & shareholders*

TOMRA

	Country	Shares	Ownership	Number of shareholders
1.	Norway	119 255 529	66.8%	16 754
2.	Great Britain	18 452 613	10.3%	66
3.	USA	13 100 847	7.3%	169
4.	Luxembourg	5 727 986	3.2%	41
5.	Denmark	5 315 628	3.0%	70
6.	Sweden	4 562 059	2.6%	130
7.	Switzerland	3 265 145	1.8%	27
8.	Germany	1 951 586	1.1%	100
9.	Belgium	1 910 993	1.1%	13
10.	The Netherlands	1 071 983	0.6%	63
	TOTAL		97.8%	17 433

*Registered 31 December 2004


TOMRA®

FIRST QUARTER 2005

Highlights from first quarter 2005 include:

- Revenues 599 MNOK (+1 percent relative to first quarter 2004)
- Operating profit 10 MNOK (42 MNOK last year)
- Acquisition of Orwak Group completed in February 2005; acquisition price based on enterprise value of 160 MNOK
- Preparations for national deposit system in Germany continue
- 7 percent revenue growth in USD in North American operations

TOMRA – FIRST QUARTER 2005

CONSOLIDATED FINANCIALS

Revenues in the first quarter 2005 amounted to 599 MNOK, up 1 percent from 593 MNOK in the first quarter of 2004. The increase in revenue is driven by acquisitions within Recycling Technology. Organic revenue adjusted for currency fluctuations declined by 3 percent. In NOK, organic revenue declined by 10 percent to 533 MNOK.

Gross margin in first quarter 2005 equaled 33.2 percent, which is down from 34.6 percent in first quarter 2004. Operating profit equaled 10 MNOK in first quarter 2005 versus 42 MNOK in first quarter 2004. The declines are mainly a result of lower RVM sales in Europe and a strengthening of NOK versus USD and EUR.

Net financial income ended at 3 MNOK and cash flow from operations in the quarter equaled 1 MNOK, and the total cash balance ended at 766 MNOK.

All figures have been restated according to IFRS, and the impact of the implementation on 2004 financial figures can be found on www.tomra.com under Investor Relations.

SEGMENT REPORTING

As outlined in the Annual Report 2004, TOMRA has recently introduced a new segment reporting format. Below follows a short description of the segments.

- **RVM Technology** consists of the sale, lease and servicing of Reverse Vending Machines (RVM's) in deposit markets. In addition, this segment includes TOMRA's management systems, which monitor container collection volumes and related cash flow.
- **Collection & Materials Handling** consists of the transportation and processing of beverage containers in North America, as well as the collection of deposit containers from consumers in California through a network of collection centers.
- **Recycling Technology** consists of the recently acquired companies TiTech and Orwak Group. The companies market automated sorting and compaction technology, which allows stakeholders to gain efficiencies out of the existing labor-intensive collection and recycling processes.
- **Other non-deposit activities** are comprised of TOMRA's operations in Brazil, where TOMRA collects and processes aluminum cans; the development of a new out-door collection center, Tomra Recycling Center (TRC), targeted for non-deposit markets; and business development activities in non-deposit markets such as the UK and Japan.

RVM Technology

Revenue in RVM Technology amounted to 250 MNOK in the first quarter 2005 versus 318 MNOK in 2004 – a decrease of 21 percent (18 percent adjusted for currency fluctuations). The decline is primarily due to lower machine sales in Europe. As a direct result of the decline in revenue, operating profit fell to 31 MNOK in the first quarter 2005 against 59 MNOK in first quarter 2004.

Figures in NOK million	1q05	1q04
Revenue	250	318
- Nordic	*85*	*128*
- Central Europe	*84*	*100*
- Rest of Europe	*-*	*1*
- US East & Canada	*81*	*89*
Gross contribution	123	159
- in %	*49%*	*50%*
Operating profit	31	59
- in %	*12%*	*19%*

Europe

Revenue in Europe equaled 169 MNOK in the first quarter 2005—a decline of 26 percent versus first quarter 2004. The decline is mainly a result of the lower activity level in Sweden, which was expected and due to a large order to Coop Sweden in first quarter 2004. Also, lower activity levels in Finland and Holland were evident during first quarter 2005 due to lower investments by retailers.

US East & Canada

Revenue in US East and Canada equaled 12.8 MUSD in the first quarter 2005—unchanged from first quarter 2004. Revenue measured in NOK decreased by 9 percent to 81 MNOK. Lower machine sales due to postponed timing of several key account installations, was off-set by increased service and administration activities.

Germany

Constructive processes related to establishing a national deposit system as of May 2006 are underway. Working groups have been established by the retail and beverage industries regarding various operational standards (IT, auditing, etc.), legal issues and national security system standards. A final decision on the security system is deemed as an important step in preparing for automated handling of beverage containers in a national deposit system. TOMRA continues to assist industry stakeholders with technology and system competency.

Collection & Materials Handling

Revenue within Collection & Materials Handling in the first quarter 2005 increased by 10 percent to 29.8 MUSD. Revenue measured in NOK decreased by 1 percent to 187 MNOK. The increase in revenue measured in USD was mainly driven by growth in the collection operations (US West/California), which increased by 20 percent. The main reasons for the increase in revenue are higher aluminum prices and collection volumes, which increased by 7 percent in total.

Margins also improved in the first quarter 2005 compared to 2004 due to improved performance in California and effects from cost cutting programs, which were implemented in 2004 in the materials handling operations (US East & Canada).

Figures in NOK million	1q05	1q04
Revenue	187	189
- US East & Canada	*101*	*110*
- US West	*86*	*79*
Gross contribution	34	36
- in %	*18%*	*19%*
Operating profit	8	5
- in %	*4%*	*2%*

Recycling Technology

Traditionally, the first quarters within the recently acquired companies in Recycling Technology have low activity levels. This trend has also been evident in 2005 where revenue equaled 66 MNOK. As a consequence of the lower activity level, the Recycling Technology-segment had an operating loss of 9 MNOK. For 2004, this trend was broken and pro-forma first quarter figures for Recycling Technology show revenue of 96 MNOK and operating profit of 8 MNOK. Based on improved order backlog at the end of the first quarter 2005, TOMRA expects revenue and margins within Recycling Technology to improve throughout 2005.

Figures in NOK million	1q05	1q04
Revenue	66	-
- Nordic	*14*	-
- Central Europe & UK	*39*	-
- Rest of Europe	*4*	-
- US East & Canada	*3*	-
- Rest of World	*6*	-
Gross contribution	28	-
- in %	*43%*	-
Operating profit	(9)	-

Orwak Group

The formal closing of the acquisition of Orwak Group AB occurred on 21 February 2005. The purchase price was based on an enterprise value of 175 MSEK (160 MNOK) and a conditional payment of up to 20 MSEK based on 2005 and 2006 earnings. TOMRA consolidated Orwak Group as of 1 January 2005.

Other non-deposit activities

Revenue within TOMRA's other non-deposit activities increased by 12 percent to 96 MNOK mainly due to higher collection volumes in Brazil. Nearly all revenue in this segment is generated in Brazil, which had an operating profit 5 MNOK. Due to investments in business development activities, the operating loss for the segment ended at 11 MNOK.

Figures in NOK million	1q05	1q04
Revenue	96	86
- Rest of World	*96*	*86*
Gross contribution	14	10
- in %	*15%*	*12%*
Operating profit	(11)	(18)

TRC pilot in the UK

The TRC (Tomra Recycling Center) pilot being tested together with Tesco in the UK has shown promising results with respect to center performance, consumer response and stakeholder interest. TOMRA and Tesco plan to install an additional five centers in April through July. Results from these test centers will form the basis for discussions with Tesco in late 2005 / early 2006 regarding a large scale roll-out in the UK. Investments in the TRC project during first quarter 2005 equaled 8 MNOK, unchanged from 2004.

Japan

The collection test centers operated by TOMRA and Sumitomo in the Tokyo / Yokohama region have been successful. TOMRA and Sumitomo have decided to immediately expand its marketing activities in Japan in order to further verify stakeholder interest in the collection center solution. A decision on a cooperation model between TOMRA and Sumitomo is targeted for conclusion in the middle of 2005.

ORGANIZATION

On 11 April 2005 Amund Skarholt joined TOMRA as the new CEO. The agreed upon compensation (including social security tax) of 4 MNOK to the former CEO of TOMRA was booked in the first quarter 2005.

SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2005 was 178,486,559 shares. The total number of shareholders decreased from 17,611 at the end of 2004 to 17,238 at the end of first quarter 2005. At the end of first quarter 2005 70 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price decreased from NOK 33.30 to NOK 28.30 during first quarter 2005. The number of shares traded at the Oslo Stock Exchange in first quarter 2005 was 145 million shares, compared to 124 million in first quarter 2004.

Asker, 19 April 2005

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

TOMRA SYSTEMS ASA
Drengsrudhagen 2
P.O. Box 278
N-1370 Asker, Norway
Telephone: (+47) 66 79 91 00
Telefax: (+47) 66 79 91 11
Website: www.tomra.com

FINANCIAL STATEMENT – FIRST QUARTER 2005

INCOME STATEMENT	1st Quarter		Full Year
(Figures in NOK million)	2005	2004	2004
Operating revenues	599.2	592.8	2512.2
Cost of goods sold	384.4	371.4	1535.6
Depreciation	15.8	16.2	65.5
Gross contribution	*199.0*	*205.2*	*911.1*
Operating expenses	168.3	145.0	617.5
Depreciation	20.5	18.0	76.5
Operating profit	*10.2*	*42.2*	*217.1*
Net financial income	3.3	5.4	24.2
Ordinary profit before tax	*13.5*	*47.6*	*241.3*
Loss related to Tomra Systems OY	0.0	0.0	3.4
Income related to Wise Metals Group	0.0	0.0	54.7
Taxes	4.6	13.7	90.1
Net profit	*8.9*	33.9	*202.5*
Minority interest	(1.4)	(2.3)	(15.4)
Earnings per share (NOK)	*0.04*	*0.18*	*1.05*

BALANCE SHEET	31 March		
(Figures in NOK million)	2005	2004	31 December 2004
ASSETS			
Intangible assets	869.1	579.5	738.6
Leasing equipment	143.9	159.7	140.1
Other fixed assets	628.3	643.0	588.6
Inventory	352.3	323.6	285.0
Short-term receivables	610.5	572.3	541.6
Cash and cash equivalents	766.1	1149.5	983.0
Total assets	*3370.2*	*3427.6*	*3276.9*
LIABILITIES & EQUITY			
Paid-in capital	1596.8	1596.8	1596.8
Retained earnings	1070.6	1058.2	999.5
Minority interests	70.3	72.6	68.0
Deferred taxes	10.7	0.0	10.1
Long-term interest-bearing liabilities	59.8	53.6	58.3
Short-term interest-bearing liabilities	3.3	4.1	3.2
Other liabilities	558.7	642.3	541.0
Total liabilities & equity	*3370.2*	*3427.6*	*3276.9*

CASH FLOW STATEMENT	1st Quarter		Full Year
(Figures in NOK million)	2005	2004	2004
Ordinary profit before taxes	13.5	47.6	241.3
Changes in working capital	(49.4)	61.1	103.5
Other operating changes	37.3	(2.3)	62.6
Total cash flow from operations	1.4	106.4	407.4
Total cash flow from investments	(211.7)	(32.2)	(422.5)
Total cash flow from financing	(9.3)	(3.6)	(75.5)
Total cash flow for period	*(219.6)*	*70.6*	*(90.6)*
Exchange rate effect on cash	2.7	(4.5)	(9.8)
Opening cash balance	983.0	1083.4	1083.4
Closing cash balance	766.1	1149.5	983.0

EQUITY	1st Quarter		Full Year
(Figures in NOK million)	2005	2004	2004
Opening balance	*2596.3*	*2594.6*	*2594.6*
Net profit	7.5	31.6	187.1
Translation difference	58.2	24.3	(150.0)
Other equity adjustments	5.4	4.5	18.1
Dividend paid	0.0	0.0	(53.5)
Closing balance	*2667.4*	*2655.0*	*2596.3*

INTERIM RESULTS	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004
Operating revenues	599.2	663.5	665.0	590.9	592.8
EBITDA	46.5	96.1	109.6	77.0	76.4
Operating profit	10.2	57.8	75.6	41.5	42.2
Sales growth (year-on-year)	1.1	(6.8)	2.0	3.8	11.8
Gross margin (%)	33.2	36.8	37.5	35.9	34.6
Operating margin (%)	1.7	8.7	11.4	7.0	7.1
Earnings per share (NOK)	0.04	0.24	0.28	0.35	0.18
Earnings per share (NOK) fully diluted	0.04	0.24	0.28	0.35	0.18

Note: The first quarter 2005 financial figures have been prepared based upon management's interpretation of the current International Financial Reporting Standards (IFRS). The financial figures for 2004 have been restated accordingly. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.

SEGMENT FINANCIALS	**RVM Technology**		**Collection & Materials Handling**		**Recycling Technology**		**Other non-deposit activities**		**Group functions**		**Total**	
(Figures in NOK millions)	**1st Quarter**		**1st Quarter**		**1st Quarter**		**1st Quarter**		**1st Quarter**		**1st Quarter**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Revenue	250	318	187	189	66	-	96	86	-	-	599	593
- Nordic	*85*	*128*	-	-	*14*	-	-	-	-	-	*99*	*128*
- Central Europe & UK	*84*	*100*	-	-	*39*	-	-	-	-	-	*123*	*100*
- Rest of Europe	-	*1*	-	-	*4*	-	-	-	-	-	*4*	*1*
- US East & Canada	*81*	*89*	*101*	*110*	*3*	-	-	-	-	-	*185*	*199*
- US West	-	-	*86*	*79*	-	-	-	-	-	-	*86*	*79*
- Rest of World	-	-	-	-	*6*	-	*96*	*86*	-	-	*102*	*86*
Gross contribution	123	159	34	36	28	-	14	10	-	-	199	205
- in %	*49%*	*50%*	*18%*	*19%*	*43%*	-	*15%*	*12%*	-	-	*33%*	*35%*
Operating profit	31	59	8	5	(9)	-	(11)	(18)	(9)	(4)	10	42
- in %	*12%*	*19%*	*4%*	*2%*	-	-	-	-	-	-	*2%*	*7%*


TOMRA®
First Quarter 2005

Financial highlights – First quarter 2005

- Revenues of 599 MNOK
  - RVM Technology 250 MNOK
  - Collection & Materials Handling 187 MNOK
  - Recycling Technology 66 MNOK
  - Other non-deposit activities 96 MNOK
- Operating profit 10 MNOK
- Cash flow from operations 1 MNOK
- Total assets 3,370 MNOK
  - Cash balance 766 MNOK



Helping the world recycle



RVM Technology



(In MNOK)	1Q05	1Q04
Revenue	250	318
- Nordic	*85*	*128*
- Central Europe & UK	*84*	*100*
- Rest of Europe	*-*	*1*
- US East / Canada	*81*	*89*
Gross contribution *(in %)*	123 *(49%)*	159 *(50%)*
Operating profit *(in %)*	31 *(12%)*	59 *(19%)*



Helping the world recycle

RVM Technology – Highlights

TOMRA

Europe

- Revenue decrease of 26% to 169 MNOK in first quarter 2005
- Nordic revenue down 34% to 85 MNOK to due to exceptionally high volumes in first quarter 2004
- Deliveries of machines to Estonia to start in April 2005

North America

- Revenue unchanged in USD in the first quarter 2005 vs. 2004, decrease of 9% to 81 MNOK
- Lower RVM sales due to postponed timing of key account installations was off-set by higher service/ administration revenue

New generation of RVM's launched at Euroshop

TOMRA at Euroshop 2005

TOMRA


Uno
T-820

Germany update

TOMRA

- Retail and beverage industries have set up three working groups to finalize preparation for national deposit system to start as of May 2006
- Working groups to focus on:
  - Operational issues (IT, clearing, etc.)
  - Legal issues
  - Security system for marking and recognition of deposit containers
- Conclusion on security standard will be an important milestone in preparing for automated handling in a national deposit system



Segment: Collection & Materials Handling

TOMRA


Collection
Pick-up & transport
Sorting
Baling
Materials Handling

Collection & Materials Handling



(In MNOK)	1Q05	1Q04
Revenue	187	189
- US East / Canada	*101*	*110*
- US West	*86*	*79*
Gross contribution *(in %)*	34 *(18%)*	36 *(19%)*
Operating profit *(in %)*	8 *(4%)*	5 *(2%)*

Collection & Materials Handling – Highlights

- Revenue in Collection (US West) up by 20% to 13.7 MUSD; up 9% measured in NOK to 86 MNOK
  - Improved profitability due to continued volume growth & positive development in aluminum prices
- Revenue increase of 3% in USD terms in Materials Handling operations (US East & Canada); in NOK terms, down 9% to 101 MNOK
  - Improved profitability due to cost reduction/efficiency program executed in 2004

Segment: Recycling Technology


TiTech sorting unit

Presona baler


Orwak compactor

Morinders compactor

←·········· Orwak Group ··········→

Recycling Technology



(In MNOK)	1Q05	1Q04
Revenue	66	-
- Nordic	*14*	-
- Central Europe & UK	*39*	-
- Rest of Europe	*4*	-
- US East	*3*	-
- Rest of World	*6*	-
Gross contribution *(in %)*	28 *(43%)*	-
Operating profit	(9)	-



Recycling Technology – Highlights

TOMRA

TiTech

- Seasonality impacting 1Q-05 performance
- Stronger order intake and order backlog expected to lead to growth in 2005

Orwak Group

- Consolidated as of 1 January 2005
- Strong 4Q-04 performance influencing weak 1Q-05 activity level
- Order inflow / order backlog in 1Q-05 in line with 2004, which is expected to lead to improved performance throughout rest of 2005

Integration process of TiTech/Orwak Group with TOMRA

- Focus on improved profitability and continued revenue growth



Helping the world recycle

Segment: Other non-deposit activities

TOMRA



Collection
TOMRA
Wharehouse
TOMRA
Recycling Plant -
Pindamonhangaba
Rexam Can Factory
Novelis

Brazilian operations



TRC project



Business development

Helping the world recycle

Other non-deposit activities

TOMRA

(In MNOK)	**3m05**	**3m04**
Revenue	96	86
Gross contribution *(in %)*	14 *(15%)*	10 *(12%)*
Operating profit	(11)	(18)



Helping the world recycle

Other non-deposit activities – Highlights

TOMRA

Brazil

- Improved profitability with operating profit of 5 MNOK

Japan

- Initial pilot in Tokyo positively concluded
- Next phase: Securing initial orders & concluding on Sumitomo partnership agreement by middle of 2005

UK / TRC

- Technical performance as targeted & consumer response positive
- Next five pilot centers to be installed April-July 2005
- Pilot phase to run up to March 2006



Helping the world recycle

Revitalize & achieve profitable growth


History
Future
NOK millions
3500
3000
2500
2000
1500
1000
500
0
25 %
20 %
15 %
10 %
5 %
0 %
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Revenue, MNOK
EBIT margin

TOMRA®

Helping the world recycle



Addendum slides

1Q05 segment financials



(in MNOK)	RVM Tech	Collection & Materials handling	Recycling Tech	Other non-deposit activities	Group functions	TOTAL
Revenues	250	187	66	96		599
Gross contribution *(in %)*	123 *(49%)*	34 (18%)	28 (43%)	14 (15%)		199 (33%)
Operating profit *(in %)*	31 *(12%)*	8 *(4%)*	(9)	(11)	(9)	10 *(2%)*


Helping the world recycle

1Q04 segment financials

TOMRA



(in MNOK)	RVM Tech	Collection & Materials handling	Recycling Tech	Other non-deposit activities	Group functions	TOTAL
Revenues	318	189	-	86		593
Gross contribution (in %)	159 (50%)	36 (19%)	-	10 (12%)		205 (35%)
Operating profit (in %)	59 (19%)	5 (2%)	-	(18)	(4)	42 (7%)


Helping the world recycle

Major shareholders*

TOMRA

		Shares	Ownership
1.	Folketrygdfondet	18 923 100	10.6%
2.	JP Morgan Chase Bank Clients Treaty Account	10 437 715	5.8%
3.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 802 589	2.1%
4.	Clearstream Banking CID Dept, Frankfurt	3 220 938	1.8%
5.	State Street Bank & Client Omnibus D	3 094 340	1.7%
6.	Nordea Bank Denmark S/A Nordea (DK) CCA	2 782 529	1.6%
7.	VPF DNB NORNorge	2 737 738	1.5%
8.	Orkla ASA	2 200 000	1.2%
9.	VPF Avanse Norge	2 079 927	1.2%
10.	Lombard Odier Darier General Dossier	2 035 590	1.1%
	SUB-TOTAL	51 314 466	28.7%
	Other shareholders	127 172 093	71.3%
	TOTAL (17 238 shareholders)	178 486 559	100.0%
	Total foreign ownership	53 866 454	30.2%

*Registered 31 March 2005


Helping the world recycle

Shares & shareholders*

TOMRA

	Country	Shares	Ownership	Number of shareholders
1.	Norway	124 620 105	69.8%	16 370
2.	Great Britain	18 579 945	10.4%	76
3.	USA	10 631 037	6.0%	179
4.	Luxembourg	5 579 722	3.1%	40
5.	Denmark	4 834 888	2.7%	75
6.	Switzerland	3 403 338	1.9%	24
7.	Sweden	2 705 564	1.5%	126
8.	Belgium	2 156 278	1.2%	13
9.	Germany	1 953 478	1.1%	98
10.	The Netherlands	602 623	0.3%	57
	TOTAL		98.1%	17 058

*Registered 31 March 2005


Helping the world recycle


RECEIVED

SECOND QUARTER 2005

HIGHLIGHTS FROM SECOND QUARTER 2005 INCLUDE:

- Revenues 687 MNOK (+16 percent relative to second quarter 2004)
- Operating profit (excluding restructuring charges) 40 MNOK (42 MNOK last year)
- Operating loss (including 135 MNOK in restructuring charges) 95 MNOK
  - Accruals of 21 MNOK
  - Asset write-downs of 114 MNOK
- Accruals in second quarter and expected 30 MNOK accruals in second half 2005 to yield 80 MNOK in cost savings in 2006
- Strong recovery in Recycling Technology from first quarter 2005
- Activities initiated to divest Brazilian operation

Helping the world recycle


TOMRA

TOMRA – SECOND QUARTER 2005

CONSOLIDATED FINANCIALS

Revenue in the second quarter 2005 amounted to 687 MNOK, up 16 percent from 591 MNOK in the second quarter of 2004. The increase in revenue is driven by acquisitions within Recycling Technology. Organic growth in NOK equaled negative 1 percent, and adjusted for currency fluctuations organic growth was 5 percent.

Gross margin equaled 34.4 percent in the second quarter 2005, which is down from 35.9 percent in the second quarter 2004. Operating profit excluding restructuring charges equaled 40 MNOK versus 42 MNOK in second quarter 2004. Operating loss including restructuring charges equaled 95 MNOK in second quarter 2005.

Total restructuring charges of 135 MNOK consist of 21 MNOK in restructuring accruals, which are mainly severance payments, and asset write-downs of 114 MNOK. The asset write-downs consist of goodwill (90 MNOK), IT systems (12 MNOK) and inventory (12 MNOK). Approximately 30 MNOK in additional accruals are expected to be incurred in the second half of 2005. In total, full year savings in 2006 from these restructuring accruals are estimated to approximately 80 MNOK.

Net financial income ended at 3 MNOK, cash flow from operations in the quarter equaled 44 MNOK, and the total cash balance ended at 427 MNOK.

As a consequence of the decision to divest TOMRA's Brazilian entity, the income statement of the entity has been reported as discontinuing operations. Likewise, the assets and liabilities have been reported on separate lines in the balance sheet.

SEGMENT REPORTING

RVM Technology

Revenue in RVM Technology amounted to 278 MNOK in the second quarter 2005 versus 301 MNOK in 2004 – a decrease of 8 percent. Year-to-date revenue is down 15 percent. The decline in operating profit is primarily due to lower sales and restructuring charges of 46 MNOK.

Figures in NOK million	2q05	2q04	6m05	6m04
Revenue	278	301	528	619
- Nordic	*97*	*112*	*182*	*240*
- Central Europe	*89*	*99*	*173*	*199*
- Rest of Europe	*-*	*1*	*-*	*2*
- US East & Canada	*92*	*89*	*173*	*178*
Gross contribution*	118	151	241	310
- in %	*43%*	*50%*	*46%*	*50%*
Operating expenses**	138	108	230	208
Operating profit	(20)	43	11	102
- in %	-	*14%*	*2%*	*17%*
** includes charges of*	*12*	-	*12*	-
***includes charges of*	*34*	-	*34*	-

Europe

Revenue in Europe equaled 186 MNOK in the second quarter 2005—a decline of 12 percent versus second quarter 2004. Revenue declined by 10 percent adjusted for currency fluctuations. The decline is mainly a result of lower activity in Finland and Sweden, which was partly off-set by increased activity in Denmark. Several new store openings have positively impacted technology sales in Denmark, which is expected to continue in the second half of 2005.

Holland

Based on new legislation in Holland, deposit on non-refillable containers equal to or larger than one liter will be implemented as of 1 January 2006. The new legislation is expected to impact TOMRA's operations positively in the second half of 2005, and TOMRA has so far received orders for more than 100 new machines.

Germany

DPG Deutsche Pfandsystem GmbH ("DPG") was recently founded to establish and administer a national deposit system for non-refillable beverage containers in Germany. An important pillar in such a system is the security marking of deposit containers. DPG has signed a pre-contract with Bundesdruckerei GmbH to deliver such a security solution. TOMRA is Bundesdruckerei's partner and technology supplier in this project.

A field test will be held whereby Bundesdruckerei will make twenty recognition units – manufactured by TOMRA – available for testing purposes. During the course of the field test 50 million beverage containers will be marked with the security marking and be read by the recognition units. The system specifications will be open and made available to system suppliers.

US East & Canada
Revenue in US East and Canada equaled 14.5 MUSD in the second quarter 2005—up 12 percent from second quarter 2004. Revenue measured in NOK increased by 3 percent to 92 MNOK. Machine installments under the previously announced 6.5 MUSD contract with a New York-based retailer positively impacted the second quarter 2005 performance.

Collection & Materials Handling
Revenue within Collection & Materials Handling in the second quarter 2005 increased by 12 percent to 33 MUSD. Revenue measured in NOK increased by 3 percent to 213 MNOK. Year-to-date revenue measured in USD is up 11 percent; in NOK terms, year-to-date revenue is up 1 percent.

The increase in revenue was mainly driven by growth in the collection operations (US West/California), which increased by 22 percent in the second quarter measured in USD. The main reasons for the increase in revenue are higher aluminum prices and volumes, which increased by 13 percent primarily due to increased number of collection centers.

Margins also improved in the second quarter 2005 compared to 2004 due to improved performance in California, which was partly off-set by higher fuel costs in the materials handling business.

Figures in NOK million	2q05	2q04	6m05	6m04
Revenue	213	206	400	395
- US East & Canada	*120*	*125*	*221*	*235*
- US West	*93*	*81*	*179*	*160*
Gross contribution	54	48	88	84
- in %	*25%*	*23%*	*22%*	*21%*
Operating expenses	34	33	60	64
Operating profit	20	15	28	20
- in %	*9%*	*7%*	*7%*	*5%*

Recycling Technology
Operations within TiTech and Orwak Group improved considerably in the second quarter 2005 versus a very weak first quarter 2005. TOMRA anticipates improved performance in the second half of 2005 versus first half 2005 based on a sound order backlog at the end of the second quarter 2005.

Figures in NOK million	2q05	2q04	6m05	6m04
Revenue	101	-	167	-
- Nordic	*21*	-	*35*	-
- Central Europe & UK	*42*	-	*81*	-
- Rest of Europe	*13*	-	*17*	-
- US East & Canada	*10*	-	*13*	-
- Rest of World	*15*	-	*21*	-
Gross contribution	48	-	76	-
- in %	*48%*	-	*46%*	-
Operating expenses*	36		73	
Operating profit	12	-	3	-
- in %	*12%*	-	*2%*	-
**includes charges of*	*3*	-	*3*	-

Other non-deposit activities
Revenue in the second quarter 2005 within TOMRA's other non-deposit activities increased by 13 percent to 95 MNOK mainly due to higher collection volumes in Brazil, which had an operating profit before restructuring costs of 7 MNOK in the second quarter 2005 and 12 MNOK year-to-date.

The operating loss in the second quarter 2005 of 103 MNOK in the segment is due to goodwill write-down in Brazil (80 MNOK), restructuring accruals in business development (6 MNOK) and investments in business development activities.

Figures in NOK million	2q05	2q04	6m05	6m04
Revenue	95	84	191	170
- Rest of World	*95*	*84*	*191*	*170*
Gross contribution	16	14	30	24
- in %	*17%*	*17%*	*16%*	*14%*
Operating expenses*	119	26	144	54
Operating profit	(103)	(12)	(114)	(30)
**includes charges of*	*86*	-	*86*	-

Brazil
As part of its on-going strategy discussions, TOMRA has decided that the Brazilian operations are out of strategic scope. As a consequence, activities to sell the Brazilian operations have been initiated.

TRC pilot in the UK
TOMRA installed an additional two TRC's in the UK, bringing the total to three centers. Another three centers are scheduled for installation in July and August 2005. Investments in the TRC project during second quarter 2005 equaled 15 MNOK, up from 7 MNOK in second quarter 2004.

Container collection volumes at the centers equaled approximately 70,000 containers per month. Various incentive schemes will be implemented in the third quarter 2005 in order to generate higher return rates, which are a key

performance indicator in the project. An evaluation of the TRC business model performance will be conducted in the fourth quarter of 2005.

Japan

In the second quarter 2005 Sumitomo has successfully sold two RVM-based recycling centers in Tokyo. The technology and concept continue to be well received. Decisions by municipalities to invest in recycling centers in the fall of 2005 are key factors in the further development of the Japanese business model. The partnership with Sumitomo is important in this respect.

STRATEGIC PERSPECTIVES

TOMRA's ambition is to become the leading supplier of recycling solutions in all markets with developed or emerging recycling value chains. Technology provided by TOMRA shall include solutions for recognition, sorting and volume reduction of material. In order to secure cost efficient handling systems for all stakeholders, TOMRA may also take on roles within field support, logistics and processing of materials. These activities are expected to be limited in size and will be initiated only if it is deemed necessary to establish and operate an efficient, technology-based recycling value chain.

TOMRA's short-term goal is to regain a sustainable profitable growth momentum regardless of any impact from the large German opportunity. Growth in profit will take precedence over revenue growth. Overall, TOMRA's goal is to return to a double digit operating profit margin level as quickly as possible.

This will be achieved through a cost optimal organizational structure and a market strategy based on a balanced approach between profit contribution and market share. Additionally, organic growth must be achieved through increased value added services, which in turn may trigger increased replacement sales; through the application of TOMRA's core technology in non-deposit markets; and lastly, by bringing business development projects to a commercialization phase. In short, it is TOMRA's ability to build solutions based on technology from TOMRA, TiTech and Orwak combined, with related value added services that will decide our level of success.

SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2005 was 178,486,559 shares. The total number of shareholders decreased from 17,238 at the end of first quarter 2005 to 16,174 at the end of second quarter 2005. At the end of the second quarter 2005 66 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price decreased from NOK 28.30 to NOK 27.00 during second quarter 2005. The number of shares traded at the Oslo Stock Exchange in second quarter 2005 was 91 million shares, compared to 126 million in second quarter 2004.

Asker, 13 July 2005

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

FINANCIAL STATEMENT – SECOND QUARTER 2005

INCOME STATEMENT *(Figures in NOK million)*	2nd Quarter						Accumulated 30 June						Full year		
	2005			2004			2005			2004			2004		
	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total
Operating revenues	592.8	93.9	686.7	506.9	84.0	590.9	1096.6	189.3	1285.9	1014.6	169.1	1183.7	2142.2	370.0	2512.2
Cost of goods sold[1]	357.9	78.0	435.9	290.9	70.5	361.4	660.9	159.4	820.3	587.1	145.7	732.8	1213.7	321.9	1535.6
Depreciation	14.8	0.0	14.8	17.1	0.0	17.1	30.6	0.0	30.6	33.3	0.0	33.3	65.5	0.0	65.5
Gross contribution	*220.1*	*15.9*	*236.0*	*198.9*	*13.5*	*212.4*	*405.1*	*29.9*	*435.0*	*394.2*	*23.4*	*417.6*	*863.0*	*48.1*	*911.1*
Operating expenses[2]	200.1	7.9	208.0	145.8	6.7	152.5	361.3	15.0	376.3	282.0	15.5	297.5	593.5	24.0	617.5
Depreciation/write-down[3]	41.5	81.3	122.8	17.0	1.4	18.4	60.6	82.7	143.3	33.6	2.8	36.4	70.9	5.6	76.5
Operating profit	*(21.5)*	*(73.3)*	*(94.8)*	*36.1*	*5.4*	*41.5*	*(16.8)*	*(67.8)*	*(84.6)*	*78.6*	*5.1*	*83.7*	*198.6*	*18.5*	*217.1*
Net financial income/(expense)	2.5	0.3	2.8	9.0	1.5	10.5	6.3	(0.2)	6.1	13.9	2.0	15.9	23.4	0.8	24.2
Ordinary profit before tax	*(19.0)*	*(73.0)*	*(92.0)*	*45.1*	*6.9*	*52.0*	*(10.5)*	*(68.0)*	*(78.5)*	*92.5*	*7.1*	*99.6*	*222.0*	*19.3*	*241.3*
Loss on Tomra Systems OY	0.0	0.0	0.0	3.4	0.0	3.4	0.0	0.0	0.0	3.4	0.0	3.4	3.4	0.0	3.4
Income on Wise Metals Group	0.0	0.0	0.0	54.7	0.0	54.7	0.0	0.0	0.0	54.7	0.0	54.7	54.7	0.0	54.7
Taxes expense	(0.7)	2.1	1.4	34.1	1.8	35.9	2.4	3.6	6.0	47.8	1.8	49.6	85.1	5.0	90.1
Net profit	*(18.3)*	*(75.1)*	*(93.4)*	*62.3*	*5.1*	*67.4*	*(12.9)*	*(71.6)*	*(84.5)*	*96.0*	*5.3*	*101.3*	*188.2*	*14.3*	*202.5*
Minority interest	(4.9)	0.0	(4.9)	(4.5)	0.0	(4.5)	(6.3)	0.0	(6.3)	(6.8)	0.0	(6.8)	(15.4)	0.0	(15.4)
Earnings per share (NOK)	*(0.13)*	*(0.42)*	*(0.55)*	*0.32*	*0.03*	*0.35*	*(0.11)*	*(0.40)*	*(0.51)*	*0.50*	*0.03*	*0.53*	*0.97*	*0.08*	*1.05*

BALANCE SHEET *(Figures in NOK million)*	30 June		31 December
	2005	**2004**	**2004**
ASSETS			
Intangible assets	714.8	579.0	738.6
Leasing equipment	148.7	161.2	140.1
Other fixed assets	618.7	631.4	588.6
Inventory	326.6	315.5	285.0
Short-term receivables	679.3	579.9	541.6
Cash and cash equivalents	426.5	1122.6	983.0
Assets classified as held for sale	182.0		
TOTAL ASSETS	*3096.6*	*3389.4*	*3276.9*
LIABILITIES & EQUITY			
Paid-in capital	1596.8	1596.8	1596.8
Retained earnings	715.4	1065.7	999.5
Minority interests	80.3	77.2	68.0
Deferred taxes	10.1	0.0	10.1
Long-term interest-bearing liabilities	58.6	52.6	58.3
Short-term interest-bearing liabilities	0.8	4.3	3.2
Other liabilities	592.2	592.8	541.0
Liabilities classified as held for sale	42.4	0.0	0.0
TOTAL LIABILITIES & EQUITY	*3096.6*	*3389.4*	*3276.9*

CASH FLOW STATEMENT *(Figures in NOK million)*	2nd Quarter		Accumulated 30 June		Full Year
	2005	**2004**	**2005**	**2004**	**2004**
Ordinary profit before taxes	(92.0)	52.0	(78.5)	99.6	241.3
Changes in working capital	7.5	0.2	(41.9)	61.3	103.5
Other operating changes	128.4	78.0	165.7	75.7	62.6
Total cash flow from operations	43.9	130.2	45.3	236.6	407.4
Total cash flow from investments	(34.1)	(89.8)	(245.8)	(122.0)	(422.5)
Total cash flow from financing	(350.1)	(57.9)	(359.4)	(61.5)	(75.5)
Total cashflow for period	*(340.3)*	*(17.5)*	*(559.9)*	*53.1*	*(90.6)*
Exchange rate effect on cash	0.7	(9.4)	3.4	(13.9)	(9.8)
Opening cash balance	766.1	1149.5	983.0	1083.4	1083.4
Closing cash balance	426.5	1122.6	426.5	1122.6	983.0

Notes:

1) 12 MNOK in write-down of inventory included in the second quarter 2005.
2) 21 MNOK in accruals included in the second quarter 2005.
3) 102 MNOK in intangible write-downs included in the second quarter 2005.

EQUITY	Accumulated 30 June		Full Year
(Figures in NOK million)	**2005**	**2004**	**2004**
Opening balance	*2596.3*	*2594.6*	*2594.6*
Net profit	(90.8)	94.5	187.1
Translation difference	116.7	17.9	(150.0)
Other equity adjustments	11.3	9.0	18.1
Dividend paid	(321.3)	(53.5)	(53.5)
Closing balance	*2312.2*	*2662.5*	*2596.3*

INTERIM RESULTS	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004
Operating revenues (MNOK)	686.7	599.2	663.5	665.0	590.9
EBITDA (MNOK)	42.8	46.5	96.1	109.6	77.0
Operating profit (MNOK)	(94.8)	10.2	57.8	75.6	41.5
Sales growth (year-on-year)	16.2	1.1	(6.8)	2.0	3.8
Gross margin (%)	34.4	33.2	36.8	37.5	35.9
Operating margin (%)	(13.8)	1.7	8.7	11.4	7.0
Earnings per share (NOK)	(0.55)	0.04	0.24	0.28	0.35
Earnings per share (NOK) fully diluted	(0.55)	0.04	0.24	0.28	0.35

SEGMENT FINANCIALS

SEGMENT	RVM Technology		Collection & Materials Handling		Recycling Technology		Other non-deposit activities		Group functions		Total	
(Figures in NOK millions)	2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue	278	301	213	206	101	-	95	84	-	-	687	591
- Nordic	*97*	*112*	-	-	*21*	-	-	-	-	-	*118*	*112*
- Central Europe & UK	*89*	*99*	-	-	*42*	-	-	-	-	-	*131*	*99*
- Rest of Europe	-	*1*	-	-	*13*	-	-	-	-	-	*13*	*1*
- US East & Canada	*92*	*89*	*120*	*125*	*10*	-	-	-	-	-	*222*	*214*
- US West	-	-	*93*	*81*	-	-	-	-	-	-	*93*	*81*
- Rest of World	-	-	-	-	*15*	-	*95*	*84*	-	-	*110*	*84*
Gross contribution	118	151	54	48	48	-	16	14	-	-	236	213
- in %	*43%*	*50%*	*25%*	*23%*	*48%*	-	*17%*	17%	-	-	*34%*	*36%*
Operating profit	(20)	43	20	15	12	-	(103)	(12)	(4)	(4)	(95)	42
- in %	-	*14%*	*9%*	*7%*	*12%*	-	-	-	-	-	-	*7%*

SEGMENT	RVM Technology		Collection & Materials Handling		Recycling Technology		Other non-deposit activities		Group functions		Total	
(Figures in NOK millions)	Accumulated June 30		Accumulated June 30		Accumulated June 30		Accumulated June 30		Accumulated June 30		Accumulated June 30	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue	528	619	400	395	167	-	191	170	-	-	1286	1184
- Nordic	*182*	*240*	-	-	*35*	-	-	-	-	-	*217*	*240*
- Central Europe & UK	*173*	*199*	-	-	*81*	-	-	-	-	-	*254*	*199*
- Rest of Europe	-	*2*	-	-	*17*	-	-	-	-	-	*17*	*2*
- US East & Canada	*173*	*178*	*221*	*235*	*13*	-	-	-	-	-	*407*	*413*
- US West	-	-	*179*	*160*	-	-	-	-	-	-	*179*	*160*
- Rest of World	-	-	-	-	*21*	-	*191*	*170*	-	-	*212*	*170*
Gross contribution	241	310	88	84	76	-	30	24	-	-	435	418
- in %	*46%*	*50%*	*22%*	*21%*	*46%*	-	*16%*	*14%*	-	-	*34%*	*35%*
Operating profit	11	102	28	20	3	-	(114)	(30)	(13)	(8)	(85)	84
- in %	*2%*	*17%*	*7%*	*5%*	*2%*	-	-	-	-	-	-	*7%*

Note: The 2005 financial figures have been prepared based upon management's interpretation of the current International Financial Reporting Standards (IFRS). The financial figures for 2004 have been restated accordingly. The reconciliation between IFRS and NGAAP, both at the end of 2003 and 2004, as well per quarter in 2004, can be found on www.tomra.com. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.


TOMRA®

Second Quarter 2005

Financial highlights

NOK million

TOMRA

	2Q 05	2Q 04	YTD 05	YTD 04
Revenue	687	591	1,286	1,184
• RVM Technology	278	301	528	619
• Collection & Materials Handling	213	206	400	395
• Recycling Technology	101	-	167	-
• Other non-deposit activities	95	84	191	170
Operating profit excl. restructuring charges	40	42	54	84
Operating profit incl. restructuring charges	(95)	42	(85)	84
Cash flow from operations	44	130	45	237


Helping the world recycle

Restructuring charges

NOK million

TOMRA

	Charges		*Full year cost savings 2006*	
	2Q 05	Expected 3Q/4Q 05	COGS	OPEX
Total restructuring accruals	**21**			
• RVM Technology	12	~30	~25	~55
• Collection & Materials Handling	-			
• Recycling Technology	3			
• Other non-deposit activities	6			
• Group functions	-			
Total write-downs	**114**			
• Goodwill	90			
• Parts inventory	12			
• IT systems/other	12			

Helping the world recycle



RVM Technology - Financials

NOK million



	2Q 05	2Q 04	YTD 05	YTD 04
Revenue	278	301	528	619
• Nordic	97	112	182	240
• Central Europe & UK	89	99	173	199
• Rest of Europe	-	1	-	2
• US East/Canada	92	89	173	178
Gross contribution (in %)	118* (43%)	151 (50%)	241* (46%)	310 (50%)
Operating expenses	137**	108	230**	208
Operating profit (in %)	(20)	43 (14%)	11 (2%)	102 (17%)

*** Including write-down on inventory of 12 MNOK in 2Q 05**

**** Including total restructuring charges of 34 MNOK in 2Q 05**


Helping the world recycle

RVM Technology - Highlights


Europe

- Revenue decrease of 12% to 186 MNOK in 2Q 05 mainly due to lower Nordic activity; year-to-date revenue down 20%
- Expanded deposit in Holland from 1 January 2006 expected to impact 2H05 positively - orders for more than 100 machines confirmed


North America

- Revenue increase of 12% to 14.5 MUSD in 2Q 05; increase of 3% in NOK to 92 MNOK
  - YTD revenue in USD up 6%, down 3% in NOK
- Increased number of machine installments in 2Q 05 versus beginning of year due to accelerated installments of machines according to previously announced contract with New York-based retailer


Helping the world recycle

German process update

- DPG Deutsche Pfandsystem GmbH has been formed in order to establish and administer a national deposit system for non-refillable beverage containers in Germany
- On 8 July, a pre-contract between DPG and Bundesdruckerei GmbH was signed for the delivery of a security system for one-way containers
  - TOMRA is Bundesdruckerei's partner in this project
- A field test will be conducted
  - 50 million containers will be marked with Bundesdruckerei's security marking (printed directly on cans, on labels for PET and glass)
  - 20 recognition units manufactured by TOMRA will be used to read the containers
  - Security system specifications will be open and made available to system suppliers


Helping the world recycle



RVM Technology - Perspectives

- Increased operational focus through reorganization/ market segmentation in Europe
- Nordic installed base an opportunity
  - ~19,000 machines installed (value added services potential)
  - ~6,000 old machines (replacement potential)
- Product streamlining and harmonization of RVM portfolio
  - Reduced complexity paves the way for more industrialized production
  - Additional positive impact on purchasing and service costs


Helping the world recycle




Segment: Collection & Materials Handling

TOMRA



Collection & Materials Handling - Financials

TOMRA

NOK million

	2Q 05	2Q 04	YTD 05	YTD 04
Revenue	213	206	400	395
• US East/Canada	120	125	221	235
• US West	93	81	179	160
Gross contribution (in %)	54 (25%)	48 (23%)	88 (22%)	84 (21%)
Operating expenses	34	33	60	64
Operating profit (in %)	20 (9%)	15 (7%)	28 (7%)	20 (5%)

Helping the world recycle

Collection & Materials Handling – Highlights

TOMRA

- Revenue in Collection (US West/California) up by 22% in 2Q 2005 to 14.4 MUSD ; up 14% measured in NOK to 93 MNOK
  - YTD revenue in USD up 21%, up 12% in NOK
- Revenue increase of 6% to 18.8 MUSD in 2Q 2005 in Materials Handling operations (US East & Canada); down 4% in NOK to 120 MNOK
  - YTD revenue in USD up 4%, down 6% in NOK
- Improved segment profitability due to improved efficiency, higher aluminum prices and higher volumes
- California business model needs to be strengthened
  - Increased retailer participation
  - Reduced cost exposures


Helping the world recycle

Segment: Recycling Technology

TOMRA

TITECH



ORWAK




MORINDERS




Presona





Helping the world recycle

Recycling Technology - Financials

NOK million

	2Q 05	2Q 04	YTD 05	YTD 04
Revenue	101	-	167	-
• Nordic	21	-	35	-
• Central Europe & UK	42	-	81	-
• Rest of Europe	13	-	17	-
• US/Canada	10	-	13	-
• Rest of World	15	-	21	-
Gross contribution (in %)	48 (48%)	-	76 (46%)	-
Operating expenses	36*	-	73*	-
Operating profit (in %)	12 (12%)	-	3 (2%)	-

*** Including total restructuring charges of 3 MNOK in 2Q 05**


Helping the world recycle



Recycling Technology – Highlights

- Considerably improved performance in both TiTech and Orwak Group in 2Q 2005 vs. a very weak 1Q 2005
- Operating expense reduction program in AB Orwak initiated
- Order backlog supports strong development in 2H05
  - 82 MNOK in combined order backlog end of 2Q 2005 vs. 70 MNOK end of 2Q 2004
  - Orders in Titech and Orwak Group are very project sensitive, which in turn can have an impact on timing and give quarterly variations
  - Historically, the order backlog is built up during 1H and then reduced in 2H as projects are delivered and sales are taken to P&L


Helping the world recycle



Recycling Technology order book


Order book
NOK million
90
80
70
60
50
40
30
20
10
0
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Timing

Helping the world recycle

Segment: Other non-deposit activities

Collection

TOMRA Wharehouse

TOMRA Recycling Plant - Pindamonhangaba

Rexam Can Factory

Novelis







Helping the world recycle

Other non-deposit activities - Financials

NOK million



	2Q 05	2Q 04	YTD 05	YTD 04
Revenue	95	84	191	170
Gross contribution (in %)	16 (17%)	14 (17%)	30 (16%)	24 (14%)
Operating expenses	119*	26	144*	54
Operating profit	(103)*	(12)	(114)*	(30)

* Including total restructuring charges of 86 MNOK in 2Q 05

Helping the world recycle

Other non-deposit activities – Highlights


Brazil

- Stable operations with operating profit of 7 MNOK in 2Q 05 and 12 MNOK YTD before restructuring charges
- TOMRA has decided that its Brazilian operations are outside the strategic scope; divestment process initiated
- 80 MNOK write-down in 2Q05


Japan

- Technology and concept well received by all stakeholders
- Decisions by Tokyo municipalities this fall key to further development
- Sumitomo partnership key in future business model


UK

- 3 centers installed end of 2Q 2005; 3 remaining centers to be installed in August
- Container collection volumes at the centers equal approximately 70,000 containers per month
- Incentives to consumers to be implemented in August to generate higher volumes

Helping the world recycle

One company → One agenda

MISSION	VISION	SOLUTIONS	MARKETS
Helping the World Recycle!	The leading global provider of advanced recycling solutions for handling of used materials	**Technology** Recognition Sorting Volume reduction **Services** Field support Logistics Processing	All markets with developed or emerging recycling value chains

Helping the world recycle

Back to sustainable profitable growth



- Profit growth superior to revenue growth
  - Profit contribution versus market share: TOMRA to be the preferred supplier
  - Increased operational focus → continuous improvement
  - Achieve two digit operating profit margin
- Sustainable growth without Germany
- Organic revenue growth key success factor
  - Increased implementation of value added services
  - Application of TOMRA's core technology in non-deposit markets

Sustainable profitable growth will be visible in 2006



Helping the world recycle

Short term action plan


TOMRA

- Establish new, leaner cost base for 2006
  - Ensure 80 MNOK in lower cost base in 2006
  - Harmonize RVM portfolio and assess alternative sourcing methods
- Strengthen strategic scope
  - Divest Brazilian operations
  - Strengthen California business model
- Bring business development projects to commercialization phase
  - Pre-analysis of the TRC business model performance in fall 2005
  - Define joint business model with Sumitomo and execute on potential in Japan


Helping the world recycle

TOMRA

"It is TOMRA's ability to build solutions based on technology from TOMRA, TiTech and Orwak combined with value added services in deposit as well as non-deposit markets that will decide our level of success"

Helping the world recycle


TOMRA®
Helping the world recycle

TOMRA

Addendum slides


Helping the world recycle

Major shareholders*


TOMRA

		Shares	Ownership
1.	Folketrygdfondet	18 923 100	10.6%
2.	Danske Bank A/S 3887 Operations Sec.	7 327 428	4.1%
3.	Orkla ASA	4 275 000	2.4%
4.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 802 589	2.1%
5.	State Street Bank & Client Omnibus D	3 615 797	2.0%
6.	Clearstream Banking CID Dept, Frankfurt	3 430 733	1.9%
7.	JP Morgan Chase Bank Clients Treaty Account	3 317 495	1.9%
8.	SIS Segaintersettle	2 841 757	1.6%
9.	Nordea Bank Denmark S/A Nordea (DK) CCA	2 895 908	1.6%
10.	VPF DNB NOR Norge	2 652 538	1.5%
	SUB-TOTAL	53 082 345	29.7%
	Other shareholders	125 404 214	70.3%
	TOTAL (16 174 shareholders)	178 486 559	100.0%
	Total foreign ownership	60 945 497	34.1%

*Registered 30 June 2005

Helping the world recycle

Shares & shareholders*

TOMRA

	Country	Shares	Ownership	Number of shareholders
1.	Norway	117 541 062	65.8%	15 325
2.	Great Britain	13 933 880	7.8%	65
3.	Denmark	11 127 006	6.2%	68
4.	USA	10 202 257	5.7%	182
5.	Switzerland	5 806 460	3.3%	23
6.	Luxembourg	5 620 338	3.1%	36
7.	Sweden	4 028 405	2.3%	128
8.	Belgium	2 762 663	1.5%	12
9.	Finland	2 097 780	1.2%	27
10.	Germany	1 942 153	1.1%	99
	TOTAL		98.1%	15 965

*Registered 30 June 2005


Helping the world recycle


TOMRA®


RECEIVED

THIRD QUARTER 2005

Highlights from third quarter 2005 include:

- Revenues of 701 MNOK (+5% percent relative to third quarter 2004)
- Operating profit of 79 MNOK before restructuring charges (83 MNOK last year)
- Operating profit of 73 MNOK including 6 MNOK in restructuring charges (76 MNOK last year)
- Cash flow from operations of 66 MNOK
- Contracts from Germany related to the introduction of a nationwide deposit system for non-refillable containers
  - → Largest single order in TOMRA's history from Aldi Süd of 1,200 reverse vending machines and an option for up to 500 additional machines
  - → GLOBUS contract worth between 4.1 and 6.5 MEUR for ~100 reverse vending systems
- Brazilian operations sold for 122 MNOK

CONSOLIDATED FINANCIALS

Revenues in third quarter 2005 amounted to 701 MNOK, up 5 percent from 665 MNOK in third quarter 2004. The increase is mainly due to the acquisition of Orwak Group in January, however partly off-set by the disposal of TOMRA's Brazilian operations in August. Organic growth adjusted for currency fluctuations was 7 percent.

Gross margin equaled 37.1 percent in third quarter 2005, which is marginally down from 37.5 percent in the same period last year. Operating profit before restructuring charges equaled 79 MNOK for the quarter versus 83 MNOK last year. Operating profit including restructuring charges of 6 MNOK equaled 73 MNOK in third quarter 2005 versus 76 MNOK in third quarter 2004.

Net financial income ended at 3.3 MNOK, cash flow from operations in the quarter equaled 66 MNOK, and the total cash balance ended at 572 MNOK.

INITIAL REMARKS

As a consequence of the divestment of TOMRA's Brazilian entity, the income statement of that entity is reported as discontinued operations. After the disposal of TOMRA's Brazilian operations, the process of assessing which business areas will be included in the future strategic scope of TOMRA has been completed; the remaining business areas constitute TOMRA's future platform.

TOMRA has decided to maintain its ambition to reduce costs by approximately 80 MNOK in 2006 vs. 2005 despite increased activity level in R&D and engineering and ramp-up of production capacity due to new orders from Germany. TOMRA expects total restructuring charges in third and fourth quarter 2005 to be closer to 20 MNOK than the previously announced 30 MNOK.

SEGMENT REPORTING

RVM Technology

Revenues in RVM Technology amounted to 299 MNOK in the third quarter 2005 versus 303 MNOK in the same period last year – a decrease of 1 percent. Year-to-date revenues are down 10 percent due to currency effects and lower sales in first half 2005. The decline in year-to-date operating profit is primarily due to lower sales and 52 MNOK in restructuring charges. In addition, 9 MNOK in social expenses related to stock options has been included in operating expenses in the third quarter.

Figures in NOK million	3q05	3q04	9m05	9m04
Revenue	299	303	827	922
- Nordic	*98*	*95*	*280*	*335*
- Central Europe	*103*	*111*	*276*	*310*
- Rest of Europe	-	*3*	-	*5*
- US East & Canada	*98*	*94*	*271*	*272*
Gross contribution*	141	159	382	469
- in %	*47%*	*52%*	*46%*	*51%*
Operating expenses**	101	101	331	309
Operating profit	40	58	51	160
- in %	*13%*	*19%*	*6%*	*17%*
** includes charges of*	-	-	*12*	-
***includes charges of*	*6*	*7*	*40*	*7*

Europe

Revenues in Europe equaled 201 MNOK in the third quarter 2005—a decrease of 4 percent versus 2004. Revenues increased by 2 percent adjusted for currency fluctuations. The increase is driven by continued strong momentum in Denmark due to new store openings and orders in Holland related to the introduction of new deposit legislation in January next year.

In August, TOMRA received an order from the German retailer GLOBUS for combined refillable and non-refillable reverse vending systems worth between 4.1 and 6.5 MEUR dependent upon the machine equipment chosen for the individual stores. Under the agreement, TOMRA will deliver approximately 100 reverse vending systems to GLOBUS' 35 hypermarkets in Germany during 2005 and early 2006.

On 4 October, TOMRA received its largest single order in the company's history. The German retailer Aldi Süd, which has approximately 1,650 stores in Germany, ordered 1,200 reverse vending machines for non-refillable containers with an option for up to 500 additional machines. The majority of the machines will be installed end of first quarter and start of second quarter 2006.

US East & Canada

Revenues in US East and Canada equaled 15.1 MUSD in the third quarter 2005—up 11 percent from 13.7 MUSD last year. Revenues measured in NOK increased by 4 percent to 98 MNOK. Increased volumes through existing installations

and continued progress in new installations are the main reasons for this increase.

Tomra Production AS
As a consequence of increased activity level in TOMRA caused by the implementation of a nationwide deposit system for non-refillable containers in Germany, TOMRA has decided to postpone a change of strategic ownership of Tomra Production AS. The rationale for this is to keep tight control of the supply chain and final assembly in order to ensure successful deliveries in Germany. The product harmonization process and the potential outsourcing of certain components and platforms will continue.

Collection & Materials Handling
Revenues within Collection & Materials Handling in the third quarter 2005 increased by 11 percent to 38.4 MUSD compared to 34.5 MUSD last year. Revenues measured in NOK increased by 4 percent to 247 MNOK. Year-to-date revenues measured in USD are up 10 percent; in NOK terms, year-to-date revenues are up 2 percent.

Figures in NOK million	3q05	3q04	9m05	9m04
Revenue	247	237	647	632
- US East & Canada	*143*	*142*	*364*	*377*
- US West	*104*	*95*	*283*	*255*
Gross contribution	65	59	153	143
- in %	*26%*	*25%*	*24%*	*23%*
Operating expenses	33	33	93	97
Operating profit	32	26	60	46
- in %	*13%*	*11%*	*9%*	*7%*

The increase in revenues in the third quarter was mainly driven by growth in the collection operations (US West/California), which increased by 18 percent measured in USD in third quarter 2005 versus third quarter last year. The main reasons for the increase in revenue are higher aluminum prices and higher collected volumes.

Margins also improved in the third quarter 2005 compared to 2004 due to improved performance in both California and the US East materials handling operations. Operating margin measured as a 12-month rolling average has improved steadily for a long period, from 8.2% in September last year to 10.6% end of September this year.

Recycling Technology
Operations within TiTech and Orwak Group are continuing to improve after a weak first quarter. Operating profit for the segment in third quarter 2005 equaled 16% on revenues of 95 MNOK.

TOMRA anticipates strong performance also in the fourth quarter of 2005 based on an order backlog of 77 MNOK at the end of the third quarter 2005 versus 65 MNOK in third quarter 2004.

Figures in NOK million	3q05	3q04	9m05	9m04
Revenue	95	24	262	24
- Nordic	*21*	*-*	*56*	*-*
- Central Europe & UK	*48*	*10*	*129*	*10*
- Rest of Europe	*12*	*10*	*29*	*10*
- US East & Canada	*0*	*3*	*13*	*3*
- Rest of World	*14*	*1*	*35*	*1*
Gross contribution	45	16	121	16
- in %	*47%*	*67%*	*46%*	*67%*
Operating expenses*	30	11	103	11
Operating profit	15	5	18	5
- in %	*16%*	*21%*	*7%*	*21%*
**includes charges of*	-	-	3	-

Other non-deposit activities
Revenues in third quarter 2005 from other non-deposit activities decreased by 41 percent to 60 MNOK due to the sale of TOMRA's Brazilian operations to Aleris International Inc. on 31 August 2005. The transaction involved a cash payment of 19 MUSD. The impact of the sale on TOMRA's income statement in the third quarter 2005 is insignificant.

The operating loss of 10 MNOK in the third quarter this year is mainly due to investments in business development activities in Japan and the UK.

Figures in NOK million	3q05	3q04	9m05	9m04
Revenue	60	101	251	271
- Rest of World	*60*	*101*	*251*	*271*
Gross contribution	9	15	39	39
- in %	*15%*	*15%*	*16%*	*14%*
Operating expenses*	19	25	163	79
Operating profit	(10)	(10)	(124)	(40)
- in %	*-17%*	*-10%*	*-49%*	*-15%*
**includes charges of*			*86*	

Japan
The prerequisites for a successful business model in Japan are in place. High used beverage container volumes and favorable consumer behavior combined with increasing material prices for collected materials and high costs associated with the current collection infrastructure create the foundations for a strong non-deposit collection model.

At the end of third quarter, TOMRA had 10 RVMs in operation in Tokyo. The feedback from the municipalities and retailers continues to be

positive, and based on the high volumes collected consumer response has also been positive. Together with Sumitomo, TOMRA has created a strong platform for implementing an RVM-based collection infrastructure in Tokyo. However, most likely we will not see significant volumes from Japan before 2007/2008. The partnership with Sumitomo will be key to the speed at which TOMRA will be able to sell RVMs in Japan.

TRC pilot in the UK

TOMRA installed an additional two TRCs in the UK, bringing the total to five centers. Investments in the TRC project during third quarter 2005 equaled 4.5 MNOK, down from 6.5 MNOK in third quarter 2004.

The business model in the UK depends on high collected volumes in order to finance the investments in technology. However, recycling rates in the UK are far below those of Japan, and although feedback from consumers on the TRC concept is positive, container collection volumes at the centers are below the targeted volumes. In addition, the ratio of valuable materials (i.e. plastics and aluminum) to less valuable materials (i.e. glass) continues to be too low.

Various incentive schemes have been implemented during the third quarter 2005 in order to generate higher return rates. At this point in time it is too early to draw any conclusions on the effect on collected volumes. As mentioned in our second quarter 2005 report, the TRC business model will be evaluated in the fourth quarter of 2005.

SHAREHOLDERS

The total number of shares outstanding at the end of third quarter 2005 was 178,486,559 shares. The total number of shareholders decreased from 16,174 at the end of second quarter 2005 to 14,724 at the end of third quarter 2005. At the end of third quarter 2005, 60.2 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price increased from NOK 27.00 to NOK 46.60 during third quarter 2005. The number of shares traded at the Oslo Stock Exchange in third quarter 2005 was 184 million shares, compared to 138 million in third quarter 2004.

CAPITAL MARKETS DAY

TOMRA invites all investors, fund managers and analysts to a Capital Markets Day on 8 November 2005 between 08:30 AM and 12:30 PM. Visiting address will be Drengsrudhagen 2, Asker. Registration will start at 8:00 AM. TOMRA Group management will present updates on all business units and be available for questions during the day. If you would like to attend the event, please send your confirmation to Ragnhild Ringheim via E-mail at ragnhild.ringheim@tomra.no or via fax +4766799115, including your contact information, by 1 November 2005.

Asker, 13 October 2005

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

FINANCIAL STATEMENT – THIRD QUARTER 2005

INCOME STATEMENT	3rd Quarter						Accumulated 30 September						Full year		
(Figures in NOK million)	2005			2004			2005			2004			2004		
	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total
Operating revenues	641.4	59.9	701.3	565.7	99.3	665.0	1738.0	249.2	1987.2	1580.3	268.4	1848.7	2142.2	370.0	2512.2
Cost of goods sold 1)	374.3	50.9	425.2	313.6	85.3	398.9	1035.2	210.3	1245.5	900.7	231.0	1131.7	1213.7	321.9	1535.6
Depreciation	15.8	0.0	15.8	16.7	0.0	16.7	46.4	0.0	46.4	50.0	0.0	50.0	65.5	0.0	65.5
Gross contribution	*251.3*	*9.0*	*260.3*	*235.4*	*14.0*	*249.4*	*656.4*	*38.9*	*695.3*	*629.6*	*37.4*	*667.0*	*863.0*	*48.1*	*911.1*
Operating expenses 2)	162.2	6.1	168.3	150.1	6.4	156.5	523.5	21.1	544.6	432.1	21.9	454.0	593.5	24.0	617.5
Depreciation/write-down 3)	18.0	1.5	19.5	15.9	1.4	17.3	78.6	84.2	162.8	49.5	4.2	53.7	70.9	5.6	76.5
Operating profit	*71.1*	*1.4*	*72.5*	*69.4*	*6.2*	*75.6*	*54.3*	*(66.4)*	*(12.1)*	*148.0*	*11.3*	*159.3*	*198.6*	*18.5*	*217.1*
Net financial income/(expense)	3.2	0.1	3.3	5.1	(0.1)	5.0	9.5	(0.1)	9.4	19.0	1.9	20.9	23.4	0.8	24.2
Ordinary profit before tax	*74.3*	*1.5*	*75.8*	*74.5*	*6.1*	*80.6*	*63.8*	*(66.5)*	*(2.7)*	*167.0*	*13.2*	*180.2*	*222.0*	*19.3*	*241.3*
Loss on Tomra Systems OY	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.4	0.0	3.4	3.4	0.0	3.4
Income on Wise Metals Group	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	54.7	0.0	54.7	54.7	0.0	54.7
Taxes expense	25.5	0.3	25.8	22.4	1.6	24.0	27.9	3.9	31.8	70.2	3.4	73.6	85.1	5.0	90.1
Net profit	*48.8*	*1.2*	*50.0*	*52.1*	*4.5*	*56.6*	*35.9*	*(70.4)*	*(34.5)*	*148.1*	*9.8*	*157.9*	*188.2*	*14.3*	*202.5*
Minority interest	(5.8)	0.0	(5.8)	(6.5)	0.0	(6.5)	(12.1)	0.0	(12.1)	(13.3)	0.0	(13.3)	(15.4)	0.0	(15.4)
Earnings per share (NOK)	*0.24*	*0.01*	*0.25*	*0.26*	*0.03*	*0.28*	*0.13*	*(0.39)*	*(0.26)*	*0.76*	*0.05*	*0.81*	*0.97*	*0.08*	*1.05*

BALANCE SHEET	30 September		31 December
(Figures in NOK million)	2005	2004	2004
ASSETS			
Intangible assets	703.7	787.6	738.6
Leasing equipment	145.8	157.0	140.1
Other fixed assets	617.6	613.9	588.6
Inventory	320.1	309.6	285.0
Short-term receivables	715.0	627.3	541.6
Cash and cash equivalents	572.1	949.6	983.0
TOTAL ASSETS	*3074.3*	*3445.0*	*3276.9*
LIABILITIES & EQUITY			
Paid-in capital	1596.8	1596.8	1596.8
Retained earnings	725.8	1084.0	999.5
Minority interests	82.3	69.6	68.0
Deferred taxes	8.1	0.0	10.1
Long-term interest-bearing liabilities	50.3	50.3	58.3
Short-term interest-bearing liabilities	5.0	4.3	3.2
Other liabilities	606.0	640.0	541.0
TOTAL LIABILITIES & EQUITY	*3074.3*	*3445.0*	*3276.9*

CASH FLOW STATEMENT	3rd Quarter		Accumulated 30 September		Full Year
(Figures in NOK million)	2005	2004	2005	2004	2004
Ordinary profit before taxes	75.8	80.6	(2.7)	180.2	241.3
Changes in working capital	(32.8)	(2.2)	(74.7)	59.1	103.5
Other operating changes	23.3	17.1	189.0	92.8	62.6
Total cash flow from operations	66.3	95.5	111.6	332.1	407.4
Total cash flow from investments	83.5	(258.3)	(162.3)	(380.3)	(422.5)
Total cash flow from financing	(0.7)	(13.2)	(360.1)	(74.7)	(75.5)
Total cashflow for period	*149.1*	*(176.0)*	*(410.8)*	*122.9*	*(90.6)*
Exchange rate effect on cash	(3.5)	3.0	(0.1)	(10.9)	(9.8)
Opening cash balance	426.5	1122.6	983.0	1083.4	1083.4
Closing cash balance	572.1	949.6	572.1	949.6	983.0

Notes:

1) 12 MNOK in write-down of inventory included in the second quarter 2005.
2) 4 MNOK in accruals included in first quarter, 21 MNOK in second quarter and 6 MNOK in third quarter 2005
3) 102 MNOK in intangible write-downs included in the second quarter 2005.

EQUITY	Accumulated 30 September		Full Year
(Figures in NOK million)	**2005**	**2004**	**2004**
Opening balance	*2596.3*	*2594.6*	*2594.6*
Net profit	(46.6)	144.6	187.1
Translation difference	74.8	(18.4)	(150.0)
Other equity adjustments	19.4	13.5	18.1
Dividend paid	(321.3)	(53.5)	(53.5)
Closing balance	*2322.6*	*2680.8*	*2596.3*

INTERIM RESULTS	3rd Quarter 2005	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004
Operating revenues (MNOK)	701.3	686.7	599.2	663.5	665.0
EBITDA (MNOK)	107.8	42.8	46.5	96.1	109.6
Operating profit (MNOK)	72.5	(94.8)	10.2	57.8	75.6
Sales growth (year-on-year)	5.5	16.2	1.1	(6.8)	2.0
Gross margin (%)	37.1	34.4	33.2	36.8	37.5
Operating margin (%)	10.3	(13.8)	1.7	8.7	11.4
Earnings per share (NOK)	0.25	(0.55)	0.04	0.24	0.28
Earnings per share (NOK) fully diluted	0.25	(0.55)	0.04	0.24	0.28

SEGMENT FINANCIALS

SEGMENT	RVM Technology		Collection & Materials Handling		Recycling Technology		Other non-deposit activities		Group functions		Total	
(Figures in NOK millions)	3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue	299	303	247	237	95	24	60	101	-	-	701	665
- Nordic	*98*	*95*	-	-	*21*	-	-	-	-	-	*119*	*95*
- Central Europe & UK	*103*	*111*	-	-	*48*	*10*	-	-	-	-	*151*	*121*
- Rest of Europe	-	*3*	-	-	*12*	*10*	-	-	-	-	*12*	*13*
- US East & Canada	*98*	*94*	*143*	*142*	-	*3*	-	-	-	-	*241*	*239*
- US West	-	-	*104*	*95*	-	-	-	-	-	-	*104*	*95*
- Rest of World	-	-	-	-	*14*	*1*	*60*	*101*	-	-	*74*	*102*
Gross contribution	141	159	65	59	45	16	9	15	-	-	260	249
- in %	*47%*	*52%*	*26%*	*25%*	*47%*	67%	*15%*	15%	-	-	*37%*	*37%*
Operating profit	40	58	32	26	15	5	(10)	(10)	(4)	(4)	73	76
- in %	*13%*	*19%*	*13%*	*11%*	*16%*	*21%*	-	-	-	-	*10%*	*11%*

SEGMENT	RVM Technology		Collection & Materials Handling		Recycling Technology		Other non-deposit activities		Group functions		Total	
(Figures in NOK millions)	Accumulated Sep 30		Accumulated Sep 30		Accumulated Sep 30		Accumulated Sep 30		Accumulated Sep 30		Accumulated Sep 30	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue	827	922	647	632	262	24	251	271	-	-	1987	1849
- Nordic	*280*	*335*	-	-	*56*	-	-	-	-	-	*336*	*335*
- Central Europe & UK	*276*	*310*	-	-	*129*	*10*	-	-	-	-	*405*	*320*
- Rest of Europe	-	*5*	-	-	*29*	*10*	-	-	-	-	*29*	*15*
- US East & Canada	*271*	*272*	*364*	*377*	*13*	*3*	-	-	-	-	*648*	*652*
- US West	-	-	*283*	*255*	-	-	-	-	-	-	*283*	*255*
- Rest of World	-	-	-	-	*35*	*1*	*251*	*271*	-	-	*286*	*272*
Gross contribution	382	469	153	143	121	16	39	39	-	-	695	667
- in %	*46%*	*51%*	*24%*	*23%*	*46%*	67%	*16%*	*14%*	-	-	*35%*	*36%*
Operating profit	51	160	60	46	18	5	(124)	(40)	(17)	(12)	(12)	159
- in %	*6%*	*17%*	*9%*	*7%*	*7%*	*21%*	-	-	-	-	-	*9%*

Note: The 2005 financial figures have been prepared based upon management's interpretation of the current International Financial Reporting Standards (IFRS). The financial figures for 2004 have been restated accordingly. The reconciliation between IFRS and NGAAP, both at the end of 2003 and 2004, as well per quarter in 2004, can be found on www.tomra.com. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.


TOMRA®

Third Quarter 2005

Financial highlights

NOK million

	3Q 05	3Q 04	YTD 05	YTD 04
Revenues	701	665	1987	1849
• RVM Technology	299	303	827	922
• Collection & Materials Handling	247	237	647	632
• Recycling Technology	95	24	262	24
• Other non-deposit activities	60	101	251	271
Operating profit excluding restructuring charges	79	83	133	166
Operating profit including restructuring charges	73	76	(12)	159
Cash flow from operations	66	96	112	332

Initial remarks

The process of assessing which business areas will be included in the future strategic scope of TOMRA has been completed

- Divestment of Brazilian operations was concluded on 31 August for a sales price of 19 MUSD (122 MNOK) in cash payment
- The remaining business areas constitute TOMRA's future platform

Ambition level for the previously announced cost reduction program is maintained despite increased activity level in Germany

- Cost reduction target of ~80 MNOK maintained despite increased activity level in R&D and engineering and capacity ramp-up in production
- Expected total restructuring charges in 3Q and 4Q will be reduced from 30 MNOK to 20 MNOK



SEGMENT: RVM Technology







RVM Technology - Financials

NOK million

	3Q 05	3Q 04	YTD 05	YTD 04
Revenue	299	303	827	922
• Nordic	98	95	280	335
• Central Europe & UK	103	111	276	310
• Rest of Europe	-	3	-	5
• US East/Canada	98	94	271	272
Gross contribution (in %)	141 (47%)	159 (52%)	382*** (46%)	469 (51%)
Operating expenses	101*	101**	331****	309**
Operating profit (in %)	40 (13%)	58 (19%)	51 (6%)	160 (17%)

** Including restructuring charges of 6 MNOK in 3Q 05*
*** Including restructuring charges of 7 MNOK in 3Q 04*
**** Including write-downs of 12 MNOK (in 2Q 05)*
***** Including restructuring charges of 40 MNOK (1Q+2Q+3Q 05)*


Helping the world recycle



RVM Technology – Highlights


Europe

- Revenue decrease of 4% to 201 MNOK in 3Q 05 versus 209 MNOK in 3Q 04; year-to-date revenues down 14% due to weaker EURO and lower sales
- Increased sales in Denmark in August and September due to several new store openings
- Increased RVM installation rate in Holland from September due to new legislation


North America

- Revenue increase of 11% to 15.1 MUSD in 3Q 05 versus 3Q 04, 4% increase in NOK to 98 MNOK; year-to-date revenues in USD up 7%, unchanged in NOK
- Stronger volumes main driver behind growth


Helping the world recycle




RVM Technology – Orders from Germany


GLOBUS

- ~100 reverse vending systems to be installed in ~35 GLOBUS hypermarkets
- Total contract value of 4.1-6.5 MEUR depending on choice of backroom solutions and share of machines delivered with crate unit
- Systems to be installed end of 2005 and beginning of 2006


ALDI

- A firm order for ~1,200 RVMs and an option for up to 500 additional machines to Ali Süd's ~1,650 stores
- Most of the machines are stand-alone machines with limited backroom solutions
- The machines will be delivered and installed during 1H 2006

- There is a need to keep tight control over the supply chain during the roll-out in Germany
- Therefore, a potential change of strategic ownership of Tomra Production AS has been postponed
- Harmonization of product portfolio and outsourcing of certain components/platforms will continue

Helping the world recycle



SEGMENT: Collection and Materials Handling



Recycling Center




Helping the world recycle

Collection & Materials Handling - Financials

TOMRA

NOK million

	3Q 05	3Q 04	YTD 05	YTD 04
Revenue	247	237	647	632
• US East/Canada	143	142	364	377
• US West	104	95	283	255
Gross contribution (in %)	65 (26%)	59 (25%)	153 (24%)	143 (23%)
Operating expenses	33	33	93	97
Operating profit (in %)	32 (13%)	26 (11%)	60 (9%)	46 (7%)

Collection & Materials Handling – Highlights

TOMRA


US East/
Canada

- 3Q 2005 revenue increase of 7% to 22.1 MUSD in Materials Handling operations vs. 3Q 2004; up 1% in NOK to 143 MNOK
- YTD revenues in USD up 4% to 57 MUSD; down 3% measured in NOK


US West/
California)

- 3Q 2005 Collection revenues up by 18% vs. 3Q 2004 to 16.3 MUSD; up 9% measured in NOK to 104 MNOK
- YTD revenues in USD up 19% to 44.4 MUSD; up 11% in NOK



Collection & Materials Handling – margin development

TOMRA

12-months rolling average operating profit (EBIT) margin
Percent


11
10
9
8
7
6
5
4
JAN 04
FEB 04
MAR 04
APR 04
MAY 04
JUN 04
JUL 04
AUG 04
SEP 04
OCT 04
NOV 04
DEC 04
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05
JUL 05
AUG 05
SEP 05

Continued efficiencies driving improved profitability in Materials Handling operations

Higher aluminum price and collection volumes main reason for growth and improved profitability in Collection

SEGMENT: Recycling Technology

TOMRA




ORWAK
3400

Recycling Technology - Financials

NOK million



	3Q 05	3Q 04	YTD 05	YTD 04
Revenue	95	24	262	24
• Nordic	21	-	56	-
• Central Europe & UK	48	10	129	10
• Rest of Europe	12	10	29	10
• US/Canada	-	3	13	3
• Rest of World	14	1	35	1
Gross contribution (in %)	45 (47%)	16 (67%)	121 (46%)	16 (67%)
Operating expenses	30	11	103*	11
Operating profit (in %)	15 (16%)	5 (21%)	18 (7%)	5 (21%)

** Including restructuring charges of 3 MNOK in 2Q 05*



12
Helping the world recycle

Recycling Technology – Highlights



TOMRA

- Continued strong performance in both TiTech and Orwak Group – operating margin of 16% in 3Q
- Strong operating margins driven by operational leverage in both TiTech and Orwak Group
- Order backlog of 77 MNOK end of 3Q 2005 vs. 65 MNOK end of 3Q 2004 supports strong development in 4Q

Recycling Technology - Order book



Order book
NOK million
90
80
70
60
50
40
30
20
10
0
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
Timing

SEGMENT: Other non-deposit activities







15
Helping the world recycle

Other non-deposit activities - Financials

NOK million

	3Q 05	3Q 04	YTD 05	YTD 04
Revenue	60	101	251	271
Gross contribution (in %)	9 (15%)	15 (15%)	39 (16%)	39 (14%)
Operating expenses	19	25	163*	79
Operating profit	(10) (-17%)	(10) (-10%)	(124) (-49%)	(40) (-15%)

** Including total restructuring charges of 86 MNOK in 2Q 05*



Other non-deposit activities – Japan



Prerequisites for success in place
- High UBC volumes
- Consumer behavior favorable
- Existing manual solutions expensive
- Increasing PET (aluminum) commodity prices
- Current TOMRA technology applicable (with some modification)

10 RVMs operating in Tokyo municipalities
- Municipalities satisfied
- Positive consumer response – sufficient volumes
- Retailers satisfied by higher customer traffic

STRONG MOMENTUM CREATED, BUT SIGNIFICANT VOLUMES EXPECTED NO EARLIER THAN 2007/2008





Other non-deposit activities – UK

Key elements in business model to be assessed
- Current system costs low due to low recycling rates (but potential future costs high)
- *Business model depends on high collection* volumes to finance cost of technology
- Current TOMRA technology applicable, but must be industrialized

5 TRCs operating in the UK
- Consumers like them and use them, however
  - Harder to change behavior than in Japan
  - Volumes without incentives too low
  - Plastics/metal mix unfavorable
- Incentives implemented
  - Positive initial effect, too early to conclude
  - Simple awareness building just initiated

SIGNIFICANTLY INCREASED VOLUMES NEEDED



Invitation to Capital Markets Day



Tomra Systems ASA invites all investors, fund managers and analysts to a Capital Markets Day on 8 November 2005 between 08:30 AM and 12:30 PM. Visiting address will be Drengsrudhagen 2, Asker. Registration will start at 8:00 AM.

Key topics include:
- **Overall TOMRA strategy and business plan going forward**
- **Project Germany – expectations and preparations**
- **North America – business strategy overview**
- **Non-deposit initiatives**
- **RVM product development and harmonization**

If you would like to attend the event, please send your confirmation to Ragnhild Ringheim via E-mail at ragnhild.ringheim@tomra.no or via fax +47 66 79 91 15, including your contact information, by 1 November 2005




TOMRA®
Helping the world recycle


TOMRA

Addendum slides


Helping the world recycle

Major shareholders*

TOMRA

		Shares	Ownership
1.	Folketrygdfondet	18 703 100	10.5%
2.	State Street Bank & Client Omnibus D	8 140 182	4.6%
3.	Danske Bank A/S 3887 Operations Sec.	6 377 333	3.6%
4.	Orkla ASA	5 089 800	2.9%
5.	Morgan Stanley & Co. S/A Custrom Segrega	4 997 731	2.8%
6.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 948 689	2.2%
7.	JP Morgan Chase Bank Clients Treaty Account	3 689 385	2.1%
8.	Clearstream Banking CID Dept, Frankfurt	3 475 708	1.9%
9.	VPF DNB NOR Norge	2 656 138	1.5%
10.	SIS Segaintersettle	2 380 545	1.3%
	SUB-TOTAL	59 458 611	33.3%
	Other shareholders	119 027 948	66.7%
	TOTAL (14 724 shareholders)	178 486 559	100.0%
	Total foreign ownership	71 109 968	39.8%

*Registered 30 September 2005

Shares & shareholders*


TOMRA

	Country	Shares	Number of shareholders	Ownership
1.	Norway	107 376 591	13 893	60,2 %
2.	Great Britain	19 927 100	78	11,2 %
3.	USA	16 210 838	180	10,2 %
4.	Denmark	9 446 869	62	5,3 %
5.	Luxembourg	6 947 803	36	3,9 %
6.	Switzerland	5 419 332	22	3,0 %
7.	Sweden	3 528 834	116	2,0 %
8.	Belgium	1 465 121	12	0,8 %
9.	Germany	1 289 912	98	0,7 %
10.	Irland	982 550	17	0,6 %
	Total	172 594 950	14 514	97,8 %

*Registered 30 September 2005




TOMRA®

FOURTH QUARTER 2005

Highlights from fourth quarter 2005 include:

- Revenues of 675 MNOK (+2% percent relative to fourth quarter 2004, +6% after adjusting for currency effects and acquisitions/disposals)
- Operating profit of 93 MNOK before restructuring charges (70 MNOK in fourth quarter 2004)
- Operating profit of 79 MNOK after 14 MNOK in restructuring charges (58 MNOK in fourth quarter 2004)
- Cash flow from operations of 131 MNOK
- Strong performance in RVM Technology and several orders from Germany related to the introduction of a nationwide deposit system for non-refillable containers
- Continued growth in California
- Strong performance in Recycling Technology segment

TOMRA FOURTH QUARTER 2005

CONSOLIDATED FINANCIALS

Revenues in the fourth quarter 2005 amounted to 675 MNOK, up 2 percent from 663 MNOK in 2004. Organic growth, i.e. growth after currency effects and acquired or disposed operations, was 6 percent.

Gross margin equaled 37.7 percent in the fourth quarter 2005, which is up one percentage point from 36.8 percent in the same period in the previous year. Operating profit before restructuring charges equaled 93 MNOK versus 70 MNOK in fourth quarter 2004. Operating profit including restructuring charges of 14 MNOK equaled 79 MNOK in fourth quarter 2005 versus 58 MNOK in 2004.

Net financial income ended at 5 MNOK positively impacted by currency exchange gain of 2 MNOK. Cash flow from operations in the quarter equaled 131 MNOK, and the total cash balance ended at 491 MNOK. The equity ratio remained strong at 72.4 percent.

SEGMENT REPORTING

RVM Technology

Revenues in RVM Technology equaled 356 MNOK in the fourth quarter 2005 versus 328 MNOK in 2004 – an increase of 9 percent. Strong performance in Germany, Holland and the US was the main reason for the increase. Total revenues for 2005 amounted to 1183 MNOK, down 5 percent compared to 2004 due to currency effects and lower sales in the first half of 2005. In the second half of 2005, RVM Technology sales increased by 24 MNOK versus 2004 despite less favorable exchange rates.

Figures in NOK million	4q05	4q04	2005	2004
Revenue	356	328	1183	1250
- Nordic	*97*	*104*	*377*	*439*
- Central Europe	*157*	*128*	*433*	*438*
- Rest of Europe	*-*	*4*	*-*	*9*
- US East & Canada	*102*	*92*	*373*	*364*
Gross contribution*	159	166	541	635
- in %	*45%*	*51%*	*46%*	*51%*
Operating expenses**	93	107	424	416
Operating profit	66	59	117	219
- in %	*19%*	*18%*	*10%*	*18%*
** includes charges of*	*-*	*-*	*12*	*-*
***includes charges of*	*6*	*12*	*46*	*19*

The gross margin in the fourth quarter of 2005 equaled 44.7 percent, down from 50.6 percent in the previous year. Gross margin in the fourth quarter was impacted by extraordinary expenses of 7 MNOK related to previously activated R&D costs. Adjusting for this, gross margin was 46.6 percent - in line with previous quarters in 2005.

Operating profit for the quarter increased to 66 MNOK from 59 MNOK in 2004. On an annual basis, operating profit decreased to 117 MNOK in 2005 from 219 MNOK in 2004 mainly as a result of weaker sales and 58 MNOK in restructuring charges and write-offs.

<u>Europe</u>

Revenues in Europe equaled 254 MNOK in the fourth quarter 2005, up 8 percent versus 2004. The increase was driven by strong momentum in Holland related to the introduction of new deposit legislation in January 2006 and placement of machines in Germany related to the GLOBUS order received in August 2005. On an annual basis, revenues decreased by 9 percent to 810 MNOK in 2005. Adjusted for currency fluctuations, revenues decreased by 5 percent. The main reason for this decrease was weaker sales in Sweden and Finland and in refillable markets in Central Europe as refillable containers continue to lose market share to non-refillable containers.

TOMRA has received several orders from Germany related to the introduction of a nationwide deposit system for non-refillable beverage containers on 1 May 2006. During the fourth quarter of 2005 TOMRA received orders for approximately 4,000 RVMs from Aldi Süd, Marktkauf, Metro and Edeka. On 11 January 2006, a large German retailer placed a single order for 4,000 RVMs with TOMRA. The company's current order book from Germany therefore comprises almost 8,000 machines that will be delivered during 2006, primarily in the second and third quarter.

The UNO RVM was launched at the end of 2005. UNO is a low-cost machine intended for handling of empty beverage containers in small retail stores, gas stations and convenience stores. Key markets for UNO include the Nordic countries, Germany and Estonia. Approximately 260 UNOs were sold in the fourth quarter 2005. In January and early February 2006, TOMRA received orders for 200 additional machines.

US East & Canada
Revenues in US East and Canada equaled 15.4 MUSD in the fourth quarter 2005, up 6 percent from 2004. Measured in NOK, revenues increased by 11 percent to 102 MNOK. Total revenues in 2005 amounted to 57.9 MUSD, an increase of 7 percent versus 2004. Measured in NOK, the annual revenue increase was 2 percent. The difference between fourth quarter and full year growth in NOK is due to fluctuations in the dollar during the year.

Sales were driven by a conversion from old T-X2 products to new T-83 HCp equipment. Among the highlights for 2005 was the successful negotiation of a new multi-year agreement with TOMRA's largest lease customer. In early January 2006 TOMRA also received a significant replacement contract worth approximately 70 MNOK from a Michigan-based retailer.

Collection & Materials Handling
Revenues within Collection & Materials Handling in the fourth quarter 2005 increased by 2 percent to 30.3 MUSD. Measured in NOK revenues increased by 6 percent to 201 MNOK. Total revenues for 2005 were up 8 percent to 131.7 MUSD; in NOK terms revenues increased by 3 percent to 848 MNOK. Operating profit both in the fourth quarter and in 2005 improved versus 2004.

Figures in NOK million	4q05	4q04	2005	2004
Revenue	201	189	848	821
- US East & Canada	*105*	*107*	*469*	*484*
- US West	*96*	*82*	*379*	*337*
Gross contribution	43	41	196	184
- in %	*21%*	*22%*	*23%*	*22%*
Operating expenses*	38	37	134	134
Operating profit	5	4	65	50
- in %	*2%*	*2%*	*8%*	*6%*
** includes charges of*	*6*	*-*	*6*	*-*

In materials handling in US East and Canada, revenues decreased by 6 to 15.8 MUSD in the fourth quarter. Revenues in NOK were down 2 percent. On an annual basis revenues were up 1 percent to 72.8 MUSD compared to the previous year, while revenues in NOK declined 3 percent. The growth in USD was due to increased volumes and improved material marketing activities. Profitability in 2005 was at a record high as a result of further streamlining of transportation and processing activities. Some gains were partly off-set by higher fuel prices.

The collection business in California experienced a revenue increase of 12 percent to 14.5 MUSD in the fourth quarter due to higher volume and commodity pricing. Measured in NOK revenues increased 17 percent to 96 MNOK in the quarter. In terms of the full year, revenues increased by 18 percent to 72.8 MUSD; in NOK terms revenues increased by 12 percent to 469 MNOK. Number of containers collected grew by 15 percent over the prior year and the total number of collection sites grew by 10 percent to 433. 2005 represented another year of double digit profit margin in California.

Recycling Technology
TiTech and Orwak Group demonstrated solid performance in the fourth quarter of 2005. Revenues equaled 117 MNOK, and the operating profit margin was 16% even after restructuring charges of 2 MNOK.

Figures in NOK million	4q05	4q04	2005	2004
Revenue	117	44	379	68
- Nordic	*27*	*-*	*83*	*-*
- Central Europe & UK	*74*	*31*	*203*	*41*
- Rest of Europe	*1*	*8*	*30*	*18*
- US East & Canada	*10*	*4*	*23*	*7*
- Rest of World	*5*	*1*	*40*	*2*
Gross contribution	53	27	174	43
- in %	*45%*	*61%*	*46%*	*63%*
Operating expenses*	34	12	137	23
Operating profit	19	15	37	20
- in %	*16%*	*34%*	*10%*	*29%*
**includes charges of*	*2*	*-*	*5*	*-*

After a weak first quarter, strong performance in the last three quarters of 2005 resulted in total revenues of 379 MNOK and an operating profit of 37 MNOK. The 2005 operating profit figures includes NOK 5 million in restructuring charges. Growth was driven both by the acquisition of Orwak Group and by a record year in TiTech in terms of both revenues and profits. Positive development in Germany and increased sales to new markets including France and the US were instrumental in achieving the record results in TiTech.

TOMRA anticipates substantially improved results in the first quarter of 2006 versus the previous year based on an order backlog of 70 MNOK entering 2006 versus 35 MNOK entering 2005.

Other non-deposit activities

Revenues in the fourth quarter of 2005 from other non-deposit activities equaled 1 MNOK. On an annual basis revenues equaled 252 MNOK, down 32 percent versus 2004. The decline is due to the disposal of TOMRA's Brazilian operations in August 2005. Operating loss for the year amounted to NOK 132 million (loss of NOK 56 million in 2004) due to write-offs of NOK 80 million and restructuring charges of NOK 6 million.

Figures in NOK million	4q05	4q04	2005	2004
Revenue	1	102	252	373
- Rest of World	*1*	*102*	*252*	*373*
Gross contribution	-	10	39	49
- in %	-	*10%*	*15%*	*13%*
Operating expenses*	9	26	171	105
Operating profit	(8)	(16)	(132)	(56)
- in %	-	-	-	-
**includes charges of*			*86*	

Japan

The prerequisites for a successful business model in Japan are in place. TOMRA now has approximately 90 machines installed in Japan, but a closer cooperation with Sumitomo Corporation is required in order to accelerate the placement of machines. TOMRA will continue the positive dialogues with wards in Tokyo for deliveries in 2006 and aims at creating a joint business model together with Sumitomo during the first half of 2006. However, TOMRA does not expect significant volumes from Japan in 2006.

UK

In the fourth quarter of 2005, TOMRA installed the sixth and final recycling center with TESCO in the UK. The pilot program with TESCO is scheduled to run through the first quarter of 2006. So far feedback from consumers and TESCO has been positive, and TOMRA is currently discussing an expansion of the program with TESCO. A conclusion is expected in the first quarter of 2006. Total spending on the TRC pilot program in 2005 was 30 MNOK vs. 45 MNOK in 2004. TOMRA expects the investments in 2006 to be further reduced as the technology is now tested and proven.

SHARES AND SHAREHOLDERS

The total number of shares outstanding at the end of fourth quarter 2005 was 178,486,559 shares including 4,498,000 treasury shares held by TOMRA. The total number of shareholders increased from 14,724 at the end of third quarter 2005 to 15,003 at the end of fourth quarter 2005. At the end of fourth quarter 2005, 65.4 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price increased from NOK 46.60 to NOK 48.30 during fourth quarter 2005. The number of shares traded at the Oslo Stock Exchange in fourth quarter 2005 was 181.3 million shares, compared to 215.3 million in fourth quarter 2004.

For 2005, the Board proposes a dividend of 0.35 NOK per share. The Annual General Meeting on 3 May 2006 will finally decide the dividend distribution.

At the extraordinary Annual General Meeting in October 2005, the Board got an authorization to acquire up to 10 million treasury shares. The shares could only be utilized in connection with execution of employee stock options. 4,498,000 shares have been acquired during 2005 at an average price of NOK 46.94 per share. At the ordinary Annual General Meeting in May 2006, the Board will ask for a cancellation of its treasury shares holding and for a new authorization for acquiring 10 million additional shares.

From 2006, TOMRA will not initiate new option plans for management or employees. Instead, a new cash-based incentive system linked to long-term extraordinary financial performance in the Tomra Group will be introduced.

Asker, 14 February 2006

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl — Chairman of the Board
Amund Skarholt — President & CEO

FINANCIAL STATEMENT – FOURTH QUARTER 2005

INCOME STATEMENT	4Q 2005			4Q 2004			2005			2004		
(Figures in NOK million)	**Cont.**	**Disc.**	**Total**	**Cont.**	**Disc.**	**Total**	**Cont.**	**Disc.**	**Total**	**Cont.**	**Disc.**	**Total**
Operating revenues	675.1	0.0	675.1	561.9	101.6	663.5	2413.1	249.2	2662.3	2142.2	370.0	2512.2
Cost of goods sold	398.7	0.0	398.7	313.0	90.9	403.9	1433.9	·210.3	1644.2	1213.7	321.9	1535.6
Depreciations/write-down	22.1	0.0	22.1	15.5		15.5	68.5	0.0	68.5	65.5	0.0	65.5
Gross contribution	*254.3*	*0.0*	*254.3*	*233.4*	*10.7*	*244.1*	*910.7*	*38.9*	*949.6*	*863.0*	*48.1*	*911.1*
Operating expenses	150.0	0.0	150.0	161.4	2.1	163.5	673.5	21.1	694.6	593.5	24.0	617.5
Depreciations/write-down	25.6	0.0	25.6	21.4	1.4	22.8	104.2	84.2	188.4	70.9	5.6	76.5
Profit before other items	*78.7*	*(0.0)*	*78.7*	*50.6*	*7.2*	*57.8*	*133.0*	*(66.4)*	*66.6*	*198.6*	*18.5*	*217.1*
Loss on Tomra Systems OY										3.4	0.0	3.4
Income from Wise Metals G.										54.7	0.0	54.7
Operating profit	78.7	(0.0)	78.7	50.6	7.2	57.8	133.0	(66.4)	66.6	249.9	18.5	268.4
Net financial income/(expense)	5.0	0.0	5.0	4.4	(1.1)	3.3	14.5	(0.1)	14.4	23.4	0.8	24.2
Profit before tax	*83.7*	*(0.0)*	*83.7*	*55.0*	*6.1*	*61.1*	*147.5*	*(66.5)*	*81.0*	*273.3*	*19.3*	*292.6*
Taxes expense	27.3	0.0	27.3	17.9	1.6	19.5	55.2	3.9	59.1	92.9	5.0	97.9
Net profit	*56.4*	*(0.0)*	*56.4*	*37.1*	*4.5*	*41.6*	*92.3*	*(70.4)*	*21.9*	*180.4*	*14.3*	*194.7*
Minority interest	(1.5)	0.0	(1.5)	(2.1)		(2.1)	(13.6)	0.0	(13.6)	(15.4)	0.0	(15.4)
Earnings per share (NOK)	*0.31*	*0.00*	*0.31*	*0.20*	*0.03*	*0.22*	*0.44*	*-0.39*	*0.05*	*0.92*	*0.08*	*1.00*

BALANCE SHEET	31 December	
(Figures in NOK million)	**2005**	**2004**
ASSETS		
Intangible assets	683.3	718.5
Leasing equipment	154.0	140.1
Other fixed assets	659.2	588.6
Inventory	334.1	285.0
Short-term receivables	671.6	541.6
Cash and cash equivalents	491.4	983.0
TOTAL ASSETS	*2993.6*	*3256.8*
LIABILITIES & EQUITY		
Paid-in capital	1592.3	1596.8
Retained earnings	573.6	967.0
Minority interests	75.2	68.0
Deferred taxes	18.0	22.5
Long-term interest-bearing liabilities	27.8	50.0
Short-term interest-bearing liabilities	33.5	11.5
Other liabilities	673.2	541.0
TOTAL LIABILITIES & EQUITY	*2993.6*	*3256.8*

CASH FLOW STATEMENT	4th Quarter		Full Year	
(Figures in NOK million)	**2005**	**2004**	**2005**	**2004**
Ordinary profit before taxes	83.7	61.1	81.0	292.6
Changes in working capital	23.3	44.4	(51.4)	97.4
Other operating changes	23.9	(30.2)	212.9	18.3
Total cash flow from operations	130.9	75.3	242.5	408.3
Total cash flow from investments	(14.2)	(42.2)	(176.5)	(423.4)
Total cash flow from financing	(206.1)	(0.8)	(566.2)	(75.5)
Total cash flow for period	*(89.4)*	*32.3*	*(500.2)*	*(90.6)*
Exchange rate effect on cash	8.6	1.1	8.5	(9.8)
Opening cash balance	572.1	949.6	983.0	1083.4
Closing cash balance	491.4	983.0	491.4	983.0

EQUITY	Full Year	
(Figures in NOK million)	**2005**	**2004**
Opening balance	*2563.8*	*2575.8*
Net profit	8.3	179.3
Translation difference	118.5	(137.2)
Equity settled transactions	25.5	18.1
Other equity adjustments	(17.8)	(18.7)
Dividend paid	(321.3)	(53.5)
Purchase of own shares	(211.1)	-
Closing balance	*2165.9*	*2563.8*

FINANCIAL STATEMENT – FOURTH QUARTER 2005
(Continued)

INTERIM RESULTS *(Figures in NOK million)*	**4th Quarter 2005**	**3rd Quarter 2005**	**2nd Quarter 2005**	**1st Quarter 2005**	**4th Quarter 2004**
Operating revenues (MNOK)	675.1	701.3	686.7	599.2	663.5
EBITDA (MNOK)	126.4	107.8	42.8	46.5	96.1
Operating profit (MNOK)	78.7	72.5	(94.8)	10.2	57.8
Sales growth (year-on-year)	5.7	5.5	16.2	1.1	(6.8)
Gross margin (%)	37.7	37.1	34.4	33.2	36.8
Operating margin (%)	11.7	10.3	(13.8)	1.7	8.7
Earnings per share (NOK)	0.31	0.25	(0.55)	0.04	0.22
Earnings per share (NOK) fully diluted	0.31	0.25	(0.55)	0.04	0.22

NOTES:

The 2005 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). The financial figures for 2004 have been restated accordingly. The reconciliation between IFRS and NGAAP can be found at www.tomra.com. This quarterly report has been prepared in accordance with IAS19.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the terms of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group has in 2005 only to a limited extent used forward exchange contracts to hedge future cash flows in foreign currencies. No hedge accounting is applied and the current contracts are at 31 December 2005 stated at fair value of minus NOK 3.8 million and recorded as a payable (31 December 2004: NOK 1.0 million as receivable).

APPENDIX: SEGMENT FINANCIALS

SEGMENT	RVM Technology		Collection & Materials Handling		Recycling Technology		Other non-deposit activities		Group functions		Total	
(Figures in NOK millions)	4th Quarter		4th Quarter		4th Quarter		4th Quarter		4th Quarter		4th Quarter	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Revenue	356	328	201	189	117	44	1	102	-	-	675	663
- Nordic	*97*	*104*	-	-	*27*	-	-	-	-	-	*124*	*104*
- Central Europe & UK	*157*	*128*	-	-	*74*	*31*	-	-	-	-	*231*	*159*
- Rest of Europe	-	*4*	-	-	*1*	*8*	-	-	-	-	*1*	*12*
- US East & Canada	*102*	*92*	*105*	*107*	*10*	*4*	-	-	-	-	*217*	*203*
- US West	-	-	*96*	*82*	-	-	-	-	-	-	*96*	*82*
- Rest of World	-	-	-	-	*5*	*1*	*1*	*102*	-	-	*6*	*103*
Gross contribution	159	166	43	41	53	27	-	10	-	-	255	244
- in %	*45%*	*51%*	*21%*	*22%*	*45%*	61%	-	10%	-	-	*38%*	*37%*
Op. profit before other items	66	59	5	4	19	15	(8)	(16)	(3)	(4)	79	58
- in %	*19%*	*18%*	*2%*	*2%*	*16%*	34%	-	-	-	-	*12%*	*9%*

SEGMENT	RVM Technology		Collection & Materials Handling		Recycling Technology		Other non-deposit activities		Group functions		Total	
(Figures in NOK millions)	Full year		Full year		Full year		Full year		Full year		Full year	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Revenue	1183	1250	848	821	379	68	252	373	-	-	2662	2512
- Nordic	*377*	*439*	-	-	*83*	-	-	-	-	-	*460*	*439*
- Central Europe & UK	*433*	*438*	-	-	*203*	*41*	-	-	-	-	*636*	*479*
- Rest of Europe	-	*9*	-	-	*30*	*18*	-	-	-	-	*30*	*27*
- US East & Canada	*373*	*364*	*469*	*484*	*23*	*7*	-	-	-	-	*865*	*855*
- US West	-	-	*379*	*337*	-	-	-	-	-	-	*379*	*337*
- Rest of World	-	-	-	-	*40*	*2*	*252*	*373*	-	-	*292*	*375*
Gross contribution	541	635	196	184	174	43	39	49	-	-	950	911
- in %	*46%*	*51%*	*23%*	*22%*	*46%*	63%	*15%*	*13%*	-	-	*36%*	*36%*
Op. profit before other items	117	219	65	50	37	20	(132)	(56)	(20)	(16)	67	217
- in %	*10%*	*18%*	*8%*	*6%*	*10%*	*29%*	-	-	-	-	*3%*	*9%*
Investments	*109*	*147*	*72*	*48*	*142*	*196*	*2*	*4*	*0*	*0*	*325*	*395*
Assets	*1226*	*1116*	*694*	*569*	*477*	*259*	*5*	*231*	*592*	*1081*	*2994*	*3257*
Liabilities	*466*	*363*	*118*	*112*	*70*	*17*	*2*	*36*	*97*	*98*	*752*	*625*


TOMRA®

MANAGEMENT REPORT

2004



HELPING THE WORLD RECYCLE

LETTER FROM CEO // TOMRA'S ROLE IN THE RECYCLING LOOP //

CORPORATE RESPONSIBILITY // SHARES AND SHAREHOLDERS

CONTENT

DESIGN: UNION DESIGN
WWW.UNION.NO

PHOTOGRAPHERS:
TERJE HEIESTAD (PAGE 1, 9, 18
+ 4-5 IN ANNUAL REPORT)
JARLE NYTTINGNES (PAGE 8 AND 9)
DAMIEN HEINISCH (P 9)
POH-HOH STUDIOS (P 9)
TOR ÅS HAUG, MEDIAFOTO (P16)
MATS JOHANSSON (P17)
YUJI SAKAI (P19)

TO OUR STAKEHOLDERS

In 2004, the revenues for the Tomra Group increased by two percent from the previous year. Although this is not the growth we expect from TOMRA, the company has executed on a number of opportunities which lay the foundation for interesting growth avenues in the years to come. Over the past thirty-three years TOMRA has evolved from being a pure >>

While TOMRA's core markets generated low growth in 2004, it was still a year in which many market successes were achieved. In Sweden, the second highest revenue level ever was achieved due to high replacement sales. Germany continued to show a positive development, although the large potential related to deposit on non-refillable containers remains untapped. In the US, TOMRA confirmed its market leading position by securing a USD 6.5 million RVM contract with a New York-based retailer. California developed very positively after the introduction of higher deposit in the state, and we expect this market to continue the positive trend. On the RVM technology front in 2004, we also prepared for the launch of new machines for the small store and high-end supermarket segments. These machines will further strengthen TOMRA's product and technology leadership.

Despite the fact that a number of core markets have reached a certain level of maturity, we continue to believe in growth opportunities in deposit markets. We estimate that our systems presently collect 35 percent of all beverage containers in the world's deposit markets. There is room for growth in Germany, California, as well as within the small store segment – to mention a few. However, in order to truly realize our growth ambitions, TOMRA has positioned itself in segments outside deposit markets.

The non-deposit world makes up 85 percent of the beverage container universe, and therefore presents tremendous opportunities for TOMRA—if we can provide more cost-effective recycling solutions than are currently being used in these areas. Toward this end, we are positioning ourselves in two ways. First, we maintain that with current collection solutions in place for the foreseeable future, technology applications can generate considerable efficiency gains in the recognition, sorting and compaction of packaging material. The acquisitions of TiTech Visionsort and Orwak Group are the first steps for TOMRA to becoming a leading provider of recycling technology solutions to stakeholders responsible for collecting, transporting, sorting and eventually recycling various types of packaging materials.

Secondly, we have drawn on our technological expertise and the key learnings and experiences in deposit markets to develop a robust outdoor recycling center geared to re-defining the consumer collection process currently dominated by "bottle banks" and

>> reverse vending systems provider only in deposit markets to also becoming a global solutions provider within the recycling value chain. From automated container return and handling systems to material transport and processing, our solutions today serve as leading components in the world's most successful beverage container deposit systems. Through the acquisitions of TiTech Visionsort and Orwak Group and the further development of TOMRA's outdoor collection center, Tomra Recycling Center (TRC), we have now built a foundation for expansion also in non-deposit markets.

Erik Thorsen PRESIDENT & CEO



curbside systems. Market testing of the TRC concept has been initiated in the UK and will continue through 2005. The aim is to reach an industrialization phase in 2006. Testing of automated, outdoor collection center concepts have also been initiated in Japan. Numerous other countries could become potential markets for the collection center concept going forward.

The non-deposit market segment is a vital part of TOMRA's growth strategy. In 2004, the group invested over NOK 250 million in acquisitions and development projects to strengthen its footing in this segment. Simultaneously, our ambitions in deposit markets have by no means diminished.

After 19 years with the company, I have decided to leave TOMRA knowing that the entire TOMRA organization is stretching to reach its vision: to be the world's No. 1 provider of solutions that make it attractive for people to return packaging for reuse and recycling. We are still in an early phase of our quest to reach this vision, and a great number of opportunities exist in order for TOMRA to realize its growth ambition in the years to come.

Amund Skarholt will join TOMRA as the new CEO in April 2005.

TOMRA'S ROLE IN THE RECYCLING LOOP

Automation of the handling of empty deposit beverage containers in stores was the founding business case of TOMRA over thirty years ago. Today, TOMRA is not only a supplier of reverse vending machines (RVM's), but also a total solutions provider to stores and other stakeholders responsible for the collection, transportation, sorting and processing of packaging material including beverage containers, paper and other recyclable materials.

TOMRA's activities are in two main areas: the deposit segment covering beverage containers and the non-deposit segment including various types of packaging material. Within each of these areas TOMRA provides technology, services and solutions dependent upon the needs of each market. These activities are described in further detail on the next pages...

THE DEPOSIT LOOP



SUPERMARKET
TOMRA
Point of collection
Container collection, recognition, sorting and on-site materials handling through reverse vending technology
Compacted non-refillable containers
Consumer
Empty refillable containers
Logistics & data management
Transportation routing, cash/material flow control & deposit accounting/billing
Processing facility
Sorting, densification and bailing of beverage container material
SUPERMARKET
Point of sale
Recycling
DRINK
Beverage producer / bottler
Container production

DEPOSIT ACTIVITIES

Over the years, deposit on beverages containers has been implemented either by law or through independent industry initiatives in Europe and North America. The main deposit markets in Europe include Scandinavia, Germany, BeNeLux and Austria. In North America deposit has been implemented in eleven US states and ten Canadian provinces. Within the deposit segment, TOMRA offers solutions for the collection and handling of containers inside and outside stores, as well as pick-up, transportation, processing and data administration services.

RVM Technology

TOMRA's RVM technology solutions provide an efficient and convenient system of collecting and handling deposit beverage containers in stores. Correct identification of the empty beverage containers, combined with automatic sorting and accumulation, reduces the store's handling costs to a minimum. This idea formed the basis for TOMRA's start-up in 1972. The company's growth since that time has been driven by its ability to automate in-store handling operations in deposit markets around the world. While focusing its early product development on RVM's for refillable containers, TOMRA also developed equipment to handle non-refillable containers in the 1980's as these beverage containers started to gain more market share.

Worldwide TOMRA has an installed base of approximately 50,000 RVM's. With the exception of stores in Germany, most large stores in European and North American deposit markets have been automated. The small store segment, including gas stations and convenience stores, largely handles the redemption process of empty containers manually. Technology solutions for this segment have until now been too expensive to justify investment in RVM solutions.

With the recent clarification related to the legislation for deposit on non-refillable containers in Germany, one of the key priorities in 2005 for TOMRA will be to execute on this market potential. In Germany, approximately 9,000 RVM's are installed. Based on a food store universe of approximately 30,000 stores, the potential for additional RVM sales is significant.

Furthermore, TOMRA will expand its offering in 2005. A new machine targeting the small stores will be launched, which should enable penetration of this segment. Also, a superior RVM targeting high-end supermarkets will strengthen TOMRA's position in that segment. With these two machines in place, TOMRA will be able to provide tailored solutions to any retail store requirement.

RVM Technology	2004	2003
IN NOK MILLIONS		
Revenues	**1,250**	**1,259**
>> Nordic	439	465
>> Central Europe & UK	438	431
>> Rest of Europe	9	14
>> US East & Canada	364	349
Gross contribution	**631**	**693**
>> Gross contribution margin	50%	55%
Operating profit	**192**	**266**
>> Operating margin	15%	21%

Figures based on Norwegian GAAP

PRODUCT PORTFOLIO 2005/06
TOMRA's RVM portfolio covers the needs for small to large stores.



RVM Technology in Europe
Refillable containers still hold a dominant market position in deposit markets across Europe. One reason for this is that Europe is still a rather fragmented beverage market. Certain countries are still dominated by small to medium-sized regional brewers and bottlers. In these regions, short transportation distances can justify the cost of sorting, cleaning and transporting refillable containers between the brewery, the point of sale and back again. The process entails that the consumer returns the empty refillable containers to the store in exchange for the deposit amount. The containers are then picked up and returned to the bottler by the same truck that delivers full containers to the store. This closed-loop system is the most efficient way of transporting containers between the bottling-plant and point of sale. As such, TOMRA's role in the refillable container loop is limited to the sale and service of equipment for collection and handling of in-store logistics.

In Norway, Sweden, Denmark, Finland and Germany deposit has been implemented also on non-refillable containers. Similar to the refillable deposit systems in Europe, TOMRA's role in the deposit loop in the Nordic region consists largely of the sale and service of RVM's and related backroom equipment. Non-profit clearing house companies owned by the beverage and retail industries, have been established to handle the cash clearing between different stakeholders, as well as the transportation, processing and recycling of empty non-refillable containers. In Germany, these activities have up until today largely been coordinated by food store chains.

In addition to the sale and service of RVM's and on-site materials handling systems, TOMRA also provides data administration services to the clearing-house companies. These services include accounting for deposit charges and handling fees on behalf of retailers. These services are highly automated through TOMRA-developed communication software and commercial online communication systems.



In Europe, the backroom is just as important for speed and efficiency as the machine in the front. TOMRA has developed sophisticated and flexible solutions that can be tailored to store size and need.

RVM Technology in North America
In North America non-refillable containers are the dominant packaging type. The US beverage industry has consolidated and centralized its production facilities. Consequently, transportation distances between bottling facilities and end-user markets have increased. Non-refillable containers are therefore the preferred packaging solution. Used non-refillable containers are either thrown away or returned for deposit and recycled at retail locations. TOMRA sells, leases and services RVM's to retail stores, while also providing data administration services.


CONTAINER CAPACITY
UNO
T-205
T-X2
T-605
T-710
T-83 HCp
T-820

The TOMRA 83 HCp is especially suited for the non-refillable market with its built-in compactor, ensuring high capacity and less transportation volume.

Collection & Materials Handling

In North America TOMRA has taken on an expanded role from only being the provider of reverse vending systems to also include materials handling services and collection centers operations outside of stores.

Collection & Materials Handling	2004	2003
IN NOK MILLIONS		
Revenues	**821**	**831**
>> US East & Canada	484	536
>> US West	337	295
Gross contribution	**184**	**160**
>> Gross contribution margin	22%	19%
Operating profit	**49**	**34**
>> Operating margin	6%	4%

Figures based on Norwegian GAAP

Materials Handling in US East & Quebec, Canada

In deposit markets, the sale and service of reverse vending systems is TOMRA's core business area. In order to develop cost-efficient handling systems for all stakeholders in the container recycling value chain, TOMRA has over the years, together with various industry partners, expanded into materials handling services through several acquisitions and joint ventures in the US east coast deposit states and in Quebec. TOMRA's activities in North America therefore also include:

>> *Logistics management: Through recognition and collection of containers, TOMRA accumulates data from each transaction for administrative use. This information is used to schedule optimal pick-up routes. TOMRA operates its own transportation network in certain states, while outsourcing certain other operations.*

>> *Materials processing: TOMRA operates eight processing plants for sorting, cleaning, shredding, flaking, crushing and bailing the different materials into optimal recycling forms.*

>> *Materials marketing/trading: In accordance with local deposit legislation, beverage bottlers own all container materials collected by TOMRA. TOMRA takes possession of these materials only after securing commitments from recyclers who purchase the material. No major risks are tied to materials marketing/trading.*

Compensation for materials handling operations is a fee from bottlers linked to volume of containers picked-up, processed and marketed by TOMRA. As such, revenue and margins in this segment experience seasonal swings that mirror the seasonality in sales of beverages.

Focus in 2005 will be to continue to generate cost efficiencies in existing materials handling operations. Further outsourcing of processing operations and automation of various work processes will contribute to improve profitability.

Collection & Processing in California

In California, the deposit system for non-refillable containers is organized differently from traditional systems in the rest of the US and Europe. Under the deposit law, stores with more than USD 2 million in annual sales are obliged to guarantee that a collection center is operated in the vicinity of one half of a mile radius from its location. These collection centers are owned and operated by third parties. A consumer may return empty containers to a collection center or a scrap dealer and in return receive the deposit amount. TOMRA owns and operates 395 centers out of a total of approximately 1,900 collection sites in California. In order to maximize the value of collected material through efficient integration of the value chain, TOMRA also operates its own transportation infrastructure and four processing facilities.

In accordance with the California deposit law, collection center operators in California take ownership of the returned containers. TOMRA's revenue model in California therefore comprises; material sales, which historically represent sixty to seventy percent of annual revenue; handling fees from the state of California (20-30 percent); and subsidies from bottlers for plastics and glass.

In 2004 TOMRA met or exceeded all of its internal goals in California. The increase in deposit on beverage containers contributed to revenue growth of 14 percent to NOK 337 million and an improved operating margin of 10 percent. TOMRA anticipates continued growth in California in 2005.


Recycling Center

Collection center in California



Pick-up and transportation



Sorting of beverage containers at processing facility



Material compaction

NON-DEPOSIT ACTIVITIES

TOMRA's operations and development activities within the non-deposit segment are geared towards offering technology solutions to stakeholders involved in collection, transportation, sorting and processing of recyclable packaging materials. These materials are not covered by a deposit, hence the term "non-deposit" packaging.

THE NON-DEPOSIT LOOP



Material Recovery Facility (MRF)
TOMRA TiTech
Sorting of commingled material streams into specific material fractions
TOMRA Orwak Group
Extreme compaction of materials ready for transport
Sorted and compacted material
Residential waste to landfill
Uncompacted material
Compacted material
Collection points
Consumers return packaging to igloos, in curbside systems, etc.
Incineration plant
Volume reduction and energy recovery
Consumer
TOMRA
Tomra Recycling Center (TRC)
Recycling
TOMRA Orwak Group
SUPERMARKET
Retail outlet
Collection, pre-sorting and compaction of bulk packaging material such as cardboard, plastic & paper at the retail outlet
Packaging production
NEWS
Other applications
Products such as newspaper, textiles, asphalt, etc.

The global trend for waste management is clearly positive: the era in which landfills represent the primary solution for dealing with waste materials is coming to an end. Decreasing landfill space and the desire to avoid the negative environmental effects associated with landfills are the main reasons behind this trend. Increasingly there is also growing acceptance that almost all waste material is in fact a resource that can be recycled, composted, or used to produce energy. In moving in this direction, more and more countries are enacting strict regulations to encourage the recovery of these resources and reduce the amount of waste going to landfills to an absolute minimum.

The recovery of all packaging from the waste stream, particularly rigid beverage containers, goes a long way in reducing waste volumes. Many governments have therefore implemented legislation designed to incentivize stakeholders to achieve targeted recycling levels. In Europe for example, the EU has required through its Packaging and Packaging Waste Directive that the majority of its member states should recycle at least 55 percent of all packaging materials by 2008. Many EU countries are substantially below this level at present, and will need to make changes to the way they recycle in order to reach this target.

About 85 percent of packaged beverages being consumed today are in non-deposit markets, yet there are virtually no technology-based collection solutions currently operating in this market segment. As the demand on stakeholders to remove packaging from the waste stream accelerates, the need for cost-effective recycling methods will increase. TOMRA maintains that three main conditions need to be present in order to recover a high rate of packaging and recycle these resources in a cost-effective way. These conditions are high participation from consumers, effective transportation and the ability to sort packaging into clean material fractions. Current collection systems such as bottle banks and curbside programs are unable to fulfil these conditions.

The majority of the world's collection and recycling infrastructure is based on manual solutions such as "bottle banks" and curbside systems. The inefficiencies created by these systems include commingling of material fractions requiring extensive sorting prior to recycling, as well as high costs created by the pick-up and transportation of non-compacted material.

Recycling Technology

As collection solutions such as bottle banks and curbside programs are expected to form the basis of many recycling systems in non-deposit markets going forward, cost-saving opportunities do exist. TOMRA has positioned itself by offering technology equipment to stakeholders which are geared to improve efficiencies in existing value chains. TOMRA has recently acquired two companies, both of which are market leaders within their respective niche segments.

Recycling Technology	2004
IN NOK MILLIONS	
Revenues	**68**
>> Central Europe & UK	41
>> Rest of Europe	18
>> US East & Canada	7
>> Rest of World	2
Gross contribution	**46**
>> Gross contribution margin	68%
Operating profit	**14**
>> Operating margin	21%

Figures based on Norwegian GAAP







TiTech Visionsort AS, which was acquired in mid-2004, represented the first step in expanding TOMRA's recycling technology focus. TiTech is the global market leader within the optical sorting solutions segment. The company's solutions allow large material recovery facilities to sort a greater amount of i.e. plastic and paper volume at a lower cost than traditional, labor-intensive solutions in place today. TiTech has installed approximately 700 systems world wide and currently has activities in countries such as Germany, Spain, the United Kingdom, Italy, Japan and the United States. The company increased annual revenue by 30 percent to NOK 114 million in 2004, and is well positioned for further growth and expansion.



TiTech is the global market leader within the optical sorting solutions segment.



Orwak Group is a leader within the small and large compactor markets



In February 2005 TOMRA acquired Orwak Group AB. Orwak Group develops, manufactures and sells compactor solutions to various retail industries, as well as large industrial compaction solutions to material recovery facilities and other industries. The compaction solutions allow its customers to reduce storage needs for empty packaging and significantly reduce transportation costs through extreme volume reduction. With over 50,000 units installed worldwide, the Orwak Group is considered to be a leader within the small and large compactor markets. Orwak Group generated revenue of NOK 265 million in 2004. In 2005, the company aims to consolidate its position in established markets and further develop a platform for growth in new markets.

TOMRA's overall goal in this segment is to become a world leading provider of recycling technology equipment. In 2005, TOMRA will consolidate its ownership positions in TiTech and Orwak Group and support the companies in further growing and developing their businesses. Considerable market and technology synergies exist between TOMRA, Orwak Group and TiTech. Together, these three companies will be able to deliver a broad range of solutions to stakeholders in the recycling process in non-deposit segments.

Other non-deposit activities

Tomra's other activities in non-deposit markets include its operations in Brazil and activities related to the development of automated, outdoor collection center concepts in non-deposit settings.

Other activities	2004	2003
IN NOK MILLIONS		
Revenues	**373**	**373**
>> Rest of World	373	373
Gross contribution	**49**	**55**
>> Gross contribution margin	13%	15%
Operating profit	**(66)**	**(42)**

Figures based on Norwegian GAAP

Collection & Processing in Brazil

In the early 1990's the littering of used aluminum containers in Brazil was becoming an environmental hazard, and the recycling rate at this point equalled approximately 20 percent. Politicians seriously discussed introducing deposit on used aluminum containers if the beverage industry did not solve the littering problem. At the behest of political pressure the industry has over the past decade established a manual collection system of aluminum beverage containers based on a monetary incentive for the consumer covered by the intrinsic value of the container material. Today, the recycling rate for aluminum containers exceeds 80 percent.

Based on the established collection system of aluminum containers, TOMRA's current activity in Brazil is geared to the manual collection, processing and smelting of aluminum containers. TOMRA operates Brazil's largest aluminum used beverage container collection network, with a market share of approximately 25 percent. All volume generated through TOMRA's network is sold to Rexam, which is the world's largest aluminum can producer. The system in place therefore truly represents a closed recycling loop. In 2005, TOMRA's main priority in Brazil is to continue to streamline operations in order to improve profitability further.

Development Activities

TOMRA continues to believe that the most efficient recycling systems involve recognition, sorting and compaction of material at the point of collection. With this in mind, TOMRA has for the past four years invested significant resources in R&D projects dedicated solely to the development of a new technological platform for non-deposit markets. The key objective has been to create a fully automated, low cost and low maintenance recycling center concept that could be installed in an outdoor, unattended setting. The first operational center has been constructed, including completely new and patented systems for material reception, recognition, sorting, and compaction. Though still not ready for serial production, TOMRA has made major breakthroughs in its R&D and market development work, and is now looking at two main markets in which one could successfully position TOMRA's technological and systems expertise: the UK and Japan.

The first Tomra Recycling Center (TRC) began market testing in November 2004 outside a TESCO retail store in the United Kingdom. TESCO is one of the world's leading retailers with over 2,300 stores in twelve countries. An expanded test is scheduled to run through 2005. After a potential positive conclusion to the pilot test, a full roll-out of the TRC is targeted for 2006.

TOMRA initiated testing of recycling centers in Japan based on existing RVM technology several years ago. In October 2004 TOMRA started field testing of this concept in the Tokyo/Yokohama area together with Sumitomo Corporation, a leading Japanese industrial conglomerate with over USD 16 billion in annual revenue. The test pilot is scheduled to run through the first quarter 2005. A successful conclusion to this test could lead to a potential partnership with Sumitomo whereby the aim is to establish a base for further nation-wide expansion in Japan.







The first TRC installation placed outside a TESCO store in the UK


TESCO

Since the development work on the TRC was initiated in 2001 TOMRA has invested approximately NOK 60 million into the development of the center. Most of the breakthrough research and development work has now been completed. However, as market testing escalates in the UK and further development of the center concept is required prior to an industrialization phase, significant investment needs remain. In 2005 this is estimated to equal between NOK 40 and 50 million dependent upon the project scope.

TOMRA's goal is to position its TRC technology in non-deposit markets where current systems are unable to fulfil recycling levels and/or meet certain minimum system cost levels. Despite TOMRA's ambitious goals, existing systems such as bottle banks and curbside are expected to be the preferred collection solution in non-deposit markets. TOMRA's front-end collection strategy is therefore viewed as being fully compatible with its newly expanded recycling technology equipment strategy.







TOMRA and Sumitomo Corporation have teamed up to install eight pilot test centers in the Tokyo/Yokohama region in Japan.

DELIVERING STAKEHOLDER VALUE

Tomra's greatest contribution to society is delivered through continued development and operation of attractive and more efficient recycling solutions.

TOMRA publicly embraced the principles of corporate responsibility with the formulation of TOMRA's Corporate Responsibility Policy in the year 2000. This came about as an acknowledgement of the fact that TOMRA impacts the environment, society and people through its actions every day. Since then, TOMRA has been reporting annually on its non-financial performance in an attempt to understand, manage and mitigate any negative impacts that are generated. The overall objective of TOMRA's corporate responsibility engagement is to demonstrate that it is possible for an industrial corporation such as TOMRA to create long-term positive value for all stakeholder groups.

TOMRA's business concept combined with TOMRA's commitment to transparent reporting of non-financial performance has contributed to ensuring TOMRA's position as a favorite socially responsible investment (SRI) object with long standing memberships in all major SRI indices and rankings.

In January 2005 this reputation was further strengthened as the Global 100 initiative (www.global100.org) identified TOMRA as being one of the 100 most sustainable corporations in the world.

TOMRA'S CORPORATE RESPONSIBILITY FRAMEWORK

TOMRA maintains several documents and policies clarifying the philosophies, values, ambitions and expectations that are fundamental to our business practice worldwide.

This year TOMRA completes this framework with the planned introduction of a comprehensive Code of Conduct which is applicable to all TOMRA leaders, employees and contractors.

» Mission, Vision, Business Concept, and Core Values
These key documents set out TOMRA's reason for being; our overarching goal for the future; our strategy to get there; and the fundamental values that describe and guide us in our day-to-day efforts.

» Corporate Governance Policy
Corporate Governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers.

» Corporate Responsibility Policy
The Corporate Responsibility Policy describes TOMRA's objectives in internalizing and minimizing any potentially negative impacts on society in wider terms.

» Code of Conduct
TOMRA's Code of Conduct is setting out the requirements and expectations that TOMRA, as an employer, have to the responsible, professional and ethical conduct of all its employees.

All the above documents are available through the Corporate Responsibility section of TOMRA's website at www.tomra.com

KEY NON-FINANCIAL FIGURES

Key operational data is collected from all majority-owned subsidiaries annually. The collected data is verified and analyzed, aggregated to group level and publicly presented. This year, the TOMRA Group reports publicly on its non-financial performance in a comparable format for the fourth consecutive year.

		2004	2003	2002	2001
IMPACT ON ECONOMY					
Reporting scope *1)*	% of group revenue	99	99	99	100
Operating revenue	MNOK	2 512	2 463	2 674	2 924
Value added	MNOK	1 003	994	1 139	837
:: Hereof salaries	MNOK	742	717	704	779
:: Hereof taxes	MNOK	87	87	126	35
:: Hereof dividend	MNOK	321	54	45	36
:: Hereof financial expenses	MNOK	13	27	29	7
:: Hereof minority interest	MNOK	15	18	24	31
:: Hereof retained in business	MNOK	(175)	91	211	(51)
Expenses	MNOK	1 343	1 296	1 342	1 847
Equity	MNOK	2 270	2 594	2 470	2 631
Return on equity	%	4.7	6.7	10	(0.3)
IMPACT ON ENVIRONMENT					
Energy consumption	GWh	107	90	106	92
Carbon dioxide emissions	Metric tons	30 900	27 300	27 900	22 400
Water usage	Cubic meters	63 200	178 000	30 600	30 100
Waste generation	Metric tons	1 470	1 650	1 750	1 900
Used beverage container throughput *2)*	Billion units	25.7	26.0	26.2	25.1
Material, secondary processing	Thousand metric tons	352	337	319	350
Aluminum reclamation	Thousand metric tons	42	46	49	44
Waste sorting by TiTech Visionsort *3)*	Thousand metric tons	2 100	-	-	-
IMPACT ON PEOPLE					
Number of employees	#	1 972	1 976	2 048	1 994
Female employees	%	17	20	19	19
Female managers *4)*	%	16	18	-	-
Ethnic minority employees *5)*	%	28	27	27	25
Reportable injuries *6)*	#	187	253	308	359

Value Added

Value Added (VA) is a term describing the economic benefit created within an organization calculated as follows; VA = Operating Revenues – COGS and Depreciation. VA is also used as a factor for normalizing environmental impact in the 'eco-intensity' indicator used by TOMRA to express environmental performance over time. Eco-intensity should be reduced to achieve less resource usage per unit of value creation.

1) TOMRA's subsidiaries in France and Switzerland are not reporting. TiTech Visionsort is partially included in 2004.
2) Estimated throughput of containers in reverse vending machines manufactured by TOMRA.
3) TiTech Visionsort AS' installed capacity (owned and operated by customers, half-year effect from august 2004).
4) 'Manager' is defined as a leader with at least one directly reporting employee
5) 'Ethnic minority' is defined as an employee that is considered an ethnic minority in his or her country of employment
6) 'Reportable injury' is defined as an injury that requires medical attention beyond first aid.

IMPACT ON ECONOMY

With operations in more than 45 markets around the world, TOMRA interacts economically with consumers, customers, suppliers, employees, shareholders and authorities.

Given the premise that TOMRA's business operations are contributing positively to the state of the environment, this economic contribution confirms TOMRA's fundamentally positive impact on societies.

Direct Economic Interactions

In fact, of the entire economic value added generated within TOMRA in 2004, 82% was returned to society through salaries and taxes, up 1% from 2003. Extraordinary dividends of MNOK 321 were distributed to shareholders for 2004, up from MNOK 54 in 2003, resulting in a negative figure of MNOK 175 retained in business for 2004.

The economic impact diagram illustrates the mutual relationships TOMRA have with key stakeholders, and how key process inputs are transformed to process outputs, resulting in a value added generated of MNOK 1,003.

Only direct relationships are included in the diagram, and in reality, the indirect economic effects will be significant. Taxes paid to governments will be used to fund public services such as healthcare and education, salaries paid to employees will be used for providing the needs of families, and payments to suppliers will help secure jobs in other companies supplying different kinds of products and services.

Efficient Recycling Solutions Reduce Cost for Societies

While TOMRA's direct economic impacts are similar to those of most commercial enterprises, the business of promoting and operating efficient recycling solutions contributes even more positively towards society and taxpayers.


Investors
Governments
Taxes
MNOK 87
Dividend
MNOK 321
Paid-in capital
MNOK 1,579
Suppliers
Technology components
Manufacturing services
Research partners
Transportation and energy
Business services
Financial services
Legislation
licenses, etc
Products delivered
Reverse vending systems
Recycling centers
Non-deposit technology products
Technical services
Expenses MNOK 1,343
TOMRA
Revenues MNOK 2,512
Commodities processed
PET
Aluminum
Glass
Other
Recyclers
Consumers
Corporate
Muncipal
Total Value Added: MNOK 1,003
Retained in business MNOK (175)
Goods and Servises
Goods and Servises
Commodities recycled
Aluminum
Labour and
Competence
"Social license
to operate"
Recycling services,
employment, etc
ECONOMIC
IMPACT
DIAGRAM
Salaries
MNOK 742
Employees
Communities

TOMRA's recycling solutions help to reduce the costs for our customers to operate recycling schemes. This is achieved through TOMRA's focus on advanced material sorting (increasing the value of collected packaging material) and material compaction (reducing the cost of packaging material transportation and logistics).

Increased recycling rates reduce the need for developing new landfill capacity. Finding acceptable and appropriate locations for new landfill sites is an increasing problem for authorities around the world as public opposition to wasteful uses of land and material emerges along with increasing economic activity and environmental awareness in the population.



IMPACT ON ENVIRONMENT

The environmental benefits resulting from TOMRA's recycling activities far outweighs the environmental costs incurred in the process. This means that TOMRA delivers something quite unique for an industrial corporation; a net positive environmental balance.

Environmental Benefit

Around 26 billon individual beverage containers - or about 5 million metric tons of packaging waste - are collected through front-end collection systems delivered by TOMRA annually, and all this material is collected in a way that makes it suitable for direct reuse or high-value materials recycling.

While much of the collected material is owned and processed by other recycling operators, TOMRA itself processes, recycles and markets about 400,000 metric tons of aluminum, plastics, steel and glass packaging each year.

With the acquisition of TiTech Visionsort, TOMRA is now also involved in automated sorting of commingled packaging waste in non-deposit market segments. Sorting of such waste ensures that recyclable material such as paper, plastics, glass and metals are diverted from non-productive end-treatments such as landfill or incineration and back into productive use.

TiTech Visionsort products and services help improve material quality and reduce costs associated with single-stream waste collection and recycling. Single-stream collection is the trend for many curbside collection communities, particularly in the United States.

In the last six months of 2004 since TiTech Visionsort was acquired by TOMRA in August, about 2 million metric tons of packaging material has been sorted out from the waste-stream around the world by equipment delivered to customers by TiTech Visionsort.

By ensuring that recyclable materials are separated out from the general waste stream and reused for new applications, TOMRA helps to preserve natural resources and to reduce energy usage. In addition, increased recycling of packaging contributes to a reduction of litter, reduced need for landfill capacity, and, reduced waste management costs for taxpayers, municipalities and governments.


Energy usage 2001-2004
GWh
Vehicle fuels
Grid electricity
Natural Gas
Total GWh
Eco-intensity, energy
MWh / VA
Eco-intensity
Target 2007
Emission of Carbon Dioxide 2001-2004
metric tons x1000
Total tCO2
Eco-intensity, greenhouse gas emissions
tCO2 / VA

Environmental Cost

As most industrial organizations, TOMRA's operations generate certain negative impacts on the environment during the production phase. The most significant negative impacts are measured annually and included in TOMRA's environmental program, details of which is available at TOMRA's website.

Energy usage

TOMRA's total energy consumption in 2004 equals 107 GWh. This includes all energy from electricity, natural gas and vehicle fuels. About one-third of the electricity usage is reported to be generated from hydro-electricity sources with no resulting greenhouse gas emissions. The aluminum reclamation facility in Brazil is the single largest energy user within the TOMRA group, followed by the vehicle fleet.

Greenhouse gas emissions

TOMRA's emissions of greenhouse gases follows the usage of energy closely. We record an increase in calculated greenhouse gas emissions, primarily derived from an increased use of vehicle fuels used during 2004 compared to 2003. This increase coincides with an increase in the tonnage of recycled material handled by TOMRA.

Waste generation

TOMRA measure the generation of waste within manufacturing of RVM's, in the sales and service organizations, and within the material handling operations. Combined, a total of 1.470 metric tons was generated, down from 1,650 metric tons in 2003. 65% of all generated waste was separated and delivered to waste contractors for recycling.

Electronics recycling is a rapidly emerging issue in Europe and elsewhere. TOMRA have established recycling programs for used RVMs in many markets, and in 2004 close to 50% of all RVMs removed from the market were either refurbished and reused, or recycled in keeping with the spirit of the Waste Electrical and Electronical Equipment (WEEE) Directive which will come fully into force in the European Union in 2006. The EE-waste fraction shown in the waste composition pie chart includes only EE-waste from manufacturing and service units and no complete scrapped RVM's.

The aluminum reclamation facility in Brazil generates significant amounts of by-products from the reclamation process, equaling approximately 11,000 metric tons. These by-products are resold as industrial input with appropriate approvals from local environmental authorities. 750 metric tons of waste output from the aluminum reclamation process was sent to landfill in 2004.

Water usage

TOMRA reported a significant increase in water usage and discharge for 2003. This was explained by increasing level of activity related to the destruction of expired beverage products on behalf of the beverage industry. For 2004 we see water consumption coming down significantly as TOMRA has chosen to outsource some of the product destruction activities. The variations seen in water usage continue to make it difficult to formulate a new eco-intensity target for water usage and consumption. TOMRA will continue to monitor the development in water usage and discharge.


Eco-intensity, waste generation (RVM business)
metric tons / VA
5,0
4,0
3,0
2,0
1,0
0,0
2001
2002
2003
2004
Eco-intensity
Target 2007
Eco-intensity, water usage
cubic meters / VA
200
150
100
50
0
2001
2002
2003
2004
Eco-intensity
Target 2007


Waste Composition 2004 (RVM Business)
White Office Paper
Mixed Office Paper
Cardboard
Unsorted
Plastics
Hazardous
Metals
Wood
Electric and Electronic

IMPACT ON PEOPLE

In TOMRA's definition, the social dimension of the triple-bottom line primarily relates to people. TOMRA interacts with people in different roles; customers, consumers, suppliers, regulators, business associates, and of course, employees. It is TOMRA's ambition to relate to people in a professional and ethical manner, also when difficult issues are being discussed.

Employees

During 2004, TOMRA went through a process of aligning our cost base to our current business volume and activity level. This process resulted in a number of lay-offs due to organizational changes. The manpower reduction was conducted in cooperation with TOMRA's internal employee associations' and did not result in any legal proceedings towards TOMRA.

Employee overview, end of year	2004	2003	2002	2001
Number of employees	1 972	1 976	2 048	1 994
Female employees, %	17	20	19	19
Female managers (of all managers), %	16	18	-	-
Ethnic minority employees, %	28	27	27	25
Reportable injuries	187	253	308	359

Occupational Health and Safety

TOMRA has focused strongly on reducing the number of work related accidents over the past years. While the number of reported injuries is still unsatisfactorily high in certain parts of the organization, the trend is positive and reflects the attention that has been placed on this important issue in recent years.

Code of Conduct

TOMRA plans to introduce a new Code of Conduct for all leaders and employees in 2005. The introduction of the code was announced last year, but the launch was postponed due to implementation of other organizational measures. The code is intended to clarify the professional and ethical standards that all TOMRA representatives must agree to comply with.

Core Values

Integrity, Innovation, Personal Initiative, Fighting Spirit, and Enthusiasm. These five elements stand at the center of TOMRA's value structure, representing the core values of the corporation. We consider these principles to be intrinsically important for the success of our organization, and the basis for the way we conduct ourselves as we strive to achieve our business goals.

In 2000, TOMRA introduced the Values in Practice (VIP) Award with the purpose of further strengthening the practice of our Core Values. Winner candidates have through their outstanding practice of our Core Values impacted achievement of defined business goals, and are recognized as role models.

Community Involvement

The earthquake disaster that resulted in so much loss of life during Christmas 2004 made a deep impact on all TOMRA employees. TOMRA employees throughout the Group donated a total of NOK 144,955 through an internal fundraising campaign. Tomra Systems ASA matched this amount and added an additional contribution, bringing the total donation from TOMRA to Save the Children to NOK 320,000 (equivalent to € 38,777 or USD 52,444).

Further Information

For further details on TOMRA's Corporate Responsibility initiatives, and for information on who to contact with your questions or comments, please visit the Corporate Responsibility section of TOMRA's corporate website at www.tomra.com.

SHARES AND SHAREHOLDERS

Shareholder Policy
The principal goal of TOMRA's shareholder policy is to protect shareholder rights and interests. This goal is achieved by effectively managing the company's resources in order to generate acceptable short-term operating and financial goals balanced by the costs of investing in projects to secure a pipeline of long-term market opportunities for the company within acceptable risk parameters. TOMRA has no limitations on the transferability of shares and has one class of shares. Each share entitles the holder to one vote.

Investor Relations Policy
TOMRA endeavours to provide its shareholders and the financial markets with information in so much detail and so frequently that the TOMRA share price correctly reflects the underlying values and the future growth potential of the company. An important element in achieving this goal is the coordination of meetings with investors in Europe and North America after every quarter. In addition, management seeks to make itself available for meetings with analysts and investors upon request. All important information affecting TOMRA is reported immediately, and such information shall be made available to all players in the financial market on an equal basis.

Dividend Policy
TOMRA seeks to ensure a high return on investment for the shareholders over time in a combination of dividends and capital gains. It is TOMRA's policy to maintain a high equity ratio to provide a platform for the company's high growth expectations. Subject to financing needs for TOMRA's growth, TOMRA shareholders can expect a dividend distribution of around twenty percent.

Corporate Governance Policy
In TOMRA (the Company) corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers. The following Corporate Governance Policy has been approved by the Board of Directors, and will be reviewed annually or more often if deemed necessary.

TOMRA Investor Relations contacts:

Fredrik Witte
Vice President, Chief Analyst & Investor Relations Officer
Telephone: +47 6679 9290
Fax: +47 6679 9250
Mobile: +47 9701 6769
E-mail: fredrik.witte@tomra.no

Helena Vatnebryn
Investor Relations Coordinator
Telephone: +47 6679 9219
Fax: +47 6679 9250
Mobile: +47 9888 4277
E-mail: helena.vatnebryn@tomra.no




1. Role of the Board and Management
The Board of Directors is elected by the shareholders to oversee the management and to assure that the long-term interests of the shareholders and other stakeholders are being served.

2. Functions of the Board
Areas of responsibility: In addition to its general oversight of management, the Board also performs a number of specific functions, including:

a. reviewing, approving and monitoring fundamental business and financial strategies and major corporate actions;
b. selecting, hiring and determining the compensation of the CEO, setting his/her goals and ensuring his/her development;
c. reviewing control routines within among other; the accounting, controlling, IT and budgeting functions;
d. assessing major risks facing the Company and reviewing mitigating options;
e. providing counsel on the selection, evaluation and development of senior management; and
f. ensuring processes are in place for maintaining the integrity of the Company.

Evaluation of TOMRA personnel and management: In order to meet the Company's goals, every employee including top management, completes an annual Performance Evaluation with their manager. Job Discussions between managers and their subordinates are held in order to define goals to be reached in the coming year. On a regular basis, the Board completes a systematic review of top management, including an annual evaluation of the CEO. Through these processes, the Board seeks to ensure that all employees and management are focused on developing the Company in a coordinated way.

Board meetings: The Board holds 6-8 regular meetings per year. Two of these meetings are held at TOMRA subsidiaries abroad and are tied to specific, strategic market opportunities. Given the extensive time required for TOMRA Board activities, TOMRA Board members are encouraged to restrict themselves to a maximum of five major board memberships.

3. Board Committees
The Board will at all times have an Audit Committee, a Compensation Committee, a Nominating Committee and any other committees the Board deems appropriate. Each Committee will perform its duties as assigned by the Board and in compliance with the Committee's charter.

Audit Committee: The Audit Committee, which consists of two external, non-executive Directors, is appointed by the Board to assist it in fulfilling its responsibilities to oversee the Company's internal accounting and audit processes, in monitoring the annual and interim financial reporting and assessing the independence of the external auditors. The Committee also provides guidance in identifying, understanding and assessing the Company's operational and financial risk.

Compensation Committee: The Compensation Committee, which must consist of minimum two external, non-executive Directors, assists the Board in fulfilling its responsibilities to determine the compensation policy of the Tomra Group, the compensation of the CEO of TOMRA, any share option programs and pension programs for TOMRA management, and any bonus system and pension programs for TOMRA employees. The Committee also monitors the implementation of the TOMRA compensation policy.

Nominating Committee: The Committee, which consists of the TOMRA Board Chair and two external and independent representatives, is appointed by the Board to evaluate and nominate new candidates for the Board, for election by the Annual General Assembly.

4. Size and Selection of Board
Size of Board: The Board believes six to eight members is an appropriate size based on the Company's present activity and business complexity. TOMRA's Board of Directors is currently made up of six non-executive members.
Election process: External Board members, including the Board Chair, are directly elected by the Company's shareholders. Two Board members are elected from and among TOMRA employees in Norway in compliance with Norwegian regulations.

5. Independence of Board of Directors
All external Directors will be independent. To be defined as independent, an external Director:

a. must not have been employed by the Company in the previous three years;
b. must not have any common interests with other Board members or the CEO; and
c. must not have, or represent, significant business relationships with the Company.

6. Compensation of the Board of Directors
The Board of Directors will annually review and recommend the form and amount of Board member compensation. The Board will also prepare a proposal to be agreed by the Annual General Assembly in respect of the annual remuneration of the Directors.

In recent years it has been TOMRA practice to pay the external Directors a fixed monetary compensation. The employee members of the Board are paid a lower fixed amount, since it is assumed that Board work is undertaken during work hours paid by TOMRA. Remuneration for both external and internal Directors may also incorporate stock options and other forms of compensation.

7. Self-Evaluation of Board of Directors
The Board and each of its committees will conduct an annual self-performance evaluation to determine whether the Board and each of its committees are functioning effectively. The review will be discussed in the full Board once a year.

8. Ethics and Conflicts of Interest
The Board expects TOMRA Directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to Tomra Group Code of Conduct and the Company's Core Values. If an actual or a potential conflict of interest arises for a Director, the Director shall promptly inform the Board Chair or the CEO. If a significant conflict exists and cannot be resolved, the Director should resign.

9. Reporting of Concerns to Non-Employee Directors
Anyone who is concerned about TOMRA's conduct in any field, including accounting, internal accounting controls or auditing matters, may communicate the concern directly to any non-employee Director or to members of the Audit Committee. Such communication may be confidential or anonymous. Any such communication should be submitted in writing, marked "Personal and Confidential", and sent to TOMRA's headquarters marked "Tomra Audit Committee" or with the name of any non-employee Director marked "Personal & Confidential".

Crofts, Tracey (LO)

To: Hussey, Matthew (LO)

Subject: FW: HUSSEY/MATTHEW JAMES MR 22FEB LHR HEL

Have book taxi Addison Lee - 020 7387 8888 (our account no: 21360). Your reference number for this is 639358. They have advised to order cab for 4.30 to get to the airport by 6.00! (they normally allow 2 hours for rush hour traffic) so I have ordered it for 4.30. Still no feedback on car quote from airport to business meeting yet.

Please see your e-ticket and hotel details.

From: THE TRAVEL SYNDICATE (AGENTID00341391) [mailto:emailserver@pop3.amadeus.net]
Sent: 21 February 2006 15:58
To: Crofts, Tracey (LO)
Subject: HUSSEY/MATTHEW JAMES MR 22FEB LHR HEL

HUSSEY/MATTHEW JAMES MR 22FEB LHR HEL

```
                                      DATE 21FEBRUARY06
                                      BOOKING REF YW226I

                                      HUSSEY/MATTHEW JAMES MR

SERVICE         FROM                  TO                     DEPART  ARRIVE
-------------   ------------------    --------------------   ------- -------
TICKET                 22FEB LONDON
                       WED   AN ELECTRONIC TICKET HAS BEEN ARRANGED.
                             PLEASE PROCEED TO CHECK-IN WITH BA WHERE YOUR
                             BOARDING PASSES WILL BE ISSUED.
                             E-TICKET NUMBER: 125-5222745459

BRITISH AIRWAYS - BA 6036
WED 22FEB       LONDON GB             HELSINKI FI            0730     1220
                HEATHROW              HELSINKI VANTAA
NON STOP        TERMINAL 1            TERMINAL 2             DURATION 2:50
                RESERVATION CONFIRMED    J BUSINESS
                ON BOARD: SNACK
 AY 0836        FLIGHT OPERATED BY AY FINNAIR
                EQUIPMENT:AIRBUS INDUSTRIE A320-100/200


HOTEL - RADISSON SAS PLAZA HOTEL HELSINKI
ADDR:   MIKONKATU 23                         TELEPHONE:     358-9-77590
        HELSINKI, 00100                            FAX:  358-9-77597100
        FINLAND                                 TELEX:             NONE

CONFIRMATION: 3256KX8
1 GUEST
CHECK IN: 22FEB  CHECK OUT: 24FEB
195.00 EUR PER NIGHT

GUARANTEE GIVEN
CANCELLATION POLICY: CXL BY 6PM DAY OF ARRIVAL NO CHARGE LATE CXL OR NO
```

SHOW 1 NITE

REQUEST/COMMENTS: RD-TRAVSYN

BRITISH AIRWAYS - BA 6033

FRI 24FEB	HELSINKI FI	LONDON GB	1600	1710
	HELSINKI VANTAA	HEATHROW		
NON STOP	TERMINAL 2	TERMINAL 1	DURATION 3:10	
	RESERVATION CONFIRMED J BUSINESS			
	ON BOARD: MEAL			
AY 0833	FLIGHT OPERATED BY AY FINNAIR			
	EQUIPMENT:CHANGE OF EQUIPMENT - ALL CODE			

MISCELLANEOUS 22AUG LONDON
TUE SAVE SECTOR-VISA REQUIRED NO

RESERVATION NUMBER(S) BA/AZPBA5

HUSSEY/MATTHEW JAMES MR TICKET:BA/ETKT 125 5222745459

PLEASE CHECK-IN AT LEAST 90 MINUTES BEFORE DEPARTURE

THIS TICKET IS FULLY FLEXIBLE ON BA FLIGHTS ONLY

PLEASE ENSURE YOU ARE IN POSSESSION OF A VALID PASSPORT
WITH A MINIMUM OF 6 MONTHS VALIDITY AND VISA WHERE REQUIRED

FOR EMERGENCY ASSISTANCE
PLEASE TELEPHONE OUR 24 HOUR SERVICE NUMBER

UK CALLS: 0870 160 2120
INTERNATIONAL CALLS: 00 44 870 160 2120
FOR CALLS MADE WITHIN NORTH AMERICA: (360) 756 2920

CLICK THE FOLLOWING LINK TO ACCESS YOUR ONLINE ITINERARY :

WWW.CHECKMYTRIP.NET/CMTSERVLET?R=YW226I&L=GB&N=HUSSEY


TOMRA

Summary and Q&A

Amund Skarholt, President & CEO

Our aspiration: sustainable profitable growth


TOMRA


The model
TOMRA 00-05
Revenue development
Gross margin development
Opex development

Our task and challenge is to turn all arrows according to the growth model


Helping the world recycle

Financial implication of operational leverage




TOMRA

ILLUSTRATIVE

	Base	Low leverage	High leverage
Indexed revenues	100	104 (+4%)	108 (+8%)
Gross contribution/margin	36/36%	38/36%	40/37%
Operational expenses	28	29 (+4%)	28 (+0%)
EBIT	**8**	**9**	**12**

+13%

+50%

How to make TOMRA a growth company and achieve operational leverage


TOMRA

Revenues

- Focused & dedicated managers
- Capture opportunities in existing business areas, in particular technology sales and service
- Transform development projects into revenues

Gross contribution

- Protect price
- Harmonize product portfolio
- Outsource certain models and components
- Outsource certain labor-intensive activities

Operational expenses

- Cost reduction program (once off)
- Need to have vs. nice to have approach


New benchmarks
New KPI system
New incentive system

TOMRA's revenue and profit objectives


TOMRA

INDICATIVE

	Annual revenue growth	EBIT margin
RVM Technology	5-10%	16-18%
Collection & Materials Handling	4-8%	10-13%
Recycling Technology	8-10%	13-16%
Germany	-	>20%
New initiatives	-	13-18%

Capital structure

TOMRA

A net cash position of 300 MNOK will be maintained in order to finance potential M&A opportunities and working capital requirements

The surplus cash will be returned to shareholders either through dividends or share buy-back programs





Key messages


TOMRA

Our current core business provides a solid platform for both top and bottom line growth

The German opportunity can grow our installed base by more than 50%

New initiatives, in particular in non-deposit markets, will create sustainable profitable growth when the German opportunity matures

TOMRA will be a growth company that translates revenue increases into even bigger increases on the bottom-line through operational leverage

In addition, TOMRA shareholders will benefit from increased dividends or share buy-back programs




TOMRA

Building Sustainable Growth

Trond Johannessen,
SVP Business Development

Building Sustainable Growth


TOMRA



Deposit initiatives

Mechanics of a non-deposit business model

TOMRA non-deposit initiatives

Deposit introduction or expansion initiatives


TOMRA

Observations regarding one-way deposit introduction

- Dependent on changing of laws and regulations
- Generally long and very political processes
- Outcome uncertain throughout process
- TOMRA's customers (retailers and beverage industry) very often opposed to deposit introduction

Markets where deposit has been recently introduced or expanded

- Germany – Deposit on most one-way beverage packaging
- The Netherlands – Deposit on large one-way bottles from 2006
- Estonia – Deposit on most one-way beverage packaging
- Hawaii - Deposit on most one-way beverage packaging


Helping the world recycle

Deposit legislation for non-refillable packaging


TOMRA

CANADA

Alberta
British Colombia
Manitoba
New Brunswick
Northwest Territories
Nova Scotia
Nunavut
Ontario
Prince Edward island
Quebec
Saskatchewan
Yukon Territory

USA

California
Connecticut
Delaware
Hawaii
Iowa
Maine
Massachussetts
Michigan
New York
Oregon
Vermont

EUROPE

Denmark
Estonia
Finland
Germany
Iceland
Israel
Netherlands
Norway
Sweden

AUSTRALIA

South Australia

Opportunities:

- New deposit markets
  - Germany effect (Austria)
  - Eastern Europe
  - US states
  - Australia
  - Malta
- Expansion of current
  - New containers and drinks into deposit (NL, Finland, US etc.)
- Further automation
  - New segments in core markets
  - Canada depots
  - South Australia depots

Developing new markets


TOMRA

World UBC legislation,
% containers*


Deposit
15%
Non-deposit
85%

Developing non-deposit markets is key to building sustainable profitable growth

* UBC = Used Beverage Containers

Building Sustainable Growth


TOMRA

Deposit initiatives



Mechanics of a non-deposit business model

TOMRA non-deposit initiatives

Applying collection technology in non-deposit markets

TOMRA


THIS BANK NOW ACCEPTS
CANS
AND
PLASTIC BOTTLES

Automating bottle banks







Curbside conversion









Automated collection in non-deposit markets


TOMRA

Observations regarding non-deposit collection systems

- Fits well with general trend towards more recycling and socially responsible companies
- Generally not dependent on changing of laws and regulations
- Reduction of total system cost makes it possible to create win-win situations for all stakeholders – a financial business model is emerging
- Some barriers to implementation
  - Sunk investments and initial investment in new equipment
  - Protectionist behavior from some stakeholder groups

Characteristics of target markets

- High recycling rates/volumes and/or ambition to further increase recycling
- High transportation and labor costs
- Clear recycling obligations
- Presence of at least one progressive stakeholder (innovator) ready to drive changes in current system
- Examples of target markets: Japan, UK, US, France, Spain, Italy



P&L for generic non-deposit collection business model


TOMRA

ILLUSTRATIVE

Assumptions

- Monthly volume: 100.000
- Equal shares of Glass, Plastics, Alu
- Investment cost: NOK 300k
- Investment horizon: 7 years
- Scale benefits in transportation based on network of sites
- Previous system based on manual igloos





Customer P&L (NOK)

Revenues/benefits	
Material value	7,000
Subsidies/credits/reduced tax	3,000
Advertising/sponsorship	2,000
Total	12,000
Costs	
Capital cost	3,750
Operational cost	6,000
Incentive cost	2,000
Total	11,750
Profit	**250**
Previous loss	**(~3,000)**



Building Sustainable Growth


TOMRA

Deposit initiatives

Mechanics of a non-deposit business model



TOMRA non-deposit initiatives

Key TOMRA non-deposit collection initiatives


TOMRA

	Technology	Phase
Japan	T-83	Early roll-out
UK (Tesco)	TRC	Piloting
US (Albertson's)	Tx2	Planning

In addition there is a number of active discussions in several non-deposit markets regarding use of collection technology



Helping the world recycle

Changing the system in Japan

TOMRA

Current





New







Can Collection in Maruoka City


TOMRA

~30,000 inhabitants, 7 RVMs, point card incentive system

106 tons
147 tons
190 tons
187 tons
100%
54%
46%
78%
22%
79%
21%
RVMs
Curbside collection
2001
2002
2003
2004

Tomra Japan - Experiences to Date



TOMRA

Background
- 80 RVMs installed in Japan
- TOMRA Japan office with 5 employees
- Close cooperation with Sumitomo

Prerequisites for success in place
- High UBC volumes
- Consumer behavior favorable
- Existing manual solutions expensive
- Current TOMRA technology applicable (with some modification)

10 RVMs operating in Tokyo municipalities
- Municipalities satisfied – savings realized
- Positive consumer response – sufficient volumes

Main priorities
- Install permanent RVMs with 2-3 more Tokyo municipalities
- Formalize partnership agreement with Sumitomo



TOMRA

Nakano Ward: Why RVM Solution for PET Bottle Recycling?


TOMRA

Rationale for evaluating the TOMRA solution

- Had already started PET bottle collection at selected supermarkets
- Low current recycling rate for PET (less than 30%); wants to increase this
- High current recycling cost - wants to reduce

The TOMRA solution

- Total integrated solution - from collection to recycling by partnering with collector/recycler
- Incentive system based on lottery with discount coupons as prizes – funded by retailer
- Pricing is based on total solution, immediately realizing the cost savings of the solution:
  - PET chipping in RVMs reduces labor- and transportation costs
  - PET chips taken directly from RVMs to recycling plant – no stocking costs
  - PET material becomes valuable - currently Nakano receives zero for the PET material; under new solution Nakano is paid JPY4/kg (due to clean fractions and chipping)



Opportunities beyond Municipalities


TOMRA










- Japan Highway corporation
  - 500 roadside service areas
  - 7,000-12,000 customers per day per location
  - Large waste volume (43% UBC)
  - Annual WM cost app. NOK 200 million
- Railway companies
- Real estate developers
- Universities/Schools

Sumitomo partnership and market potential


TOMRA

INDICATIVE

Alternatives for potential Sumitomo partnership

Joint ownership of a company acting as a total solutions provider to municipalities and other customers

OR

TOMRA as pure technology provider into a Sumitomo company acting as total solutions provider

Market potential and timing

Rough potential estimate

- Potential for 5,000 machines in Tokyo and related urban areas
- Potential for ~25,000 machines in Japan

Timing

- Degree of success likely to be determined through 2006
- Possibility for real sales volumes from 2007/2008



Tesco pilot in the UK

TOMRA

- 5 TRCs operating in the UK
- Pilot to run through Q1 2006
- High profile pilot program with funding from UK Government through WRAP
- Initial potential for roll-out to ~450 Tesco stores in the UK if KPIs are met
- Success dependant on feasibility of business model – mainly through high collected volumes


Recycling

Why the TOMRA Recycling Centre for Tesco?


TOMRA

Rationale for testing the TOMRA solution

- Already has glass igloos at most Supermarkets and Plastic/Metal banks at certain locations, but does not control the system
- See benefits from controlling recycling at own locations (material value, recycling credits, PRN value, improved image etc)
- TRC is meant to reduce current and future costs for Tesco and at the same time contribute to increasing UK recycling rates

The TRC solution

- TOMRA is a pure technology supplier to Tesco - separate agreements with collectors and recyclers
- Incentive system based on charity programs, discount coupons and lotteries
- Main TRC benefits:
  - Volume reduction reduces transportation costs
  - Material recognition gives pure fractions and thus higher material value
  - More visually attractive solution than current bottle banks
  - Incentives can be used to drive volumes (and store traffic)



Helping the world recycle

Status in the UK so far


TOMRA

Consumers like the TRCs and use them

Currently material value too low in business model
- Harder to change behavior than in Japan
- Volumes without incentives too low
- Plastics/metal mix unfavorable

Incentives implemented
- Positive initial effect, too early to conclude
- Simple awareness building just initiated

SIGNIFICANTLY INCREASED VOLUMES NEEDED



Retail project in the US

TOMRA

Approach
- Retail-based model
- Albertson's donates real-estate and labor

Business concept
- Technology approach similar to Japan kiosk
  - Low capital investment
  - Limited need for labor (retailer empties machines)
- TOMRA owns and operates the machines
- TOMRA revenue secured by commodity and partnership funding

Project update
- 15+ stores approved to pilot in Northwest
- Current Albertson's senior management committed to the concept
- Potential sale of Albertson's stores could impact business case


Beverage Container Recycling Center
Beverage Container Recycling Center
Plastic
Cans

Key messages


TOMRA

There are growth opportunities in current deposit markets

New markets will introduce deposit, but timing is uncertain

Non-deposit collection models provide an attractive growth opportunity, and results of current initiatives will guide further development



FY 2005

RECEIVED
2006 MAR -1 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Checklist 2005

	To-do list 2005	Status
Q404	• Integrate TiTech and Orwak Group into TOMRA	✓
	• Successfully complete pilots in the UK and Japan	✓
	• Execute on German opportunity	✓
Q105	• Revitalize and achieve profitable growth	✓
	• Improve TiTech/Orwak performance	✓
	• Secure permanent installations in Tokyo	✓
	• Conclude partnership agreement with Sumitomo	1H 2006
Q205	• New organizational structure to increase focus/create momentum	✓
	• Ensure 80 MNOK in cost savings, restructuring charges of ~50 MNOK	✓
	• Write-down of assets estimated to 114	✓
	• Divest Brazilian operations	✓
	• Finalize product portfolio harmonization	✓
	• Strengthen California business model	2006/2007
Q305	• Achieve 50-70% market share in Germany	✓
	• Decide on future of UK project	1Q 2006

Back to sustainable profitable growth...

Operating revenues – 12 month rolling average
NOK million



Gross Margin – 12 month rolling average
Percent



Operating expenses – 12 month rolling average
NOK million



Operating profit – 12 month rolling average
NOK million



NOTE: One-time effects of -159 MNOK not included in the charts

Financial highlights (IFRS, continued and discontinued operations)



NOK million

	4Q 05	4Q 04	FY 2005	FY 2004
Revenues	675	663	2662	2512
• RVM Technology	356	328	1183	1250
• Collection & Materials Handling	201	189	848	821
• Recycling Technology	117	44	379	68
• Other non-deposit activities	1	102	252	373
Operating profit excluding restructuring charges	93	70	226	236
Operating profit including restructuring charges	79	58	67	217
Cash flow (from cont. ops.)	*131*	*75*	*243*	*408*
Total assets (from cont. ops.)			*2,994*	*3,257*
EPS (from cont. ops.) in NOK	*0.31*	*0.22*	*0.05*	*1.00*



SEGMENT: RVM Technology

TOMRA





RVM Technology – Financials

TOMRA

NOK million

	4Q 05	4Q 04	FY 2005	FY 2004
Revenues	356	328	1183	1250
• Nordic	97	104	377	439
• Central Europe & UK	157	128	433	438
• Rest of Europe	-	4	-	9
• US East/Canada	102	92	373	364
Gross contribution (in %)	159 (45%)	166 (51%)	541[c] (46%)	635 (51%)
Operating expenses	93[a]	107[b]	424[d]	416[e]
Operating profit (in %)	66 (19%)	59 (18%)	117 (10%)	219 (18%)

a) Including restructuring charges of 6 MNOK
b) Including restructuring charges of 12 MNOK
c) Including inventory write-downs of 12 MNOK in 2Q 05
d) Including total restructuring charges of 46 MNOK
e) Including total restructuring charges of 19 MNOK



RVM Technology – Highlights

TOMRA


Europe

- Revenues of 810 MNOK, 9% decline versus last year; adjusted for currency effects revenues decreased by 5%
  - Market share maintained
  - Declining sales in Sweden, Finland and refillable markets in Central Europe
  - Strong performance in second half 05
- Strong year in Holland driven by upgrades of old machines due to introduction of new deposit legislation
- Orders for ~4,000 RVMs received from Germany during 2005, 4,000 additional RVMs ordered in January 2006 – minimal impact on 4Q figures


North America

- Revenues of 373 MNOK, 2% increase versus 2004; measured in USD revenues increased 7% to 57.9 MUSD
  - Strong HCp sales in core Northeast markets primary driver for improvement
  - Contract with largest lease customer renewed
- 1,270 RVMs placed during 2005
- 70 MNOK replacement contract in Michigan signed in January 2006



RVM Technology – Order situation in Germany

TOMRA


ESTIMATES
Number of machines
30,000-40,000
~12,000?
~4,000?
~8,000
Others
TOMRA
Total market potential
Ordered so far
Our expectations remain unchanged
Contract value (ex. service)
NOK billion
4.5-7.0
~1.7?
~0.5?
Others
TOMRA
Total market potential
Ordered so far

TOMRA is on the right track towards delivering on the 50% - 70% market share ambition in Germany



RVM Technology – Timing of German c._.ders to P&L

ROUGH ESTIMATES

Estimated number of machines taken to P&L in Germany



4Q05	~ 80
1Q06	~ 1,000*
2Q06	~ 2,500*
3Q06	~ 2,500
4Q06	~ 2,000
TOTAL (so far)	~ 8,000

Exact timing of installations and upgrades still partly a moving target

Majority of current order backlog expected to be taken to P&L during 2Q and 3Q this year

Available production capacity in second half of 2006

* Includes several upgrades of refillable RVMs

RVM Technology – UNO and T-820 status

- Product targeting small retail stores, gas stations and convenience stores (potentially also schools, large corporate cantinas etc.)
- Low cost machine produced in Poland and sold for ~4,000-5,000 EURO plus installation fee
- Target markets are the Nordic countries, Germany and Estonia
- Orders for ~260 UNO machines received in 2005 and orders for ~200 additional machines received so far 2006
- Ongoing tests with several customers (25+) including gas station chains and retailers with several thousand outlets



- Product targeting high volume retail stores
- High-end machine with new recognition technology and new user interface for easy, accurate and fast operations
- Important machine for accelerating replacement of old equipment
- Commercial deliveries started early 2006, orders received in Norway and Austria

SEGMENT: Collection and Materials Handling


Recycling Center

Collection & Materials Handling – Financials



NOK million

	4Q 05	4Q 04	FY 2005	FY 2004
Revenues	201	189	848	821
• US East/Canada	105	107	469	484
• US West	96	82	379	337
Gross contribution (in %)	43 (21%)	41 (22%)	196 (23%)	184 (22%)
Operating expenses	38*	37	134*	134
Operating profit (in %)	5 (2%)	4 (2%)	65 (8%)	50 (6%)

* *Including 6 MNOK in restructuring charges*



Collection & Materials Handling – High..ghts



US East/ Canada

- Revenues of 469 MNOK, down 3% versus 2004; measured in USD revenues increased 1% to 72.8 MUSD
- Record profitability due to further streamlining of transportation and processing activities
- Consolidation of processing plants in 2005 will yield further cost savings in 2006

US West/ California)

- Revenues of 379 MNOK, up 12% versus 2004; measured in USD revenues increased 18% to 58.9 MUSD due to strong volume growth and attractive commodity pricing
- Total container volumes grew by 15% over the prior year and the total site count grew by 10% to 433
- Work related claims in California reduced by 24% over prior year – will impact insurance rates positively in the long term
- 2005 was a record year in terms of profitability, and TOMRA anticipates positive trend to continue in 2006 due to commodity pricing and volume/new site growth

Collection in California – Commodity prices

Aluminum price development (London Metal Exchange – Cash prices)
USD/metric tonne

3000
2800
2600
2400
2200
2000
1800
1600
1400
Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06

In California, where TOMRA takes ownership of collected materials, the aluminum price increase is positively impacting revenues and profits

As a general rule of thumb, a 100 USD/ton increase in the LME increases TOMRA's operating profit by approximately 1 MUSD

SEGMENT: Recycling Technology




ORWAK
3400



Recycling Technology – Financials

NOK million

	4Q 05	4Q 04	FY 2005	FY 2004
Revenues	117	44	379	68
• Nordic	27	-	83	-
• Central Europe & UK	74	31	203	41
• Rest of Europe	1	8	30	18
• US/Canada	10	4	23	7
• Rest of World	5	1	40	2
Gross contribution (in %)	53 (45%)	27 (61%)	174 (46%)	43 (63%)
Operating expenses	34*	12	137**	23
Operating profit (in %)	19 (16%)	15 (34%)	37 (10%)	20 (29%)

** Including restructuring charges of 2 MNOK*
*** Including total restructuring charges of 5 MNOK*

Recycling Technology – Highlights


TiTech

- 3rd consequtive year of record revenues and profits driven by strong sales in Germany and the US
- Market share of ~70% maintained
- New markets entered in 2005 include Korea, Australia and Norway
- Cooperation with TOMRA in materials handling in North America
- Several technology innovations in 2005 ensured TiTech's position as the industry leader in optical sorting


Orwak Group

- Stable revenue development versus previous year; Presona continued to perform well, AB Orwak faced certain challenges and Morinders had weak sales
- 2Q-4Q performance according to expectations after weak 1Q
- Market share of 20-25% maintained
- 2005 cost reduction efforts have created a platform from which Orwak Group can grow profitably
- Potential cooperation with TOMRA regarding depots for handling of uncompacted deposit containers in Germany in 2006



Recycling Technology - Order book

Order book value
NOK million

0 10 20 30 40 50 60 70 80 90

4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05

Timing

Although first quarter is generally weak, 1Q 2006 should be significantly better than 1Q 2005 based on value of order book entering 2006



SEGMENT: Other non-deposit activities







Other non-deposit activities - Financials

NOK million

	4Q 05	4Q 04	FY 2005	FY 2004
Revenues	1	102	252	373
Gross contribution (in %)	-	10 (10%)	39 (15%)	49 (13%)
Operating expenses	9	26	171*	105
Operating profit	(8)	(16)	(132)	(56)

** Including total restructuring charges of 86 MNOK in 2Q 05*



Other non-deposit activities – Highligl..




Brazil

- Brazilian operations defined as non-core during second quarter due to limited technology content
- TOMRA's two subsidiaries sold to Aleris in August 2005 for 122 MNOK in cash

UK

- 5 TRCs installed during 2005, bringing the total number of centers to 6
- Feedback from consumers and TESCO is positive, and the business model is becoming more attractive as the gap between required and actual collection volumes is narrowed
- TOMRA is discussing an expansion of the TRC program with TESCO, conclusion expected during 1Q 2006


Japan

- Test program in Tokyo/Yokohama successfully completed early 2005 with Sumitomo as TOMRA's partner
- First 10 permanent collection centers sold to wards in Tokyo
- TOMRA is currently in discussions with several wards in Tokyo for deliveries of additional centers in 2006
- The discussions with Sumitomo regarding future structure of partnership and business model will be concluded during first half 2006

UK collection volumes – Approaching break-even



Number of units collected per center per month
Thousand units

ROUGH ESTIMATES


Start-up period
(Nov 04 – Mar 05)
250
180
70
Assumed break-even volume
Actual volume per center (average)
Mid-term period
(Apr 05-Oct 05)
200
120
80


Current
(Nov 05-Feb 06)
120
30
90
Assumed break-even volume
Actual volume per center (average)





Proposed dividend for 2005

- At the Annual General Assembly in May, The Board will
  - Recommend a 2005 dividend of **NOK 0.35 per share**
  - Ask for a cancellation of the 4,498,000 treasury shares acquired in connection with the share buy-back program in 2005
  - Ask for a new authorization to buy back 10 million additional shares (on top of the 10 million authorized in 2005) with the purpose of cancelling them.
- In 2006, TOMRA will replace its option program with a cash-based 3-5 years bonus system linked to extraordinary financial performance in the Tomra Group

TOMRA focus areas in 2006

RVM Technology



- Maximize value of German opportunity
- Accelerate Nordic and US replacement sales
- Roll out UNO & T-820
- Reduce COGS through continued production/ sourcing improvements
- Capitalize on Holland opportunity

Collection & Materials Handling



- Consolidate sorting plant operations
- Outsource certain labor-intensive activities
- Maximize commodity pricing opportunities

Recycling Technology



- New segments and markets for TiTech
- Focused sales and marketing efforts in Orwak Group
- Selected M&A

Development initiatives



- Sign agreement with Sumitomo during 1H 2006
- Obtain TESCO decision on expansion of TRC program during 1Q 2006
- Invest in selected new initiatives - several new projects under evaluation


TOMRA®
Helping the world recycle


TOMRA

Addendum slides



Major shareholders*

		Shares	Ownership
1.	Folketrygdfondet	18 103 100	10,1%
2.	Orkla ASA	7 228 800	4,1%
3.	State Street Bank & Client Omnibus D	6 767 984	3,8%
4.	JP Morgan Chase Bank Clients Treaty Account	5 316 448	3,0%
5.	Tomra Systems ASA	4 498 000	2,5%
6.	Danske Bank A/S 3887 Operations Sec.	4 492 028	2,5%
7.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 826 289	2,1%
8.	Clearstream Banking CID Dept, Frankfurt	3 606 259	2,0%
9.	DnB NOR Norge (IV) VPF	2 782 708	1,6%
10.	Deutsche Bank AG LON	2 496 390	1,4%
	SUB-TOTAL	59 118 006	33,1%
	Other shareholders	119 368 553	66,9%
	TOTAL (15,003 shareholders)	178,486,559	100.0%
	Total foreign ownership	61 840 476	34,6%

*Registered 31 December 2005

Shares & shareholders*


TOMRA

	Country	Shares	Ownership	Number of shareholders
1.	Norway	116 646 083	65.4%	14 162
2.	Great Britain	21 552 513	12.1%	82
3.	USA	12 138 624	6.8%	181
4.	Denmark	7 350 946	4.1%	66
5.	Luxembourg	5 965 047	3.3%	39
6.	Switzerland	4 569 107	2.6%	19
7.	Sweden	2 552 803	1.4%	117
8.	Ireland	1 602 548	0.9%	18
9.	Finland	1 077 920	0.6%	24
10.	Germany	1 045 794	0.6%	97
	TOTAL		97.7%	14 805

*Registered 31 December 2005